Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-001

As confidentially submitted to the Securities and Exchange Commission on October 10, 2017

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

JELD-WEN Holding, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2430	93-1273278
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

440 S. Church Street, Suite 400

Charlotte, North Carolina 28202

(704) 378-5700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Laura W. Doerre, Esq.

Executive Vice President, General Counsel

and Chief Compliance Officer

JELD-WEN Holding, Inc.

440 S. Church Street, Suite 400

Charlotte, North Carolina 28202

(704) 378-5700

(Name, address, including zip code, and telephone number including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Daniel J. Bursky, Esq. Mark Hayek, Esq. Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 (212) 859-8000	Rachel W. Sheridan, Esq. Latham & Watkins LLP 555 Eleventh Street, NW Suite 1000 Washington, D.C. 20004 (202) 637-2200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.01 per share	10,925,000	$	$	$

(1)	Includes shares and the offering price of shares that may be sold upon any exercise of the underwriters’ option to purchase additional shares.
(2)	This amount represents the proposed maximum price per share and aggregate offering price of the securities registered hereunder. These figures are estimated solely for the purpose of calculating the amount of the registration fee. Pursuant to Rule 457(c) under the Securities Act of 1933, as amended, the price shown is the average of the high and low sales prices of the common stock on , 2017, as reported on the New York Stock Exchange.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-002

The information in this preliminary prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell, and it is not soliciting an offer to buy, these securities in any state where the offer or sale is not permitted.

Subject to completion, dated October 10, 2017

9,500,000 Shares

JELD-WEN Holding, Inc.

Common Stock

The selling shareholders identified in this prospectus, which include investment funds managed by Onex Partners Manager LP and its affiliates, or “Onex”, are offering 9,500,000 shares of common stock of JELD-WEN Holding, Inc. The underwriters also have an option to purchase up to 1,425,000 shares of our common stock in this offering from certain of the selling shareholders. We will not receive any of the proceeds from the shares of common stock sold by the selling shareholders.

Our common stock is listed on the New York Stock Exchange under the symbol “JELD”. The last reported sale price of our common stock on October 9, 2017 was $35.86 per share.

After the completion of this offering, investment funds managed by Onex will own approximately     % of our common stock (or     % if the underwriters’ option to purchase additional shares of common stock from certain of the selling shareholders is exercised in full).

Investing in our common stock involves risk. See “Risk Factors” beginning on page 18 to read about factors you should consider before buying shares of our common stock.

	Per Share	Total
Price to public	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to the selling shareholders	$	$

(1)	See “Underwriting” for additional information regarding underwriting compensation.

Delivery of the shares of common stock will be made on or about                     , 2017.

Neither the Securities and Exchange Commission, or “SEC”, nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2017.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-003

JELD-WEN
WINDOWS & DOORS

EXTIRA
KARONA
LaCANTINA DOORS
MIRATEC
DANA
DOORIA
KILSGAARD
SWEDOOR
aneeta
Airlite
breezway
CORINTHIAN DOORS
Regency
STEGBAR
TREND
Premium Timber Doors

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-004

You should rely only on the information contained or incorporated by reference in this prospectus and any free writing prospectus prepared by or on behalf of us that we have referred you to. Neither we, the selling shareholders nor the underwriters have authorized anyone to provide you with additional or different information. If anyone provides you with additional, different, or inconsistent information, you should not rely on it. Offers to sell, and solicitations of offers to buy, shares of our common stock are being made only in jurisdictions where offers and sales are permitted. The information contained or incorporated by reference in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, operating results, and prospects may have changed since such date.

No action is being taken in any jurisdiction outside the United States to permit a public offering of common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restriction as to this offering and the distribution of this prospectus applicable to those jurisdictions.

i

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-005

MARKET AND INDUSTRY DATA

This prospectus includes information and data about the industry in which we compete. We obtained this information from periodic general and industry publications, and surveys and studies conducted by third parties, as well as from our own internal estimates and research. Industry publications, surveys, and studies generally state that the information contained therein has been obtained from sources believed to be reliable. In presenting this information, we have made certain assumptions that we believe to be reasonable based on such data and other similar sources and on our knowledge of, and our experience to date in, the markets for the products we manufacture and sell. Market and industry data presented herein is subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process, and other limitations. References herein to our relative position in a market or product category refer to our belief as to our ranking in each specified market or product category based on sales dollars, unless the context otherwise requires. In addition, the discussions herein regarding our various markets are based on how we define the markets for our products, which products may be either part of larger overall markets or markets that include other types of products.

Unless otherwise noted in this prospectus, Freedonia Custom Research, or “Freedonia”, is the source for third-party data regarding market sizes and our position within such markets. The Window and Door Market Share Report for Selected Countries, dated May 9, 2017, or the “Freedonia Report”, which we commissioned in connection with the May 2017 Secondary Offering, represents data, research opinion, market size, positions within markets, and viewpoints developed on our behalf, in each case based on data for the year ended December 31, 2016, and does not constitute a specific guide to action. In preparing the report, Freedonia used various sources, including publicly available third-party financial statements; government statistical reports; press releases; industry magazines; and interviews with our management as well as manufacturers of related products, manufacturers of competitive products, distributors of related products, and government and trade associations. Market sizes in the Freedonia Report are based on many variables, such as currency exchange rates, raw material costs, and pricing of competitive products, and such variables are subject to wide fluctuations over time. The Freedonia Report speaks as of its final publication date (and not as of the date of this filing), and the opinions expressed in the Freedonia Report are subject to change by Freedonia without notice.

CERTAIN TRADEMARKS, TRADE NAMES AND SERVICE MARKS

This prospectus includes trademarks, trade names, and service marks owned by us. Our U.S. window and door trademarks include JELD-WEN®, AuraLast®, MiraTEC®, Extira®, LaCANTINATM, KaronaTM, ImpactGard®, JW®, Aurora®, IWP®, MMI Door™, and True BLUTM. Our trademarks are either registered or have been used as a common law trademark by us. The trademarks we use outside the United States include the Stegbar®, Regency®, William Russell Doors®, Airlite®, TrendTM, The Perfect FitTM, Aneeta®, Breezway®, Kolder™, and Corinthian® marks in Australia, and Swedoor®, Dooria®, DANA®, Mattiovi™, and Alupan® in Europe. ENERGY STAR® is a registered trademark of the U.S. Environmental Protection Agency. This prospectus contains additional trademarks, trade names, and service marks of others, which are, to our knowledge, the property of their respective owners. Solely for convenience, trademarks, trade names, and service marks referred to in this prospectus appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names, and service marks. We do not intend our use of other parties’ trademarks, trade names, or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-006

CERTAIN DEFINED TERMS

As used in this prospectus, unless the context otherwise requires, references to:

•	“2016 Dividend Transactions” means (i) the borrowing of an additional $375 million under our Term Loan Facility, (ii) the application of approximately $35 million in cash and borrowings under our ABL Facility for the purposes described in this definition, (iii) payments of approximately $400 million to holders of our then-outstanding common stock, Series A Convertible Preferred Stock, Class B-1 Common Stock, options, and Restricted Stock Units, or “RSUs”, (collectively, the “2016 Dividend”), (iv) the release of Onex BP Finance LP as a borrower under our Term Loan Facility, (v) the repricing of all of our outstanding term loans and maturity extension of our Initial Term Loans (as defined below) due October 15, 2021 to match the maturity of our 2015 Incremental Term Loans (as defined below) due July 1, 2022, and (vi) the amendment of our Term Loan Facility and ABL Facility in connection with the foregoing. The 2016 Dividend Transactions occurred in November 2016. See “Description of Certain Indebtedness” and “Dividend Policy”;

•	“ABL Facility” means our $300 million asset-based revolving credit facility, dated as of October 15, 2014 and as amended from time to time, with JWI and JELD-WEN of Canada, Ltd., as borrowers, the guarantors party thereto, a syndicate of lenders, and Wells Fargo Bank, National Association, as administrative agent;

•	“Adjusted EBITDA” is a supplemental non-GAAP financial measure of operating performance and is not based on any standardized methodology prescribed by GAAP. We define Adjusted EBITDA as net income (loss), as adjusted for the following items: income (loss) from discontinued operations, net of tax; gain (loss) on sale of discontinued operations, net of tax; equity earnings (loss) of non-consolidated entities; income tax benefit (expense); depreciation and amortization; interest expense, net; impairment and restructuring charges; gain (loss) on sale of property and equipment; share-based compensation expense; non-cash foreign exchange transaction/translation income (loss); other non-cash items; other items; and costs related to debt restructuring, debt refinancing, and the Onex Investment (as defined below). For a discussion of our presentation of Adjusted EBITDA, see footnote 1 to the table under the heading “Prospectus Summary—Summary Consolidated Financial Data” and footnote 1 to the table under the heading “Selected Consolidated Financial Data”;

•	“Australia Senior Secured Credit Facility” means collectively, our AUD $18 million cash advance facility, our AUD $8 million interchangeable facility for guarantees/letters of credit, our AUD $7 million electronic payaway facility, our AUD $1.5 million asset finance facility, our AUD $950,000 commercial card facility, and our AUD $5 million overdraft facility, dated as of October 6, 2015 and amended from time to time, with certain of our Australian subsidiaries, as borrowers, and Australia and New Zealand Banking Group Limited, as lender;

•	“the Company”, “JELD-WEN”, “we”, “us”, and “our” refer to JELD-WEN Holding, Inc., a Delaware corporation, and its consolidated subsidiaries;

•	“Class B-1 Common Stock” means shares of our Class B-1 Common Stock, par value $0.01 per share, all of which were converted into shares of our common stock immediately prior to our IPO (as defined below);

•	“Code” means the U.S. Internal Revenue Code of 1986, as amended;

•	“Corporate Credit Facilities” means collectively, our ABL Facility and our Term Loan Facility;

•	“Credit Facilities” means collectively, our Corporate Credit Facilities, our Australia Senior Secured Credit Facility, and our Euro Revolving Facility;

•	“ESOP” means the JELD-WEN, Inc. Employee Stock Ownership and Retirement Plan;

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-007

•	“Euro Revolving Facility” means our €39 million revolving credit facility, dated as of January 30, 2015 and as amended from time to time, with JELD-WEN A/S, as borrower, Danske Bank A/S and Nordea Bank Danmark A/S, as lenders, and Danske Bank A/S, as administrative agent;

•	“E.U.” means the European Union;

•	“GAAP” means generally accepted accounting principles in the U.S.;

•	“IPO” means the initial public offering of 22,272,727 shares of our common stock by us, together with 6,477,273 shares of our common stock offered by Onex, completed on February 1, 2017;

•	“JWHI” means JELD-WEN Holding, Inc., a Delaware corporation, on a stand-alone basis;

•	“JWI” means JELD-WEN, Inc., a Delaware corporation that is a direct, wholly-owned subsidiary of JELD-WEN Holding, Inc.;

•	“May 2017 Secondary Offering” means the secondary public offering of 16,100,000 shares of our common stock, substantially all of which were owned by Onex, completed on May 31, 2017, including the exercise by the underwriters of their overallotment option that closed on June 5, 2017;

•	“Onex” refers to Onex Corporation and its affiliates, including funds managed by an affiliate of Onex Partners Manager LP and/or Onex Corporation, as appropriate;

•	“Onex Investment” refers to the October 2011 transaction in which Onex acquired a majority of the combined voting power in the Company through the acquisition of convertible debt and convertible preferred equity;

•	“Series A Convertible Preferred Stock” means shares of our Series A-1 Convertible Preferred Stock, par value $0.01 per share, Series A-2 Convertible Preferred Stock, par value $0.01 per share, Series A-3 Convertible Preferred Stock, par value $0.01 per share, and Series A-4 Convertible Preferred Stock, par value $0.01 per share, all of which were converted into shares of our common stock immediately prior to the consummation our IPO;

•	“Series B Preferred Stock” means the one share of our Series B Preferred Stock, par value $0.01 per share, which was cancelled in its entirety immediately prior to the consummation of our IPO;

•	“Stock Incentive Plan” means our Amended and Restated Stock Incentive Plan;

•	“Term Loan Facility” means our term loan facility, dated as of October 15, 2014, with JWI, as borrower, the guarantors party thereto, a syndicate of lenders, and Bank of America, N.A., as administrative agent, under which we initially borrowed $775 million of term loans, as amended (i) on July 1, 2015 in connection with the borrowing of $480 million of incremental term loans, (ii) on November 1, 2016 in connection with the borrowing of $375 million of incremental term loans, and as further amended from time to time, and (iii) on March 7, 2017, in connection with reducing the interest rate applicable to all outstanding term loans. As of July 1, 2017, we had approximately $1,230.5 million of term loans outstanding under the Term Loan Facility;

•	“U.K.” means the United Kingdom; and

•	“U.S.” means the United States of America.

PRESENTATION OF FINANCIAL INFORMATION AND SHARE INFORMATION

Unless otherwise indicated, all financial information contained or incorporated by reference in this prospectus for all periods presented gives effect to (i) the 11-for-1 stock split of our common stock and our Class B-1 Common Stock that was effected on January 3, 2017 and (ii) the conversion of all outstanding shares

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-008

of our Series A Convertible Preferred Stock and Class B-1 Common Stock into our common stock, and the cancellation of the one outstanding share of our Series B Preferred Stock, all of which occurred immediately prior to the consummation of our IPO. Unless otherwise indicated, all information contained or incorporated by reference in this prospectus further assumes that the underwriters’ option to purchase additional shares has not been exercised.

We operate on a fiscal calendar year, and each interim period is comprised of two 4-week periods and one 5-week period, with each week ending on a Saturday. Our fiscal year always begins on January 1 and ends on December 31. As a result, our first and fourth quarters may have more or fewer days included than a traditional 91-day fiscal quarter.

Numerical figures included or incorporated by reference in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them. We round certain percentages presented or incorporated by reference in this prospectus to the nearest whole number. As a result, figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

USE OF NON-GAAP FINANCIAL MEASURES

This prospectus contains “non-GAAP measures”, which are financial measures that are not calculated and presented in accordance with GAAP. Specifically, we make use of the non-GAAP financial measures “Adjusted EBITDA” and “Adjusted EBITDA margin”. For the definition of Adjusted EBITDA, and a reconciliation to its most directly comparable financial measure presented in accordance with GAAP, see footnote 1 to the table under the heading “Prospectus Summary—Summary Consolidated Financial Data” and footnote 1 to the table under the heading “Selected Consolidated Financial Data”. Adjusted EBITDA margin is defined as Adjusted EBITDA divided by net revenues.

We present Adjusted EBITDA and Adjusted EBITDA margin because we believe they assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. Management believes Adjusted EBITDA and Adjusted EBITDA margin are helpful in highlighting trends because they exclude the results of decisions that are outside the control of management, while other measures can differ significantly depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which we operate, and capital investments. We use Adjusted EBITDA and Adjusted EBITDA margin to measure our financial performance and also to report our results to our board of directors. Further, our executive incentive compensation is based in part on Adjusted EBITDA. In addition, we use Adjusted EBITDA as calculated herein for purposes of calculating compliance with our debt covenants in our Corporate Credit Facilities. Adjusted EBITDA should not be considered as an alternative to net income (loss) as a measure of financial performance or to cash flows from operations as a liquidity measure, and should not be considered as an alternative to any other measure derived in accordance with GAAP.

FOREIGN CURRENCY CONVERSION RATES

Amounts reported in Australian Dollars (AUD $) throughout this prospectus are converted to U.S. Dollars at a rate of 0.722 and 0.769 with respect to information as of December 31, 2016 and July 1, 2017, as applicable. Amounts reported in British Pounds (£) throughout this prospectus are converted at a rate of 1.237 and 1.298 with respect to information as of December 31, 2016 and July 1, 2017, as applicable. Amounts reported in Euros (€) throughout this prospectus are converted at a rate of 1.054 and 1.143 with respect to information as of December 31, 2016 and July 1, 2017, as applicable. Amounts reported in Danish Kroner (DKK) throughout this prospectus are converted at a rate of 0.142 and 0.154 with respect to information as of December 31, 2016 and July 1, 2017, as applicable.

v

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-009

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus. Because this is only a summary, it does not contain all the information that may be important to you. You should read the entire prospectus carefully, especially “Risk Factors”, “Cautionary Note Regarding Forward-Looking Statements”, and our consolidated financial statements and related notes incorporated by reference in this prospectus, before deciding to invest in our common stock.

Our Company

We are one of the world’s largest door and window manufacturers, and we hold the #1 position by net revenues in the majority of the countries and markets we serve. We design, produce, and distribute an extensive range of interior and exterior doors, wood, vinyl, and aluminum windows, and related products for use in the new construction and repair and remodeling, or “R&R”, of residential homes and, to a lesser extent, non-residential buildings. We attribute our market leadership to our well-established brands, broad product offering, world-class manufacturing and distribution capabilities, and our long-standing customer relationships. Our goal is to achieve best-in-industry financial performance through the rigorous execution of our strategies, to reduce costs and improve quality through the implementation of operational excellence programs, drive profitable organic growth, pursue strategic acquisitions, and develop top talent.

We market our products globally under the JELD-WEN brand, along with several market-leading regional brands such as Swedoor and DANA in Europe and Corinthian, Stegbar, and Trend in Australia. Our customers include wholesale distributors and retailers as well as individual contractors and consumers. As a result, our business is highly diversified by distribution channel, geography, and construction application, as illustrated in the charts below:

(1)	Percentage of net revenues by construction application is a management estimate based on the end markets into which our customers sell.

As one of the largest door and window companies in the world, we have invested significant capital to build a business platform that we believe is unique among our competitors. We operate 117 manufacturing facilities in 19 countries, located primarily in North America, Europe, and Australia. Our global manufacturing footprint is strategically sized and located to meet the delivery requirements of our customers. For many product lines, our manufacturing processes are vertically integrated, enhancing our range of capabilities, our ability to innovate, and our quality control, as well as providing us with supply chain, transportation, and working capital savings. We believe that our manufacturing network allows us to deliver our broad portfolio of products to a wide range of customers across the globe, improves our customer service, and strengthens our market positions.

2016 Net Revenues $3,667 million Distribution Channel Geography Construction Application(1)

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-010

Our Transformation

We were founded in 1960 by Richard L. Wendt, when he, together with four business partners, bought a millwork plant in Oregon. The subsequent decades were a time of successful expansion and growth as we added different businesses and product categories such as interior doors, exterior steel doors, and vinyl windows. After the Onex Investment, we began the transformation of our business from a family-run operation to a global organization with independent, professional management. The transformation accelerated after 2013 with the hiring of a new senior management team strategically recruited from a number of world-class industrial companies. Our new management team has decades of experience driving operational improvement, innovation, and growth, both organically and through acquisitions. We believe that the collective talent and experience of our team is a distinct competitive advantage. Under the leadership of our senior management team, we are systematically transforming our business through the application of process improvement and management tools focusing on three strategic areas: (i) operational excellence by implementing the JELD-WEN Excellence Model, or “JEM”; (ii) profitable organic growth; and (iii) strategic acquisitions.

Name	Position	Joined JELD-WEN	Prior Experience

Kirk Hachigian	Chairman	2014	Cooper Industries plc, GE Lighting, and Bain & Company

Mark Beck	President & Chief Executive Officer	2015	Danaher Corporation and Corning Incorporated

L. Brooks Mallard	Executive Vice President & Chief Financial Officer	2014	TRW Automotive Holdings Corporation, Eaton Corporation plc, Cooper Industries plc, and Thomas & Betts Corporation

Laura W. Doerre	Executive Vice President, General Counsel & Chief Compliance Officer	2016	Nabors Industries Ltd.

John Dinger	Executive Vice President & President, North America	2015	Eaton Corporation plc and Cooper Industries plc

Peter Maxwell	Executive Vice President & President, Europe	2015	Eaton Corporation plc and Cooper Industries plc

Peter Farmakis	Executive Vice President & President, Australasia	2013	Dexion Limited, Ciba Specialty Chemicals Corporation, and Smorgon Steel Group Limited

John Linker	Senior Vice President, Corporate Development & Investor Relations	2012	United Technologies Corporation, Goodrich Corporation, and Wells Fargo & Company

Jim Garcia	Senior Vice President, Global JEM Leader	2016	Eaton Corporation plc, Cooper Industries plc, and Delphi Corporation

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-011

Our efforts to date have resulted in significant growth in our profitability. Our Adjusted EBITDA margin has increased by approximately 708 basis points and our Adjusted EBITDA has grown at a 33.9% compound annual growth rate, or “CAGR”, from the year ended December 31, 2013 through the twelve-month period ended July 1, 2017. We are in the early stages of implementing our business transformation and, as a result, we believe we have an opportunity to continue growing our profitability faster than the growth in our end markets.

In the twelve-month period ended July 1, 2017, our net revenues were $3.7 billion, our net income was $351.9 million, and our Adjusted EBITDA was $426.1 million. Adjusted EBITDA has increased by $272.9 million, or 178.1%, and net income has increased by $420.3 million from the year ended December 31, 2013 to the twelve-month period ended July 1, 2017.

On February 1, 2017, we closed an initial public offering of 28,750,000 shares of our common stock at a public offering price of $23.00 per share. We sold 22,272,727 shares in our IPO and we received $472.7 million in proceeds, net of underwriting discounts, fees and commissions. In addition, Onex sold 6,477,273 shares of our common stock from which we did not receive any proceeds. We used a portion of the net proceeds to us from the offering to repay $375 million of indebtedness outstanding under our Term Loan Facility, and have used and will use the remaining net proceeds to us for working capital and other general corporate purposes, including sales and marketing activities, general and administrative matters, and capital expenditures.

On May 31, 2017, we closed a secondary public offering of 16,100,000 shares of our common stock, substantially all of which were owned by Onex, including the exercise by the underwriters of their over-allotment option that closed on June 5, 2017, at a public offering price of $30.75 per share. We did not receive any of the proceeds from the sale of the shares of common stock sold in the May 2017 Secondary Offering.

Our Products

We provide a broad portfolio of interior and exterior doors, windows, and related products, manufactured from a variety of wood, metal, and composite materials and offered across a full spectrum of price points. In the year ended December 31, 2016, our door sales accounted for 67% of net revenues, our window sales accounted for 24% of net revenues, and our other ancillary products and services accounted for 9% of net revenues.

Doors

We are the #1 residential door provider by net revenues in the majority of our geographic markets. We hold #1 positions in residential doors by net revenues in the U.S., Australia, Germany, Switzerland, Austria, and Scandinavia (which is comprised of Denmark, Sweden, Norway, and Finland). We hold #2 positions in residential doors by net revenues in Canada and the U.K. We offer a full line of residential interior and exterior door products, including patio doors and folding or sliding wall systems. Our non-residential door product offering is concentrated in Europe, where we are the #1 non-residential door provider by net revenues in Germany, Austria, Switzerland, and Scandinavia. In order to meet the style, design, and durability needs of our customers across a broad range of price points, our product portfolio encompasses many types of materials, including wood veneer, composite wood, steel, glass, and fiberglass. We also offer profitable value-added services in all of our markets, including pre-hanging and pre-finishing.

Windows

We hold the #3 position by net revenues in residential windows in the U.S. and the #1 position in Australia and Canada. We manufacture wood, vinyl, and aluminum windows in North America, wood and aluminum windows in Australia, and wood windows in the U.K. Our window product lines comprise a full range of styles, features, and energy-saving options in order to meet the varied needs of our customers in each of our regional end markets.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-012

Other Ancillary Products and Services

In certain regions, we sell a variety of other products that are ancillary to our door and window offerings, which we do not classify as door or window sales. These products include shower enclosures and wardrobes, moldings, trim board, lumber, cutstock, glass, staircases, hardware and locks, cabinets, and screens. Molded door skins sold to certain third-party manufacturers as well as miscellaneous installation and other services are also included in this category.

Our End Markets

We operate within the global market for residential and non-residential doors and windows with sales spanning 76 countries. While we operate globally, the markets for doors and windows are regionally distinct with suppliers manufacturing finished goods in proximity to their customers. Finished doors and windows are generally bulky, expensive to ship, and, in the case of windows, fragile. Designs and specifications of doors and windows also vary from country to country due to differing construction methods, building codes, certification requirements, and consumer preferences. Customers also demand short delivery times and can require special order customizations. We believe that we are well-positioned to meet the global demands of our customers due to our market leadership, strong brands, broad product line, and strategically located manufacturing and distribution facilities.

The table below highlights the breadth of our global operations as of and for the year ended December 31, 2016:

	North America	Europe	Australasia
% Net Revenues	59%	27%	14%
Manufacturing Facilities(1)	44	30	43
Key Market Positions(2)	• #1 in residential doors in the U.S. • #2 in residential doors in Canada • #3 in residential windows in the U.S. • #1 in residential windows in Canada

•     #1 in residential doors

–    #1 in residential doors in Germany, Switzerland, Austria, and Scandinavia

–    #2 in residential doors in the U.K.

–    #3 in residential doors in France

•     #1 in non-residential doors

–    #1 in non-residential doors in Germany, Switzerland, Scandinavia and Austria

–    #3 in non-residential doors in France

			• #1 in residential doors in Australia • #1 in residential windows in Australia
Net Revenues by Product Type	• Doors (59%) • Windows (32%) • Other (9%)	• Doors (95%) • Windows (2%) • Other (3%)	• Doors (41%) • Windows (36%) • Other (23%)

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-013

	North America	Europe	Australasia
Net Revenues by Construction Application(3)	• Residential R&R (54%) • Residential new construction (45%) • Non-residential (1%)	• Residential R&R (37%) • Residential new construction (29%) • Non-residential (34%)	• Residential R&R (25%) • Residential new construction (73%) • Non-residential (2%)
Key Brands(1)	• JELD-WEN • CraftMaster • LaCantina • Karona	• JELD-WEN • Swedoor • DANA • Dooria • Alupan • Mattiovi	• JELD-WEN • Stegbar • Corinthian • Trend • Aneeta • Regency • Breezway

(1)	As of July 1, 2017.
(2)	Based on the Freedonia Report. Our market position is based on rankings by net revenues. Europe segment market position is based on net revenues in Germany, Austria, Switzerland, France, the U.K., and Scandinavia.
(3)	Percentage of net revenues by construction application is a management estimate based on the end markets into which our customers sell.

North America

In our North America segment, we primarily compete in the market for residential doors and windows in the U.S. and Canada. We are the only manufacturer that offers a full line of interior and exterior door and window products, allowing us to offer a more complete solution to our customer base. We believe that our total market opportunity in North America also includes non-residential applications, other related building products, and value-added services. We believe that our leading position in the North American market will enable us to benefit from continued market recovery in residential construction activity over the next several years.

Europe

The European market for doors is highly fragmented, and we have the only platform in the industry capable of serving nearly all European countries. In our Europe segment, we primarily compete in the market for residential and non-residential doors in Germany, the U.K., France, Austria, Switzerland, and Scandinavia. We believe that our total market opportunity in Europe also includes other European countries, other door product lines, related building products, and value-added services. Although construction activity in Europe has been slower to recover compared to construction activity in North America, new construction and R&R activity is expected to increase across Europe over the next several years.

Australasia

In our Australasia segment, we primarily compete in the market for residential doors and windows in Australia, where we hold the #1 position by net revenues. We believe that our total market opportunity in the Australasia region also includes non-residential applications and other countries in the region, as well as other related building products, and value-added services. For example, we also sell a full line of shower enclosures and wardrobes throughout Australia.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-014

Our Business Strategy

We seek to achieve best-in-industry financial performance through the disciplined execution of:

•	operational excellence programs, such as JEM, to improve our profit margins and free cash flow by reducing costs and improving quality;

•	initiatives to drive profitable organic sales growth, including new product development, investments in our brands and marketing, channel management, and pricing optimization; and

•	acquisitions to expand our business.

The execution of our strategy is supported and enabled by a relentless focus on talent management. Over the long term, we believe that the implementation of our strategy is largely within our control and is less dependent on external factors. The key elements of our strategy are described further below.

Expand Our Margins and Free Cash Flow Through Operational Excellence

We have identified a substantial opportunity to improve our profitability by building a culture of operational excellence and continuous improvement across all aspects of our business through our JEM initiative. Historically, we were not centrally managed and had a limited focus on continued cost reduction, operational improvement, and strategic material sourcing. This resulted in profit margins that were lower than our building products peers and far lower than what would typically be expected of a world-class industrial company.

Our senior management team has a proven track record of implementing operational excellence programs at some of the world’s leading industrial manufacturing businesses, and we believe the same successes can be realized at JELD-WEN. Key areas of focus of our operational excellence program include:

•	reducing labor costs, overtime, and waste by optimizing planning and manufacturing processes;

•	reducing or minimizing increases in material costs through strategic global sourcing and value-added re-engineering of components, in part by leveraging our significant spend and the global nature of our purchases; and

•	reducing warranty costs by improving quality.

We are in the early stages of implementing our strategic initiatives, including JEM, to develop a culture of operational excellence and continuous improvement. Our initial actions have already helped us to realize higher profit margins in all three reporting segments. We believe that our focus on operational excellence will result in the continued expansion of our profit margins and free cash flow as we systematically transform our business.

Drive Profitable Organic Sales Growth

We seek to deliver profitable organic revenue growth through several strategic initiatives, including new product development, brand and marketing investment, channel management, and continued pricing optimization. These strategic initiatives will drive our sales mix to include more value-added, higher margin products.

•

New Product Development: Our management team has renewed our focus on innovation and new product development. We believe that leading the market in innovation will enhance demand for our products, increase the rate at which our products are specified into home and non-residential designs,

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-015

and allow us to sell a higher margin product mix. For example, in North America, we have recently increased our investment in research and development by hiring over 20 engineers, who will work closely with our expanded group of product line managers to identify unmet market needs and develop new products. We have also implemented a rigorous new governance process that prioritizes the most impactful projects and is expected to improve the efficiency and quality of our research and development efforts. We have launched several new product lines and line extensions in North America in recent years, such as the Architectural Fiberglass door series, Premium Vinyl window series, DF Hybrid window, and the Moda door collection. In Australia, we recently launched a new Deco contemporary door product line, a blonde oak door series and the Alumiere aluminum window series. In Europe, we recently launched new door offerings that include features such as 3-D printing and concealed frames, as well as enhanced levels of security, safety, and impact resistance. While product specifications and certifications vary from country to country, the global nature of our operations allows us to leverage our global innovation capabilities and share new product designs across our markets.

•	Brand and Marketing Investment: We recently began to make meaningful investments in new marketing initiatives designed to enhance the positioning of the JELD-WEN family of brands. Our new initiatives include marketing campaigns focused on the distributor, builder, architect, and consumer communities. At the trade and architect level, we have invested in print media as well as social media, with a focus on our “whole home” offering of doors and windows. At the consumer level, we have recently invested in television advertising as well as partnerships such as “Dream Home Giveaway” on HGTV in the U.S. and the “House Rules” television show in Australia. Consistent with our efforts to drive operational excellence across all areas of our business, we are implementing research-based analytical tools to help optimize the effectiveness of our marketing efforts. We believe these branding initiatives are educating and building awareness with consumers, architects, and designers, as well as increasing the frequency with which our products are sought after by consumers and specified by builders and architects.

•	Channel Management: We are implementing initiatives and investing in tools and technology to enhance our relationships with key customers, make it easier for them to source from JELD-WEN, and support their ability to sell our products in the marketplace. Our recent technology investments are focused on improving the customer experience, including new quoting software, a new “Partners Portal” web interface, and a centralized repository of building information modeling files for architects, which are used to specify our products into architectural drawings. In many cases these initiatives are designed to incentivize our customers to sell our higher margin and value-added products. These incentives help our customers grow their businesses in a profitable manner while also improving our sales volumes and the margin of our product mix. For example, our new True BLU dealer management program groups our North American distribution customers into tiers based on the breadth and sales volume of JELD-WEN door and window products they carry, and provides benefits and rewards to each customer based on their tier classification. The True BLU program provides a strong incentive for distribution customers to increase the number of JELD-WEN products that they sell, providing us with opportunities to further penetrate the market with our more complete solution.

•

Pricing Optimization: We are focused on profitable growth and will continue to employ a strategic approach to pricing our products. Pricing discipline is an important element of our effort to improve our profit margins and earn an appropriate return on our invested capital. Over the past three years we have realized meaningful pricing gains by increasing our focus on customer- and product-level

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-016

profitability in order to improve the profitability of certain underperforming lines of business. In addition, we have changed our historical approach in certain cases from pricing products based on contribution margin targets to an approach of pricing products based on fully loaded cost, which includes the capital we have invested in our manufacturing capacity, research and development capabilities, and brand equity.

Complement Core Earnings Growth With Strategic Acquisitions

Collectively, our senior management team, including our Chairman, has acquired and integrated more than 100 companies during their careers. Leveraging this collective experience, we have developed a disciplined governance process for identifying, evaluating, and integrating acquisitions. Since 2015, we have completed nine acquisitions across North America, Europe, and Australasia. Our strategy focuses on three types of opportunities:

•	Market Consolidation Opportunities: The competitive landscape in several of our key markets remains highly fragmented, which creates an opportunity for us to consolidate smaller companies, enhance our market-leading positions, and realize synergies through the elimination of duplicate costs. Our recent acquisitions of Mattiovi (Finland), Dooria (Norway), Kolder (Australia), and Trend (Australia) are examples of this strategy.

•	Enhancing Our Portfolio of Products and Service Offerings: Along with our organic new product development pipeline, we seek to expand our door and window product and service portfolio by acquiring companies that have developed unique products, technologies, or value-added services. Our recent acquisitions of Karona (stile and rail doors), LaCantina (folding and sliding wall systems), Aneeta (sashless windows), Breezway (louver windows), and MMI Door (value-added supplier of customized door systems) are examples of this strategy.

•	Product Adjacencies and New Geographies: Opportunities also exist to expand our company through the acquisition of complementary door and window manufacturers in new geographies as well as providers of product adjacencies. While this has not been a major focus in recent years, we expect it to be a key element in our long-term growth.

Our Competitive Strengths

Global Industry Leader With Strong Brands

We are one of the world’s largest door and window manufacturers, and we hold the #1 position by net revenues in the majority of the countries and markets we serve. We believe our global scale, along with the power of our well-known brands, creates a sustainable competitive advantage in each of our markets. We market our products globally under the JELD-WEN name along with several other well-known and well-respected regional brands, such as Stegbar and Corinthian in Australia and DANA and Swedoor in Europe. Our recent acquisitions of LaCantina, Karona, Aneeta, Trend, Dooria, Breezway, Mattiovi, MMI Door and Kolder have further enhanced our portfolio of strong brand names. Our brands are widely recognized to stand for product quality, innovation, reliability, and service and have received numerous awards and endorsements, including recent recognition from Builder Magazine for brand familiarity, Home Builder Executive Magazine for product innovation, and Professional Builder Magazine for new product introductions.

World-Class Leadership Implementing Lasting Operational Improvements

We have assembled a team of executives from world-class organizations with a track record of driving manufacturing efficiency, cost reduction, product innovation, and profitable growth. Our Chief Executive

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-017

Officer, Mark Beck, joined our team in 2015 after holding a series of executive management roles with Danaher Corporation and Corning Incorporated, where he had extensive experience leading global organizations, driving growth strategies, and implementing disciplined operational enhancements. Our Chairman, Kirk Hachigian, who joined our team as interim Chief Executive Officer in 2014, was formerly the Chairman and Chief Executive Officer of Cooper Industries after a successful career at General Electric. Most of the members of our senior management team have extensive experience at major global industrial companies, which we believe creates a breadth and depth of operational expertise that is unusual for our industry. Our team has identified and has begun to execute on opportunities for continuous improvement across our platform. These initiatives are focused on manufacturing productivity, channel management, strategic sourcing, pricing discipline, and new product development. Although we remain in the early stages of implementing many of these continuous improvement programs, our efforts already have begun to yield results. Additionally, our leadership team has a proven track record of driving growth through the execution and integration of strategic acquisitions.

Multiple Levers To Grow Earnings

Our leading market positions and brands, world-class management team, and global manufacturing network create multiple opportunities for us to grow our earnings independent of growth in end-market demand. In particular, our management team has identified and is executing on:

•	operational excellence programs to improve our profit margins and free cash flow by reducing costs and improving quality;

•	initiatives to drive profitable organic sales growth, including new product development, investments in our brands and marketing, channel management, and pricing optimization; and

•	acquisitions to expand our business.

These actions have begun to lead to significant improvements in our profitability over the last three years, which we expect will continue as such initiatives are implemented across our operations globally and become part of our culture.

Long-Standing Customer Relationships

We have long-established relationships with our customers throughout our end markets, including retail home centers, wholesale distributors, and building product dealers. Our relationships are built upon the strength of our brands, the breadth of our product offering, our focus on customer service, and our commitment to quality and innovation. We believe that we are uniquely positioned to serve our large national and multinational customers, because of the breadth of our global manufacturing and sales network. The majority of our top ten customers have purchased our products for 17 years or more. In many of our key markets, we are the only competitor that can offer our customers a diverse range of multiple door and window product lines, further strengthening our relationships with our largest customers.

Significant Diversification Across End Markets, Channels, and Geographies

We believe that the diversity of our revenue base across end markets, channels, and geographies provides us with significant benefits relative to our competitors. For example, our diversity with respect to construction application provides insulation from specific trends in our end markets. Furthermore, our global platform of 117 manufacturing facilities across 19 countries enables us to serve customers across approximately 76 countries

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-018

and helps limit our dependence on a specific geographic region. Although we generate approximately 60% of our net revenues in North America, positioning us for continued growth from the ongoing recovery in the U.S. domestic construction markets, we also generate approximately one-third of our net revenues from a diverse set of European markets that we believe are in the earlier stages of recovery.

Broad Global Manufacturing Network, Vertically Integrated In Key Product Lines

We have invested significant capital to build our global network of 117 manufacturing facilities that is unique among our competition in terms of capability, scale, and capacity. The global nature of our operations allows us to leverage key functions across these operations, such as sourcing and engineering. For many product lines, our manufacturing processes are vertically integrated, enhancing our range of capabilities and quality control as well as providing us with supply chain, transportation, and working capital savings. For example, we produce our own molded interior door skins for use in North America, France, and the U.K., where molded doors are the predominant residential interior door type. Our operating platform allows us to deliver our broad portfolio of products to customers across the globe, enhances our ability to innovate, optimizes our cost structure, provides greater value and improved service to our customers, and strengthens our market positions.

Summary Risk Factors

Investing in our common stock involves risks, including risks that may prevent us from achieving our business objectives or that may adversely affect our business, financial condition, results of operations, cash flows, and prospects. You should carefully consider the risks discussed in the section entitled “Risk Factors”, including the following risks, before investing in our common stock:

•	negative trends in overall business, financial market, and economic conditions, and/or activity levels in our end markets;

•	our highly competitive business environment;

•	failure to timely identify or effectively respond to consumer needs, expectations, or trends;

•	failure to maintain the performance, reliability, quality, and service standards required by our customers;

•	failure to implement our strategic initiatives, including JEM;

•	acquisitions or investments in other businesses that may not be successful;

•	declines in our relationships with and/or consolidation of our key customers;

•	increases in interest rates and reduced availability of financing for the purchase of new homes and home construction and improvements;

•	fluctuations in the prices of raw materials used to manufacture our products;

•	delays or interruptions in the delivery of raw materials or finished goods;

•	exchange rate fluctuations;

•	disruptions in our operations;

•	security breaches and other cybersecurity incidents;

•	increases in labor costs, potential labor disputes, and work stoppages at our facilities;

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-019

•	changes in building codes that could increase the cost of our products or lower the demand for our windows and doors;

•	compliance costs and liabilities under environmental, health, and safety laws and regulations;

•	product liability claims, product recalls, or warranty claims;

•	inability to protect our intellectual property;

•	loss of key officers or employees;

•	our current level of indebtedness; and

•	risks associated with the material weaknesses that have been identified.

Our Corporate Information

JELD-WEN, Inc. was initially incorporated as an Oregon corporation in 1960 and JELD-WEN Holding, Inc. was initially incorporated as an Oregon corporation in 1999. On May 31, 2016, JELD-WEN Holding, Inc. reincorporated as a Delaware corporation. JELD-WEN Holding, Inc. is a holding company that conducts its operations through its direct and indirect subsidiaries, primarily JELD-WEN, Inc. and its subsidiaries. Our principal executive offices are located at 440 S. Church Street, Suite 400, Charlotte, North Carolina 28202, and our telephone number is (704) 378-5700. We maintain a website on the Internet at http://www.jeld-wen.com. The information contained on, or that can be accessed through, our website is not a part of, and should not be considered as being incorporated by reference into, this prospectus.

Our Sponsor

Onex is one of the oldest and most successful private equity firms. Through its Onex Partners and ONCAP private equity funds, Onex acquires and builds high-quality businesses in partnership with talented management teams. Through Onex Credit, Onex manages and invests in leveraged loans, collateralized loan obligations, and other credit securities. Onex has approximately $24 billion of assets under management, including $6 billion of Onex proprietary capital. With offices in Toronto, New York, New Jersey, and London, Onex invests its capital through its two investing platforms and is the largest limited partner in each of its private equity funds.

Onex has extensive experience investing in leading, global industrial businesses, including in the building products space. Notable examples of Onex’ investments in industrial companies over its 32-year history include Tomkins plc, Allison Transmission Holdings, Inc., SIG Combibloc Group, Husky International Ltd., KraussMaffei Group, Spirit AeroSystems, Inc., and RSI Home Products.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-020

The Offering

Issuer	JELD-WEN Holding, Inc., a Delaware corporation.

Common stock offered by the selling shareholders	9,500,000 shares (or 10,925,000 shares if the underwriters exercise their option to purchase additional shares in full).

Common stock outstanding (as of July 1, 2017)	104,923,708 shares.

Option to purchase additional shares	The underwriters have an option to purchase up to 1,425,000 additional shares from certain of the selling shareholders. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Use of proceeds	The selling shareholders will receive all of the net proceeds from this offering. We will not receive any proceeds from the sale of shares by the selling shareholders. See “Use of Proceeds”.

Dividend policy	We have no current plans to pay any dividends on our common stock in the foreseeable future. See “Dividend Policy”.

Listing	Our common stock is listed on the New York Stock Exchange under the symbol “JELD”.

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 18 of this prospectus for a discussion of factors you should carefully consider before investing in our common stock.

The number of shares of common stock to be outstanding after this offering excludes:

•	shares of common stock issuable upon the exercise of options outstanding under our Stock Incentive Plan and JELD-WEN Holding, Inc. 2017 Omnibus Equity Plan as of , 2017 at a weighted average exercise price of $ per share;

•	shares of common stock issuable upon the settlement of outstanding RSUs; and

•	shares of common stock reserved for future issuance under the JELD-WEN Holding, Inc. 2017 Omnibus Equity Plan.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-021

Summary Consolidated Financial Data

The following table presents summary consolidated financial data for the periods and at the dates indicated. The summary consolidated financial data as of December 31, 2016 and 2015 and for each of the three years ended December 31, 2016 have been derived from our audited consolidated financial statements incorporated by reference in this prospectus. The summary consolidated financial data as of December 31, 2014 has been derived from our audited consolidated financial statements not incorporated by reference in this prospectus. The summary consolidated financial data as of July 1, 2017 and June 25, 2016 and for each of the six months ended July 1, 2017 and June 25, 2016 have been derived from our unaudited consolidated financial statements incorporated by reference in this prospectus. The results for the six months ended June 25, 2016 and the year ended December 31, 2016 have been revised to reflect the correction of certain errors and other accumulated misstatements as described in Note 25—Revision of Prior Period Financial Statements in our unaudited consolidated financial statements for the three and six months ended July 1, 2017 incorporated by reference in this prospectus. We have prepared our unaudited consolidated financial statements on the same basis as our audited consolidated financial statements, and our unaudited consolidated financial statements include, in the opinion of management, all adjustments necessary for a fair statement of the operating results and financial condition of the Company for such periods and as of such dates. The results of operations for any interim period are not necessarily indicative of the results that may be expected for the full year. Additionally, our historical results are not necessarily indicative of the results expected for any future period. We have also presented summary unaudited consolidated financial data for the twelve-month period ended July 1, 2017, which presentation does not comply with GAAP. This data has been calculated by adding amounts from our audited consolidated financial statements for the year ended December 31, 2016 to amounts from our unaudited consolidated financial statements for the six months ended July 1, 2017 and subtracting amounts from our unaudited consolidated financial statements for the six months ended June 25, 2016. We have presented this financial data because we believe it provides our investors with useful information to assess our recent performance.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-022

The summary consolidated financial data set forth below should be read in conjunction with, and are qualified by reference to, “Capitalization”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Business”, and our consolidated financial statements and related notes thereto incorporated by reference in this prospectus.

	Twelve Months Ended	Six Months Ended		Year Ended December 31,
	July 1, 2017	July 1, 2017	June 25, 2016	2016	2015	2014
	(dollars in thousands, except share and per share data)
Net revenues	$3,702,167	$1,796,523	$1,761,155	$3,666,799	$3,381,060	$3,507,206
Cost of sales	2,851,143	1,374,814	1,390,881	2,867,210	2,715,125	2,919,864

Gross margin	851,024	421,709	370,274	799,589	665,935	587,342
Selling, general and administrative	616,146	298,543	273,054	590,657	512,126	488,477
Impairment and restructuring charges	10,503	1,756	5,100	13,847	21,342	38,388

Operating income	224,375	121,410	92,120	195,085	132,467	60,477
Interest expense, net	(86,851)	(44,439)	(35,178)	(77,590)	(60,632)	(69,289)
Other income (expense)	6,232	(5,364)	1,229	12,825	14,120	(50,521)

Income (loss) before taxes, equity earnings (loss) and discontinued operations	143,756	71,607	58,171	130,320	85,955	(59,333)
Income tax benefit (expense)	207,230	(19,955)	13,616	240,801	5,435	(18,942)

Income (loss) from continuing operations, net of tax	350,986	51,652	71,787	371,121	91,390	(78,275)
Loss from discontinued operations, net of tax	(3,220)	—	(104)	(3,324)	(2,856)	(5,387)
Equity earnings (loss) of non-consolidated entities	4,093	1,554	1,252	3,791	2,384	(447)

Net income (loss)	$351,859	$53,206	$72,935	$371,588	$90,918	$(84,109)

Net income (loss) attributable to common shareholders
Basic		$42,744	$(5,173)	$(25,059)	$(290,500)	$(184,143)
Diluted		$42,744	$(5,173)	$(25,059)	$(290,500)	$(184,143)
Weighted average common shares outstanding
Basic		89,544,882	17,956,433	17,992,879	18,296,003	20,440,057
Diluted		93,733,650	17,956,433	17,992,879	18,296,003	20,440,057
Income (loss) per common share from continuing operations
Basic		$0.48	$(0.28)	$(1.21)	$(15.72)	$(8.75)
Diluted		$0.46	$(0.28)	$(1.21)	$(15.72)	$(8.75)

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-023

	Twelve Months Ended	Six Months Ended		Year Ended December 31,
	July 1, 2017	July 1, 2017	June 25, 2016	2016	2015	2014
	(dollars in thousands, except share and per share data)
Other financial data:
Capital expenditures	$56,075	$19,829	$43,251	$79,497	$77,687	$70,846
Depreciation and amortization	108,998	53,052	52,049	107,995	95,196	100,026
Adjusted EBITDA(1)	426,068	206,289	173,903	393,682	310,986	229,849
Adjusted EBITDA margin(1)	11.5%	11.5%	9.9%	10.7%	9.2%	6.6%

Consolidated balance sheet data:
Cash and cash equivalents		$227,663	$56,417	$102,701	$113,571	$105,542
Accounts receivable, net		491,367	472,913	407,170	321,079	329,901
Inventories		375,537	375,300	334,634	343,736	359,274
Total current assets		1,123,240	944,559	875,360	814,418	840,356
Total assets		2,824,368	2,362,709	2,530,079	2,182,373	2,184,059
Accounts payable		231,805	211,171	188,906	166,686	179,652
Total current liabilities		562,107	571,663	512,832	487,445	524,301
Total debt		1,245,832	1,258,956	1,620,035	1,260,320	806,228
Redeemable convertible preferred stock		—	481,937	150,957	481,937	817,121
Total shareholders’ equity (deficit)		803,196	(144,389)	55,999	(231,745)	(168,826)

Statement of cash flows data:
Net cash flow provided by (used in):
Operating activities	$255,141	$66,151	$12,593	$201,583	$172,339	$21,788
Investing activities	(131,656)	(38,757)	(63,883)	(156,782)	(158,452)	(56,738)
Financing activities	44,656	90,609	(6,048)	(52,001)	(1,072)	105,617

(1)	In addition to our consolidated financial statements presented in accordance with GAAP, we use Adjusted EBITDA to measure our financial performance. Adjusted EBITDA is a supplemental non-GAAP financial measure of operating performance and is not based on any standardized methodology prescribed by GAAP. Adjusted EBITDA should not be considered in isolation or as an alternative to net income (loss), cash flows from operating activities, or other measures determined in accordance with GAAP. Also, Adjusted EBITDA is not necessarily comparable to similarly-titled measures presented by other companies. Adjusted EBITDA margin is defined as Adjusted EBITDA divided by net revenues.

We define Adjusted EBITDA as net income (loss), as adjusted for the following items: income (loss) from discontinued operations, net of tax; gain (loss) on sale of discontinued operations, net of tax; equity earnings (loss) of non-consolidated entities; income tax benefit (expense); depreciation and amortization; interest expense, net; impairment and restructuring charges; gain (loss) on sale of property and equipment; share-based compensation expense; non-cash foreign exchange transaction/translation income (loss); other non-cash items; other items; and costs related to debt restructuring, debt refinancing, and the Onex Investment.

We use this non-GAAP measure in assessing our performance in addition to net income (loss) determined in accordance with GAAP. We believe Adjusted EBITDA is an important measure to be used in evaluating operating performance because it allows management and investors to better evaluate and compare our core operating results from period to period by removing the impact of our capital structure (net interest income or expense from our outstanding debt), asset base (depreciation and amortization), tax consequences, other non-operating items, and share-based compensation. Furthermore, the instruments

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-024

governing our indebtedness use Adjusted EBITDA to measure our compliance with certain limitations and covenants. We reference this non-GAAP financial measure frequently in our decision making because it provides supplemental information that facilitates internal comparisons to the historical operating performance of prior periods. In addition, executive incentive compensation is based in part on Adjusted EBITDA, and we base certain of our forward-looking estimates and budgets on Adjusted EBITDA.

We also believe Adjusted EBITDA is a measure widely used by securities analysts and investors to evaluate the financial performance of our company and other companies. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Adjusted EBITDA eliminates the effect of certain items on net income and thus has certain limitations. Some of these limitations are: Adjusted EBITDA does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; Adjusted EBITDA does not reflect any income tax payments we are required to make; and although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacement. Other companies may calculate Adjusted EBITDA differently, and, therefore, our Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

The following is a reconciliation of our net income (loss), the most directly comparable GAAP financial measure, to Adjusted EBITDA:

	Twelve Months Ended	Six Months Ended		Year Ended December 31,
	July 1, 2017	July 1, 2017	June 25, 2016	2016	2015	2014
	(dollars in this table and the footnotes below in thousands)

Net income (loss)	$351,859	$53,206	$72,935	$371,588	$90,918	$(84,109)
Adjustments:
Loss (income) from discontinued operations, net of tax	3,220	—	104	3,324	2,856	5,387
Equity (earnings) loss of non-consolidated entities	(4,093)	(1,554)	(1,252)	(3,791)	(2,384)	447
Income tax (benefit) expense	(207,230)	19,955	(13,616)	(240,801)	(5,435)	18,942
Depreciation and amortization	108,998	53,052	52,049	107,995	95,196	100,026
Interest expense, net(a)	86,851	44,439	35,178	77,590	60,632	69,289
Impairment and restructuring charges(b)	11,932	1,757	8,178	18,353	31,031	38,645
(Gain) loss on sale of property and equipment	(9)	(77)	(3,343)	(3,275)	(416)	(23)
Share-based compensation expense	22,630	10,783	10,617	22,464	15,620	7,968
Non-cash foreign exchange transaction/translation loss (income)	6,081	7,114	6,767	5,734	2,697	(528)
Other non-cash items(c)	(199)	(15)	3,027	2,843	1,141	2,334
Other items(d)	44,677	17,341	3,249	30,585	18,893	20,278
Costs relating to debt restructuring, debt refinancing, and the Onex Investment(e)	1,351	288	10	1,073	237	51,193

Adjusted EBITDA	$426,068	$206,289	$173,903	$393,682	$310,986	$229,849

(a)	Interest expense for the twelve and six months ended July 1, 2017 includes $7,002 related to the write-off of a portion of the unamortized debt issuance costs and original issue discount associated with the Term Loan Facility.

(b)	Impairment and restructuring charges consist of (i) impairment and restructuring charges that are included in our consolidated statements of operations plus (ii) additional charges of $1,430, $1, $3,078, $4,506, $9,687, and $257 for the twelve months ended July 1, 2017, six months ended July 1, 2017 and June 25, 2016, and years ended December 31, 2016, 2015 and 2014, respectively. These additional charges are primarily comprised of non-cash changes in inventory valuation reserves, such as excess and obsolete reserves. For further explanation of impairment and restructuring charges that are included in our consolidated statements of operations, see Note 25—Impairment and Restructuring Charges of Continuing Operations in our financial statements for the year ended December 31, 2016 and Note 16—Impairment and Restructuring Charges in our financial statements for the three and six months ended July 1, 2017, each incorporated by reference in this prospectus.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-025

(c)	Other non-cash items include, among other things, (i) in the six months ended June 25, 2016, (1) $2,550 out-of-period charge for European warranty liability adjustment and (2) charges of $357 for Trend purchase price accounting inventory valuation adjustment; (ii) in the year ended December 31, 2016, (1) charges of $357 relating to (a) the fair value adjustment for inventory acquired as part of the acquisitions referred to in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Acquisitions” and (b) the impact of a change in how we capitalize overhead expenses in our valuation of inventory and (2) charges of $2,153 for the out-of-period European warranty liability adjustment; (iii) in the year ended December 31, 2015, (1) $11,446 payment to holders of vested options and restricted shares in connection with the July 2015 dividend described in “Dividend Policy”, (2) $5,510 related to a UK legal settlement, (3) $1,825 in acquisition costs, (4) $1,833 of recruitment costs related to the recruitment of executive management employees, and (5) $1,082 of legal costs related to non-core property disposal, partially offset by (6) $5,678 of realized gain on foreign exchange hedges related to an intercompany loan; and (iv) in the year ended December 31, 2014, (1) $5,000 legal settlement related to our ESOP plan, (2) $3,657 of legal costs associated with noncore property disposal, (3) $3,443 production ramp-down costs, (4) $2,769 of consulting fees in Europe, and (5) $1,250 of costs related to a prior acquisition.

(d)	Other items include: (i) in the twelve months ended July 1, 2017, (1) $20,695 payment to holders of vested options and restricted shares in connection with the November 2016 dividend, (2) $15,887 in legal costs, (3) $3,718 of professional fees related to our IPO, (4) $1,026 in May 2017 Secondary Offering costs, (5) $897 of recruitment costs related to the recruitment of executive management employees, (6) $811 in legal entity consolidation costs, (7) $660 of acquisition costs, (8) $644 in facility shut down costs, (9) $507 of dividend payout related costs, (10) $447 in legal costs associated with the disposition of non-core properties, and (11) $(2,247) gain on settlement of contract escrow; (ii) in the six months ended July 1, 2017, (1) $15,762 in legal costs, (2) $(2,247) gain on settlement of contract escrow, (3) $1,026 in May 2017 Secondary Offering costs, (4) $811 in legal entity consolidation costs, (5) $643 in facility shut down costs, and (6) $348 in IPO costs; (iii) in the six months ended June 25, 2016, (1) $1,033 in acquisition costs, (2) $351 of professional fees related to IPO process, (3) $330 in Dooria plant closure costs, (4) $251 related to a legal settlement accrual for CMI, (5) $237 of tax consulting costs in Europe, and (6) $216 of non-recurring audit fees; (iv) in the year ended December 31, 2016, (1) $20,695 payment to holders of vested options and restricted shares in connection with the November 2016 dividend, (2) $3,721 of professional fees related to the IPO of our common stock, (3) $1,626 of acquisition costs, (4) $584 in legal costs associated with disposition of non-core properties, (5) $507 of dividend payout related costs, (6) $500 of recruitment costs related to the recruitment of executive management employees, (7) $450 in legal costs, (8) $346 in Dooria plant closure costs, and (9) $265 related to a legal settlement accrual for CMI; (v) in the year ended December 31, 2015, (1) $11,446 payment to holders of vested options and restricted shares in connection with the July 2015 dividend described in “Dividend Policy”, (2) $5,510 related to a U.K. legal settlement, (3) $1,825 in acquisition costs, (4) $1,833 of recruitment costs related to the recruitment of executive management employees, and (5) $1,082 of legal costs related to non-core property disposal, partially offset by (6) $5,678 of realized gain on foreign exchange hedges related to an intercompany loan; and (vi) in the year ended December 31, 2014, (1) $5,000 legal settlement related to our ESOP class action, (2) $3,657 of legal costs associated with non-core property disposal, (3) $3,443 production ramp-down costs, (4) $2,769 of consulting fees in Europe, and (5) $1,250 of costs related to a prior acquisition.

(e)	Included in the year ended December 31, 2014 is a loss on debt extinguishment of $51,036 associated with the refinancing of our 12.25% secured notes.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-026

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following factors, as well as other information contained or incorporated by reference in this prospectus, before deciding to invest in shares of our common stock. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment in our common stock.

Risks Relating to Our Business and Industry

Negative trends in overall business, financial market and economic conditions, and/or activity levels in our end markets may reduce demand for our products, which could have a material adverse effect on our business, financial condition, and results of operations.

Negative trends in overall business, financial market, and economic conditions globally or in the regions where we operate may reduce demand for our doors and windows, which is tied to activity levels in the R&R and new residential and non-residential construction end markets. In particular, the following factors may have a direct impact on our business in the regions where our products are marketed and sold:

•	the strength of the economy;

•	employment rates and consumer confidence and spending rates;

•	the availability and cost of credit;

•	the amount and type of residential and non-residential construction;

•	housing sales and home values;

•	the age of existing home stock, home vacancy rates, and foreclosures;

•	interest rate fluctuations for our customers and consumers;

•	volatility in both debt and equity capital markets;

•	increases in the cost of raw materials or any shortage in supplies or labor;

•	the effects of governmental regulation and initiatives to manage economic conditions;

•	geographical shifts in population and other changes in demographics; and

•	changes in weather patterns.

The global economy recently endured a significant and prolonged recession that had a substantial negative effect on sales across our end markets. In particular, beginning in mid-2006 and continuing through late 2011, the U.S. residential and non-residential construction industry experienced one of the most severe downturns of the last 40 years. While cyclicality in our new residential and non-residential construction end markets is moderated to a certain extent by R&R activity, much R&R spending is discretionary and can be deferred or postponed entirely when economic conditions are poor. We experienced sales declines in all of our end markets during this recent economic downturn.

Although conditions in the U.S. have improved in recent years, there can be no assurance that this improvement will be sustained in the near or long-term. Moreover, uncertain economic conditions continue in our Australasia segment and certain countries in our Europe segment. Negative business, financial market, and economic conditions globally or in the regions where we operate may materially and adversely affect demand for our products, and our business, financial condition, and results of operations could be materially negatively impacted as a result.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-027

We operate in a highly competitive business environment. Failure to compete effectively could cause us to lose market share and/or force us to reduce the prices we charge for our products. This competition could have a material adverse effect on our business, financial condition, and results of operations.

We operate in a highly competitive business environment. Some of our competitors may have greater financial, marketing, and distribution resources and may develop stronger relationships with customers in the markets where we sell our products. Some of our competitors may be less leveraged than we are, providing them with more flexibility to invest in new facilities and processes and also making them better able to withstand adverse economic or industry conditions.

In addition, some of our competitors, regardless of their size or resources, may choose to compete in the marketplace by adopting more aggressive sales policies, including price cuts, or by devoting greater resources to the development, promotion, and sale of their products. This could result in our loss of customers and/or market share to these competitors or being forced to reduce the prices at which we sell our products to remain competitive.

As a result of competitive bidding processes, we may have to provide pricing concessions to our significant customers in order for us to keep their business. Reduced pricing would result in lower product margins on sales to those customers. There is no guarantee that a reduction in prices would be offset by sufficient gains in market share and sales volume to those customers.

The loss of, or a reduction in orders from, any significant customers, or decreases in the prices of our products, could have a material adverse effect on our business, financial condition, and results of operations.

We may not identify or effectively respond to consumer needs, expectations, or trends in a timely fashion, which could adversely affect our relationship with customers, our reputation, the demand for our brands, products, and services, and our market share.

The quantity, type, and prices of products demanded by consumers and our customers have shifted over time. For example, demand has increased for multi-family housing units such as apartments and condominiums, which typically require fewer of our products, and we are experiencing growth in certain channels for products with lower price points. In certain cases, these shifts have negatively impacted our sales and/or our profitability. Also, we must continually anticipate and adapt to the increasing use of technology by our customers. Recent years have seen shifts in consumer preferences and purchasing practices and changes in the business models and strategies of our customers. Consumers are increasingly using the internet and mobile technology to research home improvement products and to inform and provide feedback on their purchasing and ownership experience for these products. Trends towards online purchases could impact our ability to compete as we currently sell a significant portion of our products through retail home centers, wholesale distributors, and building products dealers.

Accordingly, the success of our business depends in part on our ability to maintain strong brands, and identify and respond promptly to evolving trends in demographics, consumer preferences, and expectations and needs, while also managing inventory levels. It is difficult to successfully predict the products and services our customers will demand. Even if we are successful in anticipating consumer preferences, our ability to adequately react to and address those preferences will in part depend upon our continued ability to develop and introduce innovative, high-quality products and acquire or develop the intellectual property necessary to develop new products or improve our existing products. There can be no assurance that the products we develop, even those to which we devote substantial resources, will be successful. While we continue to invest in innovation, brand building, and brand awareness, and intend to increase our investments in these areas in the future, these initiatives may not be successful. Failure to anticipate and successfully react to changing consumer preferences could have a material adverse effect on our business, financial condition, and results of operations.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-028

In addition, our competitors could introduce new or improved products that would replace or reduce demand for our products, or create new proprietary designs and/or changes in manufacturing technologies that may render our products obsolete or too expensive for efficient competition in the marketplace. Our failure to competitively respond to changing consumer and customer trends, demands, and preferences could cause us to lose market share, which could have a material adverse effect on our business, financial condition, and results of operations.

Failure to maintain the performance, reliability, quality, and service standards required by our customers, or to timely deliver our products, could have a material adverse effect on our business, financial condition, and results of operations.

If our products have performance, reliability, or quality problems, our reputation and brand equity, which we believe is a substantial competitive advantage, could be materially adversely affected. We may also experience increased and unanticipated warranty and service expenses. Furthermore, we manufacture a significant portion of our products based on the specific requirements of our customers, and delays in providing our customers the products and services they specify on a timely basis could result in reduced or canceled orders and delays in the collection of accounts receivable. Additionally, claims from our customers, with or without merit, could result in costly and time-consuming litigation that could require significant time and attention of management and involve significant monetary damages that could have a material adverse effect on our business, financial condition, and results of operations.

We are in the early stages of implementing strategic initiatives, including JEM. If we fail to implement these initiatives as expected, our business, financial condition, and results of operations could be adversely affected.

Our future financial performance depends in part on our management’s ability to successfully implement our strategic initiatives, including JEM. We cannot assure you that we will be able to continue to successfully implement these initiatives and related strategies throughout the geographic regions in which we operate or be able to continue improving our operating results. Similarly, these initiatives, even if implemented in all of our geographic regions, may not produce similar results. Any failure to successfully implement these initiatives and related strategies could adversely affect our business, financial condition, and results of operations. We may, in addition, decide to alter or discontinue certain aspects of our business strategy at any time.

We may make acquisitions or investments in other businesses which may involve risks or may not be successful.

Generally, we seek to acquire businesses that broaden our existing product lines and service offerings or expand our geographic reach. There can be no assurance that we will be able to identify suitable acquisition candidates or that our acquisitions or investments in other businesses will be successful. These acquisitions or investments in other businesses may also involve risks, many of which may be unpredictable and beyond our control, and which may have a material adverse effect on our business, financial condition, and results of operations, including risks related to:

•	the nature of the acquired company’s business;

•	any acquired business not performing as well as anticipated;

•	the potential loss of key employees of the acquired company;

•	any damage to our reputation as a result of performance or customer satisfaction problems relating to an acquired business;

•	the failure of our due diligence procedures to detect material issues related to the acquired business, including exposure to legal claims for activities of the acquired business prior to the acquisition;

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-029

•	unexpected liabilities resulting from the acquisition for which we may not be adequately indemnified;

•	our inability to enforce indemnification and non-compete agreements;

•	the integration of the personnel, operations, technologies, and products of the acquired business, and establishment of internal controls, including the implementation of our enterprise resource planning system, into the acquired company’s operations;

•	our failure to achieve projected synergies or cost savings;

•	our inability to establish uniform standards, controls, procedures, and policies;

•	the diversion of management attention and financial resources; and

•	any unforeseen management and operational difficulties, particularly if we acquire assets or businesses in new foreign jurisdictions where we have little or no operational experience.

In furtherance of our strategy of growth through acquisitions, we routinely review and conduct investigations of potential acquisitions, some of which may be material. When we believe a favorable opportunity exists, we seek to enter into discussions with targets or sellers regarding the possibility of such acquisitions. At any given time, we may be in discussions with one or more counterparties. There can be no assurances that any such negotiations will lead to definitive agreements, or if such agreements are reached, that any transactions would be consummated.

Our inability to achieve the anticipated benefits of acquisitions and other investments could materially and adversely affect our business, financial condition, and results of operations.

In addition, the means by which we finance an acquisition may have a material adverse effect on our business, financial condition, and results of operations, including changes to our equity, debt, and liquidity position. If we issue convertible preferred or common stock to pay for an acquisition, the ownership percentage of our existing shareholders may be diluted. Using our existing cash may reduce our liquidity. Incurring additional debt to fund an acquisition may result in higher debt service and a requirement to comply with additional financial and other covenants, including potential restrictions on future acquisitions and distributions.

A decline in our relationships with our key customers or the amount of products they purchase from us, or a decline in our key customers’ financial condition, could have a material adverse effect on our business, financial condition, and results of operations.

Our business depends on our relationships with our key customers, which consist mainly of wholesale distributors and retail home centers. Our top ten customers together accounted for approximately 37% of our gross revenues in the year ended December 31, 2016, and our largest customer, The Home Depot, accounted for approximately 17% of our gross revenues in the year ended December 31, 2016. Although we have established and maintain significant long-term relationships with our key customers, we cannot assure you that all of these relationships will continue or will not diminish. We generally do not enter into long-term contracts with our customers and they generally do not have an obligation to purchase products from us. Accordingly, sales from customers that have accounted for a significant portion of our sales in past periods, individually or as a group, may not continue in future periods, or if continued, may not reach or exceed historical levels in any period. For example, certain of our large customers perform periodic line reviews to assess their product offering, which have in the past and may in the future lead to loss of business and pricing pressures. Some of our large customers may also experience economic difficulties or otherwise default on their obligations to us. Furthermore, our pricing optimization strategy, which requires maintaining pricing discipline in order to improve profit margins, has in the past and may in the future lead to the loss of certain customers, including key customers, who do not

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-030

agree to our pricing terms. The loss of, or a diminution in our relationship with, any of our largest customers could lower our sales volumes, which could increase our costs and lower our profitability. This could have a material adverse effect on our business, financial condition, and results of operations.

Certain of our customers may expand through consolidation and internal growth, which may increase their buying power. The increased size of our customers could have a material adverse effect our business, financial condition, and results of operations.

Certain of our significant customers are large companies with strong buying power, and our customers may expand through consolidation or internal growth. Consolidation could decrease the number of potential significant customers for our products and increase our reliance on key customers. Further, the increased size of our customers could result in our customers seeking more favorable terms, including pricing, for the products that they purchase from us. Accordingly, the increased size of our customers may further limit our ability to maintain or raise prices in the future. This could have a material adverse effect our business, financial condition, and results of operations.

We are subject to the credit risk of our customers.

We are subject to the credit risk of our customers because we provide credit to our customers in the normal course of business. All of our customers are sensitive to economic changes and to the cyclical nature of the building industry. Especially during protracted or severe economic declines and cyclical downturns in the building industry, our customers may be unable to perform on their payment obligations, including their debts to us. Any failure by our customers to meet their obligations to us may have a material adverse effect on our business, financial condition, and results of operations. In addition, we may incur increased expenses related to collections in the future if we find it necessary to take legal action to enforce the contractual obligations of a significant number of our customers.

Increases in interest rates used to finance home construction and improvements, such as mortgage and credit card interest rates, and the reduced availability of financing for the purchase of new homes and home construction and improvements, could have a material adverse impact on our business, financial condition, and results of operations.

Our performance depends in part upon consumers having the ability to access third-party financing for the purchase of new homes and buildings and R&R of existing homes and other buildings. The ability of consumers to finance these purchases is affected by the interest rates available for home mortgages, credit card debt, home equity or other lines of credit, and other sources of third-party financing. Currently, interest rates in the majority of the regions where we market and sell our products are near historic lows and will likely increase in the future. The U.S. Federal Reserve raised the federal funds rate for the first time in 10 years in December 2015 and again in each of December 2016, March 2017 and June 2017, and has announced its intention to raise the federal funds rate at least once more in 2017. An increase in the federal funds or bank’s prime rates could cause an increase in future interest rates applicable to mortgages, credit card debt, and other sources of third-party financing. If interest rates increase and, consequently, the ability of prospective buyers to finance purchases of new homes or home improvement products is adversely affected, our business, financial condition, and results of operations may be materially and adversely affected.

In addition to increased interest rates, the ability of consumers to procure third-party financing is impacted by such factors as new and existing home prices, high unemployment levels, high mortgage delinquency and foreclosure rates, and lower housing turnover. Adverse developments affecting any of these factors could result in the imposition of more restrictive lending standards by financial institutions and reduce the ability of some consumers to finance home purchases or R&R expenditures.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-031

Prices of the raw materials we use to manufacture our products are subject to fluctuations, and we may be unable to pass along to our customers the effects of any price increases.

We use wood, glass, vinyl and other plastics, fiberglass and other composites, aluminum, steel and other metals, as well as hardware and other components to manufacture our products. Materials represented approximately 51% of our cost of sales in the year ended December 31, 2016. Prices for our materials fluctuate for a variety of reasons beyond our control, many of which cannot be anticipated with any degree of reliability. Our most significant raw materials include vinyl extrusions, glass, and aluminum, each of which has been subject to periods of rapid and significant fluctuations in price. The reasons for these fluctuations include, among other things, variable worldwide supply and demand across different industries, speculation in commodities futures, general economic or environmental conditions, labor costs, competition, import duties, tariffs, worldwide currency fluctuations, freight, regulatory costs, and product and process evolutions that impact demand for the same materials.

For example, an increase in oil prices may affect the direct cost of materials derived from petroleum, most particularly vinyl. As another example, many consumers demand certified sustainably harvested wood products as concerns about deforestation have become more prevalent. Certified sustainably harvested wood historically has not been as widely available as non-certified wood, which results in higher prices for sustainably harvested wood. As more consumers demand certified sustainably harvested wood, the price of such wood may increase due to limited supply.

We have short-term supply contracts with certain of our largest suppliers that limit our exposure to short term fluctuations in prices of our materials, but we are susceptible to longer-term fluctuations in prices. We generally do not hedge against commodity price fluctuations. Significant increases in the prices of raw materials for finished goods, including as a result of significant or protracted material shortages, may be difficult to pass through to customers and may negatively impact our profitability and net revenues. We may attempt to modify products that use certain raw materials, but these changes may not be successful.

Our business may be affected by delays or interruptions in the delivery of raw materials, finished goods, and certain component parts. A supply shortage or delivery chain interruption could have a material adverse effect on our business, financial condition, and results of operations.

We rely upon regular deliveries of raw materials, finished goods, and certain component parts. For certain raw materials that are used in our products, we depend on a single or limited number of suppliers for our materials, and we typically do not have long-term contracts with our suppliers. If we are not able to accurately forecast our supply needs, our limited number of suppliers may make it difficult to quickly obtain additional raw materials to respond to shifting or increased demand. In addition, a supply shortage could occur as a result of unanticipated increases in market demand, difficulties in production or delivery, financial difficulties, or catastrophic events in the supply chain. Furthermore, because our products and the components of some of our products are subject to regulation, changes to these regulations could cause delays in delivery of raw materials, finished goods, and certain component parts.

Until we can make acceptable arrangements with alternate suppliers, any interruption or disruption could impact our ability to ship orders on time and could idle some of our manufacturing capability for those products. This could result in a loss of revenues, reduced margins, and damage to our relationships with customers, which could have a material adverse effect on our business, financial condition, and results of operations.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-032

Our business is seasonal and revenue and profit can vary significantly throughout the year, which may adversely impact the timing of our cash flows and limit our liquidity at certain times of the year.

Our business is seasonal, and our net revenues and operating results vary significantly from quarter to quarter based upon the timing of the building season in our markets. Our sales typically follow seasonal new construction and R&R industry patterns. The peak season for home construction and R&R activity in the majority of the geographies where we market and sell our products generally corresponds with the second and third calendar quarters, and therefore our sales volume is typically higher during those quarters. Our first and fourth quarter sales volumes are generally lower due to reduced R&R and new construction activity as a result of less favorable climate conditions in the majority of our geographic end markets. Failure to effectively manage our inventory in anticipation of or in response to seasonal fluctuations could negatively impact our liquidity profile during certain seasonal periods.

Changes in weather patterns, including as a result of global climate change, could significantly affect our financial results or financial condition.

Weather patterns may affect our operating results and our ability to maintain our sales volume throughout the year. Because our customers depend on suitable weather to engage in construction projects, increased frequency or duration of extreme weather conditions could have a material adverse effect on our financial results or financial condition. For example, unseasonably cool weather or extraordinary amounts of rainfall may decrease construction activity, thereby decreasing our sales. Also, we cannot predict the effects that global climate change may have on our business. In addition to changes in weather patterns, it might, for example, reduce the demand for construction, destroy forests (increasing the cost and reducing the availability of wood products used in construction), and increase the cost and reduce the availability of raw materials and energy. New laws and regulations related to global climate change may also increase our expenses or reduce our sales.

We are exposed to political, economic, and other risks that arise from operating a multinational business.

We have operations in North America, South America, Europe, Australia, and Asia. In the year ended December 31, 2016, our North America segment accounted for approximately 59% of net revenues, our Europe segment accounted for approximately 27% of net revenues, and our Australasia segment accounted for approximately 14% of our net revenues. Further, certain of our businesses obtain raw materials and finished goods from foreign suppliers. Accordingly, our business is subject to political, economic, and other risks that are inherent in operating in numerous countries.

These risks include:

•	the difficulty of enforcing agreements and collecting receivables through foreign legal systems;

•	trade protection measures and import or export licensing requirements;

•	the imposition of tariffs or other restrictions;

•	required compliance with a variety of foreign laws and regulations, including the application of foreign labor regulations;

•	tax rates in foreign countries and the imposition of withholding requirements on foreign earnings;

•	difficulty in staffing and managing widespread operations; and

•	changes in general economic and political conditions in countries where we operate, including as a result of the impact of the planned withdrawal of the U.K. from the E.U.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-033

The success of our business depends in part on our ability to anticipate and effectively manage these and other risks. We cannot assure you that these and other factors will not have a material adverse effect on our international operations or ultimately on our global business, financial condition, and results of operations.

The notice given by the U.K. of its intent to withdraw from the E.U. could have a material adverse effect on our business, financial condition, and results of operations.

The recent notification by the U.K. of its intent to exit the E.U., or “Brexit”, has created volatility in the global financial markets. The terms of the withdrawal are subject to a negotiation period that could last up to two years after the government of the U.K. formally initiated the withdrawal process in March 2017. The effects of the U.K.’s withdrawal from the E.U. on the global economy, and on our business in particular, will depend on agreements the U.K. makes to retain access to E.U. markets both during a transitional period and more permanently. Brexit could impair the ability of our operations in the E.U. to transact business in the future in the U.K., as well as the ability of our U.K. operations to transact business in the future in the E.U. If the U.K. and the E.U. are unable to negotiate acceptable withdrawal terms or if other E.U. member states pursue withdrawal, barrier-free access between the U.K. and other E.U. member states or among the European Economic Area overall could be diminished or eliminated.

Volatility associated with Brexit could continue to adversely affect European and worldwide economic conditions, and may contribute to greater instability in the global financial markets. Among other things, Brexit could reduce consumer spending in the U.K. and the E.U., which could result in decreased demand for our products. Similarly, housing sales and home values in the U.K. and in the E.U. could be negatively impacted and Brexit could also influence foreign currency exchange rates. For the year ended December 31, 2016, we derived 4% of our net revenues from our operations in the U.K., and we have moved our Europe headquarters to the U.K. As a result, the effects of Brexit could inhibit the growth of our business and have a material adverse effect on our business, financial condition, and results of operations.

Exchange rate fluctuations may impact our business, financial condition, and results of operations.

Our operations expose us to both transaction and translation exchange rate risks. In the year ended December 31, 2016, 48% of our net revenues came from sales outside of the U.S., and we anticipate that our operations outside of the U.S. will continue to represent a significant portion of our net revenues for the foreseeable future. In addition, the nature of our operations often requires that we incur expenses in currencies other than those in which we earn revenue. Because of the mismatch between revenues and expenses, we are exposed to significant currency exchange rate risk and we may not be successful in achieving balances in currencies throughout our operations. In addition, if the effective price of our products were to increase as a result of fluctuations in foreign currency exchange rates, demand for our products could decline, which could adversely affect our business, financial condition, and results of operations. Also, because our financial statements are presented in U.S. dollars, we must translate the financial statements of our foreign subsidiaries and affiliates into U.S. dollars at exchange rates in effect during or at the end of each reporting period, and increases or decreases in the value of the U.S. dollar against other major currencies will affect our reported financial results, including the amount of our outstanding indebtedness. Unfavorable exchange rates had a negative impact of 1% on our consolidated net revenues in the year ended December 31, 2016 as compared to the year ended December 31, 2015. We cannot assure you that fluctuations in foreign currency exchange rates, particularly the strengthening of the U.S. dollar against major currencies, such as the Euro, the Australian dollar, the Canadian dollar, the British pound, or the currencies of large developing countries, would not materially adversely affect our business, financial condition, and results of operations.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-034

A disruption in our operations due to natural disasters or acts of war could have a material adverse effect on our business, financial condition, and results of operations.

We operate facilities worldwide. Many of our facilities are located in areas that are vulnerable to hurricanes, earthquakes, and other natural disasters. In the event that a hurricane, earthquake, natural disaster, fire, or other catastrophic event were to interrupt our operations for any extended period of time, it could delay shipment of merchandise to our customers, damage our reputation, or otherwise have a material adverse effect on our business, financial condition, and results of operations.

In addition, our operations may be interrupted by terrorist attacks or other acts of violence or war. These attacks may directly impact our suppliers’ or customers’ physical facilities. Furthermore, these attacks may make travel and the transportation of our supplies and products more difficult and more expensive and ultimately have a material adverse effect our business, financial condition, and results of operations. The U.S. has entered into armed conflicts, which could have an impact on our sales and our ability to deliver product to our customers. Political and economic instability in some regions of the world may also negatively impact the global economy and, therefore, our business. The consequences of any of these armed conflicts are unpredictable, and we may not be able to foresee events that could have an adverse effect on our business or your investment. More generally, any of these events could cause consumer confidence and spending to decrease or result in increased volatility in the worldwide financial markets. They could also result in economic recessions. Any of these occurrences could have a material adverse effect on our business, financial condition, and results of operations.

Manufacturing realignments and cost savings programs may result in a decrease in our short-term earnings.

We continually review our manufacturing operations. Effects of periodic manufacturing realignments and cost savings programs have in the past and could in the future result in a decrease in our short-term earnings until the expected results are achieved. Such programs may include the consolidation, integration, and upgrading of facilities, functions, systems, and procedures. Such programs involve substantial planning, often require capital investments, and may result in charges for fixed asset impairments or obsolescence and substantial severance costs. We also cannot assure you that we will achieve all of our cost savings. Our ability to achieve cost savings and other benefits within expected time frames is subject to many estimates and assumptions. These estimates and assumptions are subject to significant economic, competitive, and other uncertainties, some of which are beyond our control. If these estimates and assumptions are incorrect, if we experience delays, or if other unforeseen events occur, our business, financial condition, and results of operations could be materially and adversely affected.

We are highly dependent on information technology, the disruption of which could significantly impede our ability to do business.

Our operations depend on our network of information technology systems, which are vulnerable to damage from hardware failure, fire, power loss, telecommunications failure, and impacts of terrorism, natural disasters, or other disasters. We rely on our information technology systems to accurately maintain books and records, record transactions, provide information to management and prepare our financial statements. We may not have sufficient redundant operations to cover a loss or failure in a timely manner. Any damage to our information technology systems could cause interruptions to our operations that materially adversely affect our ability to meet customers’ requirements, resulting in an adverse impact to our business, financial condition, and results of operations. Periodically, these systems need to be expanded, updated, or upgraded as our business needs change. We may not be able to successfully implement changes in our information technology systems without experiencing difficulties, which could require significant financial and human resources. Moreover, our increasing dependence on technology may exacerbate this risk.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-035

We are implementing a new Enterprise Resource Planning system in the future as part of our ongoing technology and process improvements. If this new system proves ineffective, we may be unable to timely or accurately prepare financial reports, make payments to our suppliers and employees, or invoice and collect from our customers.

We are implementing a new Enterprise Resource Planning, or “ERP”, system as part of our ongoing technology and process improvements. This ERP system will provide a standardized method of accounting for, among other things, order entry and inventory and should enhance our ability to implement our strategic initiatives. Any delay in the implementation, or disruption in the upgrade, of this system could adversely affect our ability to timely and accurately report financial information, including the filing of our quarterly or annual reports with the SEC. Such delay or disruption could also impact our ability to timely or accurately make payments to our suppliers and employees, and could also inhibit our ability to invoice and collect from our customers. Data integrity problems or other issues may be discovered which, if not corrected, could impact our business or financial results. In addition, we may experience periodic or prolonged disruption of our financial functions arising out of this conversion, general use of such systems, other periodic upgrades or updates, or other external factors that are outside of our control. If we encounter unforeseen problems with our financial system or related systems and infrastructure, our business, operations, and financial systems could be adversely affected. We may also need to implement additional systems or transition to other new systems that require further expenditures in order to function effectively as a public company. There can be no assurance that our implementation of additional systems or transition to new systems will be successful, or that such implementation or transition will not present unforeseen costs or demands on our management.

Our systems and IT infrastructure may be subject to security breaches and other cybersecurity incidents.

We rely on the accuracy, capacity, and security of our IT systems, some of which are managed or hosted by third parties, and the sale of our products may involve the transmission and/or storage of data, including in certain instances customers’ business and personally identifiable information. Maintaining the security of computers, computer networks, and data storage resources is a critical issue for us and our customers, as security breaches could result in vulnerabilities and loss of and/or unauthorized access to confidential information. We may face attempts by experienced hackers, cybercriminals, or others with authorized access to our systems to misappropriate our proprietary information and technology, interrupt our business, and/or gain unauthorized access to confidential information. The reliability and security of our information technology infrastructure and software, and our ability to expand and continually update technologies in response to our changing needs is critical to our business. To the extent that any disruptions or security breaches result in a loss or damage to our data, it could cause harm to our reputation or brand. This could lead some customers to stop purchasing our products and reduce or delay future purchases of our products or use competing products. In addition, we could face enforcement actions by U.S. states, the U.S. federal government, or foreign governments, which could result in fines, penalties, and/or other liabilities and which may cause us to incur legal fees and costs, and/or additional costs associated with responding to the cyberattack. Increased regulation regarding cybersecurity may increase our costs of compliance, including fines and penalties, as well as costs of cybersecurity audits. Any of these actions could materially adversely impact our business and results of operations. We do not currently have a specific insurance policy insuring us against losses caused by a cyberattack.

We have invested in industry-appropriate protections and monitoring practices for our data and information technology to reduce these risks and continue to monitor our systems on an ongoing basis for any current or potential threats. While we have not experienced any material breaches in security in our recent history, there can be no assurance that our efforts will prevent breakdowns or breaches to databases or systems that could have a material adverse effect on our business, financial condition, and results of operations.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-036

Increases in labor costs, potential labor disputes, and work stoppages at our facilities or the facilities of our suppliers could have a material adverse effect on our business, financial condition, and results of operations.

Our financial performance is affected by the availability of qualified personnel and the cost of labor. As of December 31, 2016, we had approximately 20,600 employees worldwide, including approximately 10,100 employees in the U.S. and Canada. Approximately 1,100, or 11%, of our employees in the U.S. and Canada are unionized workers, and the majority of our workforce in other countries belong to work councils or are otherwise subject to labor agreements. U.S. and Canada employees represented by these unions are subject to collective bargaining agreements that are subject to periodic negotiation and renewal. If we are unable to enter into new, satisfactory labor agreements with our unionized employees upon expiration of their agreements, we could experience a significant disruption of our operations, which could cause us to be unable to deliver products to customers on a timely basis. Such disruptions could result in a loss of business and an increase in our operating expenses, which could reduce our net revenues and profit margins. In addition, our non-unionized labor force may become subject to labor union organizing efforts, which could cause us to incur additional labor costs and increase the related risks that we now face.

We believe many of our direct and indirect suppliers also have unionized workforces. Strikes, work stoppages, or slowdowns experienced by suppliers could result in slowdowns or closures of facilities where components of our products are manufactured or delivered. Any interruption in the production or delivery of these components could reduce sales, increase costs, and have a material adverse effect on us.

Changes in building codes and standards (including ENERGY STAR standards) could increase the cost of our products, lower the demand for our windows and doors, or otherwise adversely affect our business.

Our products and markets are subject to extensive and complex local, state, federal, and foreign statutes, ordinances, rules, and regulations. These mandates, including building design and safety and construction standards and zoning requirements, affect the cost, selection, and quality requirements of building components like windows and doors.

These regulations often provide broad discretion to governmental authorities as to the types and quality specifications of products used in new residential and non-residential construction and home renovations and improvement projects, and different governmental authorities can impose different standards. Compliance with these standards and changes in such regulations may increase the costs of manufacturing our products or may reduce the demand for certain of our products in the affected geographical areas or product markets. Conversely, a decrease in product safety standards could reduce demand for our more modern products if less expensive alternatives that did not meet higher standards became available for use in that market. All or any of these changes could have a material adverse effect on our business, financial condition, and results of operations.

In addition, in order for our products to obtain the “ENERGY STAR” certification, they must meet certain requirements set by the U.S. Environmental Protection Agency, or “EPA”. Changes in the energy efficiency requirements established by the EPA for the ENERGY STAR label could increase our costs, and a lapse in our ability to label our products as such or to comply with the new standards, may have a material adverse effect on our business, financial condition, and results of operations.

The elimination of the ENERGY STAR program could lower the demand for our products or otherwise adversely affect our business.

Many of our products comply with the federal government’s ENERGY STAR program. We believe that labeling our products with the ENERGY STAR label gives us a competitive advantage as compared to

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-037

competing products that are not labeled as ENERGY STAR products. The current U.S. presidential administration has recently proposed discontinuing the use of the ENERGY STAR program. Eliminating the ENERGY STAR program could neutralize our competitive advantage for ENERGY STAR compliant products and result in a material adverse effect on our business, financial condition and results of operations.

Domestic and foreign governmental regulations applicable to general business operations could increase the costs of operating our business and adversely affect our business.

We are subject to a variety of regulations from U.S. federal, state, and local governments, as well as foreign governmental authorities, relating to wage requirements, employee benefits, and other workplace matters. Changes in local minimum or living wage requirements, rights of employees to unionize, healthcare regulations, and other requirements relating to employee benefits could increase our labor costs, which would in turn increase our cost of doing business. In addition, our international operations are subject to laws applicable to foreign operations, trade protection measures, foreign labor relations, differing intellectual property rights, other legal and regulatory constraints, and currency regulations of the countries or regions in which we currently operate or where we may operate in the future. These factors may restrict the sales of, or increase costs of, manufacturing and selling our products.

We may be subject to significant compliance costs as well as liabilities under environmental, health, and safety laws and regulations.

Our past and present operations, assets, and products are subject to extensive environmental laws and regulations at the federal, state, and local level worldwide. These laws regulate, among other things, air emissions, the discharge or release of materials into the environment, the handling and disposal of wastes, remediation of contaminated sites, worker health and safety, and the impact of products on human health and safety and the environment. Under certain of these laws, liability for contaminated property may be imposed on current or former owners or operators of the property or on parties that generated or arranged for waste sent to the property for disposal. Liability under these laws may be joint and several and may be imposed without regard to fault or the legality of the activity giving rise to the contamination. Notwithstanding our compliance efforts we may still face material liability, limitations on our operations, fines, or penalties for violations of environmental, health, and safety laws and regulations, including releases of regulated materials and contamination by us or previous occupants at our current or former properties or at offsite disposal locations we use.

The applicable environmental, health, and safety laws and regulations, and any changes to them or in their enforcement, may require us to make material expenditures with respect to ongoing compliance with or remediation under these laws and regulations or require that we modify our products or processes in a manner that increases our costs and/or reduces our profitability. For example, additional pollution control equipment, process changes, or other environmental control measures may be needed at some of our facilities to meet future requirements. In addition, discovery of currently unknown or unanticipated soil or groundwater conditions at our properties could result in significant liabilities and costs. Accordingly, we are unable to predict the exact future costs of compliance with or liability under environmental, health, and safety laws and regulations.

We may be subject to significant compliance costs with respect to legislative and regulatory proposals to restrict emissions of greenhouse gasses, or “GHGs”.

Various legislative, regulatory, and inter-governmental proposals to restrict emissions of GHGs, such as CO2, are under consideration by governmental legislative bodies and regulators in the jurisdictions where we operate. In particular, the EPA has promulgated regulations to reduce GHG emissions from new and existing power plants. The regulations applicable to existing power plants, commonly referred to as the Clean Power Plan,

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-038

require states to develop strategies to reduce GHG emissions within the states that may include reductions at other sources in addition to electric utilities. More than two dozen states as well as industry and labor groups challenged the Clean Power Plan in the D.C. Circuit Court of Appeals. On February 9, 2016, the U.S. Supreme Court stayed the Clean Power Plan pending disposition of the legal challenges. In addition, on March 28, 2017, President Trump signed an executive order directing the EPA to review the Clean Power Plan and related rules and, if appropriate, initiate a rulemaking to rescind or revise the rules consistent with the stated policy of promoting clean and safe development of the nation’s energy resources, while at the same time avoiding regulatory burdens that unnecessarily encumber energy production. On August 8, 2017, the D.C. Circuit Court of Appeals issued an order holding the case in abeyance for 60 additional days and requiring the EPA to file status reports at 30-day intervals. In its status report filed on September 7, 2017, the EPA indicated that it expects to issue a rule withdrawing the Clean Power Plan this fall. The EPA has outlined its plan to repeal the Clean Power Plan in a pre-publication draft proposal released October 6, 2017. Many nations, including jurisdictions in which we operate, have also committed to limiting emissions of GHGs worldwide, most prominently through an agreement reached in Paris in December 2015 at the 21st Conference of the Parties to the United Nations Framework Convention on Climate Change. The Paris agreement sets out a new process for achieving global GHG reductions. On June 1, 2017, President Trump announced that the U.S. plans to withdraw from the Paris agreement and to seek negotiations either to reenter the Paris Agreement on different terms or to establish a new framework agreement. The earliest permitted exit date under the Paris agreement is four years from when it took effect in November 2016, or November 2020. Since some of our manufacturing facilities operate boilers or other process equipment that emit GHGs, such regulatory and global initiatives may require us to modify our operating procedures or production levels, incur capital expenditures, change fuel sources, or take other actions that may adversely affect our financial results. However, given the high degree of uncertainty about the ultimate parameters of any such regulatory or global initiative, whether the U.S. will adhere to the Paris agreement’s exit process, and the terms on which the U.S. may reenter the Paris agreement or a separately negotiated agreement, and because proposals like the Clean Power Plan are currently subject to legal challenges and reconsideration, we cannot predict at this time the ultimate impact of such initiatives on our operations or financial results.

A significant portion of our GHG emissions are from biomass-fired boilers, which emit biogenic CO2. Biogenic CO2 is generally considered carbon neutral. In November 2014, the EPA released its Framework for Assessing Biogenic CO2 Emissions From Stationary Sources along with an accompanying memo that generally supports carbon neutrality for biomass combustion, but left open the possibility that it may not always be characterized as carbon neutral. This action leaves considerable uncertainty as to the future regulatory treatment of biogenic CO2 and the treatment of such GHG emissions in the states in which we operate. As originally proposed, the Clean Power Plan would also allow states to determine how biogenic CO2 will be characterized; therefore, individual states in which we operate could determine that biogenic CO2 is not carbon neutral.

Certain of our purchased raw materials, including vinyl and resins derived from petroleum products, are also subject to significant regulation regarding production, processing, and sales. Increasing regulations to reduce GHG emissions are expected to increase energy costs, increase price volatility for petroleum, and reduce petroleum production levels, which in turn could impact the prices of those raw materials. In addition, laws and regulations relating to forestry practices limit the volume and manner of harvesting timber to mitigate environmental impacts such as deforestation, soil erosion, damage to riparian areas, and GHG levels. The extent of these regulations and related compliance costs has grown in recent years and will increase our materials costs and may increase other aspects of our production costs.

Changes to legislative and regulatory policies that currently promote home ownership may have a material adverse effect on our business, financial condition, and results of operations.

Our markets are also affected by legislative and regulatory policies, such as U.S. tax rules allowing for deductions of mortgage interest and the mandate of government-sponsored entities like Freddie Mac and Fannie

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-039

Mae to promote home ownership through mortgage guarantees on certain types of home loans. In the U.S., as part of a housing reform initiative, proposals have been made at the federal government level to reduce or abolish certain tax benefits relating to home ownership and to dismantle government-sponsored mortgage insurance agencies. Any change to those policies may adversely impact demand for our products and have a material adverse effect on our business, financial condition, and results of operations.

Changes in legislation, regulation and government policy, including as a result of U.S. presidential and congressional elections, may have a material adverse effect on our business in the future.

The recent presidential and congressional elections in the United States could result in significant changes in, and uncertainty with respect to, legislation, regulation and government policy. While it is not possible to predict whether and when any such changes will occur, changes at the local, state or federal level could significantly impact our business. Specific legislative and regulatory proposals discussed during and after the election that could have a material impact on us include, but are not limited to, infrastructure renewal programs; changes to immigration policy; modifications to international trade policy, including withdrawing from trade agreements; and changes to financial legislation and public company reporting requirements.

In addition, U.S. lawmakers are evaluating proposals for substantial changes to U.S. fiscal and tax policies, which could include comprehensive tax reform. A variety of tax reform proposals that would significantly impact U.S. taxation of corporations are under consideration, including reductions in the U.S. corporate tax rate, repeal of the corporate alternative minimum tax, introduction of a capital investment deduction, the limitation of the interest deduction and changes to the international tax system, including the adoption of a territorial tax system and taxation of the accumulated foreign earnings of U.S. multinational corporations. Although a reduction in the U.S. corporate tax rate may lower our tax provision expense in future periods, it may also significantly decrease the value of our deferred tax assets, including the value of our deferred tax assets related to our substantial net operating loss, or “NOL”, carryforwards, which would result in a reduction of net income in the period in which the change is enacted. For instance, as of December 31, 2016, the deferred tax asset associated with our U.S. federal NOL carryforwards was $284.8 million. See Note 19—Income Taxes in our financial statements for the year ended December 31, 2016 incorporated by reference in this prospectus.

We are currently unable to predict whether policy change discussions will meaningfully change existing legislative and regulatory environments relevant for our business. To the extent that such changes have a negative impact on us, including as a result of related uncertainty, these changes may materially and adversely impact our business, financial condition, cash flows and results of operations.

Lack of transparency, threat of fraud, public sector corruption, and other forms of criminal activity involving government officials increases the risk of potential liability under anti-bribery or anti-fraud legislation, including the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and similar laws and regulations.

We operate manufacturing facilities in 19 countries and sell our products in approximately 76 countries around the world. As a result of the international nature of our operations, we may enter from time to time into negotiations and contractual arrangements with parties affiliated with foreign governments and their officials in the ordinary course of business. In connection with these activities, we may be subject to anti-corruption laws in various jurisdictions, including the U.S. Foreign Corrupt Practices Act, or the “FCPA”, the U.K. Bribery Act and other anti-bribery laws applicable to jurisdictions where we do business that prohibit improper payments or offers of payments to foreign governments and their officials and political parties for the purpose of obtaining or retaining business, or otherwise receiving discretionary favorable treatment of any kind, and require the maintenance of internal controls to prevent such payments. In particular, we may be held liable for actions taken

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-040

by agents in foreign countries where we operate, even though such parties are not always subject to our control. We have established anti-bribery policies and procedures and offer several channels for raising concerns in an effort to comply with the laws and regulations applicable to us. However, there can be no assurance that our policies and procedures will effectively prevent us from violating these laws and regulations in every transaction in which we may engage. Any determination that we have violated the FCPA or other anti-bribery laws (whether directly or through acts of others, intentionally or through inadvertence) could result in sanctions that could have a material adverse effect on our business, financial condition, and results of operations.

As we continue to expand our business globally, including through foreign acquisitions, we may have difficulty anticipating and effectively managing these and other risks that our international operations may face, which may adversely impact our business outside of the U.S. and our financial condition and results of operations. In addition, any acquisition of businesses with operations outside of the U.S. may exacerbate this risk.

We may be the subject of product liability claims or product recalls and we may not accurately estimate costs related to warranty claims. Expenses associated with product liability claims and lawsuits and related negative publicity or warranty claims in excess of our reserves could have a material adverse effect on our business, financial condition, and results of operations.

Our products are used in a wide variety of residential, non-residential, and architectural applications. We face the risk of exposure to product liability or other claims, including class action lawsuits, in the event our products are alleged to be defective or have resulted in harm to others or to property. We may in the future incur liability if product liability lawsuits against us are successful. Moreover, any such lawsuits, whether or not successful, could result in adverse publicity to us, which could cause our sales to decline materially. In addition, it may be necessary for us to recall defective products, which would also result in adverse publicity, as well as resulting in costs connected to the recall and loss of sales. We maintain insurance coverage to protect us against product liability claims, but that coverage may not be adequate to cover all claims that may arise or we may not be able to maintain adequate insurance coverage in the future at an acceptable cost. Any liability not covered by insurance could have a material adverse effect on our business, financial condition, and results of operations.

In addition, consistent with industry practice, we provide warranties on many of our products and we may experience costs associated with warranty claims if our products have defects in manufacture or design or they do not meet contractual specifications. We estimate our future warranty costs based on historical trends and product sales, but we may fail to accurately estimate those costs and thereby fail to establish adequate warranty reserves for them. If warranty claims exceed our estimates, it may have a material adverse effect on our business, financial condition, and results of operations.

We may be unable to protect our intellectual property, and we may face claims of intellectual property infringement.

We rely on a combination of patent, copyright, trademark, and trade secret laws, as well as confidentiality agreements, nondisclosure agreements, and other contractual commitments, to protect our intellectual property rights. However, these measures may not be adequate or sufficient, and third parties may not always respect these legal protections even if they are aware of them. In addition, our competitors may develop similar technologies and know-how without violating our intellectual property rights. Furthermore, the laws of foreign countries may not protect our intellectual property rights to the same extent as the laws of the U.S. The failure to obtain worldwide patent and trademark protection may result in other companies copying and marketing products based on our technologies or under brand or trade names similar to ours outside the jurisdictions in which we are protected. This could impede our growth in existing regions, create confusion among consumers, and result in a greater supply of similar products that could erode prices for our protected products.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-041

Litigation may be necessary to protect our intellectual property rights. Intellectual property litigation can result in substantial costs, could distract our management, and could impinge upon other resources. Our failure to enforce and protect our intellectual property rights may cause us to lose brand recognition and result in a decrease in sales of our products.

Moreover, while we are not aware that any of our products or brands infringes upon the proprietary rights of others, third parties may make such claims in the future. From time to time, third parties may claim that we have infringed upon their intellectual property rights and we may receive notices from such third parties asserting such claims. Any such infringement claims are thoroughly investigated and, regardless of merit, could be time-consuming and result in costly litigation or damages, undermine the exclusivity and value of our brands, decrease sales, or require us to enter into royalty or licensing agreements that may not be on acceptable terms and that could have a material adverse effect on our business, financial condition, and results of operations.

Our business will suffer if certain key officers or employees discontinue employment with us or if we are unable to recruit and retain highly skilled staff at a competitive cost.

The success of our business depends upon the skills, experience, and efforts of our key officers and employees. In recent years, we have hired a large number of key executives who have and will continue to be integral in the continuing transformation of our business. The loss of key personnel could have a material adverse effect on our business, financial condition, and results of operations. We do not maintain key-man life insurance policies on any members of management. Our business also depends on our ability to continue to recruit, train, and retain skilled employees, particularly skilled sales personnel. The loss of the services of any key personnel, or our inability to hire new personnel with the requisite skills, could impair our ability to develop new products or enhance existing products, sell products to our customers or manage our business effectively. Should we lose the services of any member of our senior management team, our board of directors would have to conduct a search for a qualified replacement. This search may be prolonged, and we may not be able to locate and hire a qualified replacement. A significant increase in the wages paid by competing employers could result in a reduction of our qualified labor force, increases in the wage rates that we must pay, or both.

Our pension plan obligations are currently not fully funded, and we may have to make significant cash payments to these plans, which would reduce the cash available for our businesses.

Although we have closed our U.S. pension plan to new participants and have frozen future benefit accruals for current participants, we continue to have unfunded obligations under that plan. The funded levels of our pension plan depend upon many factors, including returns on invested assets, certain market interest rates, and the discount rate used to determine pension obligations. The projected benefit obligation and unfunded liability included in our consolidated financial statements as of December 31, 2016 for our U.S. pension plan were approximately $405.3 million and $109.3 million, respectively. Unfavorable returns on the plan assets or unfavorable changes in applicable laws or regulations could materially change the timing and amount of required plan funding, which would reduce the cash available for our operations. In addition, a decrease in the discount rate used to determine pension obligations could increase the estimated value of our pension obligations, which would affect the reported funding status of our pension plans and would require us to increase the amounts of future contributions. Additionally, we have foreign defined benefit plans, some of which continue to be open to new participants. As of December 31, 2016, our foreign defined benefit plans had unfunded pension liabilities of approximately $16.7 million.

Under the Employee Retirement Income Security Act of 1974, as amended, or “ERISA”, the U.S. Pension Benefit Guaranty Corporation, or the “PBGC”, also has the authority to terminate an underfunded tax-qualified U.S. pension plan under certain circumstances. In the event our tax-qualified U.S. pension plans were terminated

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-042

by the PBGC, we could be liable to the PBGC for an amount that exceeds the underfunding disclosed in our consolidated financial statements. In addition, because our U.S. pension plan has unfunded obligations, if we have a substantial cessation of operations at a U.S. facility and, as a result of such cessation of operations an event under ERISA Section 4062(e) is triggered, additional liabilities that exceed the amounts disclosed in our consolidated financial statements could arise, including an obligation for us to provide additional contributions or alternative security for a period of time after such an event occurs. Any such action could have a material adverse effect on our business, financial condition, and results of operations.

Changes in accounting standards, new interpretations of existing standards and subjective assumptions, estimates, and judgments by management related to complex accounting matters could significantly affect our financial results or financial condition.

Generally accepted accounting principles and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business, such as revenue recognition, asset impairment, impairment of goodwill and other intangible assets, inventories, lease obligations, self-insurance, tax matters, and litigation, are highly complex and involve many subjective assumptions, estimates, and judgments. Changes in these rules or their interpretation or changes in underlying assumptions, estimates, or judgments could significantly change our reported results.

Risks Relating to our Indebtedness

Our indebtedness could adversely affect our financial flexibility and our competitive position.

We are a highly leveraged company. As of July 1, 2017, we had $1,230.5 million of term loans outstanding under the Term Loan Facility and no revolving borrowings outstanding under the ABL Facility. After giving effect to $38.8 million of letters of credit outstanding under the ABL Facility, as of July 1, 2017, we had $243.8 million available for borrowing under the ABL Facility. As of July 1, 2017, we had AUD $33.5 million ($25.8 million) available and no borrowings outstanding under the Australia Senior Secured Credit Facility and €37.3 million ($42.6 million) available, after giving effect to €1.0 million ($1.1 million) of guarantees and letters of credit outstanding and €0.7 million ($0.8 million) in borrowings outstanding, under the Euro Revolving Facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Lines of Credit and Long-Term Debt—Interest Rate Swaps” for a description of when our interest rate hedging agreements, including notional amounts, average fixed rates, and expiration dates.

Our level of indebtedness increases the risk that we may be unable to generate cash sufficient to pay amounts due in respect of our indebtedness and could have other material consequences, including:

•	limiting our ability to obtain financing in the future for working capital, capital expenditures, acquisitions, share repurchases and dividends, debt service, or other general corporate purposes;

•	requiring us to use a substantial portion of our available cash flow to service our debt, which will reduce the amount of cash flow available for working capital, capital expenditures, acquisitions, and other general corporate purposes;

•	increasing our vulnerability to general economic downturns and adverse industry conditions;

•	limiting our flexibility in planning for, or reacting to, changes in our business and in our industry in general;

•	limiting our ability to invest in and develop new products;

•	placing us at a competitive disadvantage compared to our competitors that are not as highly leveraged, as we may be less capable of responding to adverse economic conditions, general economic downturns, and adverse industry conditions;

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-043

•	restricting the way we conduct our business because of financial and operating covenants in the agreements governing our existing and future indebtedness;

•	increasing the risk of our failing to satisfy our obligations with respect to borrowings outstanding under our Credit Facilities and/or being able to comply with the financial and operating covenants contained in our debt instruments, which could result in an event of default under the credit agreements governing our Credit Facilities and the agreements governing our other debt that, if not cured or waived, could have a material adverse effect on our business, financial condition, and results of operations; and

•	increasing our cost of borrowing.

The credit agreements governing our Credit Facilities impose significant operating and financial restrictions on us that may prevent us from capitalizing on business opportunities.

The credit agreements governing our Credit Facilities impose significant operating and financial restrictions on us. These restrictions limit our ability, among other things, to:

•	incur additional indebtedness;

•	make certain loans or investments or restricted payments, including dividends to our shareholders;

•	repurchase or redeem capital stock;

•	make acquisitions;

•	engage in transactions with affiliates;

•	sell certain assets (including stock of subsidiaries) or merge with or into other companies;

•	guarantee indebtedness; and

•	create or incur liens.

Under the terms of the ABL Facility, we will at times be required to comply with a specified fixed charge coverage ratio when the amount of certain unrestricted cash balances of the U.S. and Canadian loan parties plus the amount available for borrowing by the U.S. borrowers and Canadian borrowers is less than a specified amount. The Australia Senior Secured Credit Facility and the Euro Revolving Facility also contain financial maintenance covenants. Our ability to meet the specified covenants could be affected by events beyond our control, and our failure to meet these covenants will result in an event of default as defined in the applicable facility.

In addition, our ability to borrow under the ABL Facility is limited by the amount of the borrowing base applicable to U.S. dollar and Canadian dollar borrowings. Any negative impact on the elements of our borrowing base, such as eligible accounts receivable and inventory, will reduce our borrowing capacity under the ABL Facility. Moreover, the ABL Facility provides discretion to the agent bank acting on behalf of the lenders to impose additional requirements on what accounts receivable and inventory may be counted toward the borrowing base availability and to impose other reserves, which could materially impair the amount of borrowings that would otherwise be available to us. There can be no assurance that the agent bank will not impose such reserves or, were it to do so, that the resulting impact of this action would not materially and adversely impair our liquidity.

As a result of these covenants and restrictions, we are limited in how we conduct our business, and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities or engage in other activities that may be in our long-term best interests. The terms of any future

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-044

indebtedness we may incur could include more restrictive covenants. We cannot assure you that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, we may be unable to obtain waivers from the lenders or amend the covenants.

Our failure to comply with the credit agreements governing our Credit Facilities, including as a result of events beyond our control, could trigger events of default and acceleration of our indebtedness. Defaults under our debt agreements could have a material adverse effect on our business, financial condition, and results of operations.

If there were an event of default under the credit agreements governing our Credit Facilities, or other indebtedness that we may incur, the holders of the defaulted indebtedness could cause all amounts outstanding with respect to that indebtedness to be immediately due and payable. It is likely that our cash flows would not be sufficient to fully repay borrowings under our Credit Facilities, if accelerated upon an event of default. If we are unable to repay, refinance, or restructure our secured debt, the holders of such indebtedness may proceed against the collateral securing that indebtedness.

Furthermore, any event of default or declaration of acceleration under one debt instrument may also result in an event of default under one or more of our other debt instruments or derivative contracts. In exacerbated or prolonged circumstances, one or more of these events could result in our bankruptcy or liquidation. Accordingly, any default by us on our debt could have a material adverse effect on our business, financial condition, and results of operations.

We require a significant amount of liquidity to fund our operations, and borrowing has increased our vulnerability to negative unforeseen events.

Our liquidity needs vary throughout the year. If our business experiences materially negative unforeseen events, we may be unable to generate sufficient cash flow from operations to fund our needs or maintain sufficient liquidity to operate and remain in compliance with our debt covenants, which could result in reduced or delayed purchases of raw materials, planned capital expenditures and other investments and adversely affect our financial condition or results of operations. Our ability to borrow under the ABL Facility may be limited due to decreases in the borrowing base as described above.

Despite our current debt levels, we may incur substantially more indebtedness. This could further exacerbate the risks associated with our substantial leverage.

We may incur substantial additional indebtedness in the future. Although the covenants under the credit agreements governing our Credit Facilities provide certain restrictions on our ability to incur additional debt, the terms of such credit agreements permit us to incur significant additional indebtedness. To the extent that we incur additional indebtedness, the risk associated with our substantial indebtedness described above, including our possible inability to service our indebtedness, will increase.

Risks Relating to this Offering and Ownership of Our Common Stock

The market price of our common stock may be highly volatile, and you may not be able to resell your shares at or above the price you paid.

Our common stock has only been listed for public trading since January 27, 2017. Since that date, the price of our common stock, as reported by the New York Stock Exchange, has ranged from a low of $24.95 on January 27, 2017 to a high of $36.23 on October 9, 2017. The trading price of our common stock may be volatile.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-045

Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as other general economic, market or political conditions, could reduce the market price of our common shares in spite of our operating performance. The following factors, in addition to other factors described in this “Risk Factors” section and elsewhere in this prospectus, may have a significant impact on the market price of our common stock:

•	negative trends in global economic conditions and/or activity levels in our end markets;

•	increases in interest rates used to finance home construction and improvements;

•	our ability to compete effectively against our competitors;

•	changes in consumer needs, expectations, or trends;

•	our ability to maintain our relationships with key customers;

•	our ability to implement our business strategy;

•	our ability to complete and integrate new acquisitions;

•	variations in the prices of raw materials used to manufacture our products;

•	adverse changes in building codes and standards or governmental regulations applicable to general business operations;

•	product liability claims or product recalls;

•	any legal actions in which we may become involved, including disputes relating to our intellectual property;

•	our ability to recruit and retain highly skilled staff;

•	actual or anticipated fluctuations in our quarterly or annual operating results;

•	trading volume of our common stock;

•	sales of our common stock by us, our executive officers and directors, or our shareholders (including certain affiliates of Onex) in the future; and

•	general economic and market conditions and overall fluctuations in the U.S. equity markets.

In addition, broad market and industry factors, including the trading prices of the securities of our publicly-traded competitors, may negatively affect the market price of our common stock, regardless of our actual operating performance, and factors beyond our control may cause our stock price to decline rapidly and unexpectedly. Furthermore, the stock market has experienced extreme volatility that, in some cases, has been unrelated or disproportionate to the operating performance of particular companies.

We may be subject to securities litigation, which is expensive and could divert management attention.

Our share price may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could have a material adverse effect on our business, financial condition, and results of operations. Any adverse determination in litigation could also subject us to significant liabilities.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-046

Because Onex will own a substantial portion of our common stock following this offering, it may continue to influence all major corporate decisions and its interests may conflict with the interests of other holders of our common stock.

Upon completion of this offering, after giving effect to the sale of our common stock by the selling shareholders, Onex will beneficially own approximately              shares of our common stock representing         % of our outstanding common stock (or              shares of our common stock, representing         % of our outstanding common stock if the underwriters exercise their option to purchase additional shares in full). Although we are no longer a controlled company, Onex will continue to be able to influence matters requiring approval by our shareholders and/or our board of directors, including the election of directors and the approval of business combinations or dispositions and other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. The concentration of ownership may have the effect of delaying, preventing, or deterring a change of control of our company, could deprive our shareholders of an opportunity to receive a premium for their common stock as part of a sale of our company and may materially and adversely affect the market price of our common stock. In addition, Onex may in the future own businesses that directly compete with ours. Further, for so long as Onex owns at least 5% of our outstanding common stock (calculated on an as-converted, fully diluted basis), Onex has the right to purchase its pro rata portion of the primary shares offered in any future public offering. This right could result in Onex continuing to maintain a substantial ownership of our common stock. See “Prospectus Summary—Our Sponsor” and “Certain Relationships and Related Party Transactions”.

Our directors who have relationships with Onex may have conflicts of interest with respect to matters involving our Company.

Two of our eleven directors are affiliated with Onex. These persons have fiduciary duties to both us and Onex. As a result, they may have real or apparent conflicts of interest on matters affecting both us and Onex, which in some circumstances may have interests adverse to ours. Onex is in the business of making or advising on investments in companies and may hold, and may from time to time in the future acquire, interests in, or provide advice to, businesses that directly or indirectly compete with certain portions of our business or that are suppliers or customers of ours. In addition, as a result of Onex’ ownership interest, conflicts of interest could arise with respect to transactions involving business dealings between us and Onex including potential acquisitions of businesses or properties, the issuance of additional securities, the payment of dividends by us, and other matters.

In addition, as described below under “Description of Capital Stock”, our restated certificate of incorporation provides that the doctrine of “corporate opportunity” will not apply with respect to us, to Onex or certain related parties or any of our directors who are employees of Onex or its affiliates in a manner that would prohibit them from investing in competing businesses or doing business with our customers. To the extent they invest in such other businesses, Onex may have differing interests than our other shareholders.

As a result of the completion of the May 2017 Secondary Offering, we are no longer a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange. However, we continue to qualify for, and may rely on, exemptions from certain corporate governance requirements that would otherwise provide protection to our shareholders during a one-year transition period.

Because Onex no longer owns a majority of our common stock, we are no longer a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange. However, we continue to qualify for, and may rely on, exemptions from certain corporate governance standards that would otherwise provide protection to our shareholders during a one-year transition period from May 31, 2017. The

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-047

New York Stock Exchange rules require that we (i) have at least one independent director on each of our governance and nominating committee and compensation committee by the date we ceased to qualify as a “controlled company”, (ii) have a majority of independent directors on each of our governance and nominating committee and compensation committee within 90 days of the date we ceased to qualify as a “controlled company”, and (iii) have a fully independent governance and nominating committee and compensation committee within one year of the date we ceased to qualify as a “controlled company”. We are also required to have a majority independent board of directors within one year of the date we ceased to qualify as a “controlled company” and to perform an annual performance evaluation of our governance and nominating and compensation committees. Our board of directors has determined that two of the three members of our governance and nominating committee, two of the three members of our compensation committee, three of the four members of our audit committee and five of the eleven members of our board of directors are independent for purposes of the New York Stock Exchange corporate governance standards.

In addition, on June 20, 2012, the SEC adopted Rule 10C-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) to implement provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 pertaining to compensation committee independence and the role and disclosure of compensation consultants and other advisers to the compensation committee. The national securities exchanges have since adopted amendments to their existing listing standards to comply with provisions of Rule 10C-1, and on January 11, 2013, the SEC approved such amendments. The amended listing standards require, among others, that

•	compensation committees be composed of fully independent directors, as determined pursuant to new and existing independence requirements;

•	compensation committees be explicitly charged with hiring and overseeing compensation consultants, legal counsel and other committee advisers; and

•	compensation committees are required to consider, when engaging compensation consultants, legal counsel or other advisers, certain independence factors, including factors that examine the relationship between the consultant or adviser’s employer and us.

The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the New York Stock Exchange, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company, we are subject to the reporting requirements of the Exchange Act and the corporate governance standards of the Sarbanes-Oxley Act and the New York Stock Exchange and SEC rules and requirements. As a result, we have incurred and will continue to incur significant legal, regulatory, accounting, investor relations, and other costs that we did not incur as a private company. These requirements may also place a strain on our management, systems, and resources. The Exchange Act requires us to file annual, quarterly, and current reports with respect to our business and financial condition within specified time periods and to prepare proxy statements with respect to our annual meeting of shareholders. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. The New York Stock Exchange requires that we comply with various corporate governance requirements. To maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting and comply with the Exchange Act and New York Stock Exchange requirements, significant resources and management oversight will be required. As a public company are required to:

•	expand the roles and duties of our board of directors and committees of the board;

•	institute more formal comprehensive financial reporting and disclosure compliance functions;

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-048

•	supplement our internal accounting and auditing function;

•	enhance and formalize closing procedures for our accounting periods;

•	enhance our investor relations function;

•	establish new or enhanced internal policies, including those relating to disclosure controls and procedures; and

•	involve and retain to a greater degree outside counsel and accountants in the activities listed above.

These activities may divert management’s attention from revenue producing activities to management and administrative oversight. Any of the foregoing could have a material adverse effect on us and the price of our common stock. In addition, failure to comply with any laws or regulations applicable to us may result in legal proceedings and/or regulatory investigations.

Material weaknesses in our internal control over financial reporting or our failure to remediate such material weaknesses could result in a violation of Section 404 of the Sarbanes-Oxley Act, or in a material misstatement in our financial statements not being prevented or detected, and could affect investor confidence in the accuracy and completeness of our financial statements, as well as our common stock price.

As a public company, we are required to comply with Section 404 of the Sarbanes-Oxley Act. We will be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act with our Form 10-K for the fiscal year ending December 31, 2017 and to include an auditor attestation on management’s internal controls report with our Form 10-K for the fiscal year ending December 31, 2018. If we fail to abide by the requirements of Section 404, regulatory authorities, such as the SEC, might subject us to sanctions or investigation, and our independent registered public accounting firm may not be able to certify as to the effectiveness of our internal control over financial reporting pursuant to an audit of our controls. Even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. Accordingly, our internal control over financial reporting may not prevent or detect misstatements because of their inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud.

During the preparation of our December 31, 2015 financial statements, we identified material weaknesses in our internal control over financial reporting. A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. During 2015, we restructured how we manage our Europe business, which led to turnover in the accounting staff of our Europe operations. In addition, our tax department had significant turnover during 2015, leaving the department with recently hired personnel who were unfamiliar with our year-end closing process, which resulted in our tax department being unable to complete its standard fiscal year close work in a timely manner. As a result, our staff did not have adequate time to properly review the information provided to our registered public accounting firm as part of the audit. Our registered public accounting firm identified numerous errors in the schedules and disclosures provided to them during the audit process. While such errors were rectified prior to the completion of the 2015 audit, and there were no material misstatements identified in our disclosures or financial statements subsequent to year-end, management and our registered public accounting firm determined that (i) we did not operate controls to monitor the accuracy of income tax expense and related balance sheet accounts, including deferred income taxes, and (ii) we failed to operate controls to monitor the presentation and disclosure of income taxes. As a result of these material weaknesses, management determined that the ineffective controls over income tax accounting constituted material weaknesses and has begun the remediation process.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-049

While we continue to address these material weaknesses and to strengthen our overall internal control over financial reporting, we may discover other material weaknesses going forward that could result in inaccurate reporting of our financial condition or results of operations. In addition, neither our management nor any independent registered public accounting firm has ever performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act because no such evaluation has been required. Had we or our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses may have been identified. Inadequate internal control over financial reporting may cause investors to lose confidence in our reported financial information. Any loss of confidence in the reliability of our financial statements or other negative reaction to our failure to develop timely or adequate disclosure controls and procedures or internal controls could result in a decline in the price of our common stock and may restrict access to the capital markets and may adversely affect the price of our common stock.

Future sales, or the perception of future sales, of shares of our common stock in the public market by us or our existing shareholders could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market after this offering could materially adversely affect the prevailing market price of our common stock. As of July 1, 2017, we had 104,923,708 shares of common stock outstanding. Of these securities, all of the 28,750,000 shares of common stock sold in our IPO and all of the 16,100,000 shares of common stock sold in the May 2017 Secondary Offering are, and all of the 9,500,000 shares of common stock offered hereby will be, freely tradable without restriction or further registration under federal securities laws, except to the extent shares are purchased in the offering by our affiliates. The              shares of common stock owned (after giving effect to this offering) by our executive officers, directors, and affiliates, as that term is defined in the Securities Act of 1933, as amended, or the “Securities Act”, are “restricted securities” under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

In connection with this offering, we, our executive officers, our directors, the selling shareholders (including Onex) and certain existing shareholders (that together own approximately         % of our outstanding common stock, prior to giving effect to this offering), have entered into lock-up agreements that prevent the sale of shares of our common stock for 90 days after the date of this prospectus, subject to waiver by             . Onex, as well as the shareholders owning a majority of the shares (other than shares owned by Onex) that are subject to the Registration Rights Agreement (as defined below), each have the right, subject to certain conditions, to require us to register the sale of shares owned by such persons under the federal securities laws. If this right is exercised, existing holders of all shares subject to the Registration Rights Agreement will be entitled to participate in such registration. By exercising their registration rights, and selling a large number of shares, these holders could cause the prevailing market price of our common stock to decline. Approximately                 % of the shares of our common stock outstanding prior to this offering are subject to the Registration Rights Agreement. See “Shares Eligible For Future Sale” and “Certain Relationships and Related Party Transactions—Registration Rights Agreement”. In addition, shares issued or issuable upon exercise of options and vested RSUs will be eligible for sale from time to time or, if not subject to the lock-up agreements described above, will be eligible for sale immediately following exercise of such options, except that any shares held by our affiliates, as that term is defined in the Securities Act, may be sold only in compliance with limitations described in “Shares Eligible for Future Sale”.

Our employees, officers, and directors may elect to sell shares of our common stock in the public market. Sales of a substantial number of shares of our common stock in the public market after this offering could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-050

The ESOP and the JELD-WEN, Inc. KSOP, or “KSOP”, are designed as a tax-qualified retirement plans and employee stock ownership plans under the Code. Participants whose employment with us or our subsidiaries is terminated are entitled to receive distributions of accounts held under the ESOP and KSOP at specified times and in specified forms. In addition, each plan permits diversification of the Company’s common stock held in participants’ accounts at specified times. In order to fund cash distributions and diversifications, the ESOP and KSOP may sell shares of our common stock from time to time. In the years ended December 31, 2016, 2015, and 2014, the ESOP sold approximately $0, $12.1 million, and $14.8 million, respectively, of our common stock to fund required distributions. We do not expect to purchase any further shares from the ESOP or the KSOP because we expect that the ESOP and KSOP may sell shares in the open market to fund distributions and diversifications. The first diversification window under the terms of the KSOP opened 90 days after the date of our IPO, with subsequent diversification windows occurring quarterly. Diversification elections made during the first window resulted in the sale of 244,172 shares by the administrator of the KSOP in May 2017. Annual distributions under the terms of the ESOP typically occur in the second quarter and, for 2017, are expected to occur in the fourth quarter. As of             , 2017, the ESOP and KSOP owned approximately     % of our common stock.

In the future, we may issue securities to raise cash for acquisitions or otherwise. We may also acquire interests in other companies by using a combination of cash and our common stock or just our common stock. We may also issue securities convertible into our common stock. Any of these events may dilute your ownership interest in our company and have an adverse impact on the price of our common stock.

If securities or industry analysts cease publishing research or reports about us, our business, or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market, or our competitors. We do not have any control over these analysts and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding our stock, or provide more favorable relative recommendations about our competitors, our stock price could decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Because we have no current plans to pay cash dividends on our shares of common stock, shareholders must rely on appreciation of the value of our common stock for any return on their investment.

We currently anticipate that we will retain future earnings for the development, operation, and expansion of our business and have no current plans to declare or pay any cash dividends in the foreseeable future. In addition, the terms of our Credit Facilities and any future debt agreements may preclude us from paying dividends. As a result, we expect that only appreciation of the price of our common stock, if any, will provide a return to investors in this offering for the foreseeable future.

Some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our shareholders, and may prevent attempts by our shareholders to replace or remove our current management.

Provisions in our restated certificate of incorporation and our amended and restated bylaws, as well as provisions of the Delaware General Corporation Law, or the “DGCL”, could make it more difficult for a third

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-051

party to acquire us or increase the cost of acquiring us, even if doing so would benefit our shareholders, including transactions in which shareholders might otherwise receive a premium for their shares. Among other things, our restated certificate of incorporation and amended and restated bylaws:

•	divide our board of directors into three classes with staggered three-year terms;

•	limit the ability of shareholders to remove directors only “for cause”;

•	provide that our board of directors is expressly authorized to adopt, alter, or repeal our bylaws;

•	authorize the issuance of blank check preferred stock that our board of directors could issue to increase the number of outstanding shares and to discourage a takeover attempt;

•	prohibit shareholder action by written consent, which requires all shareholder actions to be taken at a meeting of our shareholders;

•	prohibit our shareholders from calling a special meeting of shareholders;

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by shareholders at shareholder meetings; and

•	require the approval of holders of at least two-thirds of the outstanding shares of common stock to amend our bylaws and certain provisions of our certificate of incorporation.

We have also opted out of Section 203 of the DGCL, which, subject to some exceptions, prohibits business combinations between a Delaware corporation and an interested shareholder, which is generally defined as a shareholder who becomes a beneficial owner of 15% or more of a Delaware corporation’s voting stock for a three-year period following the date that the shareholder became an interested shareholder. At some time in the future, we may again be governed by Section 203. Section 203 could have the effect of delaying, deferring or preventing a change in control that our shareholders might consider to be in their best interests. See “Description of Capital Stock”.

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors of your choosing and cause us to take corporate actions other than those you desire.

Our restated certificate of incorporation provides, subject to limited exceptions, that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our restated certificate of incorporation provides, unless we consent to an alternative forum, that the Court of Chancery of the State of Delaware (or, if such court does not have jurisdiction, the Superior Court of the State of Delaware, or, if such other court does not have jurisdiction, the U.S. District Court for the District of Delaware) shall be the exclusive forum for any claims, including claims on behalf of JWHI, brought by a shareholder (i) that are based upon a violation of a duty by a current or former director or officer or shareholder in such capacity or (ii) as to which the DGCL confers jurisdiction upon the Court of Chancery of the State of Delaware. This provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers, and other employees. Alternatively, if a court were to find the provision contained in our restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-052

Because we are a holding company with no operations of our own, we rely on dividends, distributions, and transfers of funds from our subsidiaries and we could be harmed if such distributions were not made in the future.

We are a holding company that conducts all of our operations through subsidiaries and the majority of our operating income is derived from our subsidiary JWI, our main operating subsidiary. Consequently, we rely on dividends or advances from our subsidiaries. We have no current plans to declare or pay dividends on our common stock for the foreseeable future; however, to the extent that we determine in the future to pay dividends on our common stock, none of our subsidiaries will be obligated to make funds available to us for the payment of dividends. The ability of such subsidiaries to pay dividends to us is subject to applicable local law and may be limited due to terms of other contractual arrangements, including our indebtedness. Such laws and restrictions would restrict our ability to continue operations. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends to holders of our common stock.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-053

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. You can generally identify forward-looking statements by our use of forward-looking terminology such as “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intend”, “may”, “might”, “plan”, “potential”, “predict”, “seek”, or “should”, or the negative thereof or other variations thereon or comparable terminology. In particular, statements about the markets in which we operate, including growth of our various markets, and our expectations, beliefs, plans, strategies, objectives, prospects, assumptions, or future events or performance contained in this prospectus under the headings “Prospectus Summary”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and “Business” are forward-looking statements.

We have based these forward-looking statements on our current expectations, assumptions, estimates, and projections. While we believe these expectations, assumptions, estimates, and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These and other important factors, including those discussed in this prospectus under the headings “Prospectus Summary”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and “Business”, and in the documents incorporated by reference herein, may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include:

•	negative trends in overall business, financial market and economic conditions, and/or activity levels in our end markets;

•	our highly competitive business environment;

•	failure to timely identify or effectively respond to consumer needs, expectations or trends;

•	failure to maintain the performance, reliability, quality, and service standards required by our customers;

•	failure to implement our strategic initiatives, including JEM;

•	acquisitions or investments in other businesses that may not be successful;

•	declines in our relationships with and/or consolidation of our key customers;

•	increases in interest rates and reduced availability of financing for the purchase of new homes and home construction and improvements;

•	fluctuations in the prices of raw materials used to manufacture our products;

•	delays or interruptions in the delivery of raw materials or finished goods;

•	seasonal business and varying revenue and profit;

•	changes in weather patterns;

•	political, economic, and other risks that arise from operating a multinational business;

•	exchange rate fluctuations;

•	disruptions in our operations;

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-054

•	manufacturing realignments and cost savings programs resulting in a decrease in short-term earnings;

•	our new Enterprise Resource Planning system that we anticipate implementing in the future proving ineffective;

•	security breaches and other cybersecurity incidents;

•	increases in labor costs, potential labor disputes, and work stoppages at our facilities;

•	changes in building codes that could increase the cost of our products or lower the demand for our windows and doors;

•	compliance costs and liabilities under environmental, health, and safety laws and regulations;

•	compliance costs with respect to legislative and regulatory proposals to restrict emission of greenhouse gasses;

•	lack of transparency, threat of fraud, public sector corruption, and other forms of criminal activity involving government officials;

•	product liability claims, product recalls, or warranty claims;

•	inability to protect our intellectual property;

•	loss of key officers or employees;

•	pension plan obligations;

•	our current level of indebtedness;

•	risks associated with the material weaknesses that have been identified;

•	the extent of Onex’ control of us; and

•	other risks and uncertainties, including those listed under “Risk Factors”.

Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements contained or incorporated by reference in this prospectus are not guarantees of future performance and our actual results of operations, financial condition, and liquidity, and the development of the industry in which we operate, may differ materially from the forward-looking statements contained or incorporated by reference in this prospectus. In addition, even if our results of operations, financial condition, and liquidity, and events in the industry in which we operate, are consistent with the forward-looking statements contained or incorporated by reference in this prospectus, they may not be predictive of results or developments in future periods.

Any forward-looking statement that we make in this prospectus or the documents incorporated by reference herein speaks only as of the date of such statement. Except as required by law, we do not undertake any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-055

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of common stock being sold in this offering. All of the shares, including from any exercise by the underwriters of their option to purchase additional shares, are being sold by the selling shareholders. See “Principal and Selling Shareholders”. All proceeds from the sale of these shares, net of underwriters’ discounts and commissions, will be received by the selling shareholders. The selling shareholders will bear the underwriters’ discounts and commissions attributable to their sale of shares, and we will bear the remaining expenses in connection with this offering, including, but not limited to, printing fees, legal expenses and accounting fees.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-056

PRICE RANGE OF OUR COMMON STOCK

Our common stock has been listed on the New York Stock Exchange under the symbol “JELD” since January 27, 2017. The following table sets forth, for the periods indicated, the high and low sale prices in dollars on the New York Stock Exchange for our common stock with respect to the periods indicated.

	High	Low
January 27, 2017 through April 1, 2017	$33.42	$24.95
For the quarter ended July 1, 2017	$34.95	$29.65
For the quarter ended September 30, 2017	$35.93	$27.61
For the quarter ending December 31, 2017 (through October 9, 2017)	$36.23	$35.14

On October 9, 2017, the last reported sale price for our common stock on the New York Stock Exchange was $35.86 per share. As of                     , 2017, there were approximately      shareholders of record of our common stock. These figures do not reflect the beneficial ownership or shares held in nominee name, nor do they include holders of any restricted stock units.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-057

DIVIDEND POLICY

In July 2015, we paid an aggregate cash dividend of approximately $84.5 million to holders of our outstanding common stock, approximately $0.4 million to holders of our outstanding Class B-1 Common Stock and approximately $335.2 million to holders of our outstanding Series A Convertible Preferred Stock. The payment to holders of our Series A Convertible Preferred Stock represented payment for (i) preferred dividends accrued from January 1, 2015 through July 31, 2015 and (ii) a dividend on an as-if-converted-to-common basis based on the original principal amount of the Series A Convertible Preferred Stock investment plus preferred dividends accrued through December 31, 2014.

In November 2016, we paid an aggregate cash dividend of approximately $73.8 million to holders of our outstanding common stock, approximately $0.9 million to holders of our outstanding Class B-1 Common Stock, and approximately $307.3 million to holders of our outstanding Series A Convertible Preferred Stock. The payment to holders of our outstanding Series A Convertible Preferred Stock represented payment for (i) preferred dividends accrued from May 31, 2016 through November 3, 2016 and (ii) a dividend on an as-if-converted-to- common basis based on the original principal amount of the Series A Convertible Preferred Stock investment plus preferred dividends accrued through May 30, 2016.

We have not declared or paid any other cash dividend on our common stock and we do not currently expect to pay any further cash dividends on our common stock for the foreseeable future. Instead, we intend to retain future earnings, if any, for the future operation and expansion of our business and the repayment of debt. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, cash requirements, financial condition, contractual restrictions, restrictions imposed by applicable laws and other factors that our board of directors may deem relevant.

The terms of our Corporate Credit Facilities were amended in July 2015 and November 2016 to permit the cash dividends described above, but the covenants of our existing or future indebtedness may limit our ability to further pay dividends and make distributions to our shareholders. Our business is conducted through our subsidiaries and dividends from, and cash generated by, our subsidiaries will be our principal sources of cash to repay indebtedness, fund operations, and pay any dividends. Accordingly, our ability to pay dividends to our shareholders is dependent on the earnings and distributions of funds from our subsidiaries (which distributions may be restricted by the terms of our Credit Facilities). See “Description of Certain Indebtedness”.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-058

CAPITALIZATION

The following table sets forth our cash and our consolidated capitalization as of July 1, 2017. You should read the data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and accompanying notes included elsewhere or incorporated by reference in this prospectus.

Actual
(dollars in this table and the footnotes below in thousands, except share and per share data)
Cash and cash equivalents	$227,663

Debt:
ABL Facility due 2019	$—
Euro Revolving Facility due 2019	835
Australia Senior Secured Credit Facility due 2019	—
Amended Term Loans due 2022	1,223,929
Other items(1)	21,068

Total debt	$1,245,832
Shareholders’ equity:
Common Stock, par value $0.01 per share; 900,000,000 shares authorized, 104,923,708 shares issued and outstanding	1,049
Preferred Stock, par value $0.01 per share; 90,000,000 shares authorized, 0 shares issued and outstanding	—
Additional paid-in capital	667,084
Retained earnings	270,480
Accumulated other comprehensive loss	(135,417)

Total shareholders’ equity (deficit)	803,196

Total capitalization	$2,049,028

(1)	Consists of other debt of $38,304 and unamortized debt costs of $(17,236).

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-059

SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents selected consolidated financial data for the periods and at the dates indicated. The selected consolidated financial data as of December 31, 2016 and 2015 and for each of the three years ended December 31, 2016 have been derived from our audited consolidated financial statements incorporated by reference in this prospectus. The selected consolidated financial data as of December 31, 2014 and 2013 and for the year ended December 31, 2013 have been derived from our audited consolidated financial statements not incorporated by reference in this prospectus. The selected consolidated financial data as of and for the year ended December 31, 2012 were derived from our unaudited consolidated financial statements not included or incorporated by reference in this prospectus. In 2014, we changed our method of accounting for inventory from the LIFO method to the FIFO method and retrospectively adjusted prior periods to apply this new method of accounting; however, the year ended December 31, 2012 was not reaudited following such adjustment. The selected consolidated financial data as of July 1, 2017 and June 25, 2016 and for each of the six months ended July 1, 2017 and June 25, 2016 have been derived from our unaudited consolidated financial statements incorporated by reference in this prospectus. The results for the six months ended June 25, 2016 and the year ended December 31, 2016 have been revised to reflect the correction of certain errors and other accumulated misstatements as described in Note 25—Revision of Prior Period Financial Statements in our unaudited consolidated financial statements for the three and six months ended July 1, 2017 incorporated by reference in this prospectus. We have prepared our unaudited consolidated financial statements on the same basis as our audited consolidated financial statements, and our unaudited consolidated financial statements include, in the opinion of management, all adjustments necessary for a fair statement of the operating results and financial condition of the Company for such periods and as of such dates. The results of operations for any interim period are not necessarily indicative of the results that may be expected for the full year. Additionally, our historical results are not necessarily indicative of the results expected for any future period. Since the year ended December 31, 2012, we have completed several acquisitions. The results of these acquired entities are included in our consolidated statements of comprehensive income (loss) for the periods subsequent to the respective acquisition date. The selected historical consolidated financial data set forth below should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Capitalization”, and our consolidated financial statements and related notes thereto included elsewhere or incorporated by reference in this prospectus.

During the second quarter of 2015, we early adopted the Financial Accounting Standards Board Accounting Standards Update No. 2015-03, Simplifying the Presentation of Debt Issuance Costs, which resulted in the reclassification of unamortized debt issuance costs in our consolidated balance sheets. See Note 1—Summary of Significant Accounting Policies in our financial statements for the year ended December 31, 2016 incorporated by reference in this prospectus. All prior periods presented have been adjusted to apply these new accounting standards and policies retrospectively. Certain prior year balances have been reclassified to conform to the current year’s presentation for the items discussed above. Such reclassifications had no material impact on net revenues, operating income (loss), net income (loss), or net cash flow provided by (used in) operating activities.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-060

	Six Months Ended		Year Ended December 31,
	July 1, 2017	June 25, 2016
			2016	2015	2014	2013	2012
	(dollars in thousands, except share and per share data)
Net revenues	$1,796,523	$1,761,155	$3,666,799	$3,381,060	$3,507,206	$3,456,539	$3,167,856
Cost of sales	1,374,814	1,390,881	2,867,210	2,715,125	2,919,864	2,946,463	2,606,562

Gross margin	421,709	370,274	799,589	665,935	587,342	510,076	561,294
Selling, general and administrative	298,543	273,054	590,657	512,126	488,477	482,088	504,766
Impairment and restructuring charges	1,756	5,100	13,847	21,342	38,388	42,004	38,836

Operating income (loss)	121,410	92,120	195,085	132,467	60,477	(14,016)	17,692
Interest expense, net	(44,439)	(35,178)	(77,590)	(60,632)	(69,289)	(71,362)	(59,534)
Other income (expense)	(5,364)	1,229	12,825	14,120	(50,521)	12,323	9,519

Income (loss) before taxes, equity earnings (loss) and discontinued operations	71,607	58,171	130,320	85,955	(59,333)	(73,055)	(32,323)
Income tax benefit (expense)	(19,955)	13,616	240,801	5,435	(18,942)	(1,142)	5,488

Income (loss) from continuing operations, net of tax	51,652	71,787	371,121	91,390	(78,275)	(74,197)	(26,835)
Equity earnings (loss) of non-consolidated entities	1,554	1,252	3,791	2,384	(447)	943	(957)
(Loss) income from discontinued operations, net of tax	—	(104)	(3,324)	(2,856)	(5,387)	(5,863)	1,293
Gain (loss) on sale of discontinued operations, net of tax	—	—	—	—	—	10,711	(241)

Net income (loss)	$53,206	$72,935	$371,588	$90,918	$(84,109)	$(68,406)	$(26,740)

Net income (loss) attributable to common shareholders
Basic	$42,744	$(5,173)	$(25,059)	$(290,500)	$(184,143)	$(157,205)	$(99,575)
Diluted	$42,744	$(5,173)	$(25,059)	$(290,500)	$(184,143)	$(157,205)	$(99,575)
Weighted average common shares outstanding
Basic	89,544,882	17,956,433	17,992,879	18,296,003	20,440,057	21,113,895	22,022,561
Diluted	93,733,650	17,956,433	17,992,879	18,296,003	20,440,057	21,113,895	22,022,561
Income (loss) per common share from continuing operations
Basic	$0.48	$(0.28)	$(1.21)	$(15.72)	$(8.75)	$(7.68)	$(4.57)
Diluted	$0.46	$(0.28)	$(1.21)	$(15.72)	$(8.75)	$(7.68)	$(4.57)
Cash dividends per common share	—	—	4.09	$4.73	—	—	—

Other financial data:
Capital expenditures	$19,829	$43,251	$79,497	$77,687	$70,846	$85,689	$91,884
Depreciation and amortization	53,052	52,049	107,995	95,196	100,026	104,650	92,337
Adjusted EBITDA(1)	206,289	173,903	393,682	310,986	229,849	153,210	183,361

Consolidated balance sheet data:
Cash and cash equivalents	$227,663	$56,417	$102,701	$113,571	$105,542	$37,666	$41,826
Working capital	561,133	372,896	362,528	326,973	316,055	234,171	99,423
Total assets	2,824,368	2,362,709	2,530,079	2,182,373	2,184,059	2,290,897	2,415,036
Total current liabilities	562,107	571,663	512,832	487,445	524,301	593,938	741,164
Total debt	1,245,832	1,258,956	1,620,035	1,260,320	806,228	667,152	670,757
Redeemable convertible preferred stock	—	481,937	150,957	481,937	817,121	817,121	745,478
Total shareholders’ equity (deficit)	803,196	(144,389)	55,999	(231,745)	(168,826)	54,444	96,411

Consolidated statement of cash flows data:
Net cash flow provided by (used in):
Operating activities	$66,151	$12,593	$201,583	$172,339	$21,788	$(49,372)	$77,850
Investing activities	(38,757)	(63,883)	(156,782)	(158,452)	(56,738)	13,939	(158,486)
Financing activities	90,609	(6,048)	(52,001)	(1,072)	105,617	34,633	64,436

(1)

In addition to our consolidated financial statements presented in accordance with GAAP, we use Adjusted EBITDA to measure our financial performance. Adjusted EBITDA is a supplemental non-GAAP financial measure of operating performance and is not based on any standardized methodology prescribed by GAAP. Adjusted EBITDA should not be considered in isolation or as an alternative to net income (loss), cash flows

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-061

from operating activities, or other measures determined in accordance with GAAP. Also, Adjusted EBITDA is not necessarily comparable to similarly-titled measures presented by other companies. Adjusted EBITDA margin is defined as Adjusted EBITDA divided by net revenues.

We define Adjusted EBITDA as net income (loss), as adjusted for the following items: income (loss) from discontinued operations, net of tax; gain (loss) on sale of discontinued operations, net of tax; equity earnings (loss) of non-consolidated entities; income tax benefit (expense); depreciation and amortization; interest expense, net; impairment and restructuring charges; gain (loss) on sale of property and equipment; share-based compensation expense; non-cash foreign exchange transaction/translation income (loss); other non-cash items; other items; and costs related to debt restructuring, debt refinancing, and the Onex Investment.

We use this non-GAAP measure in assessing our performance in addition to net income (loss) determined in accordance with GAAP. We believe Adjusted EBITDA is an important measure to be used in evaluating operating performance because it allows management and investors to better evaluate and compare our core operating results from period to period by removing the impact of our capital structure (net interest income or expense from our outstanding debt), asset base (depreciation and amortization), tax consequences, other non-operating items, and share-based compensation. Furthermore, the instruments governing our indebtedness use Adjusted EBITDA to measure our compliance with certain limitations and covenants. We reference this non-GAAP financial measure frequently in our decision making because it provides supplemental information that facilitates internal comparisons to the historical operating performance of prior periods. In addition, executive incentive compensation is based in part on Adjusted EBITDA, and we base certain of our forward-looking estimates and budgets on Adjusted EBITDA.

We also believe Adjusted EBITDA is a measure widely used by securities analysts and investors to evaluate the financial performance of our company and other companies. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Adjusted EBITDA eliminates the effect of certain items on net income and thus has certain limitations. Some of these limitations are: Adjusted EBITDA does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; Adjusted EBITDA does not reflect any income tax payments we are required to make and although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacement. Other companies may calculate Adjusted EBITDA differently, and, therefore, our Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

The following is a reconciliation of our net income (loss), the most directly comparable GAAP financial measure, to Adjusted EBITDA:

	Six Months Ended		Year Ended December 31,
	July 1, 2017	June 25, 2016	2016	2015	2014	2013	2012
	(dollars in this table and the footnotes below in thousands)

Net income (loss)	$53,206	$72,935	$371,588	$90,918	$(84,109)	$(68,406)	$(26,740)
Adjustments:
Loss (income) from discontinued operations, net of tax	—	104	3,324	2,856	5,387	5,863	(1,293)
Gain (loss) on sale of discontinued operations, net of tax	—	—	—	—	—	(10,711)	241
Equity (earnings) loss of non-consolidated entities	(1,554)	(1,252)	(3,791)	(2,384)	447	(943)	957
Income tax (benefit) expense	19,955	(13,616)	(240,801)	(5,435)	18,942	1,142	(5,488)
Depreciation and amortization	53,052	52,049	107,995	95,196	100,026	104,650	92,337
Interest expense, net(a)	44,439	35,178	77,590	60,632	69,289	71,362	59,534
Impairment and restructuring charges(b)	1,757	8,178	18,353	31,031	38,645	44,413	41,402
(Gain) loss on sale of property and equipment	(77)	(3,343)	(3,275)	(416)	(23)	(3,039)	430
Share-based compensation expense	10,783	10,617	22,464	15,620	7,968	5,665	7,485
Non-cash foreign exchange transaction/translation loss (income)	7,114	6,767	5,734	2,697	(528)	(4,114)	(1,093)
Other non-cash items(c)	(15)	3,027	2,843	1,141	2,334	(68)	2,549
Other items(d)	17,341	3,249	30,585	18,893	20,278	7,284	7,418
Costs relating to debt restructuring, debt refinancing, and the Onex Investment(e)	288	10	1,073	237	51,193	112	5,622

Adjusted EBITDA	$206,289	$173,903	$393,682	$310,986	$229,849	$153,210	$183,361

(a)	Interest expense for the six months ended July 1, 2017 includes $7,002 related to the write-off of a portion of the unamortized debt issuance costs and original issue discount associated with the Term Loan Facility.

(b)

Impairment and restructuring charges consist of (i) impairment and restructuring charges that are included in our consolidated statements of operations plus (ii) additional charges of $1, $3,078, $4,506, $9,687, $257, $2,409, and $2,565 for the six months ended July 1, 2017 and June 25, 2016 and years ended December 31, 2016, 2015, 2014, 2013, and 2012, respectively. These

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-062

additional charges are primarily comprised of non-cash changes in inventory valuation reserves, such as excess and obsolete reserves. For further explanation of impairment and restructuring charges that are included in our consolidated statements of operations, see Note 25—Impairment and Restructuring Charges of Continuing Operations in our financial statements for the year ended December 31, 2016 and Note 16—Impairment and Restructuring Charges in our financial statements for the three and six months ended July 1, 2017, each incorporated by reference in this prospectus.

(c)	Other non-cash items include, among other things, (i) charges of $0, $0, $357, $893, $2,496, $0, and $0 for the six months ended July 1, 2017 and June 25, 2016, and years ended December 31, 2016, 2015, 2014, 2013, and 2012, respectively, relating to (1) the fair value adjustment for inventory acquired as part of the acquisitions referred to in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Acquisitions” and (2) the impact of a change in how we capitalize overhead expenses in our valuation of inventory. In addition, other non-cash items include charges of $2,550 and $2,153 for the out-of-period European warranty liability adjustment for the six months ended June 25, 2016 and the year ended December 31, 2016, respectively, and $6,045 in the year ended December 31, 2012 relating to reserve amounts for service-based employee bonuses for periods prior to 2012, which are partially offset by a $3,560 gain related to the bargain purchase treatment of our CMI acquisition.

(d)	Other items include: (i) in the six months ended July 1, 2017, (1) $15,762 in legal costs, (2) $(2,247) gain on settlement of contract escrow, (3) $1,026 in May 2017 Secondary Offering costs, (4) $811 in legal entity consolidation costs, (5) $643 in facility shut down costs, and (6) $348 in IPO costs; (ii) in the six months ended June 25, 2016, (1) $1,033 in acquisition costs, (2) $351 of professional fees related to IPO process, (3) $330 in Dooria plant closure costs, (4) $251 related to a legal settlement accrual for CMI, (5) $237 of tax consulting costs in Europe, and (6) $216 of non-recurring audit fees; (iii) in the year ended December 31, 2016, (1) $20,695 payment to holders of vested options and restricted shares in connection with the November 2016 dividend, (2) $3,721 of professional fees related to the IPO of our common stock, (3) $1,626 of acquisition costs, (4) $584 in legal costs associated with disposition of non-core properties, (5) $507 of dividend payout related costs, (6) $500 of recruitment costs related to the recruitment of executive management employees, (7) $450 in legal costs, (8) $346 in Dooria plant closure costs, and (9) $265 related to a legal settlement accrual for CMI; (iv) in the year ended December 31, 2015, (1) $11,446 payment to holders of vested options and restricted shares in connection with the July 2015 dividend described in “Dividend Policy”, (2) $5,510 related to a UK legal settlement, (3) $1,825 in acquisition costs, (4) $1,833 of recruitment costs related to the recruitment of executive management employees, and (5) $1,082 of legal costs related to non-core property disposal, partially offset by (6) $5,678 of realized gain on foreign exchange hedges related to an intercompany loan; (v) in the year ended December 31, 2014, (1) $5,000 legal settlement related to our ESOP plan, (2) $3,657 of legal costs associated with noncore property disposal, (3) $3,443 production ramp-down costs, (4) $2,769 of consulting fees in Europe, and (5) $1,250 of costs related to a prior acquisition; (vi) in the year ended December 31, 2013, (1) $2,869 of cash costs related to the delayed opening of our new Louisiana facility, (2) $774 of legal costs associated with non-core property disposal, (3) $582 related to the closure of our Marion, North Carolina facility, and (4) $458 of acquisition-related costs; and (vii) in the year ended December 31, 2012, (1) $3,621 in acquisition costs, (2) $1,252 of cash costs related to non-restructuring severance of a former executive, and (3) $1,247 of cash costs related to the delayed opening of our new Louisiana facility.

(e)	Included in the year ended December 31, 2014 is a loss on debt extinguishment of $51,036 associated with the refinancing of our 12.25% secured notes. Included in the year ended December 31, 2012 is $5,277 of fees incurred with SOX implementation.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-063

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled “Selected Consolidated Financial Data” and our consolidated financial statements and related notes incorporated by reference in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from such forward-looking statements. Factors that could cause or contribute to those differences include, but are not limited to, those identified below and those discussed above in the section titled “Risk Factors” included elsewhere in this prospectus.

Overview and Background

We are one of the world’s largest door and window manufacturers, and we hold the #1 position by net revenues in the majority of the countries and markets we serve. We design, produce, and distribute an extensive range of interior and exterior doors, wood, vinyl, and aluminum windows, and related products for use in the new construction and repair and remodeling of residential homes and, to a lesser extent, non-residential buildings.

We operate 117 manufacturing facilities in 19 countries, located primarily in North America, Europe, and Australia. For many product lines, our manufacturing processes are vertically integrated, enhancing our range of capabilities, our ability to innovate, and our quality control as well as providing supply chain, transportation, and working capital savings.

Business Segments

Our business is organized in geographic regions to ensure integration across operations serving common end markets and customers. We have three reportable segments: North America (which includes limited activity in Chile and Peru), Europe, and Australasia. In the year ended December 31, 2016, our North America operations accounted for 59% of net revenues ($2,149 million), our Europe operations accounted for 27% of net revenues ($1,009 million), and our Australasia operations accounted for 14% of net revenues ($509 million). In the year ended December 31, 2015, our North America operations accounted for 60% of net revenues ($2,016 million), our Europe operations accounted for 29% of net revenues ($996 million), and our Australasia operations accounted for 11% of net revenues ($369 million). Financial information related to our business segments and geographic locations can be found in Note 20—Segment Information in our financial statements for the year ended December 31, 2016 incorporated by reference in this prospectus.

Acquisitions

In October 2012, we acquired CraftMaster Manufacturing Inc., or “CMI”, headquartered in Towanda, Pennsylvania. CMI is a manufacturer and marketer of doors, door facings and exterior composite trim and is now part of our North America segment. The acquisition of CMI expanded our molded door production capacity and product offering in our North America segment.

In August 2015, we acquired Dooria AS, or “Dooria”, headquartered in Oslo, Norway. Dooria offers a complete range of doors, including interior, exterior, and specialty rated doors, in a wide variety of styles and is known for its high quality and innovative door designs and options. Dooria is now part of our Europe segment. The acquisition of Dooria expanded our production capabilities and product offering in the Scandinavia region.

In August 2015, we acquired Aneeta Window Systems Pty. Ltd., or “Aneeta”, headquartered in Melbourne, Australia. Aneeta is an industry leading manufacturer and supplier of sashless windows in Australia and is now

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-064

part of our Australasia segment. The acquisition of Aneeta expanded our product portfolio to include innovative window system offerings to customers in Australia as well as North America.

In September 2015, we acquired Karona, Inc., or “Karona”, headquartered in Caledonia, Michigan. Karona offers a complete range of specialty stile and rail doors, including interior, exterior, and fire rated doors for both the residential and non-residential markets, and is known for its high quality and technical capabilities. Karona is now part of our North America segment. The acquisition of Karona fit our strategy to expand our capabilities and product offering in the North American specialty stile and rail market.

In October 2015, we acquired certain assets and liabilities of LaCantina Doors, Inc., or “LaCantina”, headquartered in Oceanside, California. LaCantina is a manufacturer of folding and multislide door systems and is now part of our North America segment. The acquisition of LaCantina improved our position in the popular and growing market for wall systems by giving us additional resources, capacity, and a leading brand in this growing segment of the market.

In February 2016, we acquired Trend Windows & Doors Pty. Ltd., or “Trend”, headquartered in Sydney, Australia. Trend is a leading manufacturer of doors and windows in Australia and is now part of our Australasia segment. The acquisition of Trend strengthened our market position in the Australian window market and expanded our product portfolio with new and innovative window designs.

In August 2016, we acquired the shares of Arcpac Building Products Limited, which includes its primary operating subsidiary Breezway Australia Pty Limited, or “Breezway”, headquartered in Brisbane, Australia. Breezway is a manufacturer of louver window systems for the residential and commercial window markets. Breezway’s primary sales market is Australia and it also maintains a presence in Malaysia and Hawaii. The acquisition of Breezway is expected to strengthen our position in the Australian window market and expand our product portfolio with new and innovative window designs as well as other complementary products.

In June 2017, we acquired Mattiovi Oy, or “Mattiovi”, headquartered in Finland. Mattiovi is a leading manufacturer of interior doors and door frames in Finland and will become part of our Europe segment. The acquisition enhances our market position in the Nordic region, increases our product offering, and also provides us with additional door frame capacity to support growth in the region.

In August 2017, we acquired Milliken Millwork, Inc., or “MMI Door”, headquartered in Sterling Heights, Michigan. MMI Door is a leading provider of doors and related value-added services in the Midwest region of the United States and will become part of our North America segment. The acquisition complements our North America door business and allows us to improve service offerings and lead times to our channel partners.

In August 2017, we also acquired the Kolder Group, or “Kolder”, headquartered in Smithfield, Australia. Kolder is a leading Australian provider of shower enclosures, closet systems, and related building products, with leading positions in both the commercial and residential markets. Kolder will become part of our Australasia segment. The acquisition significantly enhances our existing Australian capabilities in glass shower enclosures and built-in closet systems, and supports our strategy to build leadership positions in attractive markets.

We paid an aggregate of approximately $296 million in cash (net of cash acquired) for the nine businesses we acquired in 2015, 2016, and 2017.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-065

Factors and Trends Affecting Our Business

Drivers of Net Revenues

The key components of our net revenues include core net revenues (which we define to include the impact of pricing and volume/mix, as discussed further under the heading, “Product Pricing and Volume/Mix” below), contribution from acquisitions made within the prior twelve months, and the impact of foreign exchange. Since the year ended December 31, 2014, our core net revenue growth was consistently positive with period over period increases of 3% in each of the three years ended December 31, 2016, December 31, 2015 and December 31, 2014 and 2% in the six months ended July 1, 2017. During these same periods, the impact of our core growth on our net revenues was partially offset by the relative and fluctuating currency values in the geographies in which we operate, which we refer to as the impact of foreign exchange. Since the year ended December 31, 2013, the individual components driving our core net revenues growth have shifted from growth based largely on increased pricing, to more balanced growth in both pricing and volume/mix. As described below, beginning late in 2013 we changed several aspects of our pricing strategy, which resulted in meaningful pricing benefits in the years ended the year ended December 31, 2014 and 2015. During 2016, pricing moderated to a more normalized level of 2%. In the six months ended July 1, 2017 compared to the six months ended June 25, 2016, our core growth in net revenues was 2%, comprised primarily of an increase in pricing. Throughout this “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, percentage changes in pricing are based on management schedules and are not derived directly from our accounting records.

Product Demand

General business, financial market, and economic conditions globally and in the regions where we operate influence overall demand in our end markets and for our products. In particular, the following factors may have a direct impact on demand for our products in the countries and regions where our products are marketed and sold:

•	the strength of the economy;

•	employment rates and consumer confidence and spending rates;

•	the availability and cost of credit;

•	the amount and type of residential and non-residential construction;

•	housing sales and home values;

•	the age of existing home stock, home vacancy rates, and foreclosures;

•	interest rate fluctuations for our customers and consumers;

•	increases in the cost of raw materials or any shortage in supplies or labor;

•	the effects of governmental regulation and initiatives to manage economic conditions;

•	geographical shifts in population and other changes in demographics; and

•	changes in weather patterns.

In addition, we seek to drive demand for our products through the implementation of various strategies and initiatives. We believe we can enhance demand for our new and existing products by:

•	innovating and developing new products and technologies;

•	investing in branding and marketing strategies, including marketing campaigns in both print and social media, as well as our investments in new training centers and mobile training facilities; and

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-066

•	implementing channel initiatives to enhance our relationships with key customers, including implementing the True BLU dealer management program in North America.

Product Pricing and Volume/Mix

The price and mix of products that we sell are important drivers of our net revenues and net income. Under the heading “—Results of Operations” references to (i) “pricing” refer to the impact of price increases or decreases, as applicable, for particular products between periods and (ii) “volume/mix” refer to the combined impact of both the number of products we sell in a particular period and the types of products sold, in each case, on net revenues and net income. While we operate in a competitive market, pricing discipline is an important element of our strategy to achieve profitable growth through improved margins. Our strategies also include incentivizing our channel partners to sell our higher margin products and a renewed focus on innovation and the development of new technologies, which we believe will increase our sales volumes and the overall profitability of our product mix.

Changes in pricing trends for our products can have a material impact on our operations. During and immediately after the global financial crisis, our net revenues were negatively impacted by decreased demand and an increasingly competitive environment, resulting in unfavorable pricing trends, particularly in the North American door market. Furthermore, prior to our new senior executive team joining the Company, we often pursued a strategy in North America of pricing our products on an incremental contribution margin basis in an effort to grow volumes and generate operating leverage, which often led to competing on price and an inadequate return on our invested capital. In early 2014, our new management team began to strategically change our pricing strategy in several key areas. First, we focused on making strategic pricing decisions based on analysis of customer and product level profitability to restore profitability to underperforming lines of business. Second, we increased our emphasis on pricing optimization. As a result, our operations during 2014 and 2015 benefited from improved pricing, particularly in North America, where pricing returned to close to pre-crisis levels in some product lines across some market channels. Going forward, if the housing market continues to grow and economic factors remain positive, we believe that we will continue to benefit from a positive pricing environment. However, we do not believe the future benefits will be as significant as the pricing improvements we experienced during the 2013 to 2015 period.

Cost Reduction Initiatives

Prior to the ongoing operational transformation being executed by our new senior executive team, our operations were managed in a decentralized manner with varying degrees of emphasis on cost efficiency and limited focus on continuous improvement or strategic sourcing. Our new management team has a proven track record of implementing operational excellence programs at some of the world’s leading industrial manufacturing businesses, and we believe the same successes can be realized at JELD-WEN. Key areas of focus of our operational excellence program include:

•	reducing labor, overtime, and waste costs by optimizing manufacturing processes;

•	reducing or minimizing increases in material costs through strategic global sourcing and value-added re-engineering of components, in part by leveraging our significant spend and the global nature of our purchases; and

•	reducing warranty costs by improving quality.

We are in the early stages of implementing our strategic initiatives, including JEM, to develop the culture and processes of operational excellence and continuous improvement. These cost reduction initiatives, as well as plant closures and consolidations, headcount reductions, and various initiatives aimed at lowering production and overhead costs, may not produce the intended results within the intended timeframe.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-067

Raw Material Costs

Commodities such as vinyl extrusions, glass, aluminum, wood, steel, plastics, fiberglass, and other composites are major components in the production of our products. Changes in the underlying prices of these commodities have a direct impact on the cost of products sold. While we attempt to pass on a substantial portion of such cost increases to our customers, we may not be successful in doing so. In addition, our results of operations for individual quarters may be negatively impacted by a delay between the time of raw material cost increases and a corresponding price increase. Conversely, our results of operations for individual quarters may be positively impacted by a delay between the time of a raw material price decrease and a corresponding competitive pricing decrease.

Working Capital and Seasonality

Working capital, which is defined as accounts receivable plus inventory less accounts payable, fluctuates throughout the year and is affected by seasonality of sales of our products and of customer payment patterns. The peak season for home construction and remodeling in our North America and Europe segments, which represent the substantial majority of our revenues, generally corresponds with the second and third calendar quarters, and therefore our sales volume is usually higher during those quarters. Typically, working capital increases at the end of the first quarter and beginning of the second quarter in conjunction with, and in preparation for, our peak season, and working capital decreases starting in the third quarter as inventory levels and accounts receivable decline. Inventories fluctuate for some raw materials with long delivery lead times, such as steel, as we work through prior shipments and take delivery of new orders.

Foreign Currency Exchange Rates

We report our consolidated financial results in U.S. dollars. Due to our international operations, the weakening or strengthening of foreign currencies against the U.S. dollar can affect our reported operating results and our cash flows as we translate our foreign subsidiaries’ financial statements from their reporting currencies into U.S. dollars. In the year ended December 31, 2016 compared to the year ended December 31, 2015, the appreciation of the U.S. dollar relative to the reporting currencies of our foreign subsidiaries resulted in lower reported results in such foreign reporting entities. In particular, the exchange rates used to translate our foreign subsidiaries’ financial results for the year ended December 31, 2016 compared to the year ended December 31, 2015 reflected, on average, the U.S. dollar strengthening against the Euro, Australian dollar, and Canadian dollar by less than 1%, 1%, and 4%, respectively. See “Risk Factors—Risks Relating to Our Business and Industry—Exchange rate fluctuations may impact our business, financial condition, and results of operations” and “—Quantitative and Qualitative Disclosures About Market Risk—Exchange Rate Risk”.

Public Company Costs

As a result of our IPO, we will incur additional legal, accounting, board compensation, and other expenses that we did not previously incur, including costs associated with SEC, reporting and corporate governance requirements. These requirements include compliance with the Sarbanes-Oxley Act of 2002, as amended, as well as other rules implemented by the SEC and the national securities exchanges. Our financial statements following our IPO reflect the impact of these expenses.

Borrowings and Refinancings

Amounts outstanding under our prior credit facilities and 12.25% senior secured notes were repaid in October 2014. At such time, we entered into the Corporate Credit Facilities, which bear interest at substantially

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-068

lower rates than the refinanced debt. In July 2015 and November 2016, we borrowed an additional $480 million and $375 million, respectively, under the Corporate Credit Facilities primarily to fund distributions to our shareholders. On February 6, 2017, we repaid $375 million under our Corporate Credit Facilities. On March 7, 2017, we further amended the Term Loan Facility to reduce the interest rate applicable to all outstanding terms loans. Accordingly, our results have been and will be impacted by substantial changes in our net interest expense throughout the periods presented and in the future. See “—Liquidity and Capital Resources” below.

Components of our Operating Results

Net Revenues

Our net revenues are a function of sales volumes and selling prices, each of which is a function of product mix, and consist primarily of:

•	sales of a wide variety of interior and exterior doors, including patio doors, for use in residential and non-residential applications, with and without frames, to a broad group of wholesale and retail customers in all of our geographic markets;

•	sales of a wide variety of windows for both residential and certain non-residential uses, to a broad group of wholesale and retail customers primarily in North America, Australia, and the U.K.; and

•	other sales, including sales of moldings, trim board, cut-stock, glass, stairs, hardware and locks, door skins, shower enclosures, wardrobes, window screens, and miscellaneous installation and other services revenue.

Net revenues do not include internal transfers of products between our component manufacturing, product manufacturing and assembly, and distribution facilities.

Cost of Sales

Cost of sales consists primarily of material costs, direct labor and benefit costs, including payroll taxes, repair and maintenance, depreciation, utility, rent and warranty expenses, outbound freight, and insurance and benefits, supervision and tax expenses. Detail for each of these items is provided below.

•	Material Costs. The single largest component of cost of sales is material costs, which include raw materials, components and finished goods purchased for use in manufacturing our products or for resale. Our most significant material costs include glass, wood, wood components, doors, door facings, door parts, hardware, vinyl extrusions, steel, fiberglass, packaging materials, adhesives, resins and other chemicals, core material, and aluminum extrusions. The cost of each of these items is impacted by global supply and demand trends, both within and outside our industry, as well as commodity price fluctuations, conversion costs, energy costs, and transportation costs. See “—Quantitative and Qualitative Disclosures About Market Risk—Raw Materials Risk”.

•	Direct Labor and Benefit Costs. Direct labor and benefit costs reflect a combination of production hours, average headcount, general wage levels, payroll taxes, and benefits provided to employees. Direct labor and benefit costs include wages, overtime, payroll taxes, and benefits paid to hourly employees at our facilities that are involved in the production and/or distribution of our products. These costs are generally managed by each facility and headcount is adjusted according to overall and seasonal production demand. We run multi-shift operations in many of our facilities to maximize return on assets and utilization. Direct labor and benefit costs fluctuate with headcount, but generally tend to increase with inflation due to increases in wages and health benefit costs.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-069

•	Repair and Maintenance, Depreciation, Utility, Rent, and Warranty Expenses.

•	Repairs and maintenance costs consist of equipment and facility maintenance expenses, purchases of maintenance supplies, and the labor costs involved in performing maintenance on our equipment and facilities.

•	Depreciation includes depreciation expense associated with our production assets and plants.

•	Rent is predominantly comprised of lease costs for facilities we do not own as well as vehicle fleet and equipment lease costs. Facility leases are typically multi-year and may include increases tied to certain measures of inflation.

•	Warranty expenses represent all costs related to servicing warranty claims and product issues and are mostly related to our window products sold in the U.S. and Canada.

•	Outbound Freight. Outbound freight includes payments to third-party carriers for shipments of orders to our customers, as well as driver, vehicle, and fuel expenses when we deliver orders to customers. The majority of our products are shipped by third-party carriers.

•	Insurance and Benefits, Supervision, and Tax Expenses.

•	Insurance and benefit costs are the expenses relating to our insurance programs, health benefits, retirement benefit programs (including the pension plan), and other benefits that are not included in direct labor and benefits costs.

•	Supervision costs are the wages and bonus expenses related to plant managers. Both insurance and benefits and supervision expenses tend to be influenced by headcount and wage levels.

•	Tax costs are mostly payroll taxes for employees not included in direct labor and benefit costs, and property taxes. Tax expenses are impacted by changes in tax rates, headcount and wage levels, and the number and value of properties owned.

In addition, an appropriate portion of each of the insurance and benefits, supervision and tax expenses are allocated to selling, general, and administrative expenses.

Selling, general, and administrative expenses

Selling, general, and administrative expenses, or “SG&A”, consist primarily of research and development, sales and marketing, and general and administrative expenses.

Research and Development. Research and development expenses consist primarily of personnel expenses related to research and development, consulting and contractor expenses, tooling and prototype materials, and overhead costs allocated to such expenses. Substantially all of our research and development expenses are related to developing new products and services and improving our existing products and services. To date, research and development expenses have been expensed as incurred, because the period between achieving technological feasibility and the release of products and services for sale has been short and development costs qualifying for capitalization have been insignificant.

We expect our research and development expenses to increase in absolute dollars as we continue to make significant investments in developing new products and enhancing existing products.

Sales and Marketing. Sales and marketing expenses consist primarily of advertising and marketing promotions of our products and services and related personnel expenses, as well as sales incentives, trade show

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-070

and event costs, sponsorship costs, consulting and contractor expenses, travel, display expenses, and related amortization. Sales and marketing expenses are generally variable expenses and not fixed expenses. We expect our sales and marketing expenses to increase in absolute dollars as we continue to actively promote our products and services.

General and Administrative. General and administrative expenses consist of personnel expenses for our finance, legal, human resources, and administrative personnel, as well as the costs of professional services, any allocated overhead, information technology, amortization of intangible assets acquired, and other administrative expenses. We expect our general and administrative expenses to increase in absolute dollars due to the anticipated growth of our business and related infrastructure as well as legal, accounting, insurance, investor relations, and other costs associated with becoming a public company.

Impairment and Restructuring Costs

Impairment and restructuring costs consist primarily of all salary-related severance benefits that are accrued and expensed when a restructuring plan has been put into place, the plan has received approval from the appropriate level of management and the benefit is probable and reasonably estimable. In addition to salary-related costs, we incur other restructuring costs when facilities are closed or capacity is realigned within the organization. Upon termination of an employment or commercial contract we record liabilities and expenses pursuant to the terms of the relevant agreement. For non-contractual restructuring activities, liabilities and expenses are measured and recorded at fair value in the period in which they are incurred.

Interest Expense, Net

Interest expense, net relates primarily to interest payments on our then-outstanding credit facilities (and debt securities in 2014). Debt issuance costs related to our indebtedness are included as an offset to long-term debt in the accompanying consolidated balance sheets and are amortized to interest expense over the life of the applicable facility using the effective interest method. See Note 17—Long-Term Debt in our financial statements for the year ended December 31, 2016 and Note 9—Notes Payable and Long-Term Debt in our financial statements for the three and six months ended July 1, 2017, each incorporated by reference in this prospectus.

Other Income (Expense), Net

Other income (expense), net includes profit and losses related to various miscellaneous non-operating expenses.

Income Taxes

Income taxes are recorded using the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities due to a change in tax rates is recognized in income in the period that includes the date of enactment. We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. We record interest related to unrecognized tax benefits in income tax expense. As of December 31, 2016, our federal, state, and foreign NOL carryforwards were $1,566.1 million in the aggregate and $6.0 million of such NOL carryforwards do not expire. See Note 19—Income Taxes in our financial statements for the year ended December 31, 2016 incorporated by reference in this prospectus.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-071

Results of Operations

The tables in this section summarize key components of our results of operations for the periods indicated, both in U.S. dollars and as a percentage of our net revenues. All percentages presented in this section have been rounded to the nearest whole number. Accordingly, totals may not equal the sum of the line items in the tables below. The results for the six months ended June 25, 2016 and the year ended December 31, 2016 have been revised to reflect the correction of certain errors and other accumulated misstatements as described in Note 25—Revision of Prior Period Financial Statements in our financial statements for the three and six months ended July 1, 2017 incorporated by reference in this prospectus.

	Six Months Ended		Year Ended December 31,
	July 1, 2017	June 25, 2016	2016	2015	2014
	(dollars in thousands)

Net revenues	$1,796,523	$1,761,155	$3,666,799	$3,381,060	$3,507,206
Cost of sales	1,374,814	1,390,881	2,867,210	2,715,125	2,919,864

Gross margin	421,709	370,274	799,589	665,935	587,342
Selling, general and administrative	298,543	273,054	590,657	512,126	488,477
Impairment and restructuring charges	1,756	5,100	13,847	21,342	38,388

Operating income	121,410	92,120	195,085	132,467	60,477
Interest expense, net	(44,439)	(35,178)	(77,590)	(60,632)	(69,289)
Loss on extinguishment of debt	—	—	—	—	(51,036)
Other income (expense)	(5,364)	1,229	12,825	14,120	515

Income (loss) before taxes, equity earnings (loss) and discontinued operations	71,607	58,171	130,320	85,955	(59,333)
Income tax (expense) benefit	(19,955)	13,616	240,801	5,435	(18,942)

Income (loss) from continuing operations, net of tax	51,652	71,787	371,121	91,390	(78,275)
Gain (loss) from discontinued operations, net of tax	—	(104)	(3,324)	(2,856)	(5,387)
Equity earnings (loss) of non-consolidated entities	1,554	1,252	3,791	2,384	(447)

Net income (loss)	$53,206	$72,935	$371,588	$90,918	$(84,109)

Other financial data:
Adjusted EBITDA(1)	$206,289	$173,903	$393,682	$310,986	$229,849
Adjusted EBITDA margin(1)	11.5%	9.9%	10.7%	9.2%	6.6%

(1)	Adjusted EBITDA is a financial measure that is not calculated in accordance with GAAP. For a discussion of our presentation of Adjusted EBITDA, see footnote 1 to the table under the heading “Selected Consolidated Financial Data”. Adjusted EBITDA margin is defined as Adjusted EBITDA divided by net revenues.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-072

Comparison of the Six Months Ended July 1, 2017 to the Six Months Ended June 25, 2016

	Six Months Ended
	July 1, 2017		June 25, 2016
	(dollars in thousands)
		% of Net Revenues		% of Net Revenues	% Variance
Net revenues	$1,796,523	100.0%	$1,761,155	100.0%	2.0%
Cost of sales	1,374,814	76.5%	1,390,881	79.0%	-1.2%

Gross margin	421,709	23.5%	370,274	21.0%	13.9%
Selling, general and administrative	298,543	16.6%	273,054	15.5%	9.3%
Impairment and restructuring charges	1,756	0.1%	5,100	0.3%	-65.6%

Operating income	121,410	6.8%	92,120	5.2%	31.8%
Interest expense, net	(44,439)	-2.5%	(35,178)	-2.0%	26.3%
Other income (expense)	(5,364)	-0.3%	1,229	0.1%	-536.5%

Income before taxes, equity earnings and discontinued operations	71,607	4.0%	58,171	3.3%	23.1%
Income tax (expense) benefit	(19,955)	-1.1%	13,616	0.8%	-246.6%

Income from continuing operations, net of tax	51,652	2.9%	71,787	4.1%	-28.0%
Loss from discontinued operations, net of tax	—	0%	(104)	0%	-100.0%
Equity earnings of non-consolidated entities	1,554	0.1%	1,252	0.1%	24.1%

Net income	$53,206	3.0%	$72,935	4.1%	-27.1%

Other financial data:
Adjusted EBITDA(1)	$206,289	11.5%	$173,903	9.9%	18.6%

(1)	Adjusted EBITDA is a financial measure that is not calculated in accordance with GAAP. For a discussion of our presentation of Adjusted EBITDA, see footnote 1 to the table under the heading “Summary Consolidated Financial Data”.

Consolidated Results

Net Revenues—Net revenues increased $35.4 million, or 2.0%, to $1,796.5 million in the six months ended July 1, 2017 from $1,761.2 million in the six months ended June 25, 2016. The increase in net revenues was primarily due to an increase in core revenues of 2% and a 1% increase associated with the recent acquisitions in our Australasia segment. The increase in core revenues was primarily the result of increased shipping days in the current year period compared to the prior year period as well as increased pricing, partially offset by a 1% unfavorable foreign exchange impact.

Gross Margin—Gross margin increased $51.4 million, or 13.9%, to $421.7 million in the six months ended July 1, 2017 from $370.3 million in the six months ended June 25, 2016. Gross margin as a percentage of net revenues was 23.5% in the six months ended July 1, 2017 and 21.0% in the six months ended June 25, 2016. The increase in gross margin and gross margin percentage was due to favorable pricing, cost savings initiatives and contribution from recent acquisitions, partially offset by an unfavorable foreign exchange impact due to the weakening of the U.S. dollar.

SG&A Expense—SG&A expense increased $25.5 million, or 9.3%, to $298.5 million in the six months ended July 1, 2017 from $273.1 million in the six months ended June 25, 2016. SG&A expense as a percentage of net revenues was 16.6% for the six months ended July 1, 2017 and 15.5% for the six months ended June 25, 2016. The increase in SG&A expense and SG&A expense percentage was primarily due to legal costs of approximately $15.8 million as well as increased professional fees related to our IPO and the May 2017 Secondary Offering, SG&A expense associated with our recent acquisitions, and increased wages including stock compensation partially offset by favorable foreign exchange impact.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-073

Impairment and Restructuring Charges—Impairment and restructuring charges decreased $3.3 million, or 65.6%, to $1.8 million in the six months ended July 1, 2017 from $5.1 million in the six months ended June 25, 2016. The charges in the six months ended July 1, 2017 consisted primarily of ongoing restructuring costs in our Europe segment. The charges for the six months ended June 25, 2016 consisted primarily of ongoing personnel restructuring in our Europe and North America segment.

Interest Expense, Net—Interest expense, net increased $9.3 million, or 26.3%, to $44.4 million in the six months ended July 1, 2017 from $35.2 million in the six months ended June 25, 2016. The increase was primarily due to interest expense resulting from the write-off of a portion of the unamortized debt issuance costs and original issue discount totaling approximately $7.0 million in connection with the repayment of $375 million of incremental term loans with proceeds from our IPO. In addition, interest expense increased due to higher long-term debt levels for the first month of the period as a result of incremental borrowing of $375 million under our Term Loan Facility, partially offset by lower applicable margins resulting from the 2017 term loan amendment, which became effective in March 2017.

Income Taxes—Income tax expense in the six months ended July 1, 2017 was $20.0 million, compared to a $13.6 million benefit in the six months ended June 25, 2016. The effective tax rate in the six months ended July 1, 2017 was 27.9% compared to an effective tax rate of (23.4)% in the six months ended June 25, 2016. The prior year tax benefit of $13.6 million was due primarily to the net release of our valuation allowance of $22.8 million.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-074

Segment Results

	Six Months Ended
	July 1, 2017	June 25, 2016
	(dollars in thousands)		% Variance
Net revenues from external customers
North America	$1,035,782	$1,027,660	0.8%
Europe	501,211	505,324	-0.8%
Australasia	259,530	228,171	13.7%

Total Consolidated	$1,796,523	$1,761,155	2.0%

Percentage of total consolidated net revenues
North America	57.7%	58.4%
Europe	27.9%	28.7%
Australasia	14.4%	13.0%

Total Consolidated	100.0%	100.0%

Adjusted EBITDA(1)
North America	$130,008	$107,485	21.0%
Europe	64,270	58,986	9.0%
Australasia	30,584	23,158	32.1%
Corporate and unallocated costs	(18,573)	(15,726)	18.1%

Total Consolidated	$206,289	$173,903	18.6%

Adjusted EBITDA as a percentage of segment net revenues
North America	12.6%	10.5%
Europe	12.8%	11.7%
Australasia	11.8%	10.1%
Total Consolidated	11.5%	9.9%

(1)	Adjusted EBITDA is a financial measure that is not calculated in accordance with GAAP. For a discussion of our presentation of Adjusted EBITDA, see Note 11—Segment Information in our financial statements for the three and six months ended July 1, 2017 incorporated by reference in this prospectus.

North America

Net revenues in North America increased $8.1 million, or 0.8%, to $1,035.8 million in the six months ended July 1, 2017 from $1,027.7 million in the six months ended June 25, 2016. The increase in net revenues was primarily due to an increase in core net revenues of 1% comprised of increases in pricing of 2%, offset by a decrease in volume/mix of 1%. The decrease in volume/mix was primarily driven by activity in our retail channel, including the impact of the previously announced business line rationalization in Florida, partially offset by an increase in volume due to additional shipping days in the first quarter of 2017.

Adjusted EBITDA in North America increased $22.5 million, or 21.0%, to $130.0 million in the six months ended July 1, 2017 from $107.5 million in the six months ended June 25, 2016. The increase in Adjusted EBITDA was primarily due to pricing and cost saving initiatives compared to the same period in the prior year.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-075

Europe

Net revenues in Europe decreased $4.1 million, or 0.8%, to $501.2 million in the six months ended July 1, 2017 from $505.3 million in the six months ended June 25, 2016. The decrease in net revenues was primarily due to an unfavorable foreign exchange impact of 5%, partially offset by an increase in core net revenues of 4% which was comprised of an increase in volume/mix of approximately 3%, and an increase in pricing of approximately 1%. The increase in volume was primarily due to additional shipping days in the first quarter of 2017.

Adjusted EBITDA in Europe increased $5.3 million, or 9.0%, to $64.3 million in the six months ended July 1, 2017 from $59.0 million in the six months ended June 25, 2016. The increase in Adjusted EBITDA was primarily due to the additional shipping days in the first quarter of 2017, an increase in pricing, and our cost saving initiatives.

Australasia

Net revenues in Australasia increased $31.4 million, or 13.7%, to $259.5 million in the six months ended July 1, 2017 from $228.2 million in the six months ended June 25, 2016. The increase in net revenues was primarily due to the acquisitions of Trend and Breezway which provided a 8% increase in net revenues. Core net revenues increased 3%, comprised primarily of an increase in volume/mix of 2% and an increase in pricing of 1%. The increase in volume was due to additional shipping days in the first quarter of 2017 and pricing. Foreign exchange rates had an additional favorable impact of 3%.

Adjusted EBITDA in Australasia increased $7.4 million, or 32.1%, to $30.6 million in the six months ended July 1, 2017 from $23.2 million in the six months ended June 25, 2016. The increase in Adjusted EBITDA was primarily due to the acquisitions of Trend and Breezway as well as the additional shipping days in the first quarter of 2017, our pricing initiatives, and favorable foreign exchange impact.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-076

Comparison of the Year Ended December 31, 2016 to the Year Ended December 31, 2015

Consolidated Results

	Year Ended December 31,
	2016		2015
	(dollars in thousands)

		% of Net Revenues		% of Net Revenues	% Variance
Net revenues	$3,666,799	100.0%	$3,381,060	100.0%	8.5%
Cost of sales	2,867,210	78.2%	2,715,125	80.3%	5.6%

Gross margin	799,589	21.8%	665,935	19.7%	20.1%
Selling, general and administrative	590,657	16.1%	512,126	15.1%	15.1%
Impairment and restructuring charges	13,847	0.4%	21,342	0.6%	-35.1%

Operating income	195,085	5.3%	132,467	3.9%	48.5%
Interest expense, net	(77,590)	2.1%	(60,632)	1.8%	28.0%
Other income	12,825	0.3%	14,120	0%	-9.2%

Income before taxes, equity earnings and discontinued operations	130,320	3.6%	85,955	2.5%	53.5%
Income tax benefit	240,801	6.6%	5,435	0.2%	NM

Income from continuing operations, net of tax	371,121	10.2%	91,390	2.7%	NM
Loss from discontinued operations, net of tax	(3,324)	0.1%	(2,856)	0.1%	16.4%
Equity earnings of non-consolidated entities	3,791	0.1%	2,384	0.1%	36.9%

Net income	$371,588	10.2%	$90,918	2.7%	NM

Other financial data:
Adjusted EBITDA(1)	$393,682	10.7%	$310,986	9.2%	26.7%

(1)	Adjusted EBITDA is a financial measure that is not calculated in accordance with GAAP. For a discussion of our presentation of Adjusted EBITDA, see footnote 1 to the table under the heading “Selected Consolidated Financial Data”.

Net Revenues—Net revenues increased $285.7 million, or 8.5%, to $3,666.8 million in the year ended December 31, 2016 from $3,381.1 million in the year ended December 31, 2015. The increase in net revenues was primarily attributable to a 7% increase associated with our recent acquisitions described under the heading “Acquisitions” above. Our core net revenues increased 3%, comprised of an increase in pricing as a result of implementing our pricing optimization strategy and volume/mix. These increases were partially offset by an unfavorable foreign exchange impact of 1%.

Gross Margin—Gross margin increased $133.7 million, or 20.1%, to $799.6 million in the year ended December 31, 2016 from $665.9 million in the year ended December 31, 2015. Gross margin as a percentage of net revenues was 21.8% in the year ended December 31, 2016 and 19.7% in the year ended December 31, 2015. The increases in gross margin and gross margin percentage were due to acquisitions, price increases, and cost reduction initiatives, partially offset by the weakening of the British pound, Canadian dollar and the Australian dollar in the current period which resulted in an unfavorable translation impact of $3.7 million.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-077

SG&A Expense—SG&A expense increased $78.6 million, or 15.3%, to $590.7 million in the year ended December 31, 2016 from $512.1 million in the year ended December 31, 2015. SG&A expense as a percentage of net revenues was 16.1% for the year ended December 31, 2016 and 15.1% for the year ended December 31, 2015. The increases in SG&A expense and SG&A expense percentage were primarily due to SG&A expense associated with our recent acquisitions, share based compensation expense and other payments related to the 2016 Dividend Transactions, and professional fees related to the IPO process. Partially offsetting these increases was a favorable translation impact of $5.8 million due to the weakening of the British pound, Canadian dollar and the Australian dollar in the current period.

Impairment and Restructuring Charges—Impairment and restructuring charges decreased $7.5 million, or 35.1%, to $13.8 million in the year ended December 31, 2016 from $21.3 million in the year ended December 31, 2015. The charges in the year ended December 31, 2016 consisted primarily of $6.2 million for restructuring and plant closures of recent acquisitions, $5.5 million for various personnel restructuring and severance costs and $2.1 million of other impairment and restructuring charges. The charges for the year ended December 31, 2015 consisted primarily of $13.4 million of impairment and restructuring charges in Europe primarily due to the closure of one of our three French manufacturing facilities, $2.0 million of charges related to the consolidation of our fiber door skin designs, and $1.5 million of impairment charges related to a non-core equity investment and related notes receivable. The remaining charges of $4.4 million are primarily related to personnel restructuring.

Interest Expense, Net—Interest expense, net increased $17.0 million, or 28.0%, to an expense of $77.6 million in the year ended December 31, 2016 from an expense of $60.6 million in the year ended December 31, 2015. The increase was primarily due to the full period impact of the incremental interest expense associated with the $480 million and $375 million of incremental term loans borrowed in July 2015 and November 2016, respectively.

Income Taxes—Income tax benefit in the year ended December 31, 2016 was $240.8 million, compared to a benefit of $5.4 million in the year ended December 31, 2015. The effective tax rate in the year ended December 31, 2016 was (170.9)% compared to an effective tax rate of (6.3)% in the year ended December 31, 2015. The increased tax benefit of $235.4 million was due primarily to a release of a valuation allowance in the U.S. and U.K. totaling $272.3 million in the year ended December 31, 2016 compared to a $19.6 million release of certain foreign subsidiaries’ valuation allowance in the year ended December 31, 2015. This increase in benefit was offset by an increase in current tax expense of $6.2 million attributable to the earnings mix.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-078

Segment Results

	Year Ended December 31,
	2016	2015
	(dollars in thousands)		% Variance
Net revenues from external customers
North America	$2,149,168	$2,015,715	6.6%
Europe	1,008,729	996,014	1.3%
Australasia	508,902	369,331	37.8%

Total Consolidated	$3,666,799	$3,381,060	8.5%

Percentage of total consolidated net revenues
North America	58.6%	59.6%
Europe	27.5%	29.5%
Australasia	13.9%	10.9%

Total Consolidated	100.0%	100.0%

Adjusted EBITDA(1)
North America	$251,831	$201,660	24.9%
Europe	122,574	99,540	23.1%
Australasia	59,519	40,453	47.1%
Corporate and unallocated costs	(40,242)	(30,667)	31.2%

Total Consolidated	$393,682	$310,986	26.6%

Adjusted EBITDA as a percentage of segment net revenues
North America	11.7%	10.0%
Europe	12.2%	10.0%
Australasia	11.7%	11.0%
Total Consolidated	10.7%	9.2%

(1)	Adjusted EBITDA is a financial measure that is not calculated in accordance with GAAP. For a discussion of our presentation of Adjusted EBITDA, see footnote 1 to the table under the heading “Selected Consolidated Financial Data”.

North America

Net revenues in North America increased $133.5 million, or 6.6%, to $2,149.2 million in the year ended December 31, 2016 from $2,015.7 million in the year ended December 31, 2015. The increase in net revenues was primarily due to an increase in core net revenues of 5%, comprised of increases in volume/mix of 3% and pricing of 2%. The increase in volume/mix was the result of increased demand for our products driven by our profitable growth initiatives. The increase in pricing was the result of implementing our pricing optimization strategy. Additionally, the acquisitions of Karona and LaCantina provided a 2% increase in net revenues.

Adjusted EBITDA in North America increased $50.2 million, or 24.9%, to $251.8 million in the year ended December 31, 2016 from $201.7 million in the year ended December 31, 2015. The increase in Adjusted EBITDA was primarily due to increased pricing and productivity initiatives partially offset by labor costs associated with key productivity initiatives and increased marketing and advertising expenses.

Europe

Net revenues in Europe increased $12.7 million, or 1.3%, to $1,008.7 million in the year ended December 31, 2016 from $996.0 million in the year ended December 31, 2015. The increase in net revenues was

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-079

primarily due to an increase in core net revenues of 1%, comprised of an increase in pricing of approximately 2%, partially offset by a decrease in volume/mix of approximately 1%. The increase in pricing was the result of implementing our pricing optimization strategy. The decrease in volume/mix was primarily a result of the realignment of our customer and product portfolio aimed at driving profitable growth. Additionally, the acquisition of Dooria provided a 3% increase in net revenues. These increases were partially offset by an unfavorable foreign exchange impact of 3%.

Adjusted EBITDA in Europe increased $23.0 million, or 23.1%, to $122.6 million in the year ended December 31, 2016 from $99.5 million in the year ended December 31, 2015. The increase in Adjusted EBITDA was primarily due to the increase in pricing, the closure of a facility in France in 2015, and productivity initiatives.

Australasia

Net revenues in Australasia increased $139.6 million, or 37.8%, to $508.9 million in the year ended December 31, 2016 from $369.3 million in the year ended December 31, 2015. The increase in net revenues was primarily due to an increase in core net revenues of 2%, comprised primarily of an increase in pricing. The increase in pricing was the result of implementing our pricing optimization strategy. Volume/mix was flat in the twelve months ended December 31, 2016 as organic growth in certain regions was offset by economic weakness in Western Australia. Additionally, the acquisitions of Trend, Aneeta, and Breezway provided a 37% increase in net revenues. These increases were partially offset by an unfavorable foreign exchange impact of 1%.

Adjusted EBITDA in Australasia increased $19.1 million, or 47.1%, to $59.5 million in the year ended December 31, 2016 from $40.5 million in the year ended December 31, 2015. The increase in Adjusted EBITDA was primarily due to the acquisitions of Trend, Aneeta, and Breezway and pricing initiatives, partially offset by the decrease in volume/mix and an unfavorable foreign exchange impact.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-080

Comparison of the Year Ended December 31, 2015 to the Year Ended December 31, 2014

Consolidated Results

	Year Ended December 31,
	2015		2014
	(dollars in thousands)
		% of Net Revenues		% of Net Revenues	% Variance
Net revenues	$3,381,060	100.0%	$3,507,206	100.0%	-3.6%
Cost of sales	2,715,125	80.3%	2,919,864	83.3%	-7.0%

Gross margin	665,935	19.7%	587,342	16.7%	13.4%
Selling, general and administrative	512,126	15.1%	488,477	13.9%	4.8%
Impairment and restructuring charges	21,342	0.6%	38,388	1.1%	-44.4%

Operating income (loss)	132,467	3.9%	60,477	1.7%	119.0%
Interest expense, net	(60,632)	1.8%	(69,289)	2.0%	-12.5%
Loss on extinguishment of debt	—	0.0%	(51,036)	1.5%	-100.0%
Other income (expense)	14,120	0.4%	515	0%	NM

Income (loss) before taxes, equity earnings (loss) and discontinued operations	85,955	2.5%	(59,333)	1.7%	NM
Income tax benefit (expense)	5,435	0.2%	(18,942)	0.5%	-128.7%

Income (loss) from continuing operations, net of tax	91,390	2.7%	(78,275)	2.2%	NM
Equity earnings (loss) of non-consolidated entities	2,384	0.1%	(447)	0.0%	NM
Income (loss) from discontinued operations, net of tax	(2,856)	0.1%	(5,387)	0.2%	-47.0%

Net income (loss)	$90,918	2.7%	$(84,109)	2.4%	NM

Other financial data:
Adjusted EBITDA(1)	$310,986	9.2%	$229,849	6.6%	35.3%

(1)	Adjusted EBITDA is a financial measure that is not calculated in accordance with GAAP. For a discussion of our presentation of Adjusted EBITDA, see footnote 1 to the table under the heading “Selected Consolidated Financial Data”.

Net revenues—Net revenues decreased $126.1 million, or 3.6%, to $3,381.1 million in the year ended December 31, 2015 from $3,507.2 million in the year ended December 31, 2014. The decrease in net revenues was primarily due to an unfavorable foreign exchange impact of 8%, partially offset by a 3% increase in core net revenues, primarily comprised of an increase in pricing. The increase in pricing was the result of implementing our pricing optimization strategy. Volume/mix did not have a material impact on net revenues as increased demand in certain markets was offset by the strategic realignment of our customer and product portfolio in North America aimed at driving profitable growth. Additionally, acquisitions provided a 1% increase in net revenues.

Gross Margin—Gross margin increased $78.6 million, or 13.4%, to $665.9 million in the year ended December 31, 2015 from $587.3 million in the year ended December 31, 2014. Gross margin as a percentage of net revenues was 19.7% in the year ended December 31, 2015 and 16.7% in the year ended December 31, 2014. The increase in gross margin and gross margin percentage was primarily due to the increase in pricing in all of

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-081

our segments, increased volume/mix in Europe and Australasia, and savings from cost reduction initiatives, partially offset by the unfavorable impact of foreign exchange.

SG&A Expense—SG&A expense increased $23.6 million, or 4.8%, to $512.1 million in the year ended December 31, 2015 from $488.5 million in the year ended December 31, 2014. SG&A expense as a percentage of net revenues was 15.1% in the year ended December 31, 2015 and 13.9% in the year ended December 31, 2014. The increases in SG&A expense and SG&A expense percentage were primarily due to our performance-based management incentive compensation, amortization of share-based compensation, a distribution to holders of our stock options related to the July 2015 cash distribution to our shareholders, and a legal settlement related to a former subsidiary, offset by the impact of foreign exchange.

Impairment and Restructuring Charges—Impairment and restructuring charges decreased $17.0 million, or 44.4%, to $21.3 million in the year ended December 31, 2015 from $38.4 million in the year ended December 31, 2014. The charges in the year ended December 31, 2015 consisted of $13.4 million of impairment and restructuring charges in Europe primarily due to the closure of one of our three French manufacturing facilities, $2.0 million of charges related to the consolidation of our fiber door skin designs, and $1.5 million of impairment charges related to a non-core equity investment and related notes receivable. The remaining charges of $4.4 million are primarily related to personnel restructuring. The charges in the year ended December 31, 2014 consisted of $7.1 million of impairment charges primarily related to facility closures, excess real estate, and manufacturing process changes, $13.7 million in severance costs primarily related to executive and other administrative management restructuring, $8.6 million for one-time payments related to the restructuring of our management incentive plan, which was revised to decrease the number of participants, $3.3 million for lease termination and other costs related to the relocation and downsizing of our aviation department, $2.0 million for process reengineering and $3.6 million in other individually immaterial charges across all regions.

Interest Expense, Net—Interest expense, net decreased $8.7 million, or 12.5%, to an expense of $60.6 million in the year ended December 31, 2015 from an expense of $69.3 million in the year ended December 31, 2014. The decrease was primarily due to lower interest rates in the year ended December 31, 2015 on outstanding debt as a result of refinancing certain debt in October 2014, partially offset by interest expense on the incremental term loan borrowings incurred in July 2015.

Loss on Debt Extinguishment—In the year ended December 31, 2014, we redeemed all of our outstanding 12.25% senior secured notes and incurred a loss of $51.0 million as a result of the redemption. The loss consisted of a redemption premium over face value of $28.4 million and the write-off of $22.6 million in unamortized fees associated with our former senior secured credit facility.

Other Income (Expense)—Total other income increased $13.6 million to $14.1 million in the year ended December 31, 2015 from $0.5 million in the year ended December 31, 2014. The increase was primarily due to gains on the settlement of foreign exchange contracts associated with our hedging program.

Income Taxes—Income tax benefit in the year ended December 31, 2015 was $5.4 million compared to an expense of $18.9 million in the year ended December 31, 2014. The effective income tax rate for our continuing operations was (6.3)% and 31.9% in the years ended December 31, 2015 and 2014, respectively. The reduction in tax expense of $24.4 million for the year ended December 31, 2015 was driven by an $86.2 million benefit from changes in valuation allowances in several countries as a result of improvements in our operating results in such countries, a significant improvement in our domestic results, and an $8.3 million benefit from the favorable settlement of various tax matters related to our 2007 and 2008 tax years, partially offset by a charge of $11.6 million for uncertain tax positions related to changes in how we run our business in Europe, a $4.0 million charge related to nontaxable/nondeductible items stemming from purchase accounting adjustments, and various other charges totaling $3.6 million.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-082

Segment Results

	Year Ended December 31,
	2015	2014
	(dollars in thousands)
Net revenues from external customers			% Variance
North America	$2,015,715	$1,989,621	1.3%
Europe	996,014	1,108,390	-10.1%
Australasia	369,331	409,195	-9.7%

Total Consolidated	$3,381,060	$3,507,206	-3.6%

Percentage of total consolidated net revenues
North America	59.6%	56.7%
Europe	29.5%	31.6%
Australasia	10.9%	11.7%

Total Consolidated	100.0%	100.0%

Adjusted EBITDA(1)
North America	$201,660	$114,086	76.8%
Europe	99,540	100,570	-1.0%
Australasia	40,453	40,783	-0.8%
Corporate and unallocated costs	(30,667)	(25,590)	19.8%

Total Consolidated	$310,986	$229,849	35.3%

Adjusted EBITDA as a percentage of segment net revenues
North America	10.0%	5.7%
Europe	10.0%	9.1%
Australasia	11.0%	10.0%
Total Consolidated	9.2%	6.6%

(1)	Adjusted EBITDA is a financial measure that is not calculated in accordance with GAAP. For a discussion of our presentation of Adjusted EBITDA, see footnote 1 to the table under the heading “Selected Consolidated Financial Data”.

North America

Net revenues in North America increased $26.1 million, or 1.3%, to $2,015.7 million in the year ended December 31, 2015 from $1,989.6 million in the year ended December 31, 2014. The increase in net revenues was primarily due to an increase in core net revenues of 2%, comprised of an increase in pricing of approximately 5%, partially offset by a decrease in volume/mix of approximately 3%. The increase in pricing was the result of implementing our pricing optimization strategy. The decrease in volume/mix was primarily a result of the realignment of our customer and product portfolio aimed at driving profitable growth. Additionally, the acquisitions of Karona and LaCantina provided a 1% increase in net revenues. These increases were partially offset by an unfavorable foreign exchange impact of 2%.

Adjusted EBITDA in North America increased $87.6 million, or 76.8%, to $201.7 million in the year ended December 31, 2015 from $114.1 million in the year ended December 31, 2014. The increase was primarily due to the increase in pricing and cost reduction initiatives, partially offset by increased investment in channel management and brand and marketing initiatives and the impact of unfavorable foreign exchange.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-083

Europe

Net revenues in Europe decreased $112.4 million, or 10.1%, to $996.0 million in the year ended December 31, 2015 from $1,108.4 million in the year ended December 31, 2014. The decrease in net revenues was primarily due to an unfavorable foreign exchange impact of 16%, partially offset by an increase in core net revenues of 4%, comprised of an increase in volume/mix of approximately 2% and an increase in pricing of approximately 2%. The increase in volume/mix was the result of increased demand for our products driven by our profitable growth initiatives. The increase in pricing was the result of implementing our pricing optimization strategy. Additionally, the acquisition of Dooria provided a 2% increase in net revenues.

Adjusted EBITDA in Europe decreased $1.0 million, or 1.0%, to $99.5 million in the year ended December 31, 2015 from $100.6 million in the year ended December 31, 2014. The decrease was primarily due to the unfavorable impact of foreign exchange, partially offset by the increase in volume/mix and the increase in pricing.

Australasia

Net revenues in Australasia decreased $39.9 million, or 9.7%, to $369.3 million in the year ended December 31, 2015 from $409.2 million in the year ended December 31, 2014. The decrease in net revenues was primarily due to an unfavorable foreign exchange impact of 18%, partially offset by an increase in core net revenues of 7%, comprised of an increase in volume/mix of approximately 5% and an increase in pricing of approximately 2%. The increase in volume/mix was the result of increased demand for our products driven by our profitable growth initiatives. The increase in pricing was the result of implementing our pricing optimization strategy. Additionally, the acquisition of Aneeta provided a 1% increase in net revenues.

Adjusted EBITDA in Australasia decreased $0.3 million, or 0.8%, to $40.5 million in the year ended December 31, 2015 from $40.8 million in the year ended December 31, 2014. The decrease in Adjusted EBITDA was primarily due to the unfavorable impact of foreign exchange, partially offset by the increase in volume/mix and the increase in pricing.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-084

Quarterly Results of Operations

The following table sets forth unaudited quarterly consolidated statements of operations data for each of the ten quarterly periods ended July 1, 2017. The information for each of these quarters has been prepared on the same basis as the audited annual consolidated financial statements incorporated by reference in this prospectus and, in our opinion, includes all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the results of operations for these periods. This information should be read in conjunction with our audited consolidated financial statements and related notes incorporated by reference in the prospectus. These quarterly results are not necessarily indicative of our operating results for a full year or any future period.

	Three Months Ended
	Jul. 1, 2017	Apr. 1, 2017	Dec. 31, 2016	Sep. 24, 2016	Jun. 25, 2016	Mar. 26, 2016	Dec. 31, 2015	Sep. 26, 2015	Jun. 27, 2015	Mar. 28, 2015
Statements of Operations Data:
Net revenues	$948,736	$847,787	$973,169	$932,475	$964,608	$796,547	$890,948	$874,331	$878,799	$736,982
Cost of sales	712,998	661,816	754,628	721,701	752,457	638,424	720,157	690,800	695,428	608,740

Gross margin	235,738	185,971	218,541	210,774	212,151	158,123	170,791	183,531	183,371	128,242
Selling general and administrative	151,464	147,079	182,694	134,909	141,062	131,992	142,105	130,380	121,670	117,971
Impairment and restructuring charges	554	1,202	4,802	3,945	2,119	2,981	5,785	2,316	3,272	9,969

Operating income	83,720	37,690	31,045	71,920	68,970	23,150	22,901	50,835	58,429	302
Interest expense, net	(17,547)	(26,892)	(23,865)	(18,547)	(18,167)	(17,011)	(20,083)	(17,917)	(11,476)	(11,156)
Other income (expense)	(2,765)	(2,599)	3,865	7,731	505	724	4,141	9,823	(3,922)	4,078

Income (loss) before taxes, equity earnings (loss) and discontinued operations	63,408	8,199	11,045	61,104	51,308	6,863	6,959	42,741	43,031	(6,776)
Income tax benefit (expense)	(17,703)	(2,252)	240,662	(13,477)	15,713	(2,097)	13,010	(1,160)	(12,564)	6,149

Income (loss) from continuing operations, net of tax	45,705	5,947	251,707	47,627	67,021	4,766	19,969	41,581	30,467	(627)
(Loss) income from discontinued operations, net of tax	—	—	(479)	(2,741)	(618)	514	(811)	(570)	(1,307)	(168)
Equity earnings (loss) of non-consolidated entities	1,073	481	1,341	1,198	487	765	1,151	640	586	7

Net income (loss)	$46,778	$6,428	$252,569	$46,084	$66,890	$6,045	$20,309	$41,651	$29,746	$(788)

Liquidity and Capital Resources

Overview

We have historically funded our operations through a combination of cash from operations, draws on our revolving credit facilities, and the issuance of non-revolving debt such as our Term Loan Facility. As of July 1, 2017, we had total liquidity of $527.9 million, which included $227.7 million in cash, $243.8 million available for borrowing under the ABL Facility, AUD $33.5 million ($25.8 million) available for borrowing under the Australia Senior Secured Credit Facility, and €37.3 million ($42.6 million) available for borrowing under the Euro Revolving Facility. This compares to total liquidity of $381.9 million as of December 31, 2016 and $352.9 million as of December 31, 2015. The increase in our total liquidity at December 31, 2016 compared to December 31, 2015 was primarily due to higher availability under our North American revolving credit facility, partially offset by lower cash balances. The increase in our total liquidity at July 1, 2017 compared to December 31, 2016 was primarily due to higher cash levels resulting from the retained portion of net proceeds of $472.4 million from the IPO, and increased availability under the ABL Facility.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-085

Concurrent with the closing of the Onex Investment, we entered into a $300 million revolving credit facility and issued $460 million in aggregate principal amount of 12.25% senior secured notes. We utilized the proceeds from the Onex Investment and the issuance of the senior secured notes in October 2011 to repay in full the amounts owed under our then existing credit facilities, extinguishing those facilities, and to conduct a tender offer for $75 million of our common stock.

In October 2014, we entered into the Corporate Credit Facilities, consisting of a term loan facility in an initial principal amount of $775 million, or the “Initial Term Loans”, and a $300 million ABL Facility. The proceeds from the Initial Term Loans were primarily used to (i) repay amounts outstanding under, and extinguish, our former revolving credit facility, (ii) redeem all of the outstanding 12.25% senior secured notes at a premium over face value of $28.2 million, and (iii) satisfy our obligation under a guarantee of certain letters of credit supporting an industrial revenue bond. In connection with the debt extinguishment, we expensed unamortized fees of $22.6 million related to our former revolving credit facility and recognized this charge, as well as the $28.4 million in unamortized premium paid to the holders of the 12.25% senior secured notes, as a loss on extinguishment of debt in the consolidated statements of operations. We also incurred $15.4 million of debt issuance costs related to the Corporate Credit Facilities, which is included as a reduction of the corresponding debt liability in the accompanying consolidated balance sheets and will be amortized to interest expense over the life of the facilities using the effective interest method.

In July 2015, we amended our Term Loan Facility and borrowed an incremental $480 million of incremental term loans, or the “2015 Incremental Term Loans”. The proceeds were primarily used to make payments of approximately $431 million to holders of our then-outstanding common stock, Series A Convertible Preferred Stock, Class B-1 Common Stock, options, and RSUs. We incurred $7.9 million of debt issuance costs related to the $480 million of incremental borrowings, which is included as an offset to long-term debt in the accompanying consolidated balance sheets and will be amortized to interest expense over the life of the facility using the effective interest method. See Note 17—Long-Term Debt in our financial statements for the year ended December 31, 2016 incorporated by reference in this prospectus.

In November 2016, we increased borrowings under our existing Term Loan Facility and amended certain of its terms in the 2016 Term Loan Amendment (as defined below). We borrowed an incremental $375 million and refinanced the previously outstanding principal loan amount of $1,236.6 million for a consolidated total of $1,611.6 million in principal amount of 2016 Term Loans. The proceeds from the incremental term loan borrowing, along with cash on hand, were used to fund a distribution to shareholders and holders of equity awards (see Note 21—Convertible Preferred Shares in our financial statements for the year ended December 31, 2016 incorporated by reference in this prospectus). The offering price of the incremental term loan debt was 99.75% of par. The 2016 Term Loans bore interest at LIBOR (subject to a floor of 1.00%) plus a margin of up to 3.75%, depending on our net leverage ratio. We incurred $8.1 million of debt issuance costs related to the 2016 Term Loan Amendment, which is included as an offset to long-term debt in the accompanying consolidated balance sheets. In connection with and using a portion of the proceeds from the IPO, we prepaid $375 million of the 2016 Term Loans on February 6, 2017.

In March 2017, we further amended the Term Loan Facility in the 2017 Term Loan Amendment (as defined below) to reduce the interest rate applicable to our outstanding terms loans. The offering price of the Amended Term Loans was par. The Amended Term Loans bear interest at LIBOR (subject to a floor of 1.00%) plus a margin of 2.75% to 3.50% depending on our ratio of net debt to Adjusted EBITDA, and require quarterly principal repayment beginning in March 2017. We incurred $1.1 million of debt issuance costs related to the 2017 Term Loan Amendment.

Based on our current level of operations, the seasonality of our business and anticipated growth, we believe that cash provided by operations and other sources of liquidity, including cash, cash equivalents and borrowings

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-086

under our revolving credit facilities, will provide adequate liquidity for ongoing operations, planned capital expenditures and other investments, and debt service requirements for at least the next twelve months.

In the years ended December 31, 2016 and 2015, we had a net change in cash and cash equivalents of $10.9 million and $8.0 million, respectively.

We may, from time to time, refinance, reprice, extend, retire or otherwise modify our outstanding debt to lower our interest payments, reduce our debt or otherwise improve our financial position. These actions may include repricing amendments, extensions, and/or opportunistic refinancing of debt. The amount of debt that may be refinanced, repriced, extended, retired or otherwise modified, if any, will depend on market conditions, trading levels of our debt, our cash position, compliance with debt covenants and other considerations. Our affiliates may also purchase our debt from time to time, through open market purchases or other transactions. In such cases, our debt may not be retired, in which case we would continue to pay interest in accordance with the terms of the debt, and we would continue to reflect the debt as outstanding in our consolidated balance sheets.

Cash Flows

The following table summarizes the changes to our cash flows for the periods presented:

	Six Months Ended		Year Ended December 31,
	July 1, 2017	June 25, 2016	2016	2015	2014
	(dollars in thousands)
Cash provided by (used in):
Operating activities	$66,151	$12,593	$201,583	$172,339	$21,788
Investing activities	(38,757)	(63,883)	(156,782)	(158,452)	(56,738)
Financing activities	90,609	(6,048)	(52,001)	(1,072)	105,617
Effect of changes in exchange rates on cash and cash equivalents	6,959	184	(3,670)	(4,786)	(2,791)

Net change in cash and cash equivalents	$124,962	$(57,154)	$10,870	$8,029	$67,876

Cash Flow from Operations

Net cash provided by operating activities increased $53.6 million to $66.2 million in the six months ended July 1, 2017 from $12.6 million provided by operations in the six months ended June 25, 2016. This increase was primarily due to improved profitability, and changes in working capital.

Net cash provided by operating activities increased $29.3 million to $201.6 million in the year ended December 31, 2016 from $172.3 million provided by operations in the year ended December 31, 2015. This increase was primarily due to improved profitability, reductions in cash contributions to the U.S. pension plan and changes in working capital.

Net cash provided by operating activities increased $150.5 million to $172.3 million in the year ended December 31, 2015 from $21.8 million in the year ended December 31, 2014. This increase was primarily due to increased net income of $175.0 million in the year ended December 31, 2015 over the year ended December 31, 2014 partially offset by increased working capital usage and a decrease in non-cash expenses included in net income compared to the year ended December 31, 2014.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-087

Cash Flow from Investing Activities

Net cash used in investing activities decreased $25.1 million to $38.8 million in the six months ended July 1, 2017 from $63.9 million in the six months ended June 25, 2016. The decrease was primarily due to the completion of the glass plant in Australia in January 2017, which resulted in lower capital expenditures compared to the prior period.

Net cash used in investing activities decreased $1.7 million to $156.8 million in the year ended December 31, 2016 from $158.5 million in the year ended December 31, 2015. The decrease was primarily due to an increase in sales of business units, property and equipment, partially offset by decreased capital expenditures.

Net cash used in investing activities increased $101.8 million to $158.5 million in the year ended December 31, 2015 from $56.7 million in the year ended December 31, 2014. This increase was primarily due to the use of $86.7 million of cash, net of the cash acquired, to complete the acquisitions completed in the year ended December 31, 2015 and $6.4 million in additional purchases of property and equipment in the year ended December 31, 2015 compared to the year ended December 31, 2014.

Cash Flow from Financing Activities

Net cash provided by financing activities was $90.6 million in the six months ended July 1, 2017 and was comprised primarily of proceeds from the IPO of $480.3 million of which $375.0 million of proceeds were used to pay down outstanding debt.

Net cash used in financing activities in the six months ended June 25, 2016 was $6.0 million and was comprised primarily of $8.4 million of short-term and long-term debt payments, partially offset by $2.2 million in employee note repayment.

Net cash used in financing activities was $52.0 million in the year ended December 31, 2016 and was comprised primarily of $404.2 million of distributions to shareholders, $17.0 million in payments of short-term and long-term borrowings, and $8.1 million of debt issuance cost payments, partially offset by $374.1 million of net proceeds from the issuance of new debt and $2.3 million of employee and director note repayments.

Net cash used in financing activities in the year ended December 31, 2015 was $1.1 million and was comprised primarily of $419.2 million of distributions to shareholders, $44.6 million in common stock repurchases, $22.8 million of short-term and long-term borrowings, and $9.1 million of debt issuance cost payments, partially offset by $477.6 million of net proceeds from the issuance of new debt, $15.1 million of employee and director note repayments, and $2.0 million in common stock issuances.

Net cash provided by financing activities was $105.6 million in the year ended December 31, 2014 and consisted of $790.3 million of net proceeds from the issuance of new debt, $4.5 million of employee and director note repayments, partially offset by $658.7 million of net short-term and long-term borrowings, $15.7 million of debt issuance cost payments, and $14.8 million in common stock repurchases.

As of July 1, 2017, our cash balances consisted of $117.1 million in the U.S. and $110.5 million in non-U.S. subsidiaries. We believe that our operations in the U.S. will be able to fund the majority of our near-term cash requirements using cash flow from operations within the U.S. and availability under the ABL Facility.

Holding Company Status

We are a holding company that conducts all of our operations through subsidiaries. The majority of our operating income is derived from JWI, our main operating subsidiary. Consequently, we rely on dividends or

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-088

advances from our subsidiaries. The ability of our subsidiaries to pay dividends to us is subject to applicable local law and may be limited due to the terms of other contractual arrangements, including our Credit Facilities.

The Euro Revolving Facility and Australia Senior Secured Credit Facility contain restrictions on dividends that limit the amount of cash that the obligors under these facilities can distribute to us. Obligors under the Euro Revolving Facility may pay dividends only out of available cash flow and only while no default is continuing under such agreement. Obligors under the Australia Senior Secured Credit Facility may pay dividends only to the extent they do not exceed 80% of after tax net profits (with a one-year carryforward of unused amounts) and only while no default is continuing under such agreement. The amount of our consolidated net assets that were available to be distributed under these financing arrangements as of July 1, 2017 was $938.4 million. For further information regarding the Euro Revolving Facility and the Australia Senior Secured Credit Facility, see “Description of Certain Indebtedness—Euro Revolving Facility” and “Description of Certain Indebtedness—Australia Senior Secured Credit Facility”.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources.

Lines of Credit and Long-Term Debt

Corporate Credit Facilities

In October 2014, we entered into the Corporate Credit Facilities, which initially consisted of (i) $775 million in Initial Term Loans and (ii) a $300 million asset based revolving credit facility, or the “ABL Facility”. In July 2015, we borrowed $480 million in 2015 Incremental Term Loans under the Term Loan Facility and amended our Corporate Credit Facilities to, among other things, permit a distribution of approximately $420 million to holders of our then-outstanding common stock, our Series A Convertible Preferred Stock, and our Class B-1 Common Stock. In November 2016, we borrowed $375 million under our Term Loan Facility. In connection therewith, we amended the Term Loan Facility (the “2016 Term Loan Amendment”) to, among other things, (i) permit a $400 million distribution, (ii) reduce the interest rate on the Initial Term Loans, and (iii) conform the terms (including providing for a maturity date of July 1, 2022) of all outstanding term loans (namely, the Initial Term Loans, the 2015 Incremental Term Loans and the additional $375 million of term loans referred to above) under the Term Loan Facility (such term loans, after giving effect to such amendments, the “2016 Term Loans”). We incurred $8.1 million of debt issuance costs related to this amendment. In February 2017, we prepaid $375 million of outstanding principal under our Term Loan Facility and recorded interest expense of approximately $7.0 million due to the write-off of a portion of the original issue discount and unamortized debt issuance costs associated with the Term Loan Facility. In March 2017, we further amended the Term Loan Facility (the “2017 Term Loan Amendment”) to reduce the interest rate applicable to all outstanding terms loans (such reduced rate term loans, the “Amended Term Loans”). We incurred $1.1 million of debt issuance costs related to the 2017 Term Loan Amendment. As of July 1, 2017, we had approximately $1,230.5 million of term loans outstanding under the Term Loan Facility.

As of July 1, 2017, we were in compliance with the terms of the Corporate Credit Facilities.

Term Loan Facility

The offering price of the Amended Term Loans was par. The Amended Term Loans bear interest at the higher of LIBOR (subject to a floor of 1.00%) plus a margin of 2.75% to 3.00% depending on our ratio of net

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-089

debt to Adjusted EBITDA, or an alternate base rate (subject to a floor of 2.00%) plus a margin of 1.75% to 2.00% depending on our ratio of net debt to Adjusted EBITDA. We have entered into forward starting interest rate swap agreements in order to effectively change the interest rate on a substantial portion of our Term Loan Facility from a variable rate to a fixed rate. See “—Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk”. The Amended Term Loans amortize in nominal quarterly installments equal to 0.25% of the initial aggregate principal amount of the Amended Term Loans. The Term Loan Facility has various non-financial covenants, including restrictions on liens, indebtedness, and dividends, customary representations and warranties, and customary events of defaults and remedies, but has no financial maintenance covenants. The Amended Term Loans mature on July 1, 2022.

The offering price of the Initial Term Loans was 99.00% of par, the offering price of the 2015 Incremental Term Loans was 99.50% of par, and the offering price of the 2016 Term Loans was 99.75% of par. Prior to the 2016 Term Loan Amendment, the Initial Term Loans bore interest at LIBOR (subject to a floor of 1.00%) plus a margin of 4.25%. Prior to the 2016 Term Loan Amendment, the 2015 Incremental Term Loans bore interest at LIBOR (subject to a floor of 1.00%) plus a margin of 3.75% to 4.00% depending on our ratio of net debt to Adjusted EBITDA. Prior to the 2017 Term Loan Amendment, the 2016 Term Loans bore interest at LIBOR (subject to a floor of 1.00%) plus a margin of 3.50% to 3.75% depending on our ratio of net debt to Adjusted EBITDA.

The Term Loan Facility permits us to add one or more incremental term loans up to the sum of: (i) an unlimited amount subject to compliance with a maximum total net first lien leverage ratio test of 4.35:1.00 plus (ii) voluntary prepayments of term loans plus (iii) a fixed amount of $285.0 million, in each case, subject to certain conditions.

ABL Facility

Extensions of credit under the ABL Facility are limited by a borrowing base calculated periodically based on specified percentages of the value of eligible accounts receivable, eligible inventory and certain other assets, subject to certain reserves and other adjustments. The borrowing base for U.S. and Canadian borrowers is calculated separately. U.S. borrowers may borrow up to $255 million under the ABL Facility and Canadian borrowers may borrow up to $45 million under the ABL Facility, in each case subject to periodic adjustments of such sub-limits and applicable borrowing base availability.

Borrowings under the ABL Facility bear interest primarily at LIBOR plus a margin that fluctuates from 1.50% to 2.00% depending on availability under the ABL Facility, although we may also borrow at other base rates plus a margin. We pay an annual commitment fee between 0.25% and 0.375% on the unused portion of the commitments under the ABL Facility. As of July 1, 2017, we had $243.8 million available under the ABL Facility. The ABL Facility has a minimum fixed charge coverage ratio that we are obligated to comply with under certain circumstances. The ABL Facility has various non-financial covenants, including restrictions on liens, indebtedness, and dividends, customary representations and warranties, and customary events of defaults and remedies. The ABL Facility matures on October 15, 2019.

The ABL Facility permits us to request increases in the amount of the commitments under the ABL Facility up to an aggregate maximum amount of $100 million, subject to certain conditions.

Australia Senior Secured Credit Facility

In October 2015, JELD-WEN of Australia Pty. Ltd., or “JWA”, amended the Australia Senior Secured Credit Facility to provide for an AUD $20 million cash advance facility, an AUD $6 million interchangeable

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-090

facility for guarantees/letters of credit, an AUD $7 million electronic payaway facility, an AUD $1.5 million asset finance facility, an AUD $600,000 commercial card facility, and an AUD $5 million overdraft facility. In January 2016, the Australia Senior Secured Credit Facility was further amended to reduce the cash advance facility to AUD $18 million, and increase the interchangeable facility for guarantees/letters of credit to AUD $8 million. In addition, the commercial card facility was increased to AUD $950,000. In September 2016, JWA further amended and extended the Australia Senior Secured Credit Facility, to provide for an AUD $18 million floating rate revolving loan facility, an AUD $5 million overdraft line of credit, and an $8 million AUD interchangeable facility for guarantees/letters of credit. The Australia Senior Secured Credit Facility matures in June 2019. At July 1, 2017, there were no borrowings under the revolving loan facility and the overdraft line of credit. Loans under the revolving portion of the Australia Senior Secured Credit Facility bear interest at the BBR rate plus a margin of 0.75%, and a line fee of 1.15% is also paid on the revolving facility limit. Overdraft balances bear interest at the bank’s reference rate minus a margin of 1.00%, and a commitment fee of 1.15% is paid on the overdraft facility limit. At July 1, 2017, we had $25.8 million available under the revolving loan facility and $3.8 million available under the overdraft line of credit. The credit facility is secured by guarantees of the subsidiaries of JWA, fixed and floating charges on the assets of the JWA group, and mortgages on certain real properties owned by the JWA group. The agreement requires that JWA maintain certain financial ratios, including a minimum consolidated interest coverage ratio and a maximum ratio of consolidated debt to adjusted EBITDA (as calculated therein) ratio. The Australia Senior Secured Credit Facility limits dividends and repayments of intercompany loans where the JWA group is the borrower and limits acquisitions without the bank’s consent. As of July 1, 2017, we were in compliance with the terms of the Australia Senior Secured Credit Facility.

Euro Revolving Facility

In January 2015, JELD-WEN of Europe B.V. (which was subsequently merged with JELD-WEN A/S, which survived the merger) entered into the Euro Revolving Facility, a €39 million revolving credit facility, which includes an option to increase the commitment by an amount of up to €10 million, with a syndicate of lenders and Danske Bank A/S, as agent. The Euro Revolving Facility matures on January 30, 2019. Loans under the Euro Revolving Facility bear interest at CIBOR, CHF LIBOR, EURIBOR, NIBOR, STIBOR or LIBOR (subject to a floor of 0.00%), depending on the currency, plus a margin of 2.5%, and a commitment fee of 1% is also paid on the unutilized amount of the revolving credit facility calculated on a day-to-day basis. As of July 1, 2017, we had €0.7 million (or $0.8 million) in outstanding borrowings and €1.0 million (or $1.1 million) of bank guarantees and letters of credit outstanding, and €37.3 million (or $42.6 million) available under this facility. The Euro Revolving Facility requires JELD-WEN A/S to maintain certain financial ratios, including a maximum ratio of senior leverage to adjusted EBITDA (as calculated therein), and a minimum ratio of adjusted EBITDA (as calculated therein) to net finance charges. In addition, the Euro Revolving Facility has various non-financial covenants including restrictions on liens, indebtedness, and dividends, customary representations and warranties, and customary events of default and remedies. As of July 1, 2017, we were in compliance with the terms of the Euro Revolving Facility.

Mortgage Note

In December 2007, JELD-WEN Danmark A/S entered into thirty-year mortgage notes secured by land and buildings with principal payments beginning in 2018 that will fully amortize the principal by the end of 2037. As of July 1, 2017, we had DKK 208.1 million (or $32.0 million) outstanding under these notes.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-091

Installment Notes

We entered into installment notes representing insurance premium financing, miscellaneous capitalized equipment lease obligations, and a term loan secured by the related equipment with payments through 2022. As of July 1, 2017, we had $4.1 million outstanding under these notes.

Installment Notes for Stock

We entered into installment notes for stock representing amounts due to former or retired employees for repurchases of our stock that are payable over 5 or 10 years depending on the amount with payments through 2020. As of July 1, 2017, we had $2.1 million outstanding under these notes.

Interest Rate Swaps

We have eight outstanding interest rate swap agreements for the purpose of managing market risk and our exposure to changes in interest rates by effectively converting the variable interest rate on a portion of the Term Loan Facility to a fixed rate. Two such agreements became effective on September 30, 2015, two on June 30, 2016, two on September 30, 2016, and two on December 30, 2016. For additional information on interest rate swaps, see “—Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk”. The counterparties for these swap agreements are Royal Bank of Canada, Barclays Bank PLC, and Wells Fargo Bank, N.A. The aggregate notional amount covered under these agreements, which all expire on September 30, 2019, totals $914.3 million as of July 1, 2017. The table below sets forth the period, notional amount and fixed rates for our interest rate swaps:

Period	Notional	Average Fixed Rate
	(dollars in thousands)
September 2015 – September 2019	$244,125	1.997%
June 2016 – September 2019	$213,000	2.126%
September 2016 – September 2019	$244,125	2.353%
December 2016 – September 2019	$213,000	2.281%

Each of the swap agreements receives a floating rate based on three-month LIBOR and is settled every calendar quarter-end. The effect of these swap agreements is to lock in a fixed rate of interest on the aggregate notional amount hedged of approximately 2.188% as of July 1, 2017, plus the applicable margin paid to lenders over three-month LIBOR. At July 1, 2017, the effective rate on the aggregate notional amount hedged (including the applicable margin paid to lenders over three-month LIBOR) was approximately 5.188%. These swaps have been designated as cash flow hedges against variability in future interest rate payments on the Term Loan Facility and are marked to market through consolidated other comprehensive income (loss).

A hypothetical increase or decrease in interest rates of 1.0% (based on variable rate debt if revolving credit facilities were fully drawn and taking into account the eight interest rate swaps that were in effect on July 1, 2017) would have increased or decreased our interest expense by $3.6 million for the six months ended July 1, 2017.

Repaid Long-Term Debt

Former Senior Secured Notes

In October 2011, JWI issued $460 million of senior secured notes. The interest rate on the senior secured notes was 12.25%, with interest payable semi-annually and all principal amounts due on October 15, 2017. All of

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-092

our outstanding 12.25% senior secured notes were redeemed in October 2014 at a premium over face value of $28.2 million with a portion of the proceeds from the Initial Term Loans. In connection with the extinguishment of the notes, we expensed $28.4 million in unamortized premium paid to the bondholders and bank fees.

Former Senior Secured Credit Facility—U.S. and Europe

In October 2011, JWI and JELD-WEN of Europe B.V. entered into a senior secured credit agreement for up to $300 million of revolving credit loans with a $75 million sublimit for the issuance of letters of credit and a $100 million sublimit for borrowings by JELD-WEN of Europe B.V. The agreement required us to maintain certain financial ratios, including a minimum consolidated interest coverage ratio and a maximum consolidated total leverage ratio and limited certain investments, restricted payments, asset sales and our ability to incur additional debt and liens. The base interest rate was determined using the highest of the overnight Federal Funds rate plus 0.5%, the Eurodollar rate plus 1.0% or the prime rate with a margin that varied based on our consolidated leverage ratio. Base rate loan margins ranged from 1.5% to 3.0%. Eurodollar based loans had margins ranging from 2.5% to 4.0% with a current margin of 3.0%. In October 2012, JWI and JELD-WEN of Europe B.V. amended and restated the senior secured credit agreement to add a $30 million term loan that bore interest at the Eurodollar rate plus 3.5% or the base rate plus 2.5%. In June 2013, JWI and JELD-WEN of Europe B.V. amended the senior secured credit agreement to add a $70 million term loan and also to provide for certain other amendments. Obligations outstanding under the $70 million term loan bore interest at the Eurodollar rate plus 3.5% or the base rate plus 2.50%, subject to a leverage-based step-down. All amounts outstanding under the former senior secured credit facilities were repaid in October 2014 with a portion of the proceeds from the Initial Term Loans and we expensed unamortized fees of $22.6 million in connection therewith.

Contractual Obligations

The following table summarizes our significant contractual obligations at December 31, 2016 and does not give effect to the February 6, 2017 prepayment of $375 million of term loans or the 2017 Term Loan Amendment:

	Payments Due By Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(dollars in thousands)
Contractual Obligations(1)
Long-term debt obligations	$1,645,349	$17,639	$37,599	$35,510	$1,554,601
Capital lease obligations	5,880	2,399	2,374	1,088	19
Operating lease obligations	184,343	34,979	52,326	42,398	54,640
Purchase obligations(2)	439	439	—	—	—
Interest on long-term debt obligations(3)(4)	449,498	88,649	171,891	149,992	38,966

Totals:	$2,285,509	$144,105	$264,190	$228,988	$1,648,226

(1)	Not included in the table above are our unfunded pension liabilities totaling $126.0 million and uncertain tax position liabilities of $12.1 million as of December 31, 2016, for which the timing of payment is unknown.

(2)	Purchase obligations are defined as purchase agreements that are enforceable and legally binding and that specify all significant terms, including quantity, price, and the approximate timing of the transaction. The obligation reflected in the table relates primarily to a sponsorship agreement.

(3)

Interest on long-term debt obligations is calculated based on debt outstanding and interest rates in effect on December 31, 2016, taking into account scheduled maturities and amortizations and including the impact of our eight interest rate swaps that were in effect on that date. See “Lines of Credit and Long-Term Debt—Interest Rate Swaps” for

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-093

a description of when such swap agreements became effective. Interest on debt denominated in other currencies is calculated based on the exchange rate at December 31, 2016.

(4)	After giving effect to the February 6, 2017 prepayment of $375 million of term loans and the 2017 Term Loan Amendment, but otherwise assuming long-term debt obligations outstanding on December 31, 2016, interest on long-term debt obligations would have been $298,486, $61,186, $116,964, $94,990 and $25,347, respectively, for each of the periods disclosed above.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which may differ from these estimates. Our significant accounting policies are fully disclosed in our annual consolidated financial statements incorporated by reference in this prospectus. The following discussion highlights the estimates we believe are critical and should be read in conjunction with our consolidated financial statements for the year ended December 31, 2016 incorporated by reference in this prospectus.

Revenue Recognition

We recognize revenue when four basic criteria have been met: (i) persuasive evidence of a customer arrangement exists; (ii) the price is fixed or determinable; (iii) collectability is reasonably assured; and (iv) product delivery has occurred or services have been rendered. We recognize revenue based on the invoice price less allowances for sales returns, cash discounts, and other deductions as required under GAAP. Amounts billed for shipping and handling are included in net revenues, while costs incurred for shipping and handling are included in cost of sales. Incentive payments to customers that directly relate to future business are recorded as a reduction of net revenues over the periods during which such future benefits are realized.

Acquisitions

We allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed and intangible assets acquired based on their acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net of the acquisition date fair values of the assets acquired and the liabilities assumed. If the fair value of the acquired assets exceeds the purchase price the difference is recorded as a bargain purchase in other income (expense). Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. As a result, during the measurement period, which may be up to one year from the acquisition date, material adjustments must be reflected in the comparative consolidated financial statements in the period in which the adjustment amount will be determined. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to our consolidated statements of operations. Newly acquired entities are included in our results from the date of their respective acquisitions.

Allowance for Doubtful Accounts

Substantially all accounts receivable arise from sales to customers in our manufacturing and distribution businesses and are recognized net of offered cash discounts. Credit is extended in the normal course of business

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-094

under standard industry terms that normally reflect 60 day or less payment terms and do not require collateral. An allowance is recorded based on a variety of factors, including the length of time receivables are past due, the financial health of our customers, unusual macroeconomic conditions and historical experience. If the customer’s financial conditions were to deteriorate resulting in the inability to make payments, additional allowances may need to be recorded which would result in additional expenses being recorded for the period in which such determination was made.

Inventories

Inventories are valued at the lower of cost or net realizable value and are determined by the first-in-first-out, or “FIFO”, or average cost methods. We record provisions to write-down obsolete and excess inventory to estimated net realizable value. The process for evaluating obsolete and excess inventory requires us to make subjective judgments and estimates concerning future sales levels, quantities and prices at which such inventory will be able to be sold in the normal course of business. Accelerating the disposal process or incorrect estimates of future sales potential may cause actual results to differ from the estimates at the time such inventory is disposed or sold.

Intangible Assets

Definite lived intangible assets are amortized on a straight-line basis over their estimated useful lives that typically range from 5 to 40 years. The lives of definite-lived intangible assets are reviewed and reduced if necessary whenever changes in their planned use occur. Legal and registration costs related to internally developed patents and trademarks are capitalized and amortized over the lesser of their expected useful life or the legal patent life. The carrying value of intangible assets is reviewed by management to assess the recoverability of the assets when facts and circumstances indicate that the carrying value may not be recoverable.

Long-Lived Assets

Long-lived assets, other than goodwill, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. Such events or circumstances include, but are not limited to, a significant decrease in the fair value of the underlying business or a change in utilization of property and equipment.

We group assets to test for impairment at the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the assets.

When evaluating long-lived assets and definite lived intangible assets for potential impairment, the first step to review for impairment is to forecast the expected undiscounted cash flows generated from the anticipated use and eventual disposition of the asset. If the expected undiscounted cash flows are less than the carrying value of the asset, then an impairment charge is required to reduce the carrying value of the asset to fair value. If we recognize an impairment loss, the carrying amount of the asset is adjusted to fair value based on the discounted estimated future net cash flows and will be its new cost basis. For a depreciable long-lived asset, the new cost basis will be depreciated over the remaining useful life of that asset. For an amortizable intangible asset, the new cost basis will be amortized over the remaining useful life of the asset. Our impairment loss calculations require management to apply judgments in estimating future cash flows to determine asset fair values, including forecasting useful lives of the assets and selecting the discount rate that represents the risk inherent in future cash flows.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-095

Goodwill

Goodwill is tested for impairment on an annual basis during the fourth quarter and between annual tests if indicators of potential impairment exist, using a fair value-based approach. Current accounting guidance provides an entity the option to perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount prior to performing the two-step goodwill impairment test. If this is the case, the two-step goodwill impairment test is required. If it is more likely than not that the fair value of a reporting is greater than its carrying amount, the two-step goodwill impairment test is not required.

If the two-step goodwill impairment test is required, first, the fair value of the reporting unit is compared with its carrying amount (including attributable goodwill). If the fair value of the reporting unit is less than its carrying amount, an indication of goodwill impairment exists for the reporting unit and the entity must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying amount, step two does not need to be performed.

We estimated the fair value of our reporting units using a discounted cash flow model (implied fair value measured on a non-recurring basis using level 3 inputs). Inherent in the development of the discounted cash flow projections are assumptions and estimates of our future revenue growth rates, profit margins, business plans, cost of capital and tax rates. Our judgments with respect to these metrics are based on historical experience, current trends, consultations with external specialists, and other information. Changes in assumptions or estimates used in our goodwill impairment testing could materially affect the determination of the fair value of a reporting unit, and therefore, could eliminate the excess of fair value over carrying value of a reporting unit and, in some cases, could result in impairment. Such changes in assumptions could be caused by items such as a loss of one or more significant customers, decline in the demand for our products due to changing economic conditions or failure to control cost increases above what can be recouped in sale price increases. These types of changes would negatively affect our profits, revenues and growth over the long term and such a decline could significantly affect the fair value assessment of our reporting units and cause our goodwill to become impaired.

As of July 1, 2017, the fair value of our North America, Europe and Australasia reporting units would have to decline by approximately 73%, 59%, and 44%, respectively, to be considered for potential impairment.

Warranty Accrual

Warranty terms range primarily from one year to lifetime on certain window and door components. Warranties are normally limited to replacement or service of defective components for the original customer. Some warranties are transferable to subsequent owners and are generally limited to ten years from the date of manufacture or require pro-rata payments from the customer. A provision for estimated warranty costs is recorded at the time of sale based on historical experience and we periodically adjust these provisions to reflect actual experience.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-096

amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We evaluate both the positive and negative evidence that is relevant in assessing whether we will realize the deferred tax assets. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. Given our current earnings and anticipated future earnings, we believe that there is a reasonable possibility that within the next twelve months, sufficient positive evidence may become available to allow us to reach a conclusion that a significant portion of our valuation allowance will no longer be needed. The potential release of the valuation allowance is dependent on our ability to achieve sustained profitable operations from continued execution of our operating strategy. Release of the valuation allowance would result in the recognition of certain deferred tax assets and a decrease in the provision for income taxes for the period the release is recorded. Therefore, the exact timing and amount of the valuation allowance release and the ultimate impact on our financial statements are subject to change on the basis of the level of profitability that we are able to actually achieve.

The tax effects from an uncertain tax position can be recognized in the consolidated financial statements only if the position is more likely than not to be sustained, based on the technical merits of the position and the jurisdiction. We recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit and the tax related to the position would be due to the entity and not the owners. For tax positions meeting the more likely than not threshold, the amount recognized in the consolidated financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized, upon ultimate settlement with the relevant tax authority. We apply this accounting standard to all tax positions for which the statute of limitations remains open. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

We file a consolidated federal income tax return in the U.S. and various states. For financial statement purposes, we calculate the provision for federal income taxes using the separate return method. Certain subsidiaries file separate tax returns in certain countries and states. Any state and foreign income taxes refundable and payable are reported in other current assets and accrued income taxes payable in the consolidated balance sheets. We record interest and penalties on amounts due to tax authorities as a component of income tax expense in the consolidated statements of operations.

Derivative Financial Instruments

We utilize derivative financial instruments to manage interest rate risk associated with our borrowings and foreign currency exposures related to subsidiaries that operate outside the U.S. and use their local currency as the functional currency. We record all derivative instruments in the consolidated balance sheets at fair value. Changes in a derivative’s fair value are recognized in earnings unless specific hedge criteria are met and we elect hedge accounting prior to entering into the derivative. If a derivative is designated as a fair value hedge, the changes in fair value of both the derivative and the hedged item attributable to the hedged risk are recognized in the results of operations. If the derivative is designated as a cash flow hedge, changes in the fair value of the derivative are recorded in consolidated other comprehensive income (loss) and subsequently classified to the consolidated statements of operations when the hedged item impacts earnings. At the inception of a fair value or cash flow hedge transaction, we formally document the hedge relationship and the risk management objective for undertaking the hedge. In addition, we assess both at inception of the hedge and on an ongoing basis, whether the derivative in the hedging transaction has been highly effective in offsetting changes in fair value or cash flows of the hedged item and whether the derivative is expected to continue to be highly effective. The impact of any ineffectiveness is recognized in our consolidated statements of operations.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-097

Share-based Compensation Plan

We have share-based compensation plans, which provide for compensation to employees through various grants of share-based instruments. We apply the fair value method of accounting using the Black-Scholes option pricing model to determine the compensation expense for stock options. The compensation expense for restricted stock units awarded is based on the fair value of the restricted stock units at the date of grant. Compensation expense is recorded in the consolidated statements of comprehensive income (loss) and is recognized over the requisite service period. The determination of obligations and compensation expense requires the use of several mathematical and judgmental factors, including stock price, expected volatility, the anticipated life of the option, and estimated risk-free rate and the number of shares or share options expected to vest. Any difference in the number of shares or share options that actually vest can affect future compensation expense. Other assumptions are not revised after the original estimate. For stock options granted prior to our IPO, we prepared the valuations with the assistance of a third-party valuation firm, utilizing approaches and methodologies consistent with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the “AICPA Practice Aid”, and information provided by our management, including historical and projected financial information, prospects and risks, our performance, various corporate documents, capitalization, and economic and financial market conditions. With our third-party valuation firm, we also utilized other economic, industry, and market information obtained from other resources considered reliable.

The Black-Scholes option-pricing model requires the use of weighted average assumptions for estimated expected volatility, estimated expected term of stock options, risk-free rate, estimated expected dividend yield, and the fair value of the underlying common stock at the date of grant. Because we do not have sufficient history following our IPO to estimate the expected volatility of our common stock price, expected volatility is based on a selection of public guideline companies. We estimate the expected term of all stock options based on previous history of exercises. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the stock option. The expected dividend yield rate is 0.00% which is consistent with the expected dividends to be paid on common stock. The fair value of the underlying common stock at the date of grant is discussed below. We estimate forfeitures based on our historical analysis of actual stock option forfeitures. Actual forfeitures are recorded when incurred and estimated forfeitures are reviewed and adjusted at least annually.

Common Stock Valuations

Prior to our IPO, due to the absence of an active market for our common stock, the fair value of our common stock was determined in good faith by our Board (as defined below), with the assistance and upon the recommendation of management, based on a number of objective and subjective factors consistent with the methodologies outlined in the AICPA Practice Aid.

The key assumptions we used in our valuations to determine the fair value of our common stock on each valuation date included forecasted financial performance, multiples of guideline public companies, and a lack of marketability discount.

Following the IPO, such assumptions will not be necessary to determine the value of our common stock which now trades on the New York Stock Exchange.

Employee Retirement and Pension Benefits

The obligations under our defined benefit pension plans are calculated using actuarial models and methods. The most critical assumption and estimate used in the actuarial calculations is the discount rate for determining

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-098

the current value of benefit obligations. Other assumptions and estimates used in determining benefit obligations and plan expenses include expected return on plan assets, inflation rates, and demographic factors such as retirement age, mortality, and turnover. These assumptions and estimates are evaluated periodically and are updated accordingly to reflect our actual experience and expectations.

The discount rate used to determine the benefit obligations was computed through a projected benefit cash flow model. This approach determines the discount rate as the rate that equates the present value of the cash flows (determined using that single rate) to the present value of the cash flows where each cash flow’s present value is determined using the spot rates from the November 30, 2015 Citigroup Liability Discount Curve.

The discount rate utilized to calculate the projected benefit obligation at the measurement date for our U.S. pension plan decreased to 4.00% at December 31, 2016 from 4.25% at December 31, 2015. As the discount rate is reduced or increased, the pension and post retirement obligation would increase or decrease, respectively, and future pension and post-retirement expense would increase or decrease, respectively. Lowering the discount rate by 0.25% would increase the pension and post-retirement obligation at December 31, 2016 by approximately $14.4 million and would increase estimated fiscal year 2017 expense by approximately $1.3 million. Increasing the discount rate by 0.25% would decrease the pension and post-retirement obligation at December 31, 2016 by approximately $13.6 million and would decrease estimated fiscal year 2017 expense by approximately $1.2 million.

We determine the expected long-term rate of return on plan assets based on the plan assets’ historical long-term investment performance, current asset allocation, and estimates of future long-term returns by asset class. Holding all other assumptions constant, a 1% increase or decrease in the assumed rate of return on plan assets would have decreased or increased, respectively, 2016 net periodic pension expense by approximately $2.9 million.

The actuarial assumptions we use in determining our pension benefits may differ materially from actual results because of changing market and economic conditions, higher or lower withdrawal rates, or longer or shorter life spans of participants. While we believe that the assumptions used are appropriate, differences in actual experience or changes in assumptions might materially affect our financial position or results of operations.

Capital Expenditures

We expect that the majority of our capital expenditures will be focused on supporting our cost reduction and efficiency improvement projects, certain growth initiatives, and to a lesser extent, on sustaining our current manufacturing operations. We are subject to health, safety, and environmental regulations that may require us to make capital expenditures to ensure our facilities are compliant with those various regulations.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to various types of market risks, including the effects of adverse fluctuations in foreign currency exchange rates, adverse changes in interest rates, and adverse movements in commodity prices for products we use in our manufacturing. To reduce our exposure to these risks, we maintain risk management controls and policies to monitor these risks and take appropriate actions to attempt to mitigate such forms of market risk.

Exchange Rate Risk

We have global operations and therefore enter into transactions denominated in various foreign currencies. To mitigate cross-currency transaction risk, we analyze significant forecast exposures where we expect receipts

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-099

or payments in a currency other than the functional currency of our operations, and from time to time we may strategically enter into short-term foreign currency forward contracts to lock in some or all of the cash flows associated with these transactions. We also are subject to currency translation risk associated with converting our foreign operations’ financial statements into U.S. dollars. We use short-term foreign currency forward contracts and swaps to mitigate the impact of foreign exchange fluctuations on consolidated earnings. We use foreign currency derivative contracts, with a total notional amount as of July 1, 2017 of $157.0 million, in order to manage the effect of exchange fluctuations on forecasted sales, purchases, acquisitions, inventory and capital expenditures and certain intercompany transactions that are denominated in foreign currencies. We use foreign currency derivative contracts, with a total notional amount as of July 1, 2017 of $71.6 million, to hedge the effects of translation gains and losses on intercompany loans and interest. We also use foreign currency derivative contracts, with a total notional amount as of July 1, 2017 of $180.4 million, to mitigate the impact to our consolidated earnings from the effect of the translation of certain subsidiaries’ local currency results into U.S. dollars. We do not use derivative financial instruments for trading or speculative purposes.

Interest Rate Risk

We are subject to interest rate market risk in connection with our long-term debt, which is primarily floating rate. To manage our interest rate risk we enter into interest rate swaps where we deem it appropriate. We do not use financial instruments for trading or other speculative purposes and are not a party to any leveraged derivative instruments. Our net exposure to interest rate risk is based on the difference between outstanding variable rate debt and the notional amount of our designated interest rate swaps. We assess interest rate risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. We maintain risk management control systems to monitor interest rate risk attributable to both our outstanding or forecasted debt obligations as well as any offsetting hedge positions. The risk management control systems involve the use of analytical techniques, including cash flow sensitivity analysis, to estimate the expected impact of changes in interest rates on our future cash flows.

Our primary interest rate risk is associated with our credit facilities in the U.S., Canada, Australia, and Europe. A hypothetical 100 basis point increase in interest rates would result in an additional $20.2 million in interest expense per annum under our credit facilities, assuming fully-drawn utilization of each facility. Accordingly, we entered into forward starting interest rate swap agreements to effectively change the interest rate on a portion of our variable rate Term Loan Facility to a fixed rate. As of December 31, 2016 we had eight outstanding forward starting interest rate swaps that expire in 2019, two of which became effective September 30, 2015, two of which became effective on June 30, 2016, two of which became effective on September 30, 2016, and two of which became effective on December 30, 2016. These eight interest rate swaps hedge $914.3 million of floating rate debt. Accordingly, after giving effect to such interest rate swaps, a hypothetical 100 basis point increase in interest rates would result in an additional $11.0 million in interest expense per annum under our credit facilities, assuming fully-drawn utilization of each facility. All eight interest rate swaps have been designated as cash flow hedges against variability in future interest rate payments on the Term Loan Facility and are marked to market through consolidated other comprehensive income (loss). Gains and losses are realized in other income (loss) at the time of settlement payment from or to the swap counterparty.

By using derivative financial instruments to hedge exposures to changes in interest rates and foreign currency fluctuations, we are exposed to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes us, which creates credit risk for us. When the fair value of a derivative contract is negative, we owe the counterparty and, therefore, we are not exposed to the counterparty’s credit risk in those circumstances. We attempt to minimize counterparty credit risk in derivative instruments by entering into transactions with high-quality counterparties whose credit rating is at least A. Our derivative instruments do not contain credit risk related contingent features.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-100

Raw Materials Risk

Our major raw materials include glass, vinyl extrusions, aluminum, steel, wood, hardware, adhesives, and packaging. Prices of these commodities can fluctuate significantly in response to, among other things, variable worldwide supply and demand across different industries, speculation in commodities futures, general economic or environmental conditions, labor costs, competition, import duties, tariffs, worldwide currency fluctuations, freight, regulatory costs, and product and process evolutions that impact demand for the same materials. Increasing raw material prices directly impact our cost of sales, and our ability to maintain margins depends on implementing price increases in response to increasing raw material costs. The market for our products may or may not accept price increases, and as such there is no assurance that we can maintain margins in an environment of rising commodity prices. See “Risk Factors—Risks Relating to Our Business and Industry—Prices of the raw materials we use to manufacture our products are subject to fluctuations, and we may be unable to pass along to our customers the effects of any price increases”.

We have not historically used derivatives or similar instruments to hedge commodity price fluctuations. We purchase from multiple, geographically diverse companies in order to mitigate the adverse impact of higher prices for our raw materials. We also maintain other strategies to mitigate the impact of higher raw material, energy, and commodity costs, which typically offset only a portion of the adverse impact.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-101

BUSINESS

Our Company

We are one of the world’s largest door and window manufacturers, and we hold the #1 position by net revenues in the majority of the countries and markets we serve. We design, produce, and distribute an extensive range of interior and exterior doors, wood, vinyl, and aluminum windows, and related products for use in the new construction and R&R of residential homes and, to a lesser extent, non-residential buildings. We attribute our market leadership to our well-established brands, broad product offering, world-class manufacturing and distribution capabilities, and our long-standing customer relationships. Our goal is to achieve best-in-industry financial performance through the rigorous execution of our strategies, to reduce costs and improve quality through the implementation of operational excellence programs, drive profitable organic growth, pursue strategic acquisitions, and develop top talent.

We market our products globally under the JELD-WEN brand, along with several market-leading regional brands such as Swedoor and DANA in Europe and Corinthian, Stegbar, and Trend in Australia. Our customers include wholesale distributors and retailers as well as individual contractors and consumers. As a result, our business is highly diversified by distribution channel, geography, and construction application, as illustrated in the charts below:

(1)	Percentage of net revenues by construction application is a management estimate based on the end markets into which our customers sell.

We believe our global diversification will continue to support our growth as construction activity across our various end markets continues to expand. This diversification also helps to insulate us against over-dependence on the construction trends of any particular market or region.

As one of the largest door and window companies in the world, we have invested significant capital to build a business platform that we believe is unique among our competitors. We operate 117 manufacturing facilities in 19 countries, located primarily in North America, Europe, and Australia. Our global manufacturing footprint is strategically sized and located to meet the delivery requirements of our customers. For many product lines, our manufacturing processes are vertically integrated, enhancing our range of capabilities, our ability to innovate, and our quality control, as well as providing us with supply chain, transportation, and working capital savings. We believe that our manufacturing network allows us to deliver our broad portfolio of products to a wide range of customers across the globe, improves our customer service, and strengthens our market positions.

Our History

We were founded in 1960 by Richard L. Wendt, when he, together with four business partners, bought a millwork plant in Oregon. The subsequent decades were a time of successful expansion and growth as we added

2016 Net Revenues $3,667 million Distribution Channel Geography Construction Application(1)

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-102

different businesses and product categories such as interior doors, exterior steel doors, and vinyl windows. Our first overseas acquisition was Norma Doors in Spain in 1992 and since then we acquired or established numerous businesses in Europe, Australia, Asia, Canada, Mexico, and Chile, making us a truly global company.

In October 2011, Onex acquired a majority of JELD-WEN’s voting interests. The initial investment was made in two tranches: (i) an investment in our convertible preferred stock representing an ownership stake of approximately 58%, and (ii) convertible notes redeemable within 18 months with proceeds from the operations and sale of certain non-core assets (comprised of real estate, service businesses, and other assets not related to door and window manufacturing). In April 2013, the outstanding balance of our convertible notes was converted into additional shares of convertible preferred stock. Subsequent to the initial investment, Onex made two follow-on investments. In 2012, Onex invested $50.0 million to fund a portion of the purchase price of our acquisition of CMI in exchange for additional shares of convertible preferred stock. In 2014, Onex also acquired common stock from an existing common shareholder.

On February 1, 2017, we closed an initial public offering of 28,750,000 shares of our common stock at a public offering price of $23.00 per share. We sold 22,272,727 shares in our IPO and we received $472.7 million in proceeds, net of underwriting discounts, fees and commissions. In addition, Onex sold 6,477,273 shares of our common stock from which we did not receive any proceeds. We used a portion of the net proceeds to us from the offering to repay $375 million of indebtedness outstanding under our Term Loan Facility, and have used and will use the remaining net proceeds to us for working capital and other general corporate purposes, including sales and marketing activities, general and administrative matters, and capital expenditures. After completion of the IPO, Onex owned approximately 59.9% of our outstanding common stock.

On May 31, 2017, we closed a secondary public offering of 16,100,000 shares of our common stock, substantially all of which were owned by Onex, including the exercise by the underwriters of their over-allotment option that closed on June 5, 2017, at a public offering price of $30.75 per share. We did not receive any of the proceeds from the sale of the shares of common stock sold in the May 2017 Secondary Offering. After completion of the May 2017 Secondary Offering, Onex owned approximately 45% of our outstanding common stock, and upon completion of this offering, it is expected that Onex will own approximately     % of our outstanding common stock (or     % if the underwriters’ option to purchase additional shares of common stock from certain of the selling shareholders is exercised in full).

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-103

Our Transformation

After the Onex Investment, we began the transformation of our business from a family-run operation to a global organization with independent, professional management. The transformation accelerated after 2013 with the hiring of a new senior management team strategically recruited from a number of world-class industrial companies. Our new management team has decades of experience driving operational improvement, innovation, and growth, both organically and through acquisitions. We believe that the collective talent and experience of our team is a distinct competitive advantage. Under the leadership of our senior management team, we are systematically transforming our business through the application of process improvement and management tools focusing on three strategic areas: (i) operational excellence by implementing JEM; (ii) profitable organic growth; and (iii) strategic acquisitions. Together with our relentless focus on talent development, we are streamlining our operations, enhancing our manufacturing productivity and quality, leveraging our global sourcing capabilities, aligning our channel management strategies, investing in our brands, driving new product innovations, optimizing our pricing strategy, and executing on strategic acquisitions.

Name	Position	Joined JELD-WEN	Prior Experience

Kirk Hachigian	Chairman	2014	Cooper Industries plc, GE Lighting, and Bain & Company

Mark Beck	President & Chief Executive Officer	2015	Danaher Corporation and Corning Incorporated

L. Brooks Mallard	Executive Vice President & Chief Financial Officer	2014	TRW Automotive Holdings Corporation, Eaton Corporation plc, Cooper Industries plc, and Thomas & Betts Corporation

Laura W. Doerre	Executive Vice President, General Counsel & Chief Compliance Officer	2016	Nabors Industries Ltd.

John Dinger	Executive Vice President & President, North America	2015	Eaton Corporation plc and Cooper Industries plc

Peter Maxwell	Executive Vice President & President, Europe	2015	Eaton Corporation plc and Cooper Industries plc

Peter Farmakis	Executive Vice President & President, Australasia	2013	Dexion Limited, Ciba Specialty Chemicals Corporation, and Smorgon Steel Group Limited

John Linker	Senior Vice President, Corporate Development & Investor Relations	2012	United Technologies Corporation, Goodrich Corporation, and Wells Fargo & Company

Jim Garcia	Senior Vice President, Global JEM Leader	2016	Eaton Corporation plc, Cooper Industries plc, and Delphi Corporation

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-104

Our efforts to date have resulted in significant growth in our profitability. Our Adjusted EBITDA margin has increased by approximately 708 basis points and our Adjusted EBITDA has grown at a 33.9% CAGR, from the year ended December 31, 2013 through the twelve-month period ended July 1, 2017. We are in the early stages of implementing our business transformation and, as a result, we believe we have an opportunity to continue growing our profitability faster than the growth in our end markets.

In the twelve-month period ended July 1, 2017, our net revenues were $3.7 billion, our net income was $351.9 million, and our Adjusted EBITDA was $426.1 million. Adjusted EBITDA has increased by $272.9 million, or 178.1%, and net income has increased by $420.3 million from the year ended December 31, 2013 to the twelve-month period ended July 1, 2017.

Our Competitive Strengths

Global Industry Leader With Strong Brands

We are one of the world’s largest door and window manufacturers, and we hold the #1 position by net revenues in the majority of the countries and markets we serve. We believe our global scale, along with the power of our well-known brands, creates a sustainable competitive advantage in each of our markets. We market our products globally under the JELD-WEN name along with several other well-known and well-respected regional brands, such as Stegbar and Corinthian in Australia and DANA and Swedoor in Europe. Our recent acquisitions of LaCantina, Karona, Aneeta, Trend, Dooria, Breezway, Mattiovi, MMI Door and Kolder have further enhanced our portfolio of strong brand names. Our brands are widely recognized to stand for product quality, innovation, reliability, and service and have received numerous awards and endorsements, including recent recognition from Builder Magazine for brand familiarity, Home Builder Executive Magazine for product innovation, and Professional Builder Magazine for new product introductions.

World-Class Leadership Implementing Lasting Operational Improvements

We have assembled a team of executives from world-class organizations with a track record of driving manufacturing efficiency, cost reduction, product innovation, and profitable growth. Our Chief Executive Officer, Mark Beck, joined our team in 2015 after holding a series of executive management roles with Danaher Corporation and Corning Incorporated, where he had extensive experience leading global organizations, driving growth strategies, and implementing disciplined operational enhancements. Our Chairman, Kirk Hachigian, who joined our team as interim Chief Executive Officer in 2014, was formerly the Chairman and Chief Executive Officer of Cooper Industries after a successful career at General Electric. Most of the members of our senior management team have extensive experience at major global industrial companies, which we believe creates a breadth and depth of operational expertise that is unusual for our industry. Our team has identified and has begun to execute on opportunities for continuous improvement across our platform. These initiatives are focused on manufacturing productivity, channel management, strategic sourcing, pricing discipline, and new product development. Although we remain in the early stages of implementing many of these continuous improvement programs, our efforts already have begun to yield results. Additionally, our leadership team has a proven track record of driving growth through the execution and integration of strategic acquisitions.

Multiple Levers To Grow Earnings

Our leading market positions and brands, world-class management team, and global manufacturing network create multiple opportunities for us to grow our earnings independent of growth in end-market demand. In particular, our management team has identified and is executing on:

•	operational excellence programs to improve our profit margins and free cash flow by reducing costs and improving quality;

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-105

•	initiatives to drive profitable organic sales growth, including new product development, investments in our brands and marketing, channel management, and pricing optimization; and

•	acquisitions to expand our business.

These actions have begun to lead to significant improvements in our profitability over the last two years, which we expect will continue as such initiatives are implemented across our operations globally and become part of our culture.

Long-Standing Customer Relationships

We have long-established relationships with our customers throughout our end markets, including retail home centers, wholesale distributors, and building product dealers. Our relationships are built upon the strength of our brands, the breadth of our product offering, our focus on customer service, and our commitment to quality and innovation. We believe that we are uniquely positioned to serve our large national and multinational customers, because of the breadth of our global manufacturing and sales network. The majority of our top ten customers have purchased our products for 17 years or more. In many of our key markets, we are the only competitor that can offer our customers a diverse range of multiple door and window product lines, further strengthening our relationships with our largest customers. Our relationships with leading distributors and retailers in each of our geographic end markets position us to benefit from the long-term growth in the global housing market and provide us with a valuable network for the introduction of new products developed internally or added through acquisition.

Significant Diversification Across End Markets, Channels, and Geographies

We believe that the diversity of our revenue base across end markets, channels, and geographies provides us with significant benefits relative to our competitors. For example, our diversity with respect to construction application provides insulation from specific trends in our end markets. We believe that this diversification provides us with greater business stability than if we participated in a single market and allows us to participate in growth across all phases of the construction cycle. Furthermore, our global platform of 117 manufacturing facilities across 19 countries enables us to serve customers across approximately 76 countries and helps limit our dependence on a specific geographic region. Although we generate approximately 60% of our net revenues in North America, positioning us for continued growth from the ongoing recovery in the U.S. domestic construction markets, we also generate approximately one-third of our net revenues from a diverse set of European markets that we believe are in the earlier stages of recovery.

Broad Global Manufacturing Network, Vertically Integrated In Key Product Lines

We have invested significant capital to build our global network of 117 manufacturing facilities that is unique among our competition in terms of capability, scale, and capacity. The global nature of our operations allows us to leverage key functions across these operations, such as sourcing and engineering. For many product lines, our manufacturing processes are vertically integrated, enhancing our range of capabilities and quality control as well as providing us with supply chain, transportation, and working capital savings. For example, we produce our own molded interior door skins for use in North America, France, and the U.K., where molded doors are the predominant residential interior door type. As another example of our vertical integration, in our North American wood window business, we start with a whole log, which we cut into lumber at our own sawmill facility, craft the critical components for our window products, and treat the finished product with our proprietary AuraLast wood treatment process. Our operating platform allows us to deliver our broad portfolio of products to customers across the globe, enhances our ability to innovate, optimizes our cost structure, provides greater value and improved service to our customers, and strengthens our market positions.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-106

Our Business Strategy

We seek to achieve best-in-industry financial performance through the disciplined execution of:

•	operational excellence programs, such as JEM, to improve our profit margins and free cash flow by reducing costs and improving quality;

•	initiatives to drive profitable organic sales growth, including new product development, investments in our brands and marketing, channel management, and pricing optimization; and

•	acquisitions to expand our business.

The execution of our strategy is supported and enabled by a relentless focus on talent management. Over the long term, we believe that the implementation of our strategy is largely within our control and is less dependent on external factors. The key elements of our strategy are described further below.

Expand Our Margins and Free Cash Flow Through Operational Excellence

With 117 manufacturing facilities around the world and over 20,000 dedicated employees, we have a global manufacturing footprint that is unique in the door and window industry. We have identified a substantial opportunity to improve our profitability by building a culture of operational excellence and continuous improvement across all aspects of our business through our JEM initiative. Historically, we were not centrally managed and had a limited focus on continued cost reduction, operational improvement, and strategic material sourcing. This resulted in profit margins that were lower than our building products peers and far lower than what would typically be expected of a world-class industrial company.

Our senior management team has a proven track record of implementing operational excellence programs at some of the world’s leading industrial manufacturing businesses, and we believe the same successes can be realized at JELD-WEN. Key areas of focus of our operational excellence program include:

•	reducing labor costs, overtime, and waste by optimizing planning and manufacturing processes;

•	reducing or minimizing increases in material costs through strategic global sourcing and value-added re-engineering of components, in part by leveraging our significant spend and the global nature of our purchases; and

•	reducing warranty costs by improving quality.

We are in the early stages of implementing our strategic initiatives, including JEM, to develop a culture of operational excellence and continuous improvement. Our initial actions have already helped us to realize higher profit margins in all three reporting segments. We believe that our focus on operational excellence will result in the continued expansion of our profit margins and free cash flow as we systematically transform our business.

Drive Profitable Organic Sales Growth

We seek to deliver profitable organic revenue growth through several strategic initiatives, including new product development, brand and marketing investment, channel management, and continued pricing optimization. These strategic initiatives will drive our sales mix to include more value-added, higher margin products.

•

New Product Development: Our management team has renewed our focus on innovation and new product development. We believe that leading the market in innovation will enhance demand for our products, increase the rate at which our products are specified into home and non-residential designs,

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-107

and allow us to sell a higher margin product mix. For example, in North America, we have recently increased our investment in research and development by hiring over 20 engineers, who will work closely with our expanded group of product line managers to identify unmet market needs and develop new products. We have also implemented a rigorous new governance process that prioritizes the most impactful projects and is expected to improve the efficiency and quality of our research and development efforts. We have launched several new product lines and line extensions in North America in recent years, such as the Architectural Fiberglass door series, Premium Vinyl window series, DF Hybrid window, and the Moda door collection. In Australia, we recently launched a new Deco contemporary door product line, a blonde oak door series and the Alumiere aluminum window series. In Europe, we recently launched new door offerings that include features such as 3-D printing and concealed frames, as well as enhanced levels of security, safety, and impact resistance. While product specifications and certifications vary from country to country, the global nature of our operations allows us to leverage our global innovation capabilities and share new product designs across our markets. An example of global sharing of innovation is the “soft close” door system, which is based on hardware originally designed and manufactured by our European operations that is now being offered in North America and Australia.

•	Brand and Marketing Investment: We recently began to make meaningful investments in new marketing initiatives designed to enhance the positioning of the JELD-WEN family of brands. Our new initiatives include marketing campaigns focused on the distributor, builder, architect, and consumer communities. At the trade and architect level, we have invested in print media as well as social media, with a focus on our “whole home” offering of doors and windows. At the consumer level, we have recently invested in television advertising as well as partnerships such as “Dream Home Giveaway” on HGTV in the U.S. and the “House Rules” television show in Australia. Consistent with our efforts to drive operational excellence across all areas of our business, we are implementing research-based analytical tools to help optimize the effectiveness of our marketing efforts. We believe these branding initiatives are educating and building awareness with consumers, architects, and designers, as well as increasing the frequency with which our products are sought after by consumers and specified by builders and architects.

•	Channel Management: We are implementing initiatives and investing in tools and technology to enhance our relationships with key customers, make it easier for them to source from JELD-WEN, and support their ability to sell our products in the marketplace. Our recent technology investments are focused on improving the customer experience, including new quoting software, a new “Partners Portal” web interface, and a centralized repository of building information modeling files for architects, which are used to specify our products into architectural drawings. In many cases these initiatives are designed to incentivize our customers to sell our higher margin and value-added products. These incentives help our customers grow their businesses in a profitable manner while also improving our sales volumes and the margin of our product mix. For example, our new True BLU dealer management program groups our North American distribution customers into tiers based on the breadth and sales volume of JELD-WEN door and window products they carry, and provides benefits and rewards to each customer based on their tier classification. The True BLU program provides a strong incentive for distribution customers to increase the number of JELD-WEN products that they sell, providing us with opportunities to further penetrate the market with our more complete solution.

•

Pricing Optimization: We are focused on profitable growth and will continue to employ a strategic approach to pricing our products. Pricing discipline is an important element of our effort to improve our profit margins and earn an appropriate return on our invested capital. Over the past three years we have realized meaningful pricing gains by increasing our focus on customer- and product-level profitability in order to improve the profitability of certain underperforming lines of business. In addition, we have changed our historical approach in certain cases from pricing products based on

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-108

contribution margin targets to an approach of pricing products based on fully loaded cost, which includes the capital we have invested in our manufacturing capacity, research and development capabilities, and brand equity.

Complement Core Earnings Growth With Strategic Acquisitions

Collectively, our senior management team, including our Chairman, has acquired and integrated more than 100 companies during their careers. Leveraging this collective experience, we have developed a disciplined governance process for identifying, evaluating, and integrating acquisitions. Since 2015, we have completed nine acquisitions across North America, Europe, and Australasia. Our strategy focuses on three types of opportunities:

•	Market Consolidation Opportunities: The competitive landscape in several of our key markets remains highly fragmented, which creates an opportunity for us to consolidate smaller companies, enhance our market-leading positions, and realize synergies through the elimination of duplicate costs. Our recent acquisitions of Mattiovi (Finland), Dooria (Norway), Kolder (Australia), and Trend (Australia) are examples of this strategy.

•	Enhancing Our Portfolio of Products and Service Offerings: We strive to provide the broadest range of doors and windows to our customers so that we can enhance our share of their overall spend. Along with our organic new product development pipeline, we seek to expand our door and window product and service portfolio by acquiring companies that have developed unique products, technologies, or value-added services. Our recent acquisitions of Karona (stile and rail doors), LaCantina (folding and sliding wall systems), Aneeta (sashless windows), Breezway (louver windows), and MMI Door (value-added supplier of customized door systems) are examples of this strategy.

•	Product Adjacencies and New Geographies: Opportunities also exist to expand our company through the acquisition of complementary door and window manufacturers in new geographies as well as providers of product adjacencies. While this has not been a major focus in recent years, we expect it to be a key element in our long-term growth.

Our Products

We provide a broad portfolio of interior and exterior doors, windows, and related products, manufactured from a variety of wood, metal, and composite materials and offered across a full spectrum of price points. In the year ended December 31, 2016, our door sales accounted for 67% of net revenues, our window sales accounted for 24% of net revenues, and our other ancillary products and services accounted for 9% of net revenues.

Doors

We are the #1 residential door provider by net revenues in the majority of our geographic markets. We hold #1 positions in residential doors by net revenues in the U.S., Australia, Germany, Switzerland, Austria, and Scandinavia (which is comprised of Denmark, Sweden, Norway, and Finland). We hold #2 positions in residential doors by net revenues in Canada and the U.K. We offer a full line of residential interior and exterior door products, including patio doors and folding or sliding wall systems. Our non-residential door product offering is concentrated in Europe, where we are the #1 non-residential door provider by net revenues in Germany, Austria, Switzerland, and Scandinavia. In order to meet the style, design, and durability needs of our customers across a broad range of price points, our product portfolio encompasses many types of materials, including wood veneer, composite wood, steel, glass, and fiberglass. Our interior and exterior residential door models generally retail at prices ranging from $30 to $40 for our most basic products to several thousand dollars for our high-end exterior doors. Our highest volume products include molded interior doors, which are made

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-109

from two composite molded door skins joined by a wooden frame and filled with a hollow honey-cell core or other solid core materials. These low-cost doors are the most popular choice for interior residential applications in North America and also are prevalent in France and the U.K. In Europe, we also sell highly engineered non-residential doors, with features such as soundproofing, fire resistance, radiation resistance, and added security. We also manufacture stile and rail doors in our Southeast Asia manufacturing facilities, as well as in the U.S. through our recent acquisition of Karona. Additionally, we offer profitable value-added services in all of our markets, including pre-hanging and pre-finishing. These services are valued by labor constrained customers and allow us to capture more profit from the sale of our door products. Our newest door product offering includes folding and sliding wall systems through our recent acquisition of LaCantina, which closed in October 2015.

We manufacture our own composite molded skins for our interior door business. In the last several years, we have added significant door skin capacity into the North America market, primarily as a result of the opening of our facility in Dodson, Louisiana.

Windows

We hold the #3 position by net revenues in residential windows in the U.S. and the #1 position in Australia and Canada. We manufacture wood, vinyl, and aluminum windows in North America, wood and aluminum windows in Australia, and wood windows in the U.K. Our window product lines comprise a full range of styles, features, and energy-saving options in order to meet the varied needs of our customers in each of our regional end markets. For example, our high performance wood and vinyl windows with multi-pane glazing and superior energy efficiency properties are in greater demand in Canada and the northern U.S. By contrast, our lower-cost aluminum framed windows are popular in some regions of the southern U.S., while in coastal Florida certain local building codes require windows that can withstand the impact of debris propelled by hurricane-force winds. Wood windows are prevalent as a high-end option in all of our markets because they possess both insulating qualities and the beauty of natural wood. In North America our wood windows and patio doors include our proprietary AuraLast treatment, which is a unique water-based wood protection process that provides protection against wood rot and decay. We believe AuraLast is unique in its ability to penetrate and protect the wood through to the core, as opposed to being a shallow or surface-only treatment. Our newest window product offerings include sashless window systems through our recent acquisition of Aneeta, which closed in August 2015 and louver window systems through our acquisition of Breezway which closed in August 2016. Our windows typically retail at prices ranging from $100 to $200 for a basic vinyl window to over $1,000 for a custom energy-efficient wood window. We believe that our innovative energy-efficient windows position us to benefit from increasing environmental awareness among consumers and from changes in local building codes. In recognition of our expansive energy-efficient product line, we have been an ENERGY STAR partner since 1998.

Other Ancillary Products and Services

In certain regions, we sell a variety of other products that are ancillary to our door and window offerings, which we do not classify as door or window sales. These products include shower enclosures and wardrobes, moldings, trim board, lumber, cutstock, glass, staircases, hardware and locks, cabinets, and screens. Molded door skins sold to certain third-party manufacturers, as well as miscellaneous installation and other services, are also included in this category.

We sell molded door skins to certain customers pursuant to long-term contracts, and these customers in turn use the molded door skins to manufacture interior doors and compete directly against us in the marketplace. We have given notice of termination of one of these contracts, pursuant to which that contract will expire at the end

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-110

of its term. The counterparty to this agreement has asserted various claims against us and has filed a complaint on purported antitrust, breach of contract, breach of warranty, and tort grounds. We believe their claims lack merit and intend to defend vigorously against this action. For additional information, see “—Legal Proceedings”.

Our End Markets

We operate within the global market for residential and non-residential doors and windows with sales spanning 76 countries. While we operate globally, the markets for doors and windows are regionally distinct with suppliers manufacturing finished goods in proximity to their customers. Finished doors and windows are generally bulky, expensive to ship, and, in the case of windows, fragile. Designs and specifications of doors and windows also vary from country to country due to differing construction methods, building codes, certification requirements, and consumer preferences. Customers also demand short delivery times and can require special order customizations. We believe that we are well-positioned to meet the global demands of our customers due to our market leadership, strong brands, broad product line, and strategically located manufacturing and distribution facilities.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-111

The table below highlights the breadth of our global operations as of and for the year ended December 31, 2016:

	North America	Europe	Australasia
% Net Revenues	59%	27%	14%
Manufacturing Facilities(1)	44	30	43
Key Market Positions(2)	• #1 in residential doors in the U.S. • #2 in residential doors in Canada • #3 in residential windows in the U.S. • #1 in residential windows in Canada

•    #1 in residential doors

–    #1 in residential doors in Germany, Switzerland, Austria, and Scandinavia

–    #2 in residential doors in the U.K.

–    #3 in residential doors
in France

•    #1 in non-residential doors

–    #1 in non-residential doors in Germany, Switzerland, Scandinavia, and Austria

–    #3 in non-residential doors in France

• #1 in residential doors in Australia • #1 in residential windows in Australia
Net Revenues by Product Type	• Doors (59%) • Windows (32%) • Other (9%)	• Doors (95%) • Windows (2%) • Other (3%)	• Doors (41%) • Windows (26%) • Other (33%)
Net Revenues by Construction Application(3)	• Residential R&R (54%) • Residential new construction (45%) • Non-residential (1%)	• Residential R&R (37%) • Residential new construction (29%) • Non-residential (34%)	• Residential R&R (25%) • Residential new construction (73%) • Non-residential (2%)
Key Brands(1)	• JELD-WEN • CraftMaster • LaCantina • Karona	• JELD-WEN • Swedoor • DANA • Dooria • Alupan • Mattiovi	• JELD-WEN • Stegbar • Corinthian • Trend • Aneeta • Regency • Breezway

(1)	As of July 1, 2017.
(2)	Based on the Freedonia Report. Our market position is based on rankings by net revenues. Europe segment market position is based on net revenues in Germany, Austria, Switzerland, France, the U.K., and Scandinavia.
(3)	Percentage of net revenues by construction application is a management estimate based on the end markets into which our customers sell.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-112

Our operations are managed and reported in three reportable segments, organized and managed principally by geographic region. Our reportable segments are North America, Europe and Australasia. We report all other business activities in Corporate and unallocated costs. Factors considered in determining the three reportable segments include the nature of business activities, the management structure accountable directly to the chief operating decision maker for operating and administrative activities, the discrete financial information available and the information presented to the chief operating decision maker.

North America

In our North America segment, we primarily compete in the market for residential doors and windows in the U.S. and Canada. We are the only manufacturer that offers a full line of interior and exterior door and window products, allowing us to offer a more complete solution to our customer base. We believe that our total market opportunity in North America also includes non-residential applications, other related building products, and value-added services. We believe that the significant contributions from R&R construction activity provide these markets with enhanced stability during periods of stagnant or declining new construction activity. We believe that our leading position in the North American market will enable us to benefit from continued market recovery in residential construction activity over the next several years.

Europe

The European market for doors is highly fragmented, and we have the only platform in the industry capable of serving nearly all European countries. In our Europe segment, we primarily compete in the market for residential and non-residential doors in Germany, the U.K., France, Austria, Switzerland, and Scandinavia. We believe that our total market opportunity in Europe also includes other European countries, other door product lines, related building products, and value-added services. Although construction activity in Europe has been slower to recover compared to construction activity in North America, new construction and R&R activity is expected to increase across Europe over the next several years.

Australasia

In our Australasia segment, we primarily compete in the market for residential doors and windows in Australia, where we hold the #1 position by net revenues. We believe that our total market opportunity in the Australasia region also includes non-residential applications, and other countries in the region, as well as other related building products, and value-added services. For example, we also sell a full line of shower enclosures and wardrobes throughout Australia.

Materials

Historically our sourcing function operated primarily in a regional, decentralized model. With our recent leadership transformation, we have increased our focus on making global sourcing a competitive advantage, as evidenced by our hiring in early 2016 of an experienced procurement executive to lead our global sourcing function. Under his leadership, our focus has been and will continue to be on minimizing material costs through strategic global sourcing and value-added re-engineering of components. We believe leveraging our significant spending and the global nature of our purchases will allow us to achieve these goals.

We generally maintain a diversified supply base for the materials used in our manufacturing operations. Materials represented approximately 51% of our cost of sales in the year ended December 31, 2016. The primary materials used for our door business include wood, wood veneers, wood composites, steel, glass, internally produced door skins, fiberglass compound, and hardware, as well as petroleum-based products such as resin and

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-113

binders. The primary materials for our window business include wood, wood components, glass, hardware, aluminum extrusions, and vinyl extrusions. Wood components for our window operations are sourced primarily from our own manufacturing plants, which allow us to improve margins and take advantage of our proprietary technologies such as our AuraLast wood treatment process.

We track commodities in order to understand our vendors’ costs, realizing that our costs are determined by the broader competitive market as well as by increases in the inputs to our vendors. In order to manage the risk in material costs, we develop strategic relationships with suppliers, routinely evaluate substitute components, develop new products, vertically integrate where applicable and seek alternative sources of supply from multiple vendors and often from multiple geographies.

Seasonality

In a typical year, our operating results are impacted by seasonality. Historically, peak season for home construction and remodeling in our North America and Europe segments, which represent the substantial majority of our revenues, generally corresponds with the second and third calendar quarters, and therefore our sales volume is usually higher during those quarters. Seasonal variations in operating results may be impacted by inclement weather conditions, such as cold or wet weather, which can delay construction projects.

Sales and Marketing

We actively market and sell our products directly to our customers around the world through our global sales force and indirectly through our marketing and branding initiatives. Our global sales force, which is organized and managed regionally, includes over 1,000 sales professionals. Our sales force focuses on building and maintaining relationships with key customers as well as managing customer supply needs and arranging in-store promotional initiatives. In North America, we also have a dedicated team that focuses on our large home center customers. We have recently made significant investments in tools and technologies to enhance the effectiveness of our sales force and improve ease of doing business. For example, we are in the process of deploying Salesforce.com on a global basis, which will provide us with a common global customer relationship management platform. In addition, we are in the process of simplifying our order entry process by implementing online configuration tools. We have introduced an electronic ordering system for easy order placement, and we intend to expand our online retail sales. Our new strategy also includes initiatives focused on expanding our market through the use of social media. To date, these initiatives have included hosting videos and increasing our presence on Facebook.

Consistent with our new pricing strategies, we have restructured the commission and incentive plans of our sales team to drive focus on achieving profitable growth. We have also invested significantly in our architectural sales force by adding staff and tools to increase the frequency with which our products are specified by architects. We believe these investments will increase sales force effectiveness, create pull-through demand, and optimize sales force productivity.

We believe that our broad product portfolio of both doors and windows in North America and Australasia is a competitive advantage as it allows us to cross-sell our door and window products to our end customers, many of whom find it more efficient to choose one supplier for their door and window needs on a given project. None of our primary competitors in these regions offer a similarly complete range of windows as well as interior and exterior doors.

Research and Development

Following a number of years during and after the global financial crisis of limited investment in new product development, a core element of our strategy is a renewed focus on innovation and the development of

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-114

new products and technologies. We believe that leading the market in innovation will enhance demand for our products and allow us to sell a higher margin product mix. Our research and development efforts encompass new product development, derivative product development, as well as value added re-engineering of components in our existing products leading to reduced costs and manufacturing efficiencies. For example, in North America, we have recently increased our investment in research and development by hiring over 20 engineers, who will work closely with our expanded group of product line managers to identify unmet market needs and develop new products. In total, we have increased our research and development headcount by 45 people and launched over 500 products since 2013. We have also designed a new governance process that prioritizes the most impactful projects and is expected to improve the efficiency and quality of our research and development efforts. The governance process is currently being deployed globally, such that we can leverage best practices from region to region. Additionally, a substantial driver of our 2015 and 2016 acquisition activity was increasing access to new and innovative products. We believe that these investments in research and development will create a competitive advantage for us.

Although product specifications and certifications vary from country to country, the global nature of our operations allows us to leverage our global innovation capabilities and share new product designs across our markets. We believe that the global nature of our research and development capabilities is unique among our door and window competition. An example of global sharing of innovation is the “soft close” door system, which is based on hardware originally designed and manufactured by our European operations that is now being offered in North America and Australia. Additionally, we have successfully launched new door designs into our North American and Australian markets that were originally developed in our European operations.

Customers

We sell our products worldwide to more than 20,000 customer locations. We have well-established relationships with numerous customers throughout the door and window distribution chain in each of our end markets, including retail home centers, wholesale distributors, and building product dealers that supply homebuilders, contractors, and consumers. Our wholesale customers include such industry leaders as BMC/Stock Building Supply, ProBuild/Builders First Source, American Building Supply, Saint-Gobain, and the Holzring group. Our home center customers include, among others, The Home Depot, Lowes, and Menards in North America; B&Q, Howdens, and Bauhaus in Europe; and Bunnings Warehouse in Australia. We have maintained relationships with the majority of our top ten customers for over 18 years and believe that the strength and tenure of our customer relationships is based on our ability to produce and deliver high-quality products quickly and in the desired volumes for a reasonable cost. Our top ten customers together accounted for approximately 37% of our gross revenues in the year ended December 31, 2016, and our largest customer, The Home Depot, accounted for approximately 17% of our gross revenues in the year ended December 31, 2016.

Competition

The door and window industry is highly competitive and includes a number of regional and international competitors. Competition is largely based on the functional and aesthetic quality of products, service quality, distribution capability and price. We believe that we are well-positioned in our industry due to our leading brands, our broad product lines, our consistently high product quality and service, our global manufacturing and distribution capabilities, and our extensive multi-channel distribution. For North American interior doors, our major competitors include Masonite and several smaller independent door manufacturers. For North American exterior doors, competitors include Masonite, Therma-Tru (a division of Fortune Brands), and Plastpro. The North American window market is highly fragmented, with sizable competitors including Anderson, Pella, Marvin, Ply-Gem, and Milgard (a division of Masco). The door manufacturers that we primarily compete with in our European markets include Huga, Prüm/Garant, Viljandi, Masonite, Keyor, and Herholz. The competitive

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-115

landscape in Australia is varied across the door and window markets. In the Australian door market, Hume Doors is our primary competitor, while in the window, shower screen, and wardrobe markets we largely compete against a fragmented set of smaller companies.

Intellectual Property

We rely primarily on patent, trademark, copyright, and trade secret laws and contractual commitments to protect our intellectual property and other proprietary rights. Generally, registered trademarks have a perpetual life, provided that they are renewed on a timely basis and continue to be used properly as trademarks. We intend to maintain the trademark registrations listed below so long as they remain valuable to our business.

Our U.S. window and door trademarks include JELD-WEN, AuraLast, MiraTEC, Extira, LaCANTINA, Karona, ImpactGard, JW, Aurora, MMI Door, and IWP. Our trademarks are either registered or have long been used as a common law trademark by the Company. The trademarks we use outside the U.S. include the Stegbar, Regency, William Russell Doors, Airlite, Trend, The Perfect Fit, Aneeta, Breezway, Kolder, and Corinthian marks in Australia, and Swedoor, Dooria, DANA, Mattiovi, and Alupan in Europe.

Properties

We operate 117 manufacturing facilities, 24 distribution facilities, and 54 showrooms (which are often co-located with a manufacturing or distribution facility) located in 23 countries. In addition, we also own and lease other properties, including sales offices, closed facilities, and administrative office space in Klamath Falls, Oregon, which we own, as well as Charlotte, North Carolina; Birmingham, U.K.; and Sydney, Australia, each of which we lease. Our facilities in the U.S., Canada, St. Kitts, Chile, Peru, and Mexico are used primarily for operations involving our North America segment; our facilities in the U.K., France, Austria, Switzerland, Hungary, Germany, Sweden, Denmark, Latvia, Estonia, Finland, and Russia are used primarily for operations involving our Europe segment; and our facilities in Australia, New Zealand, Malaysia, and Indonesia are used primarily for operations involving our Australasia segment. The following table provides certain information regarding our manufacturing, distribution, and showroom facilities.

Country	Facility Location	Operations	Status
U.S.	Ozark, AL	Manufacturing (doors)	Leased
	Wedowee, AL	Manufacturing (doors)	Leased
	Phoenix, AZ	Distribution	Owned
	Oceanside, CA	Manufacturing (wall systems)	Leased
	Rocklin, CA	Manufacturing (doors)	Owned
	Vista, CA	Manufacturing (windows)	Leased
	Coral Springs, FL	Distribution	Owned
	Kissimmee, FL	Manufacturing (doors)	Owned
	Venice, FL	Manufacturing (windows)	Leased
	Aiea, HI	Manufacturing (windows)	Leased
	Grinnell, IA	Manufacturing (multiple)	Owned
	Rantoul, IL	Manufacturing (windows)	Owned
	Ligonier, IN	Manufacturing (doors)	Owned
	Dodson, LA	Manufacturing (door skins)	Owned
	Caledonia, MI	Manufacturing (doors), Distribution	Leased
	Grand Rapids, MI	Manufacturing (doors)	Owned

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-116

	Lexington, NC	Manufacturing (doors)	Owned
	North Wilkesboro, NC	Manufacturing (door skins)	Owned
	Mt. Vernon, OH	Manufacturing (windows)	Owned
	Pataskala, OH	Distribution	Leased
	Bend, OR	Manufacturing (multiple)	Owned
	Chiloquin, OR	Manufacturing (doors)	Owned
	Klamath Falls, OR	Manufacturing (multiple)	Owned
	Stayton, OR	Manufacturing (windows)	Owned
	Pottsville, PA	Manufacturing (doors)	Owned
	Ringtown, PA	Manufacturing (multiple)	Owned
	Towanda, PA	Manufacturing (windows)	Owned
	Garland, TX	Manufacturing (doors)	Leased
	Grand Prairie, TX	Distribution	Leased
	Sulphur Springs, TX	Manufacturing (doors)	Owned
	Ludlow, VT	Manufacturing (doors)	Owned
	North Springfield, VT	Distribution	Leased
	Kent, WA	Distribution	Leased
	Tukwila, WA	Manufacturing (coatings)	Leased
	Yakima, WA	Manufacturing (windows)	Owned
	Hawkins, WI	Manufacturing (windows)	Owned
	Craigsville, WV	Manufacturing (door skins)	Owned
Canada	Calgary, AB	Distribution (multiple)	Leased
	Edmonton, AB	Distribution	Leased
	Abbottsford, BC	Distribution	Leased
	Winnipeg, MB	Manufacturing (windows), Distribution	Owned
	Amherst, NS	Distribution	Owned
	Vaughn, ON	Manufacturing (windows)	Leased
	St. Apollinaire, QC	Manufacturing (windows)	Owned
	St. Henri, QC	Manufacturing (doors)	Owned
	Saskatoon, SK	Distribution	Leased
St. Kitts	Basseterre	Distribution	Owned
Chile	Santiago	Manufacturing (doors)	Owned
Peru	Lima	Manufacturing (doors)	Leased
Mexico	Tijuana	Manufacturing (multiple)	Owned
U.K.	Melton Mowbray	Manufacturing (multiple), Distribution	Both
	Penrith	Manufacturing (doors)	Owned
	Sheffield	Manufacturing (doors)	Owned
France	Eauze	Manufacturing (doors)	Owned
	Ussel	Manufacturing (doors)	Owned
Austria	Linz	Showroom	Leased
	Pockstein	Manufacturing (doors)	Leased
	Salzburg	Showroom	Leased
	Vienna	Showroom	Leased
	Spital am Pyhrn	Manufacturing (doors)	Owned
Croatia	Zagreb	Showroom	Leased
Switzerland	Bremgarten	Manufacturing (doors)	Owned
	Chatel Saint Denis	Showroom	Leased
	Rothrist	Showroom	Leased
	Zurich	Showroom	Leased

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-117

Hungary	Lenti	Manufacturing (doors)	Owned
Germany	Gutersloh	Distribution	Leased
	Mittweida	Manufacturing (frames)	Owned
	Oettingen	Manufacturing (doors)	Owned
Sweden	Aastorp	Manufacturing (doors)	Owned
	Forserum	Manufacturing (doors)	Owned
	Kungsater	Manufacturing (doors)	Owned
	Vannas	Manufacturing (doors)	Owned
Denmark	Herning	Manufacturing (doors)	Owned
	Logstor	Manufacturing (doors)	Owned
	Sdr. Felding	Manufacturing (doors)	Owned
Latvia	Aizkraukle	Manufacturing (multiple)	Owned
	Dobele	Manufacturing (doors)	Owned
Estonia	Rakvere	Manufacturing (multiple)	Owned
Finland	Kuopio	Manufacturing (doors)	Owned
	Vaasky	Manufacturing (doors)	Owned
	Alavus	Manufacturing (doors)	Owned
	Laitila	Manufacturing (doors)	Leased
	Posio	Manufacturing (frames)	Leased
Russia	St. Petersburg	Distribution	Leased
Australia	Hume, ACT	Manufacturing (multiple)	Leased
	Alexandria, NSW	Showroom	Leased
	Batemans Bay, NSW	Showroom	Leased
	Brookvale, NSW	Manufacturing (windows), Showroom	Leased
	Cardiff, NSW	Manufacturing (multiple), Showroom	Leased
	Chatswood, NSW	Showrooms (multiple)	Leased
	Coffs Harbor, NSW	Distribution	Leased
	Dubbo, NSW	Showroom	Leased
	Girraween, NSW	Manufacturing (windows)	Leased
	Kotara, NSW	Showroom	Leased
	Lansvale, NSW	Manufacturing (windows)	Owned
	Moorebank, NSW	Manufacturing (showerscreens/wardrobes), Showroom	Leased
	Ourimbah, NSW	Manufacturing (multiple), Showrooms (multiple)	Leased
	Port Macquarie, NSW	Showroom	Leased
	Queanbeyan, NSW	Manufacturing (multiple)	Owned
	Tamworth, NSW	Manufacturing (windows), Showroom	Leased
	Taren Point, NSW	Showroom	Leased
	Thornleigh, NSW	Showroom	Leased
	South Windsor, NSW	Manufacturing (windows), Showroom	Leased
	St. Marys, NSW	Manufacturing (doors)	Owned
	Wollongong, NSW	Showroom	Leased
	Winnellie, NT	Distribution	Leased
	Acacia Ridge, QLD	Manufacturing (doors)	Owned
	Bundall, QLD	Showroom	Leased
	Caboolture, QLD	Manufacturing (windows), Showroom	Leased
	Cairns, QLD	Showroom	Leased
	Coorparoo, QLD	Manufacturing (windows), Showrooms (multiple)	Leased
	Currajong, QLD	Distribution	Leased
	Helensvale, QLD	Manufacturing (windows)	Owned

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-118

	Hervey Bay, QLD	Showroom	Leased
	Kedron, QLD	Showroom	Leased
	Maroochydore, QLD	Distribution, Showroom	Leased
	Morningside, QLD	Manufacturing (windows)	Leased
	Northgate, QLD	Manufacturing (glass)	Leased
	Ormeau, QLD	Manufacturing (multiple), Showroom	Leased
	Stones Corner, QLD	Showroom	Leased
	Toowoomba, QLD	Showroom	Leased
	Yatala, QLD	Manufacturing (multiple), Showroom	Owned
	Edwardstown, SA	Showroom	Leased
	Pooraka, SA	Manufacturing (windows), Showroom	Leased
	Regency Park, SA	Manufacturing (multiple), Showrooms (multiple)	Both
	Salisbury, SA	Manufacturing (windows)	Leased
	Unley, SA	Showroom	Leased
	Airport West, VIC	Showroom	Leased
	Albury, VIC	Manufacturing (multiple), Showroom	Leased
	Ballarat, VIC	Showrooms (multiple)	Leased
	Bayswater, VIC	Manufacturing (windows), Showroom	Leased
	Bendigo, VIC	Showroom	Leased
	Campbellfield, VIC	Showroom	Leased
	Clayton, VIC	Manufacturing (multiple), Showroom	Leased
	Dandenong, VIC	Manufacturing (doors)	Owned
	Mitcham, VIC	Manufacturing (windows)	Leased
	North Geelong, VIC	Showroom	Leased
	Rowville, VIC	Manufacturing (multiple), Showroom	Owned
	Seaford, VIC	Manufacturing (windows)	Leased
	Shepparton, VIC	Showroom	Leased
	South Geelong, VIC	Showroom	Leased
	Canning Vale, WA	Manufacturing (doors)	Owned
	Wangara, WA	Manufacturing (multiple), Showroom	Leased
	Welshpool, WA	Distribution	Leased
New Zealand	East Tamaki	Distribution	Leased
Malaysia	Klang	Manufacturing (multiple)	Owned
Indonesia	Cicadas	Manufacturing (doors)	Owned

Employees

As of December 31, 2016, we employed approximately 20,600 people. Of our total number of employees, approximately 10,700 are employed in operations included in our North America segment, approximately 6,000 are employed in operations included in our Europe segment, and approximately 3,900 are employed in operations included in our Australasia segment.

Two facilities in the U.S. are covered by collective bargaining agreements, which represent approximately 470 employees. Approximately 21% of our employees in Canada work at facilities covered by collective bargaining agreements. In total, approximately 1,100, or 11%, of our employees in the U.S. and Canada are unionized workers. As is common in Europe and Australia, the majority of our facilities there are covered by work councils and/or labor agreements. We believe we have satisfactory relationships with our employees and, to the extent applicable, with our organized labor unions.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-119

Environmental Matters

The geographic breadth of our facilities and the nature of our operations subject us to extensive environmental, health, and safety laws and regulations in jurisdictions throughout the world. Such laws and regulations relate to, among other things, air emissions, the treatment and discharge of wastewater, the discharge of hazardous materials into the environment, the handling, storage, use and disposal of solid, hazardous and other wastes, worker health and safety, or otherwise relate to health, safety, and protection of the environment. Many of our products are also subject to various laws and regulations such as building and construction codes, product safety regulations, and regulations and mandates related to energy efficiency.

The nature of our operations, which involve the handling, storage, use, and disposal of hazardous wastes, exposes us to the risk of liability and claims associated with contamination at our current and former facilities or sites where we have disposed of or arranged for the disposal of waste, or with the impact of our products on human health and safety and the environment. Laws and regulations with respect to the investigation and remediation of contaminated sites can impose joint and several liability for releases or threatened releases of hazardous materials upon statutorily defined parties, including us, regardless of fault or the lawfulness of the original activity or disposal. We have been subject to claims, including having been named as a potentially responsible party, in certain proceedings initiated pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, and similar state and foreign laws, regulations, and statutes, and may be named a potentially responsible party in other similar proceedings in the future. Unforeseen expenditures or liabilities may arise in connection with such matters.

We have also been the subject of certain environmental regulatory actions by the EPA and state regulatory agencies in the U.S. and foreign governmental authorities in jurisdictions in which we operate, and are obligated to make certain expenditures in settlement of those actions. We do not expect expenditures for compliance with environmental laws and regulations to have a material adverse effect on our results of operations or competitive position. However, the discovery of a presently unknown environmental condition, changes in environmental requirements or their enforcement, or other unanticipated events, may give rise to unforeseen expenditures and liabilities which could be material.

For more information, see “Risk Factors—Risks Relating to Our Business and Industry—We may be subject to significant compliance costs as well as liabilities under environmental, health, and safety laws and regulations”, “Risk Factors—Risks Relating to Our Business and Industry—We may be subject to significant compliance costs with respect to legislative and regulatory proposals to restrict emissions of greenhouse gasses, or ‘GHGs’”, and “—Legal Proceedings—Environmental Regulatory Actions”.

Environmental Sustainability

We strive to conduct our business in a manner that is environmentally sustainable and demonstrates environmental stewardship. To that end, we pursue processes that are designed to minimize waste, maximize efficient utilization of materials, and conserve resources, including using recycled and reused materials to produce portions of our products. We continue to evaluate and modify our manufacturing and other processes on an ongoing basis to further reduce our impact on the environment. We believe in the importance of our employees sharing our commitment and we strive to recruit, educate, and train our employees in these values on an ongoing basis throughout their careers with us.

Legal Proceedings

We are involved in various legal proceedings, claims, and government audits arising in the ordinary course of business. We record our best estimate of a loss, including estimated defense costs, when the loss is considered probable and the amount of such loss can be reasonably estimated. When a loss is probable and there is a range of estimated loss with no best estimate within the range, we record the minimum estimated liability related to the lawsuit or claim. As additional information becomes available, we assess the potential liability related to pending litigation and claims and revise our

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-120

accruals if necessary. Because of uncertainties related to the resolution of lawsuits and claims, the ultimate outcome may differ materially from our estimates. In the opinion of management and based on the liability accruals provided, the ultimate exposure with respect to these lawsuits and claims is not expected to have a material adverse effect on our consolidated financial position or cash flows, although they could have a material adverse effect on our operating results for a particular reporting period.

We sell molded door skins to certain customers pursuant to long-term contracts, and these customers in turn use the molded door skins to manufacture interior doors and compete directly against us in the marketplace. We have given notice of termination of one of these contracts and, on June 29, 2016, the counterparty to the agreement, Steves and Sons, Inc., or “Steves”, filed a claim against JWI in the U.S. District Court for the Eastern District of Virginia, Richmond Division (“Eastern District of Virginia”). The complaint alleges that our acquisition of CMI, together with subsequent price increases and other alleged acts and omissions, violated antitrust laws and constituted a breach of contract and breach of warranty. The complaint seeks declaratory relief, ordinary and treble damages, and injunctive relief, including divestiture of certain assets acquired in the CMI acquisition.

Steves’ expert witnesses have opined that the damages suffered by Steves range from $36 million to $60 million, a portion of which Steves asserts is subject to trebling in the event Steves prevails on its antitrust claims. Steves also seeks recovery of its attorneys’ fees incurred in pursuing its claims, which amounts have not yet been quantified. We believe Steves’ claims lack merit, Steves’ damages calculations are speculative and excessive, and Steves is not entitled in any event to the extraordinary remedy of divestiture. We are defending vigorously against this action. Management does not believe that a loss in this matter is probable and, therefore, has not accrued a reserve for this loss contingency. Because the operations acquired from CMI have been fully integrated into the Company’s other operations, divestiture of those operations would be difficult if not impossible and therefore it is not possible to estimate the cost of any final divestiture order or the extent to which such an order would have a material adverse effect on our financial position, operating results or cash flows. We have filed a motion for summary judgment on several grounds, seeking dismissal of certain of Steves’ claims. A hearing on that motion is scheduled to occur on November 16, 2017. Trial of this matter is set to begin on January 8, 2018.

During the course of the proceedings, we discovered certain facts that led us to conclude that Steves, its principals, and certain former employees of the Company had misappropriated Company trade secrets, violated the terms of various agreements between the Company and those parties, and violated other laws. We have asserted claims against certain of those parties in the Eastern District of Virginia and in the District Court of Bexar County, Texas, and are pursuing those claims vigorously.

Environmental Regulatory Actions

In 2008, we entered into an Agreed Order with the Washington Department of Ecology, or WADOE, to assess historic environmental contamination and remediation feasibility at our former manufacturing site in Everett, Washington. As part of this agreement, we also agreed to develop a Cleanup Action Plan, or CAP, arising from the feasibility assessment. We are currently working with WADOE to finalize our Remedial Investigation and Feasibility Study, or RI/FS, and, once final, we will develop the CAP. We estimate the remaining cost to complete our RI/FS and develop the CAP at $0.5 million, which we have fully accrued. However, because we cannot at this time reasonably estimate the cost associated with any remedial action we would be required to undertake, we have not provided accruals for any remedial actions in our consolidated financial statements. Non-Core Everett LLC, a subsidiary of the Company, also received notice of a natural resource damage claim from the Port Gardner and Snohomish River Trustee Council in connection with this site. In September 2015, we entered into a settlement agreement pursuant to which we will pay $1.2 million to settle

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-121

the claim. Of the $1.2 million, the prior insurance carrier of the site has agreed to fund $1.0 million of the settlement. All amounts related to the settlement are fully accrued and we do not expect to incur any significant further loss related to the settlement of this matter. However, should extensive remedial action be required in the future (and if insurance coverage is unavailable or inadequate), the costs associated with this site could have a material adverse effect on our results of operations and cash flows.

In 2015, we entered into a Consent Order and Agreement, or COA, with the Pennsylvania Department of Environmental Protection, or PaDEP, to remove a pile of wood fiber waste from our site in Towanda, Pennsylvania, which we acquired in connection with our acquisition of CMI in 2013, by using it as fuel for a boiler at that site. The COA replaced a 1995 Consent Decree between CMI’s predecessor Masonite, Inc. and PaDEP. Under the COA, we are required to achieve certain periodic removal objectives and ultimately remove the entire pile by August 31, 2022. There are currently $10.7 million in bonds posted in connection with these obligations. If we are unable to remove this pile by August 31, 2022, then the bonds will be forfeited and we may be subject to penalties by PaDEP. We currently anticipate meeting all applicable removal deadlines; however, if our operations at this site decrease and we burn less fuel than currently anticipated then we may not be able to meet such deadlines.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-122

MANAGEMENT

Executive Officers and Directors

The following table sets forth information about our executive officers and directors, including their ages as of October 9, 2017.

Name	Age	Position
Mark Beck	52	President, Chief Executive Officer, and Director
L. Brooks Mallard	50	Executive Vice President and Chief Financial Officer
Laura W. Doerre	50	Executive Vice President, General Counsel and Chief Compliance Officer
John Dinger	51	Executive Vice President and President, North America
Peter Farmakis	49	Executive Vice President and President, Australasia
Peter Maxwell	54	Executive Vice President and President, Europe
Timothy Craven	49	Executive Vice President, Human Resources
John Linker	42	Senior Vice President, Corporate Development and Investor Relations
Kirk Hachigian	58	Chairman and Director
William F. Banholzer, Ph.D	60	Director
Martha (Stormy) Byorum	68	Director
Greg G. Maxwell	60	Director
Anthony Munk	57	Director
Matthew Ross	40	Director
Bruce Taten	61	Director
Patrick Tolbert	71	Director
Roderick Wendt	63	Vice Chairman and Director
Steven Wynne	65	Director

Mark Beck, President, Chief Executive Officer, and Director. Mr. Beck joined the Company as Chief Executive Officer and President in November 2015 and joined our board of directors in May 2016. Mr. Beck joined the Company from Danaher Corporation, where he served as Executive Vice President of the Water Quality and Dental Platforms beginning in April 2014. Previously, Mr. Beck spent 18 years with Corning Incorporated in a series of management positions with increasing responsibility, culminating in his appointment as Executive Vice President of Corning Incorporated’s Environmental Technologies and Life Science units in July 2012. Earlier in his career, Mr. Beck spent six years in the residential construction industry. In addition, Mr. Beck served on the board of directors of Dow Corning Corporation, a private manufacturing company, from October 2011 to April 2014. Mr. Beck holds a B.A. in Business Management from Pacific University and an M.B.A. from Harvard Business School. Mr. Beck was selected to serve on our board of directors due to his business experience and current service as our Chief Executive Officer.

L. Brooks Mallard, Executive Vice President and Chief Financial Officer. Mr. Mallard has served as Executive Vice President and Chief Financial Officer of the Company since November 2014. Prior to joining the Company, Mr. Mallard served as Finance Director of the Global Braking Business at TRW Automotive Holdings Corporation from March 2013 to October 2014. From 2003 to February 2013 Mr. Mallard also worked at Cooper Industries plc, where he served in positions of increasing authority, including Vice President of Finance and Administration of Cooper Bussmann from 2007 to August 2011 and Vice President of Finance and Administration of Cooper Power Systems from August 2011 to February 2013. Earlier in his career, Mr. Mallard served in executive financial positions at Thomas & Betts Corporation, Briggs and Stratton Corporation, and GAF Materials Corporation. Mr. Mallard holds a B.B.A. and an M.B.A. from Georgia Southern University. He has also earned both the Certified Management Accountant and Certified Financial Management designations from the Institute of Management Accountants.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-123

Laura W. Doerre, Executive Vice President, General Counsel and Chief Compliance Officer. Ms. Doerre joined the Company in September 2016 and is responsible for the Company’s global legal affairs and global risk and compliance functions. Prior to joining the Company, Ms. Doerre served as Vice President and General Counsel for Nabors Industries Ltd. from October 2008 to August 2016. From 1996 to 2008, she held positions of increasing responsibilities with Nabors. Prior to joining Nabors in 1996, Ms. Doerre practiced commercial litigation with the law firm Mayor, Day, Caldwell & Keeton LLP. Ms. Doerre received her B.S. with distinction in Accounting from the University of North Carolina at Chapel Hill and graduated with honors from the University of Texas School of Law. She is admitted to practice law in the state of Texas.

John Dinger, Executive Vice President and President, North America. Mr. Dinger joined the Company as Executive Vice President and President, North America in November 2015. Prior to joining the Company, Mr. Dinger served as Senior Vice President and General Manager of Americas of the Crouse-Hinds Division at Eaton Corporation (formerly Cooper Industries) from January 2012 to October 2015. Mr. Dinger also served as Vice President of Global Marketing at Cooper Industries from July 2006 through December 2011. During his more than 20 years at Eaton Corporation and Cooper Industries, Mr. Dinger also served in a number of operations positions, including Vice President of Global Operations. Mr. Dinger earned a B.S. in Industrial and Systems Engineering from Ohio University and holds an M.B.A. from Syracuse University.

Peter Farmakis, Executive Vice President and President, Australasia. Mr. Farmakis joined the Company as Chief Operating Officer, Australia in September 2013 and was promoted to Executive Vice President and President, Australasia in June 2014. Prior to joining the Company, Mr. Farmakis served as Chief Executive Officer of Dexion Limited (which was acquired by GUD Holdings Limited in 2012) from 2007 until August 2013. Mr. Farmakis also served in a variety of key leadership roles with numerous companies, including as Executive General Manager of Smorgon Steel Group Limited, Distribution Business; Global Vice President of Huntsman Corporation, Advanced Materials division; Americas Regional President of Vantico Inc.; and Strategy & Corporate Planning Manager for Ciba-Geigy AG in Switzerland. He began his career in research and development with ICI (Dulux) and Bayer AG. Mr. Farmakis earned a B.S. from the University of Wollongong and a postgraduate degree in Marketing and Finance from the University of Technology, Sydney in Australia.

Peter Maxwell, Executive Vice President and President, Europe. Mr. Maxwell joined the Company as Executive Vice President and President, Europe in September 2015. Prior to joining the Company, Mr. Maxwell served as a Vice President and General Manager at MTL Instruments Group, Eaton Corporation from September 2008 to August 2015. Previously, Mr. Maxwell worked for Cooper Industries (which was acquired by Eaton Corporation in 2012) for nearly 20 years and held various general management roles of increasing responsibility within Cooper Industries and Eaton Corporation serving the commercial and industrial building sector and the oil and gas sector as Vice President and General Manager in the Crouse-Hinds Division. He served as the Chief Financial Officer of Cooper Industries’ Safety Division based in Europe from 1998 to 2002. Mr. Maxwell graduated with a B.Sc. in Civil Engineering from the University of Edinburgh before qualifying as a Chartered Accountant with Coopers & Lybrand, now PricewaterhouseCoopers LLP.

Timothy Craven, Executive Vice President, Human Resources. Mr. Craven was appointed Vice President, Employee Relations of the Company in July 2015 and was promoted to his current role as Executive Vice President, Human Resources in February 2016. Mr. Craven is responsible for global human resources and employee relation activities. His duties include talent acquisition, training and development, wage and benefit reviews, and employee engagement. Previously, Mr. Craven was employed at Eaton Corporation (formerly Cooper Industries) where he held a number of senior-level human resources roles since 2007. Immediately prior to joining the Company, Mr. Craven served as Vice President, Human Resources at the Crouse-Hinds Division of Eaton Corporation in Syracuse, New York. Earlier in his career, Mr. Craven served in a number of human resources positions of increasing responsibility at both corporate and operating locations with Xerox’s Affiliated

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-124

Computer Services Business and Honeywell, Inc. Mr. Craven earned a B.S. in human resource management from Western Illinois University.

John Linker, Senior Vice President, Corporate Development and Investor Relations. Mr. Linker joined the Company in December 2012 and currently holds the position of Senior Vice President, Corporate Development and Investor Relations. In this role, Mr. Linker has global responsibility for mergers, acquisitions, strategy, and investor relations. Previously, Mr. Linker was the Treasurer for the Company, where he was responsible for all capital markets, cash management, investor relations, credit, collections and risk management activities. Prior to joining the Company, Mr. Linker held the position of Director, Mergers and Acquisitions for the Aerospace Systems division of United Technologies Corporation and its predecessor, Goodrich Corporation, since 2008. Mr. Linker began his career in investment banking for Wells Fargo and consulting for Accenture PLC. Mr. Linker’s experience includes 16 years of corporate mergers and acquisitions and capital markets experience. Mr. Linker holds a B.A. in Economics and International Studies from Duke University and a M.B.A. from The Fuqua School of Business at Duke University.

Kirk Hachigian, Chairman and Director. Mr. Hachigian has served as a director of the Company since September 2013, as Executive Chairman from November 2015 to December 2016 and as Chairman since December 2016. Mr. Hachigian also served as Chief Executive Officer and President of the Company from March 2014 until his appointment as Executive Chairman. He served as Chairman, President, and Chief Executive Officer of Cooper Industries, a $5.8 billion global manufacturer of electrical products, from 2006 until its merger with Eaton Corporation in October 2012. Prior to joining Cooper Industries, Mr. Hachigian was President and Chief Executive Officer of Asia Pacific Operations for GE Lighting. He has served as lead director for Allegion plc since 2013, as a director of NextEra Energy Inc. since 2013 and chair of NextEra’s compensation committee since 2016, and a director of PACCAR Inc. since 2008. He earned a B.S. in mechanical engineering from the University of California at Berkeley and an M.B.A. from The Wharton School at the University of Pennsylvania. Mr. Hachigian brings to the Company extensive global experience in the residential and commercial construction end markets, including selling through both traditional distributors and major home centers. Mr. Hachigian was selected to serve on our board of directors due to his extensive business experience with leading industrial companies and his prior service as our Chief Executive Officer.

William F. Banholzer, Ph.D, Director. Dr. Banholzer has served on our board of directors since August 2017. He is a Research Professor at the University of Wisconsin, a position he has held since October 2013, with appointments in the Chemical & Biological Engineering Department, Chemistry Department, Wisconsin Energy Institute and the Wisconsin Institute for Discovery. Previously, Dr. Banholzer served as Executive Vice President and Chief Technology Officer for Dow Chemical Company from July 2005 until his retirement in January 2014. During his time at Dow Chemical, Dr. Banholzer also served as a member of the board of directors for Dow Corning Corporation, Dow Kokam and the Dow Foundation. Prior to his time at Dow Chemical, Dr. Banholzer had a 22-year career with General Electric Company, where he held positions of increasing authority including his role of Vice President, Global Technology, GE Advanced Materials. Dr. Banholzer holds a bachelor’s degree in chemistry from Marquette University as well as a master’s degree and doctorate in chemical engineering from the University of Illinois. Dr. Banholzer brings to the board of directors expertise in technology and innovation and governance, and extensive management experience with leading industrial companies.

Martha (Stormy) Byorum, Director. Ms. Byorum has served on our board of directors since July 2014. She is the Founder and CEO of Cori Investment Advisors, LLC, a provider of alternative finance solutions for Latin American and U.S. Hispanic investors, which was spun off in 2003 from Violy, Byorum & Partners Holdings, LLC, a leading independent strategic advisory and investment banking firm specializing in Latin America. Previously Ms. Byorum was an Executive Vice President of Stephens, Inc., a private investment banking firm, from 2005 through 2013 and Senior Managing Director of Stephens Cori Capital Advisors, a division of

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-125

Stephens, Inc., from 2005 to 2012. In 1996, prior to co-founding Violy, Byorum & Partners Holdings, LLC, Ms. Byorum ended a 24-year career at Citibank, where, among other roles, she served as Chief of Staff and Chief Financial Officer for Citibank’s Latin America Banking Group from 1986 to 1990, overseeing $15 billion of loans and coordinating activities in 22 countries. Ms. Byorum was later appointed head of Citibank’s U.S. Corporate Banking Business and a member of the bank’s Operating Committee and a Customer Group Head with global responsibilities. Ms. Byorum has served as a director of Tecnoglass Inc. since 2011, where she currently serves as chair of the audit committee, and as a director of Northwest Natural Gas Company since 2004, where she currently serves as chair of the finance committee and as a member of the audit and governances committees. She holds a B.B.A. from Southern Methodist University and an M.B.A. from The Wharton School at the University of Pennsylvania. Ms. Byorum brings to the board of directors expertise in finance and extensive management experience in a number of entities.

Greg G. Maxwell, Director. Mr. Maxwell has served on our board of directors since February 2017. Mr. Maxwell previously served as Executive Vice President, Finance, and Chief Financial Officer for Phillips 66, a diversified energy manufacturing and logistics company, from April 2012 until his retirement in December 2015. From 2003 until 2012, Mr. Maxwell served as Senior Vice President, Chief Financial Officer and Controller for Chevron Phillips Chemical Company, a petrochemical company jointly owned by Chevron Corporation and Phillips 66. Mr. Maxwell also served as Vice President, Chief Financial Officer and a member of the board of directors of Phillips 66 Partners LP and on the board of directors of DCP Midstream LLC and Chevron Phillips Chemical Company until his retirement in 2015. He has served as a director and chairman of the audit committee of Range Resources Corporation since September 2015. He has over 37 years of experience in various financial roles within the petrochemical and oil and gas industries and, in addition, is a certified public accountant and a certified internal auditor. Mr. Maxwell earned a Bachelor of Accountancy degree from New Mexico State University in 1978. Mr. Maxwell brings to our board of directors expertise in accounting, finance, internal audit, information technology, and corporate and strategic planning.

Anthony Munk, Director. Mr. Munk is a Senior Managing Director at Onex and has been a member of our board of directors since October 2011. Since joining Onex in 1988, Mr. Munk has worked on numerous private equity transactions. These transactions include the acquisitions and realizations of Husky Injection Molding Systems Ltd., RSI Home Products, Tompkins plc, Vencap Equities Alberta Ltd., Imperial Parking Ltd., ProSource Inc., and Loews Cineplex; and the initial public offering of the Cineplex Galaxy Income Fund, which acquired the Canadian operations of Loews Cineplex, Cineplex Odeon, and the operations of Onex’ subsidiary, Galaxy Entertainment. More recently, Mr. Munk was involved in the acquisitions by Onex of Jack’s Family Restaurants and SAL HoldCo Corp. (“Save-A-Lot”). Mr. Munk also currently serves on the boards of directors of Cineplex Inc., Barrick Gold Corporation, Jack’s Family Restaurants, Save-A-Lot, and Clarivate Analytics. Mr. Munk previously served on the board of directors of RSI Home Products from 2008 to 2013 and the board of directors of Husky Injection Molding Systems Ltd. from 2007 to May 2011. Prior to joining Onex, Mr. Munk was a Vice President with First Boston Corporation in London, England and an Analyst with Guardian Capital in Toronto. Mr. Munk holds a B.A. from Queen’s University. Mr. Munk’s experience in a variety of strategic and financing transactions and investments qualifies him to serve as a member of our board of directors. His high level of financial expertise is a valuable asset to our board of directors. As an executive with Onex, he has extensive knowledge of our business. His service on other boards of directors over the years allows him to provide our board of directors with a valuable perspective on corporate governance issues.

Matthew Ross, Director. Mr. Ross is a Managing Director of Onex and has been a member of our board of directors since October 2011. Mr. Ross joined Onex in 2006 and is responsible for Onex’ efforts in the building products, retail and restaurant industries. Since joining Onex, Mr. Ross has worked on Onex’ investments in RSI Home Products Inc., Tomkins plc, Husky Injection Molding Systems, Jack’s Family Restaurants and Save-A-Lot. Mr. Ross currently serves on the board of directors of Jack’s Family Restaurants and Save-A-Lot

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-126

and previously served as a director of RSI Home Products Inc. from 2012 to 2013. Prior to joining Onex, Mr. Ross spent five years with the private equity funds of Brown Brothers Harriman & Co. as well as DB Capital Partners, the former private equity division of Deutsche Bank AG. Mr. Ross holds a B.A. from Amherst College and an M.B.A. from The Wharton School at the University of Pennsylvania. Mr. Ross’ experience in a variety of strategic and financing transactions and investments qualifies him to serve as a member of our board of directors. As an executive with Onex, who has a specific focus on investments in the building products industry, Mr. Ross has extensive knowledge of our business as well as the markets in which we operate.

Bruce Taten, Director. Mr. Taten has served on our board of directors since April 2014. He previously served as Senior Vice President, General Counsel and Chief Compliance Officer for Cooper Industries from 2008 until its merger with Eaton Corporation in October 2012. Previously, Mr. Taten was Vice President and General Counsel at Nabors Industries from 2003 until 2008 and earlier practiced law with Simpson Thacher & Bartlett LLP and Sutherland Asbill & Brennan LLP. Before attending law school, he practiced as a C.P.A. with Peat Marwick Mitchell & Co., which is now known as KPMG, in New York. Mr. Taten currently is a practicing attorney and private investor. He currently serves on the board of directors of Save-A-Lot. Mr. Taten holds a B.S. and Master’s degree from Georgetown University and a J.D. from Vanderbilt University. Mr. Taten brings experience in corporate governance, mergers and acquisitions, tax, finance and securities offerings, and compliance to the board of directors.

Patrick Tolbert, Director. Mr. Tolbert has served on our board of directors since November 2011. Mr. Tolbert served as Sitel Worldwide Corporation’s Chief Financial Officer from November 2010 until his retirement in December 2016, as Sitel’s Chief Operating Officer from 2013 to 2015, as a member of Sitel’s board of directors from 2007 until his retirement in December 2016, and as Chairman of Sitel’s audit committee from 2007 through October 2010. Mr. Tolbert was charged with leading Sitel’s financial and operational planning, reporting, tax, real estate, and strategic planning on a global basis. Mr. Tolbert also served on the board of directors and as Chairman of the audit committee of Cano Petroleum, Inc. from 2006 to 2007, TMS International, Inc. from 2007 to 2014, and Husky International Ltd. from 2007 to 2011. From 2001 to 2004, Mr. Tolbert was Executive Vice President and Chief Financial and Administrative Officer for LSG Lufthansa Service Holding, AG. From 1992 to 2001, Mr. Tolbert was the Executive Vice President and Chief Financial and Administrative Officer for Onex Food Services, Inc. He received both a B.A. and a M.B.A. from Auburn University. Mr. Tolbert brings to the board of directors extensive management experience across a number of global businesses and expertise in strategy, mergers and acquisitions, information technology, finance, accounting, and tax.

Roderick Wendt, Vice Chairman and Director. Mr. Wendt has served as Vice Chairman since January 2014 and a director since June 1985. He joined the Company in 1980, working in various legal, marketing, window manufacturing, and sales positions of increasing authority culminating in his service as President and Chief Executive Officer from 1992 to August 2011. Mr. Wendt served as Executive Chairman and Chief Executive Officer from 2011 to March 2013. Mr. Wendt served as a Director of the Portland Branch at the Federal Reserve Bank of San Francisco from 2009 to 2014 and as its Chairman from 2013 to 2014. He has been a Managing Member of Spruce Street Ventures since 2013. He also served as a Member of the Economic Advisory Council at the Federal Reserve Bank of San Francisco from 2006 to 2008. Mr. Wendt serves on the board of directors of Brooks Resources Corporation, Roseburg Forest Products, and Sky Lake Medical Center, on the board of trustees of Willamette University, and is president of the board of the Wendt Family Foundation. He earned a B.A. from Stanford University, and a J.D. from Willamette University College of Law, and is a member of the Oregon State Bar. Mr. Wendt is the son of our late founder, Richard L. Wendt.

Steven Wynne, Director. Mr. Wynne has served on our board of directors since March 2012. Since July 2012, Mr. Wynne has served as an Executive Vice President of Health Services Group, a diversified health insurance company, where he previously served as Senior Vice President, from February 2010 to January 2011.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-127

From January 2011 through July 2012, he served as Executive Vice President of JWI. From March 2004 through March 2007, Mr. Wynne was President and Chief Executive Officer of SBI International, Ltd., the parent company of sports apparel and footwear company Fila. From August 2001 through March 2002, and from April 2003 through February 2004, Mr. Wynne was a partner in the Portland, Oregon law firm of Ater Wynne LLP. From April 2002 through March 2003, Mr. Wynne served as acting Senior Vice President and General Counsel of FLIR Systems, Inc., a publicly traded technology company. Mr. Wynne serves on the boards of directors of FLIR Systems, Inc., Pendleton Woolen Mills, and Lone Rock Resources, and he previously served as a director of Planar Systems Inc. from 1996 to 2013. Mr. Wynne received a B.A. and a J.D. from Willamette University. Mr. Wynne has developed a high degree of familiarity with the Company’s operations, risks, and opportunities through his experience as the Executive Vice President of JWI and his extensive management experience in a number of entities.

Board Composition

Our board of directors consists of eleven directors divided into three classes with staggered three-year terms. At each annual meeting of shareholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election.

Our directors are divided among the three classes as follows:

•	the Class I directors are Anthony Munk, Kirk Hachigian, Patrick Tolbert, and Steven Wynne, and their terms will expire at the annual meeting of shareholders to be held in 2018;

•	the Class II directors are William F. Banholzer, Martha (Stormy) Byorum, Greg G. Maxwell, and Matthew Ross, and their terms will expire at the annual meeting of shareholders to be held in 2019; and

•	the Class III directors are Mark Beck, Bruce Taten, and Roderick Wendt, and their terms will expire at the annual meeting of shareholders to be held in 2020.

The classification of the board of directors may have the effect of delaying or preventing changes in control of our company. We expect that additional directorships resulting from an increase in the number of directors, if any, will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Leadership Structure of the Board of Directors

Our Board Guidelines on Corporate Governance Matters, which can be found on our website at www.jeld-wen.com, provides our board of directors with flexibility in determining its leadership structure. Our board of directors currently separates the roles of Chief Executive Officer and Chairman. These positions are currently held by Mark Beck, our President and Chief Executive Officer, and Kirk Hachigian, the Chairman. We believe this leadership structure is appropriate for our company due to the differences between the two roles. The Chief Executive Officer is responsible for setting our strategic direction, providing day-to-day leadership, and managing our business, while the Chairman provides guidance to the Chief Executive Officer, chairs board meetings, presides over executive sessions of non-management directors, and provides information to the members of our board of directors in advance of such meetings. In addition, separating the roles of Chief Executive Officer and Chairman allows the Chairman to provide oversight of our management.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-128

Director Independence and Loss of “Controlled Company” Status

Our board of directors has affirmatively determined that Bruce Taten, Martha (Stormy) Byorum, Steven Wynne, Greg G. Maxwell and William F. Banholzer are independent directors under the rules of the New York Stock Exchange and independent directors as such term is defined in Rule 10A-3(b)(1) under the Exchange Act.

As a result of the completion of the May 2017 Secondary Offering, Onex no longer owns a majority of our common stock. Accordingly, we are no longer a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange. However, we continue to qualify for, and may rely on, exemptions from certain corporate governance standards that would otherwise provide protection to our shareholders during a one-year transition period from May 31, 2017. The New York Stock Exchange rules require that we (i) have at least one independent director on each of our governance and nominating committee and compensation committee by the date we ceased to qualify as a “controlled company”, (ii) have a majority of independent directors on each of our governance and nominating committee and compensation committee within 90 days of the date we ceased to qualify as a “controlled company”, and (iii) have a fully independent governance and nominating committee and compensation committee within one year of the date we ceased to qualify as a “controlled company”. We are also required to have a majority independent board of directors within one year of the date we ceased to qualify as a “controlled company” and to perform an annual performance evaluation of our governance and nominating and compensation committees.

Prior to this offering, our board of directors has determined that two of the three members of our governance and nominating committee, two of the three members of our compensation committee, three of the four members of our audit committee and five of the eleven members of our board of directors are independent for purposes of the New York Stock Exchange corporate governance standards.

Committees of the Board of Directors

Our board of directors has three committees: the audit committee, the compensation committee, and the governance and nominating committee. Each committee operates pursuant to a written charter, each of which is available in the investor relations section of our website at www.jeld-wen.com. Our board of directors may establish other committees to facilitate the management of our business. The composition and functions of the audit committee, compensation committee, and governance and nominating committee are described below. Members will serve on committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

The members of the audit committee are Greg G. Maxwell, as Chairman, Martha (Stormy) Byorum, Patrick Tolbert, and Steven Wynne. Greg G. Maxwell and Patrick Tolbert qualify as “audit committee financial experts” within the meaning of regulations adopted by the SEC. Patrick Tolbert is not independent under Rule 10A-3 or the New York Stock Exchange listing rules. Accordingly, we are relying on the phase-in provisions of the New York Stock Exchange listing rules applicable to new public companies, and we plan to have an audit committee comprised solely of directors that are independent for purposes of serving on an audit committee within one year of our listing. The audit committee recommends the annual appointment and reviews independence of auditors and reviews the scope of audit and non-audit assignments and related fees, the results of the annual audit, accounting principles used in financial reporting, internal auditing procedures, the adequacy of our internal control procedures, and investigations into matters related to audit functions. The audit committee is also responsible for risk oversight on behalf of our board of directors. See “—Risk Oversight”.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-129

Compensation Committee

The members of the compensation committee are Matthew Ross, as Chairman, William F. Banholzer, and Bruce Taten. The principal responsibilities of the compensation committee are to review and approve matters involving executive and director compensation, recommend changes in employee benefit programs, authorize equity and other incentive arrangements, and authorize our company to enter into employment and other employee-related agreements.

Governance and Nominating Committee

The members of the governance and nominating committee are Kirk Hachigian, as Chairman, Martha (Stormy) Byorum, and Bruce Taten. The governance and nominating committee assists our board of directors in identifying individuals qualified to be board members, makes recommendations for nominees for committees, reviews related-party transactions, and develops, recommends to the board of directors, and reviews our corporate governance principles.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves, or in the past year has served, as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee. No interlocking relationship exists between any member of the compensation committee (or other committee performing equivalent functions) and any executive, member of the board of directors or member of the compensation committee (or other committee performing equivalent functions) of any other company.

Risk Oversight

Our board of directors administers its risk oversight function primarily through the audit committee. To that end, our audit committee meets at least quarterly with our Chief Financial Officer, our head of internal audit, and our independent registered public accounting firm where it receives regular updates regarding our management’s assessment of risk exposures including liquidity, credit, and operational risks and the process in place to monitor such risks and review results of operations, financial reporting, and assessments of internal controls over financial reporting. Our board of directors believes that its oversight of risk management has not affected the board’s leadership structure, as described above.

Code of Ethics

We have adopted a code of ethics applicable to all of our directors, officers (including our principal executive officer, principal financial officer, and principal accounting officer), and employees, known as the Code of Business Conduct and Ethics. The Code of Business Conduct and Ethics is available on our website at www.jeld-wen.com. In the event that we amend or waive certain provisions of the Code of Business Conduct and Ethics applicable to our principal executive officer, principal financial officer, or principal accounting officer that requires disclosure under applicable SEC rules, we intend to disclose the same on our website. Our website is not part of this prospectus.

Communication with Directors

A shareholder or other interested parties may submit a written communication to the board of directors or to individual non-management directors. The submission must be delivered to JELD-WEN Holding, Inc., 440 S. Church Street, Suite 400, Charlotte, NC 28202, Attention: Corporate Secretary. Our Corporate Secretary will, as appropriate, forward such communication to our board of directors or to any individual director, select directors, or committee of our board of directors to whom the communication is directed.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-130

EXECUTIVE COMPENSATION

Compensation Discussion & Analysis

Introduction

This Compensation Discussion & Analysis, or “CD&A”, provides information about the material elements of compensation paid to, awarded to, or earned by our named executive officers, or “NEOs”, in 2016, who were:

Name	Title
Mark Beck	President and Chief Executive Officer
Kirk Hachigian	Chairman (formerly Executive Chairman)
L. Brooks Mallard	Executive Vice President and Chief Financial Officer
John Dinger	Executive Vice President and President, North America
Laura Doerre	Executive Vice President, General Counsel and Chief Compliance Officer

This CD&A also provides a detailed description of our compensation philosophy and practices in place during 2016.

All share numbers presented in this CD&A and the tabular disclosure that follows are presented after giving effect to the 11-for-1 stock split of our common stock and our Class B-1 Common Stock that was effected on January 3, 2017. Although not reflected in the disclosure below, effective upon the closing of our IPO, our Class B-1 Common Stock Options became options to acquire shares of common stock. See “Components of Executive Compensation—Stock Options”.

History

Prior to our IPO, we were a privately held company with a relatively small number of shareholders including our principal shareholder, Onex. As a result, we were not previously subject to any stock exchange listing or SEC rules requiring a majority of our board of directors, or the “Board”, to be independent or relating to the formation and functioning of Board Committees, including Audit, Compensation, and Governance and Nominating Committees. In 2014, our Board delegated responsibility for establishing compensation policies and making determinations regarding executive compensation to its Compensation Committee, or the “Committee”. Matthew Ross, as Chairman, Anthony Munk, and Bruce Taten currently serve as members of the Committee. Each of these Board members has served continuously on the Committee since his initial appointment in July 2014.

Executive Compensation Objectives and Philosophy

The Committee believes that our executive compensation program should be structured to reward the achievement of specific annual, long-term, and strategic performance goals of our Company. Accordingly, the executive compensation philosophy of the Committee is as follows:

•	to align the interests of our executive officers with those of our shareholders, thereby providing long-term economic benefit to our shareholders;

•	to provide competitive financial incentives in the form of salary, bonus and benefits, and long-term equity awards with the goal of attracting and retaining talented executive officers;

•	to maintain a compensation program that includes at-risk, performance-based awards whereby executive officers who demonstrate exceptional performance will have the opportunity to realize appropriate economic rewards; and

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-131

•	to develop an overall executive compensation program that strikes an appropriate balance between short-term and long-term performance, while incorporating risk-mitigation design features to discourage excessive risk-taking.

To achieve our objectives, we deliver executive compensation through a combination of the following components:

•	base salary;

•	annual cash bonuses that are tied to our annual operating plan;

•	long-term equity-based incentive compensation;

•	broad-based employee benefits; and

•	severance benefits.

Our total executive compensation plan is inclusive of base salaries and other benefits, including severance benefits, that are designed to attract and retain senior management talent. We also use annual cash incentive compensation and long-term equity incentives to ensure a performance-based delivery of pay that aligns, as closely as possible, the rewards of our NEOs with the long-term interests of our shareholders, while enhancing executive retention.

Components of Executive Compensation

Base Salary

We believe it is important to pay our senior managers, including our NEOs, a competitive base salary. Each NEO is party to an agreement that provides for an annual base salary, which was individually negotiated when the executive joined the Company and is subject to periodic review by the Committee. For each of Messrs. Beck and Mallard, the annual base salary is subject only to upward adjustment from the initial base salary. In establishing the initial base salary, we considered a number of factors including market data for similar positions and salaries provided to our current executives by their previous employers, as well as the duties and responsibilities of the position. The base salary of our executive officers is generally reviewed annually by the Committee to determine whether an adjustment is appropriate; however, executive officers do not receive automatic merit increases to their base salaries. In making decisions regarding salary adjustments, the Committee takes into account numerous factors, none of which is dispositive or individually weighted, including the executive officer’s performance, our financial results, the relative significance of the executive officer’s business unit or function, the executive officer’s past performance and potential for advancement, and comparable salaries paid to other executive officers of similar skills and experience in our industry.

The following table shows the final 2016 annual base salary amounts for each NEO that continues to serve in such role in 2017. In the case of Messrs. Mallard, and Dinger, the amounts below for 2016 reflect base salary changes approved by the Committee effective March 1, 2016. Prior to April 1, 2016, Mr. Hachigian was entitled to an annual base salary of $1,100,000 for the first three months of 2016 and, upon transitioning to Executive Chairman, to a base salary of $500,000 for the remainder of the year. However, effective December 31, 2016, he ceased to be an employee of the Company upon his transition to non-executive Chairman of the Board.

NEO	2016 Base Salary
Mark Beck	$850,000
L. Brooks Mallard	$460,000
John Dinger	$410,000
Laura Doerre	$500,000

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-132

For 2017, the Committee approved increases in salary for Mr. Beck (to $875,000, an increase of 3%) and Mr. Mallard (to $505,000, an increase of 10%), effective March 13, 2017. In approving these increases, the Committee took into account these executives’ significant contributions, as well as their salaries relative to similarly situated executives within our peer group. In addition, effective August 7, 2017, we entered into new employment agreements with each of our NEOs with the exception of Mr. Hachigian, who is no longer employed by the Company. The 2017 Employment Agreements (as defined below) entered into by each of Messrs. Beck and Mallard reflect these increased base salary amounts.

Annual Cash Incentives

We believe it is important to motivate our senior managers to achieve short-term performance goals by linking a portion of their annual cash compensation to the achievement of our approved operating plan. Toward that end, we provide an annual cash bonus award opportunity to key members of management, including our NEOs, under the terms and conditions of our Management Incentive Plan, or “MIP”. The Committee establishes the target bonus opportunity and performance goals for the MIP, which are communicated to MIP participants. At the conclusion of each fiscal year, the Committee reviews our actual financial results relative to the established MIP performance goals and determines the earned bonus opportunity for all MIP participants. Based on this determination, the Committee then approves actual cash bonus awards for our NEOs.

2016 Management Incentive Plan

Under our 2016 MIP, participants were eligible to earn annual bonuses based on corporate and individual performance goals. In February 2016, the Committee established corporate global performance goals based on two financial measures under our 2016 operating plan: (i) Adjusted EBITDA and (ii) Free Cash Flow. For these purposes, we define Free Cash Flow as cash flow from operating activities minus (i) purchases of property and equipment and (ii) purchases of intangible assets, each as shown in our consolidated statements of cash flows, plus or minus other discrete items, to the extent such addition or subtraction is approved by the Compensation Committee of our board of directors. The Committee determined that equal weighting of the two performance goals was appropriate, as both goals are critical to our continued success.

For purposes of the 2016 MIP, achievement of the global corporate performance goals was measured against threshold, target, and maximum performance levels, which levels were set after the completion of our operating budgeting process and an examination of our underlying markets, customers, strategic initiatives, and the general economic outlook for 2016. The 2016 MIP global corporate performance goals established by the Committee, and applicable to Messrs. Beck, Hachigian, and Mallard and Ms. Doerre, are set forth in the table below.

Global Performance Goals	Weighting	Threshold	Target	Maximum
	(dollars in millions)
Adjusted EBITDA	50%	$356.0	$376.0	$396.0
Free Cash Flow	50%	$109.0	$121.0	$133.0

In addition, the Committee approved the use of regional corporate performance goals and associated weighting of each for certain eligible employees in our North America, Europe, and Australasia segments, including Mr. Dinger (with respect to the North America segment). Regional corporate performance goals for these employees are weighted in the aggregate at 75% and individually as follows: (i) Adjusted EBITDA (37.5%), (ii) Free Cash Flow (22.5%), and (iii) Revenue (15%). Such employees, including Mr. Dinger, were also subject to the corporate performance goals set forth in the table above, with each measure being weighted at 12.5%. In all instances, actual bonus payments under the 2016 MIP were subject to upward or downward adjustment by the Committee in its discretion based upon individual performance and achievement of individual performance goals. In addition, adjustments are permitted as deemed appropriate by the Committee to account for unanticipated or other significant events that warrant adjustment.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-133

For 2016, each of our NEOs was eligible for an annual cash-based performance bonus under the 2016 MIP. Agreements with our NEOs establish minimum target bonus opportunities, and the Committee had discretion to assign target bonus opportunities above those levels. For 2016, the Committee established the target bonus opportunity for each of the NEOs as set forth in the table below, expressed as a percentage of the NEO’s year-end base salary, except with respect to Mr. Hachigian. Each NEO was generally eligible for an annual cash bonus equal to 60% of target for achievement at the threshold performance levels and 200% of target at the maximum performance levels. Under the 2016 MIP, no bonus would be awarded with respect to a particular performance goal if financial results were below the threshold performance level for the applicable performance goal.

The 2016 MIP bonus opportunity for each of our NEOs, as a percentage of base salary, was as follows:

Name	Threshold	Target	Maximum
Mark Beck	75%	125%	250%
Kirk Hachigian(1)	60%	100%	200%
L. Brooks Mallard	45%	75%	150%
John Dinger	36%	60%	120%
Laura Doerre(2)	45%	75%	150%

(1)	Mr. Hachigian’s MIP bonus was prorated from January 1, 2016 through March 31, 2016 pursuant to the terms of his employment agreement, as modified in March 2016 and was based on his base salary in effect for the first three months of 2016.

(2)	Ms. Doerre’s MIP bonus was prorated from September 1, 2016 through December 31, 2016 pursuant to the terms of her employment agreement.

For 2016, global Adjusted EBITDA was $394 million (which yielded a corporate performance level for this metric of 190.5% of Target) and global Free Cash Flow was $122 million (which yielded a corporate performance level for this metric of 109.2% of Target). For purposes of calculating Mr. Dinger’s MIP bonus for 2016, adjustments were made in the Free Cash Flow calculation for North America to add back certain accounts receivable for which collection was delayed due to a mid-year contractual amendment and, in the Adjusted EBITDA calculation for North America, to add back certain capital expenditures, both of which were unforeseen at the time initial targets were set but were deemed to be in the long-term interests of the Company. In addition, adjustments were made to net revenue to add back regional intersegment revenue. Following these adjustments, North America Adjusted EBITDA was $256 million (which yielded a corporate performance level for this metric of 62% of Target); North America Free Cash Flow was approximately $221 million (which yielded a corporate performance level for this metric of 74% of Target); and North America net revenues were $2,153 million (which yielded a corporate performance level for this metric of 153% of Target). The applicable formulas established by the Committee for the corporate performance of 2016 MIP payments to our NEOs yielded a performance level for each of Messrs. Beck, Hachigian, Mallard and Ms. Doerre of 149.9% of Target, and a performance level for Mr. Dinger of 100.0% of Target. Based upon each individual’s accomplishments and performance, as well as the Company’s overall financial results, the Committee awarded MIP bonuses to our NEOs as follows:

Name	Amount	Target
Mark Beck	$2,125,000	200%
Kirk Hachigian(1)	$550,000	200%
L. Brooks Mallard	$690,000	200%
John Dinger	$492,000	200%
Laura Doerre(2)	$250,000	200%

(1)	As noted above, Mr. Hachigian’s MIP bonus was prorated from January 1, 2016 through March 31, 2016.

(2)	As noted above, Ms. Doerre’s MIP bonus was prorated from September 1, 2016 through December 31, 2016 pursuant to the terms of her employment agreement.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-134

The Committee based its determination on individual performance and achievement of individual performance goals, including overall financial performance, operational improvements in safety, quality, on-time delivery, and productivity, execution on acquisitions, and facilitating the successful launch of our IPO.

2017 Management Incentive Plan

In connection with our IPO, the Board adopted and our shareholders approved the JELD-WEN Holding, Inc. 2017 Management Incentive Plan, or the “Bonus Plan”.

Similar to the 2016 MIP, participants will be eligible to earn annual bonuses for 2017 pursuant to the terms of the Bonus Plan based on our actual financial results for each year measured against our annual operating plan and the achievement of individual performance goals. The Committee retained Adjusted EBITDA and Free Cash Flow as the global corporate performance goals for 2017, with each goal equally weighted in determining payouts to our NEOs under the Bonus Plan for 2017. Mr. Hachigian is no longer an employee of the company and is therefore not eligible for an annual bonus in 2017.

Long-Term Equity Incentives

We believe that long-term equity incentives are important to ensure that the interests of management remain aligned with those of our shareholders. Accordingly, all key management employees, including all of our NEOs, have been granted equity awards under our Amended and Restated Stock Incentive Plan, or the “Stock Incentive Plan”. The Stock Incentive Plan was approved by our Board and our shareholders in 2011.

Equity awards granted under the Stock Incentive Plan have generally been granted only in connection with commencement of employment or significant changes in management responsibilities. From time to time, at the discretion of the Committee, equity awards have also been made to recognize performance and to assist with the retention of key members of our management team, including certain of our NEOs.

In connection with our IPO, the Board adopted and our shareholders approved the JELD-WEN Holding, Inc. 2017 Omnibus Equity Plan, or “Omnibus Equity Plan”. Equity awards granted in connection with our IPO were and future equity awards will be made under the Omnibus Equity Plan.

Stock Options

Since 2011, our principal form of long-term equity incentive has been in the form of stock options, which allow recipients the opportunity to participate in the long-term equity value creation of the Company. Prior to our IPO, we had two classes of stock options: (i) options to acquire common stock, or “Common Stock Options”, and (ii) options to acquire Class B-1 Common Stock, or “Class B-1 Common Stock Options”, which, together with the Common Stock Options, are referred to as the “Stock Options”. We had historically granted options in two classes of stock to align the interests of option holders with both holders of common stock and holders of Series A-1 Preferred Stock, which was the initial tranche of Series A Convertible Preferred Stock issued by the Company to Onex that earned an annual dividend that accrued over time until the conversion of those securities into common stock upon the closing of our IPO. Immediately prior to the closing of our IPO, all shares of Class B-1 Common Stock and all shares of Series A Convertible Preferred Stock converted into common stock. The Committee approved the conversion of all Class B-1 Common Stock Options into Common Stock Options effective upon the conversion of the Series B-1 Common Stock. Therefore, on February 1, 2017, each Class B-1 Common Stock Options was converted into 1.746 Common Stock Options and the exercise price of each option was converted by dividing by the same ratio. The numbers presented in this CD&A and the tabular disclosure that follows reflect pre-conversion securities held by our NEOs at year end.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-135

Pursuant to the terms of the Stock Incentive Plan and the historical form of award agreement, unvested stock options are forfeited immediately upon termination of employment or status as a “Key Non-Employee” (which includes a non-employee director, consultant, or independent contractor so designated by the Committee) subject to certain exceptions that may be granted at the discretion of the Committee. Except in the event of termination of employment for cause (determined in accordance with the Stock Incentive Plan), or by reason of death, disability, or retirement after 65, vested stock options remain exercisable for 90 days following termination of employment. Upon a termination of employment due to death, disability, or retirement after age 65, vested stock options remain exercisable for twelve months following termination of employment. Upon a termination for cause, all options, vested or unvested, are immediately forfeited.

The Board has adopted a form of option award agreement under the Omnibus Equity Plan which generally provides that awards will vest ratably on each anniversary of the date of grant over the specified multi-year period (typically three years) following the date of grant. It also provides for post-termination exercise periods generally consistent with those that were applicable to stock options granted under the Stock Incentive Plan, and that upon a termination for cause, all options, vested or unvested, are immediately forfeited.

Restricted Stock Units

In 2014, the Committee amended the Stock Incentive Plan to authorize the issuance of RSUs, for the purpose of providing additional flexibility in using long-term equity compensation awards to assist in attracting and retaining key leaders. Pursuant to the terms of the Stock Incentive Plan and the applicable form of award agreement, RSU grants vest ratably over a specified period (typically three to four years) or cliff vest on a specified anniversary (typically the second or third anniversary) of the date of grant. RSUs that are not vested at the time of termination of employment are forfeited.

The Board has adopted a form of RSU award agreement under the Omnibus Equity Plan which generally provides that awards will vest ratably on each anniversary of the date of grant over a specified period (typically three years) following the date of grant, and that RSUs which are not vested at the time of termination of employment are forfeited.

Cash Award & Option Repricing

On October 31, 2016, our Board approved a special distribution to holders of our common stock (including our then-outstanding Class B-1 Common Stock and Series A Convertible Preferred Stock) of record on November 1, 2016. The special distribution entitled each common stock, Class B-1 Common Stock, and Series A Convertible Preferred Stock holder of record to receive $4.09 per share of common stock on an as-converted basis. As a result, holders of Class B-1 Common Stock and holders of Series A Convertible Preferred Stock were entitled to receive $6.96 per share. In addition, pursuant to the terms of the Series A Convertible Preferred Stock, holders of that stock received amounts representing the accrual of dividends on the Series A Convertible Preferred Stock from May 31, 2016 (the date the Company converted to a Delaware corporation) to November 3, 2016 (the distribution date).

At the time of the special distribution to shareholders, and in recognition of the efforts of our management team in securing significant improvements in our operating and financial results, the Board and the Committee determined that, pursuant to the Stock Incentive Plan, it was appropriate to adjust the outstanding Stock Options and to compensate RSU holders to equitably reflect the economic terms of the special distribution. Accordingly, the Board and the Committee approved a cash award of $4.09 per vested Common Stock Option and $6.96 per vested Class B-1 Common Stock Option outstanding as of November 1, 2016. The Board and the Committee also approved a reduction in the exercise price of all outstanding but unvested Common Stock Options of $4.09 per

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-136

share and approved either a reduction in the exercise price or deferred cash, depending on the pre-distribution exercise price, for all outstanding but unvested Class B-1 Common Stock Options of $6.96 per share. In addition, the Board and the Committee approved a cash award of $4.09 per unvested RSU. Each of our NEOs other than Ms. Doerre received cash Stock Option adjustments and/or deferred cash in accordance with the treatment described above, except that Mr. Hachigian received a cash payment equal to $4.09 per Common Stock Option and $6.96 per Class B-1 Common Stock Option for his Stock Options scheduled to vest in April 2017, in lieu of repricing or deferred cash.

Equity Awards to NEOs

The only equity award to a NEO in 2016 was a new hire grant to Ms. Doerre, as described more fully under “—Employment Agreements” below. The Committee elected not to award any new equity grants to our other NEOs as a component of their 2016 compensation. In connection with the IPO, the Board adopted the Omnibus Equity Plan to be incorporated into our compensation program to further align the interests of NEOs and our shareholders and to drive the Company’s commitment to a strong pay-for-performance compensation program. Equity grants under this plan are expected to be made annually beginning in February 2018.

In recognition of the efforts of our senior management, including our NEOs, in guiding the Company through the processes necessary to become a public company, the Committee approved grants (“IPO Grants”) pursuant to the Omnibus Equity Plan to certain individuals, including our NEOs except for Mr. Hachigian, with a grant date of February 2, 2017. For Mr. Beck and Ms. Doerre, these grants were contractually required, in whole or in part, pursuant to the terms of their employment arrangements. Messrs. Beck, Mallard, and Dinger and Ms. Doerre were awarded 195,885, 53,358, 25,662, and 41,060 Common Stock Options, respectively, with an exercise price of $27.59 (the closing price of a share of common stock on the date of grant), and 57,005, 15,528, 7,468, and 11,949 RSUs, respectively. The option component of the IPO Grants will vest ratably on each anniversary of the date of grant (February 2, 2017) over a three-year period and will expire ten years from the date of grant. The RSU component of the IPO Grants will vest in full three years from the date of grant.

Employee Benefits

Our NEOs generally participate in the same retirement program as other management employees assigned at their primary work location. NEOs participate in the Company’s 401(k) Retirement Savings Plan, or “401(k) Plan”, under which the Company will match contributions up to 4% of the lesser of base salary or the annual statutory maximum dollar amount.

Each of our NEOs is also eligible to participate in our medical, dental, and other insurance programs, and is entitled to vacation and holiday pay, all in accordance with the terms and provisions in effect from time to time, and on substantially the same terms, as those generally offered to other employees.

Perquisites

Prior to his relocation to Charlotte, North Carolina, Mr. Beck was entitled to relocation benefits, including Company-paid temporary housing in Charlotte, and a payment of $500,000 as reimbursement for any loss on the sale of his primary residence in Bethesda, Maryland. In addition, Mr. Beck and his immediate family members are entitled to personal use of the Company aircraft, with the value of such usage limited to $150,000 annually.

Pursuant to the terms of the employment agreements relating to his service in the role of Chief Executive Officer and his transition to the role of Executive Chairman, Mr. Hachigian was entitled to use of a Company-leased apartment in Charlotte through April 2016.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-137

Pursuant to the terms of his employment agreement, Mr. Mallard was entitled to relocation benefits through February 2016, including Company-paid temporary housing in Charlotte. Pursuant to the terms of their respective agreements with the Company and the Company’s relocation policy, Mr. Dinger was entitled to relocation benefits (and associated tax gross-up) and a monthly temporary housing stipend, and Ms. Doerre is entitled to relocation benefits (and associated tax gross-up) and a monthly temporary housing and commuting stipend, for up to 12 months.

Summary Compensation Table

The following table sets forth the portion of compensation paid to our NEOs that is attributable to services performed during the years ended December 31, 2015 and 2016.

Name and Principal Position(1)	Year	Salary(2)	Bonus(3)		Stock Awards(4)	Option Awards(5)	Non-Equity Incentive Plan Compensa- tion(6)	All Other Compensa- tion(7)	Total
Mark Beck	2016	$850,000			—	$962,476	$2,125,000	$1,640,492	$5,577,968
President & Chief Executive Officer	2015	$81,731		$1,300,000	$3,906,150	$8,440,053	—	—	$13,727,934

Kirk Hachigian	2016	$638,462		—	—	—	$550,000	$5,385,114	$6,573,576
Executive Chairman	2015	$1,142,308		—	—	$1,778,379	$2,200,000	$2,180,382	$7,301,069

L. Brooks Mallard	2016	$450,769		—	—	$59,248	$690,000	$284,365	$1,484,382
EVP & Chief Financial Officer	2015	$415,385		—	—	$351,214	$600,000	$56,265	$1,422,864

John Dinger	2016	$405,769	$		—	$213,435	$492,000	$261,614	$1,372,818
EVP & President, North America	2015	$65,769		$225,000	$260,410	$1,883,479	—	$14,977	$2,449,635

Laura Doerre	2016	$161,538		$200,000	$1,427,108	—	$250,000	$63,387	$2,102,033
EVP, General Counsel & Chief Compliance Officer

(1)	This column includes the name and principal position of each NEO during the fiscal year ended December 31, 2016. Ms. Doerre commenced employment on September 6, 2016.

(2)	The amounts in the salary column represent the dollar value paid to each NEO with respect to 2015 and 2016, as applicable. The salary reported for Ms. Doerre for 2016 and for Messrs. Beck and Dinger for 2015 reflect salary from the date of their employment through year-end.

(3)	The bonus reflected for Ms. Doerre represents the guaranteed portion of her bonus that replaces incentive compensation and other payments forfeited upon resignation from her prior employer.

(4)	Reflects the grant date fair value of RSUs granted to Messrs. Beck and Dinger in 2015 and to Ms. Doerre in 2016 provided upon each individual joining the Company to replace equity and other incentive compensation forfeited upon resignation from their prior employers. The grant date fair value is calculated in accordance with FASB ASC Topic 718 as described in Note 24—Stock Compensation in our audited financial statements for the year ended December 31, 2016 incorporated by reference in this prospectus.

(5)

For 2016, the amounts listed in this column reflect the incremental fair value attributable to the modification of stock options that were unvested as of November 1, 2016, which options were adjusted by a reduction in exercise price by (i) $4.09 for unvested Common Stock Options, and (ii) $6.96 for unvested Class B-1 Stock Options. The number of unvested Common Stock Options and Class B-1 Stock Options for which the exercise price was reduced for the applicable NEOs is as follows: Mr. Beck—95,700 Common Stock Options and 234,300 Class B-1 Stock Options; Mr. Mallard—21,120 Common Stock Options; and Mr. Dinger—20,416 Common Stock Options and 49,984 Class B-1 Stock Options. In addition, in respect of each of Mr. Mallard’s unvested Class B-1 Stock Options, he will receive deferred cash payment of $6.96, which amount will be paid on the date on which such Class B-1 Stock Options vest. Mr. Hachigian held an additional 92,664 Common Stock Options and 193,336 Class B-1 Stock Options scheduled to vest in April 2017. The Committee determined not to reprice these Stock Options. Instead, Mr. Hachigian received a cash payment equal to $4.09 per unvested Common Stock Option and $6.96 per unvested Class B-1 Common Stock Option, which cash payment is reported in the “All Other

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-138

Compensation” column of this Summary Compensation Table. For 2015, amounts reflect the grant date fair value of Stock Options and RSUs granted to Messrs. Beck and Dinger and the increase in the grant date fair value attributable to a similar repricing of certain Stock Options held by Messrs. Hachigian and Mallard in connection with the special distribution to shareholders in July 2015.

(6)	The amounts listed represent awards paid under our 2015 and 2016 MIP. Messrs. Beck, Dinger and Ms. Doerre did not participate in the 2015 MIP.

(7)	The amounts in this column represent all other compensation for the covered fiscal year that were not reported in any other column of the Summary Compensation Table, as reported in detail in the table below.

Name	401(k) Match/ Pension(a)	Cash Awards(b)	Housing/ Relocation(c)	Airplane Usage(d)	Tax Gross-up	TOTAL
Mark Beck	$10,600	$675,000	$907,372	$47,520	—	$1,640,492
Kirk Hachigian	$10,600	$5,365,918	$8,596	—	—	$5,385,114
L. Brooks Mallard	$10,600	$265,870	$7,895	—	—	$284,365
John Dinger	$10,600	$152,864	$68,209	—	$29,941	$261,614
Laura Doerre	$4,615	—	$58,772	—	—	$63,387

(a)	Amounts listed are employer matching contributions for 2016 to the 401(k) Plan.

(b)	On October 30, 2016, the Committee approved a special cash award to holders of record as of November 1, 2016 of vested Stock Options and RSUs equal to (x) $4.09 per vested Common Stock Option and RSU and (y) $6.96 per vested Class B-1 Common Stock Option. The number of vested Stock Options held by each of the NEOs eligible to receive such special cash awards were as follows: Mr. Beck—165,000 RSUs; Mr. Mallard—14,080 Common Stock Options and 29,920 Class B-1 Stock Options; and Mr. Dinger—5,104 Common Stock Options, 12,496 Class B-1 Stock Options, and 11,000 RSUs. As determined by the Committee, the cash award to Mr. Hachigian also included a cash payment equal to $1,724,874 in respect of 92,664 unvested Common Stock Options and 193,336 unvested Class B-1 Common Stock Options. In recognition of this payment, the original per share exercise prices applicable to these unvested Stock Options were not repriced. Mr. Hachigian’s cash award also included $191,295 in respect of 46,761 RSUs which were unvested as of November 1, 2016.

(c)	The amount reported for Mr. Beck includes relocation expenses ($874,767, which includes payments to compensate Mr. Beck for amounts associated with the commission paid ($304,000) and the loss ($500,000) on the sale of his primary residence in Maryland and moving expenses ($47,060)), and temporary living expenses in North Carolina ($32,605). The amount reported for Mr. Dinger includes a stipend of $2,880 per pay period to defray relocation expenses ($30,545), including temporary living expenses in North Carolina, and reimbursement for the commission paid on the sale of his home in New York ($22,042). The amount reported for Ms. Doerre includes a stipend of $6,486 per pay period to defray temporary living expenses in North Carolina and commuting expenses ($58,377).

(d)	Reflects the incremental variable operating cost to the Company associated with Mr. Beck’s personal use of the company aircraft.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-139

Grants of Plan-Based Awards

The following table summarizes the awards granted to each of our NEOs during the year ended December 31, 2016.

Name	Grant Date(1)	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(2)			Number of Securities Underlying Common Stock Options	Number of Securities Underlying B-1 Common Stock Options	Exercise or Base Price of Option Awards (per share)(3)	All Other Stock Awards(5)	Grant Date Fair Value of Stock and Stock Awards
		Threshold	Target	Maximum
Mark Beck		$637,500	$1,062,500	$2,125,000	—	—	—	—	—
	11/01/16	—	—	—	95,700	—	$19.58	—	$166,062	(4)
	11/01/16	—	—	—	—	234,300	$27.77	—	$796,414	(4)

Kirk Hachigian		$165,000	$275,000	$550,000	—	—	—	—	—

L. Brooks Mallard		$207,000	$345,000	$690,000	—	—	—	—	—
	11/01/16	—	—	—	21,120	—	$9.97	—	$59,248	(4)

John Dinger		$147,600	$246,000	$492,000	—	—	—	—	—
	11/01/16	—	—	—	20,416	—	$19.58	—	$45,058	(4)
	11/01/16	—	—	—	—	49,984	$27.77	—	$168,376	(4)

Laura Doerre		$75,000	$125,000	$250,000	—	—	—	—	—
	11/02/16	—	—	—	—	—	—	49,412	$1,427,108	(5)

(1)	Equity awards with a grant date of November 1, 2016 report unvested Stock Options that were outstanding as of that date for which the Committee approved a reduction in the exercise price of $4.09 per Common Stock Option and $6.96 per Class B-1 Common Stock Option. For Ms. Doerre’s RSU award, the grant date is the effective date of the grant.

(2)	Reflects potential payouts under the 2016 MIP. Amounts paid under our 2016 MIP to all NEOs are disclosed above in the Summary Compensation Table. Amounts for Mr. Hachigian are based on his prorated salary then in effect from January 1, 2016 through March 31, 2016. Amounts for Ms. Doerre are based on the prorated salary paid from the date of her employment through year-end.

(3)	The amounts in this column reflect the per share exercise price of the Stock Options granted or repriced in 2016.

(4)	The amounts in this column reflect only the incremental fair value attributable to the modification of the exercise price of unvested Stock Options approved by the Board on October 31, 2016, which amounts were computed in accordance with FASB ASC Topic 718.

(5)	Represents RSUs granted to Ms. Doerre, which will vest in full on the third anniversary of the date of grant.

Employment Agreements

The Company has entered into agreements with each of our NEOs, which agreements generally provide for indefinite employment terms that are terminable by either party on written notice, in most cases subject to post-employment severance obligations and restrictive covenants. For more information regarding the terms of these agreements and potential post-employment benefits for our NEOs, see the disclosure under the heading “—Potential Payments upon Termination or Change In Control”.

Mark Beck

In connection with his commencement of employment with the Company, Mr. Beck entered into an employment agreement effective November 30, 2015, which provides that he will serve in the role of President and Chief Executive Officer. Effective as of May 31, 2016, Mr. Beck also serves on our Board. Mr. Beck’s employment may be terminated at any time by either party upon not less than 30 days’ notice to the other party (except in the case of a termination by the Company for Cause or by the executive for Good Reason, as those terms are defined in his employment agreement). The employment agreement provides he is entitled to an initial annual base salary of $850,000 which may be increased at the discretion of the Committee, and that his target

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-140

bonus opportunity under the MIP for 2016 is equal to 125% of his base salary. Following a review of Mr. Beck’s overall compensation package in February 2017, the Committee increased his base annual salary to $875,000 effective April 1, 2017. Pursuant to his employment agreement, Mr. Beck received a guaranteed payment of $1,300,000 to compensate him for bonus opportunity and other compensation forfeited upon his resignation from his prior employer. Mr. Beck, who has relocated to Charlotte, North Carolina, also received benefits under our relocation policy, including temporary housing in Charlotte at Company expense, and the payment of $500,000 as reimbursement for loss on the sale of his primary residence in Bethesda, Maryland. Mr. Beck and his family are permitted to use the Company aircraft for personal travel with a value limited to $150,000 annually.

On November 30, 2015, Mr. Beck was awarded 330,000 Stock Options (95,700 Common Stock Options, each with an exercise price of $23.67 and 234,300 Class B-1 Common Stock Options, each with an exercise price of $34.73 per share) which vest in equal annual installments on each of the first five anniversaries of the date of grant, subject to his continued employment, and which were adjusted in November 2016 as a result of the special distribution described under the heading “—Cash Award & Option Repricing”. On February 1, 2017, the Class B-1 Common Stock Options converted to 409,085 common stock options with an exercise price of $15.90 per share. Concurrent with the grant of his Stock Options, Mr. Beck was granted 165,000 RSUs which vest in equal annual installments on each of the first four anniversaries of the date of grant, subject to his continued employment. Mr. Beck received a cash payment in November 2016 in respect of unvested RSUs in connection with the special distribution described under the heading “—Cash Award & Option Repricing”. In the event Mr. Beck is terminated by us without Cause or he resigns with Good Reason (as those terms are defined in his employment agreement), the Stock Options and RSUs scheduled to vest on the annual vesting date next following his date of termination will be deemed vested, and such vested Stock Options will remain exercisable for 90 days following the date of termination. Further, pursuant to the terms of his employment agreement, Mr. Beck elected to purchase 22,000 shares of common stock at a purchase price of $23.67 per share.

In the event Mr. Beck receives any payments or benefits under any agreement or arrangement with the Company that are paid in connection with a change in control of the Company such that he would be subject to an excise tax under the Code (a “Parachute Payment”), the Company shall pay to Mr. Beck whichever of the following would result in Mr. Beck’s receipt, on an after-tax basis, of the greater amount of Parachute Payment notwithstanding that an excise tax may be applied to all or some portion of such payment: (x) the payment in full of the entire amount of the Parachute Payment or (y) payment of only part of the Parachute Payment so that Mr. Beck receives the largest payment possible without the imposition of the excise tax.

Effective August 7, 2017, Mr. Beck’s existing employment agreement was replaced by a new employment agreement as described below.

Kirk Hachigian

In connection with his commencement of employment as Chief Executive Officer, Mr. Hachigian entered into an employment agreement effective March 31, 2014, which provided for an annual base salary of $750,000 and a target bonus opportunity equal to 100% of his base salary. Under the employment agreement, Mr. Hachigian was entitled to expense reimbursement for the costs associated with maintaining an office space in Houston, Texas and any costs associated with working remotely in Maine, and to use of a Company-leased apartment in Charlotte, North Carolina. In addition, Mr. Hachigian was entitled to use of the Company aircraft for business travel (including travel from his home in Houston, Texas to Charlotte, North Carolina) as well as for personal use at Mr. Hachigian’s own expense. Mr. Hachigian also was entitled to a tax gross-up payment to the extent the use of the apartment in Charlotte, North Carolina or the use of the Company aircraft results in taxable income to him.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-141

Following a review of Mr. Hachigian’s overall compensation package in November 2014, the Committee increased Mr. Hachigian’s base annual salary to $1,100,000 and awarded him 70,136 RSUs which are scheduled to vest in equal annual installments on the first three anniversaries of the grant date. In November 2015, the Committee approved modifications to our employment agreement with Mr. Hachigian as part of the transition of his responsibilities as Chief Executive Officer to Mr. Beck. Pursuant to such modifications, Mr. Hachigian was named Executive Chairman effective December 1, 2015. These modifications provided that Mr. Hachigian would remain employed full-time through at least March 31, 2016 to assure an orderly transition and would be entitled to the same salary and benefits as previously in place. Mr. Hachigian continued to be eligible for medical and dental benefits whether or not he continued to provide services to the Company on a full-time basis.

Effective March 28, 2016, the Committee approved further modifications to Mr. Hachigian’s compensation recognizing that his role as Executive Chairman would result in a reduced commitment of Mr. Hachigian’s service and time. Accordingly, Mr. Hachigian’s annual base salary was reduced to $500,000 effective March 28, 2016 and his participation in the 2016 MIP terminated on March 31, 2016, provided that he will remain eligible for a pro rata award based on his three months of full-time service in 2016 pursuant to his termination agreement described below. He also continued to be eligible for standard employee benefits while an employee.

In a termination agreement dated December 30, 2016, the Company and Mr. Hachigian mutually agreed that his employment with the Company and any agreements relating thereto with the Company would terminate effective December 31, 2016 and that Mr. Hachigian will continue to serve as non-Executive Chairman. Pursuant to the termination agreement, Mr. Hachigian is entitled to (i) a pro rata annual bonus under the 2016 MIP (for January 1, 2016 through March 31, 2016), (ii) continued eligibility for himself and his dependents in the Company’s medical and dental plans until December 31, 2020, and (iii) continued rights to indemnification as an officer of the Company and any indemnification agreements in his favor. Pursuant to the termination agreement, Mr. Hachigian was also designated a Key Non-Employee under our Stock Incentive Plan such that all stock options and RSUs granted to him will remain outstanding in accordance with the terms and conditions of the original award agreement, including continued vesting.

L. Brooks Mallard

In connection with his commencement of employment with the Company, Mr. Mallard entered into a letter agreement effective October 30, 2014, which provides that he will serve in the role of Executive Vice President and Chief Financial Officer. Mr. Mallard’s employment may be terminated at any time by either party. The employment agreement provides he is entitled to an initial annual base salary of $400,000, which may be increased in the discretion of the Committee, and that his target bonus opportunity is equal to 75% of his base salary. Following a review of Mr. Mallard’s overall compensation package in February 2017, the Committee increased his base annual salary to $505,000 effective April 1, 2017.

On November 30, 2015, Mr. Mallard also entered into a Management Transition Agreement which provides that in the event he is terminated without Cause (as defined in the Management Transition Agreement) during the 24-month period between December 1, 2015 and November 30, 2017, he will be provided at least two weeks’ written notice before the effective date of termination. During the notice period, the Company and Mr. Mallard will discuss and agree on a transition plan to ensure a smooth transition of his duties and responsibilities. The Management Transition Agreement provides that the during the 12-month period following the end of the notice period Mr. Mallard shall (i) continue to assist in the orderly transition of his responsibilities on an “as requested basis”, (ii) continue to vest in his equity awards under the Stock Incentive Plan and (iii) receive separation benefits as described in greater detail below under the heading “—Potential Payments upon Termination or Change In Control”.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-142

Effective August 7, 2017, Mr. Mallard’s existing employment agreement was replaced by a new employment agreement as described below.

John Dinger

In connection with his commencement of employment with the Company, Mr. Dinger entered into a letter agreement dated November 30, 2015, which provides that he will serve in the role of Executive Vice President and President, North America. Mr. Dinger’s employment may be terminated at any time by either party. The agreement provides he is entitled to an initial annual base salary of $380,000, which may be adjusted in the discretion of the Committee, and that his target bonus opportunity is equal to 60% of his base salary. Following a review of Mr. Dinger’s overall compensation package in February 2016, the Committee increased his base annual salary to $410,000 effective March 1, 2016.

On November 30, 2015, Mr. Dinger also entered into a Management Transition Agreement which provides that in the event he is terminated without Cause (as defined in the Management Transition Agreement) during the 24-month period between December 1, 2015 and November 30, 2017, he will be provided at least two weeks’ written notice before the effective date of termination. During the notice period, the Company and Mr. Dinger will discuss and agree on a transition plan to ensure a smooth transition of his duties and responsibilities. The Management Transition Agreement provides that the during the twelve-month period following the end of the notice period Mr. Dinger shall (i) continue to assist in the orderly transition of his responsibilities on an “as requested basis”, (ii) continue to vest in his equity awards under the Stock Incentive Plan and (iii) receive separation benefits as described in greater detail below under the heading “—Potential Payments upon Termination or Change In Control”.

On November 1, 2015, pursuant to the terms of his agreement, Mr. Dinger was granted 11,000 RSUs, 25,520 Common Stock Options with an exercise price of $23.67 per share, and 62,480 Class B-1 Common Stock Options with an exercise price of $34.73 per share, which are scheduled to vest in equal annual installments on the first five anniversaries of the grant date, and which were adjusted in November 2016 as a result of the special distribution described under the heading “—Cash Award & Option Repricing”. On February 1, 2017, the Class B-1 Common Stock Options converted to 109,090 common stock options (21,818 with an exercise price of $19.89 per share and 87,272 with an exercise price of $15.90 per share).

Effective August 7, 2017, Mr. Dinger’s existing letter agreement was replaced by a new employment agreement as described below.

Laura Doerre

In connection with her commencement of employment with the Company, Ms. Doerre entered into a letter agreement dated July 25, 2016, as supplemented by the management employment agreement dated September 6, 2016 (referred to herein as a single agreement), which provides that she will serve in the role of Executive Vice President, General Counsel and Chief Compliance Officer. Ms. Doerre’s employment may be terminated at any time by either party, provided that upon a termination without cause, she will be entitled to severance under the Company’s severance benefits policy as described in greater detail below under the heading “—Potential Payments Upon Termination or Change in Control”. The agreement provides she is entitled to an initial annual base salary of $500,000, which may be adjusted in the discretion of the Committee, and that her target bonus opportunity is equal to 75% of her base salary. To replace incentive compensation forfeited upon resignation from her previous employer, Ms. Doerre also is entitled to deferred cash in the amount of $300,000 payable ratably in December 2017 and December 2018, equity valued at approximately $1.4 million upon her employment (which was satisfied by the Company’s grant to Ms. Doerre of 49,412 RSUs on November 2, 2016),

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-143

and a guaranteed cash bonus for 2016 of $200,000. Ms. Doerre was also eligible for an additional prorated bonus under the 2016 MIP.

Effective August 7, 2017, Ms. Doerre’s existing letter agreement was replaced by a new employment agreement as described below.

2017 Employment Agreements

Effective as of August 7, 2017, the Company entered into new executive employment agreements with each of Messrs. Beck, Mallard and Dinger and Ms. Doerre (each such agreement, a “2017 Employment Agreement”). The 2017 Employment Agreements generally provide for an indefinite term of employment, subject to the termination by either party as provided therein. The base salaries, target bonus amounts, and other benefits and perquisites set forth in the 2017 Employment Agreements reflect the salary increases described above and are otherwise (except as described below) generally consistent with those discussed in the foregoing paragraphs of this Compensation Discussion and Analysis. Pursuant to Mr. Beck’s 2017 Employment Agreement, Mr. Beck shall be nominated for reelection to the Board at the conclusion of each term of service as a director so long as he remains an employee of the Company, and he and his immediate family members remain entitled to use of the Company’s aircraft for personal use, with the value of such usage not to exceed $150,000.

The 2017 Employment Agreements also provide for certain payments and benefits following certain termination events, as described in greater detail under the heading “—Potential Payments upon Termination or Change In Control”.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-144

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the number of securities underlying the equity awards held by each of our NEOs as of December 31, 2016.

			Option Awards						Stock Awards
Name	Initial Grant Date	Modification Date(1)	Number of Common Stock Options underlying unexercised options exercisable	Number of Common Stock Options underlying unexercised options unexercisable(2)	Number of Class B-1 Common Stock Options underlying unexercised options exercisable	Number of Class B-1 Common Stock Options underlying unexercised options unexercisable(2)	Option exercise price	Option expiration date	Number of shares or units of restricted stock that have not vested(3)	Market value of shares or units of stock that have not vested(4)
Mark Beck	11/30/15	—	—	—	—	—	—	—	123,752	$3,574,125
	11/30/15	11/01/16	19,140	76,560	—	—	$19.58	11/30/25	—	—
	11/30/15	11/01/16	—	—	46,860	187,440	$27.77	11/30/25

Kirk Hachigian	04/01/14	—	92,664	—	193,336	—	$18.79	04/01/24	—	—
	11/10/14	—	—	—	—	—	—	—	23,386	$675,430
	04/01/14	07/28/15	92,664	92,664	—	—	$14.07	04/01/24	—	—
	04/01/14	07/28/15	—	—	193,336	193,336	$11.77	04/01/24	—	—

L. Brooks Mallard	10/30/14	07/28/15	14,080	—	—	—	$14.07	10/30/24	—	—
	10/30/14	07/28/15	—	—	29,920	44,880	$11.77	10/30/24	—	—
	10/30/15	11/01/16	—	21,120	—	—	$9.97	10/30/24	—	—

John Dinger	11/01/15	—	5,104	—	—	—	$23.67	11/01/25	11,000	$317,700
	11/01/15	—	—	—	12,496	—	$34.73	11/01/25	—	—
	11/01/15	11/01/16	—	20,416	—	—	$19.58	11/01/25	—	—
	11/01/15	11/01/16	—	—	—	49,984	$27.77	11/01/25	—	—

Laura Doerre	11/02/16	—	—	—	—	—	—	—	49,412	$1,427,108

(1)	Equity awards with a modification date of July 28, 2015 represent unvested Stock Options that were outstanding as of June 30, 2015 for which the Committee approved a reduction in the exercise price of $4.73 per share of common stock and $7.02 per share of Class B-1 Common Stock. Equity awards with a modification date of November 1, 2016 represent unvested Stock Options that were outstanding as of November 1, 2016 for which the Committee approved a reduction in the exercise price of $4.09 per share of common stock and $6.96 per share of Class B-1 Common Stock.

(2)	Mr. Beck’s Stock Options shown in these columns will vest in equal installments on each of November 30, 2017, November 30, 2018, November 30, 2019 and November 30, 2020. Mr. Hachigian’s Stock Options shown in these columns that were granted on April 1, 2014 vested on April 1, 2016. Mr. Hachigian’s Stock Options shown in these columns that were repriced on July 28, 2015 vested on April 1, 2017. All of Mr. Hachigian’s Stock Options will vest in full upon a Change in Control (as defined in his award agreements). Mr. Mallard’s Class B-1 Stock Options shown in the columns that were repriced on July 28, 2015 are scheduled to vest in equal installments on each of October 30, 2017, October 30, 2018, and October 30, 2019. Mr. Mallard’s Common Stock Options shown that were repriced on November 1, 2016 will vest in equal installments on each of September 15, 2017, September 15, 2018, September 15, 2019, and September 15, 2020. Mr. Dinger’s Stock Options shown in these columns will vest in equal installments on each of November 1, 2017, November 1, 2018, November 1, 2019, and November 1, 2020.

(3)	The amounts in this column represent the total number of RSUs that were not vested as of December 31, 2016. Mr. Beck’s RSUs will vest in equal installments on each of November 30, 2017, November 30, 2018, and November 30, 2019. Mr. Hachigian’s RSUs will vest on November 10, 2017. Mr. Dinger’s RSUs will vest in equal installments on November 1, 2017 and November 1, 2018. All of Ms. Doerre’s RSUs will vest on November 2, 2019.

(4)	The amounts in this column represent the aggregate market value of RSUs based upon the valuation of our common stock in effect on December 31, 2016 of $28.88.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-145

Option Exercises and Stock Vested

The following table lists the options exercised and stock vested for each of the NEOs during the year ended December 31, 2016. In 2016, none of the NEOs exercised any Stock Options.

	Stock Awards
Name	Number of shares vested(1)	Market value of shares or units of stock that have vested(2)
Mark Beck	41,250	$1,191,375
Kirk Hachigian	23,375	$675,113
L. Brooks Mallard	—	—
John Dinger	—	—
Laura Doerre	—	—

(1)	Mr. Beck’s RSUs vested on November 30, 2016, and, in connection therewith, 21,527 shares were issued to Mr. Beck and 19,723 were withheld to cover applicable taxes. Mr. Hachigian’s RSUs vested on November 10, 2016, and, in connection therewith, 13,563 shares were issued to Mr. Hachigian, and 9,812 were withheld to cover applicable taxes.

(2)	Represents the aggregate value of Mr. Hachigian’s and Mr. Beck’s RSUs, at a value of $28.88 per share, when settled in December 2016.

Potential Payments upon Termination or Change In Control

Each of our NEOs would be entitled to certain payments and benefits following a termination of employment in certain circumstances. These potential benefits are summarized below and reflect obligations pursuant to agreements with the Company as well as other compensatory arrangements and policies. The amounts of potential payments and benefits for our NEOs reflected in the table below assume that the termination of employment in the circumstances noted occurred on December 31, 2016.

In the case of Mr. Hachigian, whose employment was terminated by mutual agreement without cause on December 31, 2016, the actual benefits provided under his termination agreement are described and quantified below.

Termination for Cause or Voluntary Resignation without Good Reason

Upon a termination by the Company for Cause (as defined in the relevant agreement or as determined in accordance with the Stock Incentive Plan) or due to a voluntary resignation without Good Reason (as defined in the relevant agreement), no severance benefits would be paid to the NEO. Pursuant to applicable employment and award agreements, Stock Options, whether vested or unvested, and unvested RSUs would in each case be forfeited immediately upon termination for Cause for no consideration. The NEO would receive a payment for unused vacation days accrued in the year of termination and would continue to be eligible for medical and dental benefits until the end of the month in which termination occurred. The NEO would forfeit the right to an annual bonus under the MIP in the year of termination, but would be paid for any bonus earned in the prior fiscal year if such bonus had not yet been paid prior to the date of termination.

Upon termination of employment for any reason other than death, disability, retirement on or after age 65, or termination for cause, all unvested Stock Options and RSUs are immediately forfeited and vested Stock Options remain exercisable for the 90-day period following termination.

Termination Due to Death, Disability or Retirement

Upon a termination due to death, disability or retirement after age 65, none of the NEOs would receive any benefits not ordinarily provided under our standard life insurance and disability benefit plans. Under the

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-146

Company’s standard life insurance policy, in the event an NEO dies while actively employed, his or her beneficiary will receive a payment of $10,000 and base salary continuation (based on the annual base salary in effect at the time of death) for a period of one year. Under the Company’s disability benefit plan, if an NEO becomes disabled, he or she will be entitled to six months’ salary continuation. Because these benefits are generally available to all employees of the Company and are provided pursuant to policies that do not discriminate in favor of our NEOs in scope, terms or operation, the value of such benefits are not included in the table below.

Pursuant to the applicable award agreements, all unvested Stock Options and RSUs granted to a NEO would be forfeited immediately in the event of a termination of employment due to death, disability or retirement. Stock Options that are vested on the date of death, disability or retirement on or after age 65 will remain exercisable until the earlier to occur of (x) the expiration of the twelve-month period following termination and (y) the Stock Option expiration date.

Termination without Cause or Resignation for Good Reason

The agreements with Messrs. Beck, Hachigian, Mallard, and Dinger provide that if their employment is terminated by the Company without Cause (as defined in the applicable agreement) or in the case of Mr. Beck, if he resigns for “Good Reason” (as defined in the applicable agreement), they are entitled to the benefits described below.

Mr. Beck

Prior to entering into the 2017 Employment Agreement between the Company and Mr. Beck, Mr. Beck’s employment agreement provided that he would be entitled to base salary continuation and medical benefits for one year in the event his employment is terminated by us without Cause or he resigns for Good Reason (as defined in the agreement). Pursuant to the applicable award agreements, in the event Mr. Beck’s employment is terminated without Cause or he resigns for Good Reason, any Stock Options and RSUs scheduled to vest on the vesting date next following the date of termination will vest immediately upon termination. Vested Stock Options will remain available for exercise for 90 days following termination.

In order to receive these post-employment benefits, Mr. Beck would be required to execute a binding waiver and release of all legal claims against the Company. Mr. Beck is also subject to non-competition and non-solicitation provisions for 18 months following his termination of employment.

Mr. Hachigian

In a termination agreement dated December 30, 2016, the Company and Mr. Hachigian mutually agreed that his employment with the Company and any agreements relating thereto with the Company would terminate effective December 31, 2016 and that Mr. Hachigian will continue to serve as non-Executive Chairman. Pursuant to the termination agreement, Mr. Hachigian is entitled to (i) a prorated annual bonus under the 2016 MIP (for January 1, 2016 through March 31, 2016), (ii) continued eligibility for himself and his dependents in the Company’s medical and dental plans until December 31, 2020, and (iii) continued rights to indemnification as an officer of the Company and any indemnification agreements in his favor. Pursuant to the termination agreement, Mr. Hachigian was also designated a Key Non-Employee under our Stock Incentive Plan such that all stock options and RSUs granted to him will remain outstanding in accordance with the terms and conditions of the original award agreement, including continued vesting.

In consideration for receiving these post-employment benefits, Mr. Hachigian executed a binding waiver and release of all legal claims against us. Mr. Hachigian is also subject to non-competition and non-solicitation provisions for 24 months following his termination of employment.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-147

Messrs. Mallard and Dinger

Pursuant to their management transition agreements as in effect prior to entering into their respective 2017 Employment Agreements, each of Messrs. Mallard and Dinger was entitled to receive salary continuation for twelve months in the event his employment was terminated by the Company without Cause (as defined in the agreement) prior to December 1, 2017. These agreements also provided that the executive would be eligible for medical and dental benefits at the same cost as active employees for up to 18 months following termination. The executive would also receive a bonus under the MIP in the calendar year of termination as earned, based on actual performance under the terms of the MIP (subject to a minimum payment equal to his target annual bonus opportunity). In the calendar year following his termination, the executive was entitled to receive a pro rata target bonus under the MIP based on his target bonus opportunity at the time of his termination. For the twelve-month period following his termination, the executive will be required to assist with an orderly management transition. During this period, the executive will be designated a “Key Non-Employee” such that his equity awards will continue to vest, and following such period, his vested Stock Options will remain outstanding for 90 days. Unvested RSUs granted to Mr. Dinger will vest at the conclusion of the twelve-month transition period. Unvested Stock Options will be forfeited immediately upon the conclusion of the one-year transition period. The benefits under the management transition agreements are provided in lieu of any severance or separation benefits for which the executives may otherwise be eligible under any policy or other agreement.

In order to receive these post-employment benefits, the executive must execute a binding waiver and release of all legal claims against the Company. The executives are also subject to non-competition and non-solicitation restrictions for 18 months and 24 months, respectively, following the termination of employment.

Ms. Doerre

Pursuant to the Company’s severance benefits policy, in the event of a termination without cause, Ms. Doerre was entitled to salary continuation based on her number of years of service (for up to six months) and Company-subsidized COBRA continuation coverage for up to 12 months. The 2017 Employment Agreement between Ms. Doerre and the Company provides for additional post-termination benefits as described below.

2017 Employment Agreements

Under the terms of the 2017 Employment Agreements, in the event that that any NEO’s employment is terminated by the Company without cause or the NEO resigns for good reason (as such terms are defined in the respective 2017 Employment Agreement), subject to the NEO’s execution and effectiveness of a general release of claims in our favor, the NEO will be entitled to receive: (i) an amount equal to the sum of (x) the NEO’s then-current base salary and (y) the NEO’s target annual cash incentive bonus for the year of termination; (ii) a pro-rated annual cash incentive bonus based on actual Company performance through the date of termination; (iii) treatment of equity awards held by the NEO pursuant to the terms of the applicable award agreement; (iv) if the NEO is participating in the Company’s group health plan immediately prior to the date of termination and elects to continue coverage, payment of 12 months of healthcare coverage following termination and (v) outplacement services not to exceed a total value of $10,000. In addition, each NEO will be bound by two-year post-termination non-competition and non-solicitation covenants.

Change in Control

Treatment under Previously Existing Employment Agreements

Under the agreements in effect between the Company and each of our NEOs prior to entering into the 2017 Employment Agreements, the occurrence of a change in control of the Company alone (i.e., one that does not result in a termination of employment without Cause or resignation by the executive (as applicable)) would result neither in the payment of any severance or separation benefits to any of the NEOs, nor in the accelerated vesting of any Stock Options or RSUs, except with respect to the equity awards held by Mr. Beck and Mr. Hachigian. In

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-148

the event of a Company Sale (as defined in his award agreements), all unvested Stock Options and RSUs granted to Mr. Beck would vest immediately provided he remained actively employed by us until the date of the Company Sale. As a result of the closing of our IPO, the Company Sale provisions are no longer applicable. In the event of a Change in Control (as defined in the award agreements), Mr. Hachigian’s then unvested Stock Option awards will become vested in full.

2017 Employment Agreements

Under the terms of the 2017 Employment Agreements for Messrs. Beck and Mallard and Ms. Doerre, in the event that that any such NEO’s employment is terminated by the Company without cause or such NEO resigns for good reason, in either case occurring on or after a “change in control” (as defined in the applicable 2017 Employment Agreement), subject to the NEO’s execution and effectiveness of a general release of claims in our favor, the NEO will be entitled to receive: (i) an amount equal to two times the sum of (x) the NEO’s then-current base salary and (y) the NEO’s average cash incentive bonus for the three full fiscal years prior to the change in control event or the three full fiscal years prior to the year of termination, if greater; (ii) a pro-rated annual cash incentive bonus based on the NEO’s annual bonus target amount for that fiscal year through the date of termination rounded up to the next whole month); (iii) full acceleration of all time-based equity awards held by the NEO; (iv) acceleration of vesting of performance share units at target amounts pro-rated through the date of termination, rounded to the next full year (v) if the NEO is participating in the Company’s group health plan immediately prior to the date of termination, payment of 24 months of healthcare coverage following termination and (vi) outplacement services not to exceed a total value of $10,000. In addition, each NEO will be bound by two-year post-termination non-competition and non-solicitation covenants.

Under the terms of Mr. Dinger’s 2017 Employment Agreement, in the event that Mr. Dinger’s employment is terminated by us without cause or he resigns for good reason, in either case occurring on or after a change in control, subject to the execution and effectiveness of a general release of claims in our favor, Mr. Dinger will be entitled to receive (i) an amount equal to the sum of (x) his current base salary and (y) his target annual cash incentive bonus for the year of termination; (ii) a pro-rated annual cash incentive bonus based on actual Company performance through the date of termination; (iii) full acceleration of all time-based equity awards held by Mr. Dinger; (iv) acceleration of vesting of PSUs at target amounts pro-rated through the date of termination; (v) payment of the aggregate value of 12 months of COBRA premiums; and (vi) outplacement services not to exceed $10,000 in total. In addition, Mr. Dinger will be bound by two-year post-termination non-competition and non-solicitation covenants.

Estimated Potential Termination Payments and Benefits

The following table provides the estimated value of the payments and benefits that our NEOs would have been provided under the employment agreements, letter agreements, and other management agreements and policies described above that were in effect as of December 31, 2016 in connection with certain termination scenarios, assuming such termination had occurred on December 31, 2016. The actual amounts that would be paid upon an NEO’s termination of employment can be determined only at the time of such event.

Name	Voluntary Separation or For Cause(1)	Without Cause or Good Reason(2)	Death	Disability	Retirement After Age 65	Change In Control; No Termination(3)
Mark Beck	—	$3,156,784	—	—	—	$6,911,893
Kirk Hachigian	—	$55,340	—	—	—	$481,445
L. Brooks Mallard	—	$832,619	—	—	—	—
John Dinger	—	$683,618	—	—	—	—
Laura Doerre	—	$268,413	—	—	—	—

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-149

(1)	None of the NEOs will receive any special benefits in the event of voluntary separation without Good Reason or termination for Cause. Under standard plan provisions, the NEOs will continue to be eligible for benefits under the Company’s medical and dental plans until the last day of the month in which termination occurs and for a payment for vacation days earned but not used in the year of termination, if any. The NEO would also receive payment for bonus earned in the fiscal year prior to termination if that bonus has not been paid prior to the termination date. Any bonus earned in the year of termination is forfeited.

(2)	Amounts in this column represent the cash and benefits to be paid to the NEO in the event of termination by the Company without Cause (as defined in the relevant agreement) or, with respect to Mr. Beck, resignation with Good Reason (as defined in the relevant agreement). For Mr. Hachigian, the benefit includes only medical and dental benefits for himself and his dependents through December 31, 2020. For Mr. Beck, the severance benefits are one year of base salary ($850,000), a target bonus ($1,062,500), medical and dental benefits ($18,413), and accelerated vesting on 20% of his Common Stock Options and Class B-1 Common Stock Options and 25% of his RSUs ($1,225,871). For Mr. Mallard, the cash and benefits are based on one year of base salary ($460,000), a target bonus ($345,000), and medical and dental benefits for 18 months ($27,619). For Mr. Dinger, the cash and benefits are based on one year of base salary ($410,000), a target bonus ($246,000) and medical and dental benefits for 18 months ($27,619). For Ms. Doerre, the cash and benefits are based on six months’ of base salary ($250,000) and medical and dental benefits for 12 months ($18,413).

(3)	The occurrence of a change in control of the Company without a termination of employment will not result in payments to the NEOs, other than with respect to Messrs. Beck and Hachigian. The amounts in this column represents the value of equity acceleration of all outstanding unvested equity awards for Mr. Beck and acceleration of all unvested Stock Options for Mr. Hachigian, which amounts were computed based upon a valuation of our common stock on December 31, 2016 of $28.88.

Director Compensation

Members of the Board who are our employees or employees of Onex receive no additional compensation for their service on the Board. In 2016, our employee-directors were Messrs. Hachigian, Beck, and Wendt and the directors employed by Onex were Messrs. Munk and Ross. Mr. Beck joined the Board in May 2016. Each non-employee and non-Onex member of the Board received $125,000 annually for service on the Board, payable quarterly in arrears. The Chair of the Audit Committee was eligible to receive an additional $10,000 per year, payable quarterly in arrears. Mr. Tolbert was the Chair of the Audit Committee in 2016 and received the additional retainer for his services as such.

In 2017, following our IPO, each non-employee member of the Board became entitled to receive an annual cash retainer of $90,000 to be paid quarterly in arrears. In addition, the Chair of the Board became entitled to receive an additional annual cash retainer of $100,000 and the Chair of the Audit Committee became entitled to receive an additional annual cash retainer of $25,000, also paid quarterly in arrears. Amounts due to members of our Board that are employees of Onex are paid directly to Onex.

Annual Stock Grant

We have not historically offered annual equity awards to our directors. Beginning in 2017, each non-employee director will receive an annual grant of $110,000 in RSUs under the Company’s Omnibus Equity Plan, which RSUs shall vest on the first anniversary of the date of the grant subject to continued service on the Board by the non-employee or non-Onex director through the earlier of the end of the director’s term or the vesting date. Directors who are appointed to the Board during the year will be entitled to a prorated RSU award. The value of awards due to members of our Board who are employees of Onex will be paid directly to Onex; however, such payments will be made in cash and not as equity awards. In accordance with this policy, on February 27, 2017, each non-employee director (other than those who are employees of Onex) received a grant of 3,533 RSUs.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-150

2016 Compensation

The following table summarizes the compensation of the non-NEO directors in the year ended December 31, 2016. Directors who are our employees or employees of Onex received no compensation for their service as Board members. Mr. Beck’s and Mr. Hachigian’s compensation has been reported in the Summary Compensation Table and related compensation tables regarding our 2016 NEOs. Messrs. Carter and Patterson resigned as directors effective October 31, 2016.

Name	Fees Earned or Paid in Cash(1)	Stock Awards	Option Awards($)	All Other Compensation	Total
Martha (Stormy) Byorum	$125,000	—	—	—	$125,000
John D. Carter	$125,000	—	—	—	$125,000
Anthony Munk	—	—	—	—	—
Christopher Patterson	$125,000	—	—	—	$125,000
Matthew Ross	—	—	—	—	—
Bruce Taten(2)	$125,000	—	—	$88,200	$213,200
Patrick Tolbert	$135,000	—	—	—	$135,000
Roderick Wendt(3)	—	—	—	$777,229	$777,229
Steven Wynne(4)	$125,000	—	—	$182,267	$307,267

(1)	Non-employee directors received no compensation other than the annual retainer of $125,000, except for Mr. Tolbert who received an additional $10,000 retainer as Chair of the Audit Committee.

(2)	Pursuant to an oral agreement with the Company, Mr. Taten was paid $88,200 for legal consulting services in 2016.

(3)	Mr. Wendt, Vice Chairman, is an employee. In 2016, he received a salary of $200,000 and 401(k) matching contributions of $8,000. Mr. Wendt also received a cash award of $569,229 for 42,471 vested Common Stock Options and 56,815 vested Class B-1 Common Stock Options.

(4)	Mr. Wynne is a former employee who, pursuant to the terms of his separation agreement, continues to hold 13,596 vested Common Stock Options and 18,194 Class B-1 Common Stock Options all with an exercise price of $21.77 per share. In November 2016, Mr. Wynne received a cash award on these vested Stock Options of $182,267 based on $4.09 per Common Stock Option and $6.96 per Class B-1 Common Stock Option.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-151

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of                 , 2017, and as adjusted to reflect the sale of our common stock being offered in this offering, by:

•	each person or entity who is known by us to beneficially own more than 5% of our common stock;

•	each of our directors and named executive officers;

•	all of our directors and executive officers as a group; and

•	each selling shareholder.

Each shareholder’s percentage ownership before and after the completion of this offering is based on                  shares of common stock outstanding as of                 , 2017, plus, in each case, the number of shares of common stock such shareholder has the right to acquire, including through the exercise of options, within 60 days of                 , 2017.

Information with respect to beneficial ownership has been furnished to us by each director, executive officer, shareholder or selling shareholder listed in the table below. The amounts and percentages of our common stock beneficially owned are reported on the basis of rules of the SEC governing the determination of beneficial ownership of securities. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power”, which includes the power to vote or direct the voting of such security, or “investment power”, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days after                 , 2017, including any shares of our common stock subject to an option that is currently exercisable or is exercisable within 60 days after                 , 2017. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s ownership percentage. More than one person may be deemed to be a beneficial owner of the same securities.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-152

Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. Unless otherwise indicated below, the address for each person or entity listed below is c/o JELD-WEN Holding, Inc., 440 S. Church Street, Suite 400, Charlotte, North Carolina 28202.

	Prior to this offering		Shares to be sold in this offering		After this offering
			Assuming underwriters’ option to purchase additional shares is not exercised	Assuming underwriters’ option to purchase additional shares is exercised in full	Assuming underwriters’ option to purchase additional shares is not exercised		Assuming underwriters’ option to purchase additional shares is exercised in full
	Number of shares beneficially owned				Number of shares beneficially owned		Number of shares beneficially owned
Name of Beneficial Owner	Number of shares	Percentage of shares	Number of shares	Number of shares	Number of shares	Percentage of shares	Number of shares	Percentage of shares
5% Shareholders and selling shareholders
Onex(1)	47,094,830

Named Executive Officers and Directors
Mark Beck(2)
L. Brooks Mallard(3)
John Dinger(4)
Laura Doerre
Kirk Hachigian(5)
William F. Banholzer
Martha (Stormy) Byorum
Greg G. Maxwell
Anthony Munk(6)
Matthew Ross(6)
Bruce Taten
Patrick Tolbert
Roderick Wendt(7)
Steven Wynne(8)

All executive officers and directors as a group (18 persons)(9)

*	Represents beneficial ownership of less than 1% of our outstanding common stock.

(1)

Includes: (i) 29,076,355 shares of common stock held by Onex Partners III LP; (ii) 3,930,242 shares of common stock held by Onex BP Co-Invest LP; (iii) 769,160 shares of common stock held by Onex Partners III GP LP; (iv) 389,642 shares of common stock held by Onex US Principals LP; (v) 370,770 shares of common stock held by Onex Partners III PV LP; (vi) 10,865,042 shares of common stock held by OAH Wind LLC; (vii) 481,073 shares of common stock held by BP EI II LLC; (viii) 93,614 shares of common stock held by Onex Partners III Select LP; and (ix) 1,118,932 shares of common stock held by Onex Advisor Subco III LLC. In the offering, Onex Partners III LP, Onex BP Co-Invest LP, Onex Partners III GP LP, Onex US Principals LP, Onex Partners III PV LP, OAH Wind LLC, BP EI II LLC, Onex Partners III Select LP, and Onex Advisor Subco III LLC will sell              shares of common stock, respectively. If the underwriters exercise their option to purchase additional shares in full, Onex Partners III LP, Onex BP Co-Invest LP, Onex Partners III GP LP, Onex US Principals LP, Onex Partners III PV LP, OAH Wind LLC, BP EI II LLC, Onex Partners III Select LP, and Onex Advisor Subco III LLC will sell an additional              shares of common stock, respectively. Onex Corporation, a corporation whose subordinated voting shares are traded on the Toronto Stock Exchange, and/or Mr. Gerald W. Schwartz, may be deemed to beneficially own the common stock held by (a) Onex Partners III LP, through Onex Corporation’s indirect ownership or control of Onex Partners Manager GP ULC, the general partner of Onex Partners Manager LP, the agent of Onex Partners III GP LP, the general partner of Onex Partners III LP, (b) Onex BP Co-Invest LP, through Onex Corporation’s indirect ownership or control of Onex Partners Manager GP ULC, the general partner of Onex Partners Manager LP, the agent of Onex Partners III GP LP, the general partner of Onex BP Co-Invest LP, (c) Onex Partners III GP LP, through Onex Corporation’s ownership of all of the equity of Onex Partners GP Inc., the general partner of Onex Partners III GP LP, (d) Onex US Principals LP, through Onex Corporation’s indirect ownership or control of all of the

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-153

equity of Onex American Holdings GP LLC, the general partner of Onex US Principals LP, (e) Onex Partners III PV LP, through Onex Corporation’s indirect ownership or control of Onex Partners Manager GP ULC, the general partner of Onex Partners Manager LP, the agent of Onex Partners III GP LP, the general partner of Onex Partners III PV LP, (f) OAH Wind LLC, through Onex Corporation’s ownership of all of the equity of Onex American Holdings II LLC, which owns all of the equity of Onex American Holdings Subco LLC, which owns all of the equity of OAH Wind LLC, (g) BP EI II LLC, through Onex Corporation’s ownership of all of the equity of Onex American Holdings II LLC, which owns all of the equity of BP EI LLC, which owns all of the equity of BP EI II LLC, (h) Onex Partners III Select LP, through Onex Corporation’s indirect ownership or control of Onex Partners Manager GP ULC, the general partner of Onex Partners Manager LP, the agent of Onex Partners III GP LP, the general partner of Onex Partners III Select LP; and (i) Onex Advisor Subco III LLC, through Gerald W. Schwartz’s indirect ownership or control of 1597257 Ontario Inc., which owns all of the equity of New PCo II Investments Ltd. which in turn owns all of the equity interest of Onex Advisor Subco LLC, which owns all of the equity of Onex Advisor Subco III LLC. Mr. Gerald W. Schwartz, the Chairman, President and Chief Executive Officer of Onex Corporation, indirectly owns shares representing a majority of the voting rights of the shares of Onex Corporation and as such may be deemed to beneficially own all of the common stock beneficially owned by Onex Corporation. Mr. Schwartz disclaims such beneficial ownership. The address for Onex Corporation and Mr. Schwartz is 161 Bay Street, Toronto, ON M5J 2S1.

(2)	Includes shares of common stock issuable upon the exercise of currently vested options.

(3)	Includes shares of common stock issuable upon the exercise of currently vested options.

(4)	Includes shares of common stock issuable upon the exercise of currently vested options.

(5)	Includes shares of common stock issuable upon the exercise of currently vested options.

(6)	Does not include shares of common stock held by funds managed by an affiliate of Onex Corporation. Mr. Munk and Mr. Ross are directors of JWHI. Mr. Munk is a Senior Managing Director of Onex Corporation and Mr. Ross is a Managing Director of Onex Corporation. Mr. Munk and Mr. Ross do not have voting or investment power with respect to the shares held by such funds.

(7)	Includes (i) shares of common stock held through the Company’s ESOP; (ii) shares of common stock held through the Company’s KSOP; (iii) shares of common stock issuable upon the exercise of currently vested options; (iv) shares of common stock held through the Wendt Family Foundation; (v) shares of common stock held through The Richard Lester Wendt Revocable Living Trust; (vi) shares of common stock held through the RC Wendt Revocable Trust; and (vii) shares of common stock held through the Roderick Wendt GST Trust. Mr. Wendt is one of nine trustees of the Wendt Family Foundation. Mr. Wendt is one of three trustees, each of whom are members of Mr. Wendt’s immediate family, of The Richard Lester Wendt Revocable Living Trust. Mr. Wendt is the sole trustee of the RC Wendt Revocable Trust and the Roderick Wendt GST Trust. Mr. Wendt has or shares voting and investment control of shares held by the Wendt Family Foundation, The Richard Lester Wendt Revocable Living Trust, the RC Wendt Revocable Trust and the Roderick Wendt GST Trust, and therefore may be deemed to have beneficial ownership of such shares. Mr. Wendt is also the beneficiary of the RC Wendt Revocable Trust. Mr. Wendt, as trustee and beneficiary of the RC Wendt Revocable Trust, has pledged shares of common stock in the name of Lewis & Clark Bank to secure a loan obligation.

(8)	Includes shares of common stock issuable upon the exercise of currently vested options.

(9)	Includes shares of common stock issuable upon the exercise of currently vested options and shares of common stock issuable upon the exercise of options exercisable within 60 days after , 2017.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-154

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Dividends and Other Distributions

In July 2015, we made payments of approximately $431 million to holders of our common stock, Series A Convertible Preferred Stock, Class B-1 Common Stock, options, and RSUs. Of the amount paid, approximately $359.1 million was paid to Onex in respect of its ownership of common stock and Series A Convertible Preferred Stock, and an aggregate of approximately $7.6 million was paid to our directors and executive officers in respect of common stock, Class B-1 Common Stock, options, and RSUs they own.

In November 2016, we made payments of approximately $400 million to holders of our common stock, Series A Convertible Preferred Stock, Class B-1 Common Stock, options, and RSUs. Of the amount paid, approximately $327 million was paid to Onex in respect of its ownership of common stock and Series A Convertible Preferred Stock, and an aggregate of approximately $11.3 million was paid to our directors and executive officers in respect of common stock, Class B-1 Common Stock, options, and RSUs they own.

IPO Grants

In connection with our IPO and under the Omnibus Equity Plan, on February 2, 2017, Messrs. Beck, Mallard, and Dinger and Ms. Doerre were awarded 195,885, 53,358, 25,662, and 41,060 options, respectively, with an exercise price of $27.59 (the closing price on the date of grant), and 57,005, 15,528, 7,468, and 11,949 RSUs, respectively. The stock options will vest ratably on each anniversary of the date of grant over a three-year period and will expire ten years from the date of grant. The RSUs will vest in full on the third anniversary of the date of grant. See “Executive Compensation—Compensation Discussion and Analysis—Components of Executive Compensation—Equity Awards to NEOs” for more information on the grants being made to our named executive officers in connection with this offering.

Consulting Agreement

In October 2011, we entered into a consulting agreement with Onex, our principal equity holder. In exchange for providing us with corporate finance and strategic planning consulting services, we paid Onex Partners Manager LP an annual management fee of $0.4 million, $0.6 million, and $1.8 million in the years ending December 31, 2016, 2015, and 2014, respectively, pursuant to the consulting agreement. The consulting agreement provides that we will indemnify Onex against any claims arising out of or in connection with Onex’ performance under the consulting agreement and reimburse Onex for any out-of-pocket legal expenses incurred in connection with the investigation or defense of any such claims. In connection with our IPO, the consulting agreement (excluding ongoing indemnification obligations) was terminated for no consideration.

Onex Shareholders Agreement

We, Onex, the Richard Lester Wendt Revocable Living Trust, or the “Trust”, and certain other of our shareholders were party to a shareholders agreement, dated October 3, 2011, as amended, which was entered into in connection with the Onex Investment. The shareholders agreement governed the transferability of shares of common stock and other rights with respect to the ownership of shares of common stock. The shareholders agreement was terminated in connection with our IPO.

Company Shareholders Agreements

We and certain of our pre-IPO shareholders were party to certain shareholders agreements, which were intended to limit the number and identity of our shareholders for so long as we operated as a private company. In connection with our IPO, we terminated these shareholders agreements.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-155

Indemnification Agreements

In 2016 and 2017, we entered into indemnification agreements with each of our directors and certain of our officers. The indemnification agreements provide the directors and officers with contractual rights to indemnification and expense advancement which are, in some cases, broader than the specific indemnification provisions contained under Delaware law. We believe that the indemnification agreements are, in form and substance, substantially similar to those commonly entered into with publicly traded Delaware corporations.

Employment Agreements

See “Executive Compensation—Employment Agreements” for information regarding the employment agreements that we have entered into with our named executive officers.

Registration Rights Agreement

We, Onex, certain of our directors and executive officers, and other pre-IPO shareholders also entered into a registration rights agreement dated October 3, 2011 in connection with the Onex Investment that was amended and restated on January 24, 2017 in connection with our IPO and further amended in connection with the May 2017 Secondary Offering (as amended and restated and as subsequently amended, the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, subject to the terms of the lock-up agreements they have entered into with the representatives of the underwriters in connection with this offering, certain shareholders who are party to the Registration Rights Agreement have the right to require us to register their shares under the Securities Act under specified circumstances, including the right to require us to facilitate underwritten offerings as well as to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period, and will have incidental registration rights as described below. After registration pursuant to these rights, in most cases these shares will become freely tradable without restriction under the Securities Act. This offering is being conducted in connection with the exercise of certain registration rights granted to certain of our shareholders under the Registration Rights Agreement. All of the shares of our common stock sold in this offering will be sold pursuant to such registration rights.

Demand Registration Rights

Subject to certain restrictions, Onex (or its permitted transferees), as well as the shareholders owning a majority of the shares (other than shares owned by Onex) that are subject to the Registration Rights Agreement, each have the right to require us from time to time by written notice to prepare and file a registration statement registering the offer and sale of a number of their shares of common stock and/or to facilitate an underwritten offer of a number of shares of their common stock using an already effective shelf registration statement, except that no more than one demand may occur in any four-month period unless such demand is for a short-form registration or underwritten shelf takedown. The demand rights will also be subject to our right to delay registration for up to six months based on certain circumstances.

Piggyback Registration Rights

If, subject to certain customary limitations, we propose to register an offering of common stock (subject to certain exceptions) for our own account or for the account of any third party (including a demand registration), then we must give written notice to all holders who own registrable securities to allow them to include a specified number of their shares in that registration statement.

Participation Right

For so long as Onex and its affiliates collectively own at least 5% of our outstanding common stock (calculated on an as-converted, fully diluted basis), Onex has the right to purchase its pro rata portion of the

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-156

primary shares offered pursuant to any future public offering by the Company at the same price at which the common stock will be offered to the public pursuant to the offering.

Other Provisions

The registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration and our right to delay or withdraw a registration statement under certain circumstances. We will generally pay all registration expenses in connection with our obligations under the Registration Rights Agreement, regardless of whether a registration statement is filed or becomes effective. The Registration Rights Agreement also contains customary cross-indemnification provisions, pursuant to which we are obligated to indemnify any selling shareholders in the event of material misstatements or omissions in the registration statement attributable to us, and each selling shareholder is obligated to indemnify us for material misstatements or omissions in the registration statement attributable to information specifically provided by such selling shareholder.

Stock Purchase Agreements

We and Onex were party to the amended and restated stock purchase agreement, dated as of July 29, 2011, and the stock purchase agreement, dated as of August 30, 2012, in each case as amended, which were entered into to provide for the acquisition of our equity by Onex. The stock purchase agreements require us to indemnify, hold harmless, and reimburse Onex and certain of its related parties for damages (as defined and subject to limitations specified in the stock purchase agreements) arising from, based upon, or otherwise in respect of various matters identified in the stock purchase agreements, including our ownership, operation, and disposition of businesses and assets that are not part of our core business (“non-core assets”) and certain specified liabilities. We were required to satisfy these obligations in cash or through the issuance of our common stock; any amounts payable would be “grossed-up” to compensate Onex for the portion of those amounts that it would bear as our majority shareholder, except to the extent that those amounts were paid in cash from certain operating cash flow and disposition proceeds derived from non-core assets. In August 2016, pursuant to a settlement agreement executed in June 2016, we paid Onex and the other investors under the stock purchase agreements an aggregate of $23.7 million in cash in full settlement and satisfaction of all existing claims (known or unknown) under these provisions of the stock purchase agreements. In connection with the settlement, the stock purchase agreements and our certificate of incorporation were amended to permit us to pay a cash dividend to holders of our common stock who are parties to the stock purchase agreements with the net proceeds (after provision for related taxes and other expenses), if any, received by us after August 3, 2016 and prior to the filing of a preliminary prospectus for the IPO that included a price range from the sale of specified non-core assets. On July 26, 2016, we entered into an agreement to sell certain of these assets, which sale was completed on October 20, 2016. Our obligations under these provisions of the stock purchase agreements terminated automatically upon completion of our IPO, except with respect to any unresolved claim made prior to such time.

Selling Shareholder Letter Agreement

In connection with the sale of shares by the selling shareholders in our IPO, we entered into a letter agreement with the selling shareholders in the IPO pursuant to which we agreed to pay all registration expenses (other than underwriting discounts and commission, but including costs of outside counsel) and to indemnify the selling shareholders in the IPO in the event of material misstatements or omissions in the IPO prospectus attributable to us, and in which each of the selling shareholders in the IPO are obligated to indemnify us for material misstatements or omissions in the IPO prospectus attributable to information specifically provided by such selling shareholders.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-157

Employee Stock Ownership and Retirement Plan and KSOP

Beginning in 1995, we sponsored the ESOP, which was frozen to new participants effective May 1, 2016. On August 16, 2016, we established the KSOP and transferred a portion of participants’ accounts under the ESOP into the KSOP. The ESOP and KSOP are designed as tax-qualified retirement plans and employee stock ownership plans under the Code. Participants may direct the ESOP and KSOP trustees (who are designated from time to time by our board of directors) how to vote our common stock allocated to their ESOP and KSOP accounts on certain matters, such as corporate mergers or consolidations, recapitalizations, reclassifications, liquidations, dissolutions and the sale of substantially all of our assets.

The ESOP and KSOP provide that participants whose employment with us or our subsidiaries is terminated are entitled to receive distribution of their accounts held in the ESOP or the KSOP, as applicable, at specified times and in specified forms. When an account is distributed, participants may elect to receive either shares of our common stock or cash. In addition, each plan permits diversification out of our common stock held in participants’ accounts at specified times. Historically, in order to fund cash distributions, the ESOP sold shares of common stock to us for cash. In the years ended December 31, 2016, 2015, and 2014, we repurchased approximately $0, $12.1 million, and $14.8 million, respectively, of our common stock from the ESOP. We do not expect to purchase any further shares from the ESOP or the KSOP because we expect the ESOP and KSOP will sell shares in the open market to fund distributions and diversifications. As of             , 2017, the ESOP and KSOP owned approximately         % of our common stock. In May 2017, 244,172 shares of common stock owned by the KSOP were sold by Wells Fargo (the administrator for our plans) into the market to fulfill diversification requests. We anticipate that distributions to ESOP participants and additional KSOP diversification requests will necessitate the release to participants, or sales on behalf of participants, of additional shares of common stock during the fourth quarter of this year.

Notes Receivable from the Trust of Richard L. Wendt

Richard L. Wendt, or “RLW”, was a director of the Company until his death in 2010. During the three year period beginning on January 1, 2014, the estate of RLW, or the “RLW Trust”, owned more than 5% of the Company’s common stock, and one of the directors of the Company, Roderick C. Wendt is a trustee of the RLW Trust. In connection with transactions between the Company and either RLW or entities owned by RLW prior to his death, RLW issued promissory notes to the Company. The promissory notes were secured by Company stock held by RLW, entities owned by RLW prior to his death, or the RLW Trust. As of December 31, 2016, 2015, and 2014, respectively, we were owed $0, $0, and $12.6 million, by the RLW Trust, and we received interest payments of $0, $0.5 million, and $4.2 million. In December 2014, we reduced the principal amount of the promissory notes by $7.1 million in exchange for 355,487 shares of the Company’s stock held by the RLW Trust. The remaining $12.6 million of principal was repaid with the proceeds of the dividend paid on or about July 31, 2015. See “—Dividends and Other Distributions” above.

Loan to Roderick C. Wendt

One of our directors, Roderick C. Wendt, issued promissory notes to us. As of December 31, 2016, 2015, and 2014, respectively, we were owed $0, $2.0 million, and $3.4 million by Roderick C. Wendt, and we received payments of interest of $0.2 million in each of the years ended December 31, 2015 and 2014 and payments of principal of $1.4 million and $1.3 million in each of the years ended December 31, 2015 and 2014, respectively. The entire principal amount of the promissory notes was repaid in May 2016.

Aviation Department

In 2014, we restructured our aviation department, downsizing from three aircrafts to one and moving the operation from Oregon to North Carolina. As part of the restructuring plan, one of the three aircrafts was

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-158

subleased to the RLW Trust. In the agreement, we paid the ongoing lease payments of $79,000 per month and the RLW Trust paid a nominal amount to us. The RLW Trust was responsible for all maintenance and operational costs. This arrangement was entered into to decrease the costs and extend the cash outflow associated with exiting the aircraft lease. The lease expired at the end of January 2017 and was not renewed. In addition, the aircraft hangar located in Klamath Falls, Oregon was sold to Fairmount Aviation for fair value of $2.0 million. Fairmount is a newly formed aviation company controlled by Roderick C. Wendt, a director of the Company.

Policies and Procedures for Related Party Transactions

Our board of directors has adopted a policy providing that the governance and nominating committee will review and approve or ratify transactions in which we participate and in which a related party has or will have a direct or indirect material interest. Under this policy, the governance and nominating committee is to obtain all information it believes to be relevant to a review and approval or ratification of these transactions. After consideration of the relevant information, the governance and nominating committee is to approve only those related party transactions that the governance and nominating committee believes are in the best interests of the Company. In particular, our policy with respect to related party transactions will require our governance and nominating committee to consider the benefits to the Company; the impact on a director’s independence in the event the related party is a director, an immediate family member of a director or an entity in which a director has a position or relationship; the overall fairness of the transaction to both the Company and the related party; and any other matters the governance and nominating committee deems appropriate. A “related party” is any person who is or was one of our executive officers, directors, or director nominees or is a holder of more than 5% of our common stock, or their immediate family members or any entity owned or controlled by any of the foregoing persons. All of the transactions described above were entered into prior to the adoption of this policy.

Certain of the foregoing disclosures are summaries of certain provisions of our related party agreements, and are qualified in their entirety by reference to all of the provisions of such agreements. Because these descriptions are only summaries of the applicable agreements, they do not necessarily contain all of the information that you may find useful. Copies of certain of the agreements (or forms of the agreements) have been filed as exhibits to the registration statement of which this prospectus is a part, and are available electronically on the website of the SEC at www.sec.gov.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-159

DESCRIPTION OF CAPITAL STOCK

The following is a description of our capital stock and the material provisions of our restated certificate of incorporation and amended and restated bylaws. The following is only a summary and is qualified by applicable law and by the provisions of the restated certificate of incorporation and amended and restated bylaws and other agreements, copies of which are available as set forth under the caption entitled “Where You Can Find More Information”.

General

As of the date of this prospectus, our authorized capital stock consists of 900,000,000 shares of common stock, par value $0.01 per share and 90,000,000 shares of undesignated preferred stock, the rights, preferences, and privileges of which may be designated from time to time by our board of directors. The rights and privileges of holders of our common stock are subject to any series of preferred stock that we may issue in the future.

As of July 1, 2017, there were 104,923,708 outstanding shares of common stock (excluding              shares of our common stock issuable upon exercise of outstanding stock options or settlement of RSUs) and no outstanding shares of preferred stock.

Relationship with Onex

Upon completion of this offering, after giving effect to the sale of our common stock by the selling shareholders, Onex will beneficially own approximately              shares of our common stock representing         % of our outstanding common stock (or              shares of our common stock, representing         % of our outstanding common stock if the underwriters exercise their option to purchase additional shares in full). Upon completion of the May 2017 Secondary Offering, we ceased to be a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange and thus we may no longer rely on exemptions from corporate governance requirements that are available to controlled companies, subject to certain transition periods permitted by New York Stock Exchange rules. Although we are no longer a controlled company, Onex will continue to be able to influence matters requiring approval by our shareholders and/or our board of directors, including the election of directors and the approval of business combinations or dispositions and other extraordinary transactions. Onex could initiate corporate action even if its interests conflict with the interests of our other shareholders. This concentration of voting power could delay, deter or prevent a change in control of the Company that might otherwise be beneficial to our shareholders.

Common Stock

Voting Rights. Each outstanding share of common stock is entitled to one vote on all matters with respect to which the holders of our common stock are entitled to vote.

Dividend Rights. Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of our outstanding common stock are entitled to any dividend declared by the board of directors out of funds legally available for this purpose. However, the Corporate Credit Facilities impose restrictions on our ability to declare dividends on our common stock. See “Description of Certain Indebtedness”. Dividends paid in shares of our common stock must be paid, with respect to a particular class of common stock, in shares of that class.

Conversion Rights. The common stock is not convertible.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-160

Other Rights. The holders of our common stock will not have any preemptive or other similar rights to purchase any of our securities, cumulative voting, subscription, redemption or sinking fund rights (except for the subscription rights granted to Onex pursuant to the Registration Rights Agreement). See “Certain Relationships and Related Party Transactions—Registration Rights Agreement—Participation Rights” for a description of such rights.

Right to Receive Liquidation Distributions. Upon our voluntary or involuntary liquidation, dissolution or winding up, the holders of our common stock are entitled to receive, on a pro rata basis, our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the rights of any holders of preferred stock then outstanding, to the holders of common stock.

Assessability. All shares of common stock outstanding upon the completion of this offering will be fully paid and nonassessable.

Preferred Stock

The preferred stock, if issued, would have priority over the common stock with respect to dividends and other distributions, including the distribution of our assets upon liquidation. Unless required by law or by the rules of the New York Stock Exchange, our board of directors will have the authority without further shareholder authorization to issue from time to time shares of preferred stock in one or more series and to fix the terms, limitations, relative rights, and preferences and variations of each series. Although we have no present plans to issue any shares of preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could decrease the amount of earnings and assets available for distribution to the holders of common stock, could adversely affect the rights and powers, including voting rights, of the common stock, and could have the effect of delaying, deterring or preventing a change in control of us or an unsolicited acquisition proposal.

Record Holders

As of the date of this prospectus, our outstanding shares of common stock were held of record by              shareholders.

Limitations on Directors’ Liability

Our restated certificate of incorporation and amended and restated bylaws contain provisions indemnifying our directors and officers to the fullest extent permitted by Delaware law. We have entered into indemnification agreements with each of our directors which, in some cases, are broader than the specific indemnification provisions contained under Delaware law. See “Certain Relationships and Related Party Transactions—Indemnification Agreements”.

In addition, as permitted by Delaware law, our restated certificate of incorporation provides that no director will be liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director. The effect of this provision is to restrict our rights and the rights of our shareholders in derivative suits to recover monetary damages against a director for breach of fiduciary duty as a director, except that a director will be personally liable for:

•	any breach of his or her duty of loyalty to us or our shareholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-161

•	the payment of dividends or the redemption or purchase of stock in violation of Delaware law; or

•	any transaction from which the director derived an improper personal benefit.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

This provision does not affect a director’s liability under the federal securities laws.

To the extent our directors, officers, and controlling persons are indemnified under the provisions contained in our restated certificate of incorporation, our amended and restated bylaws, Delaware law, or contractual arrangements against liabilities arising under the Securities Act, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Provisions of Our Restated Certificate of Incorporation, Amended and Restated Bylaws and Delaware Law that May Have an Anti-Takeover Effect

Delaware law, our restated certificate of incorporation, and our amended and restated bylaws contain provisions that could have the effect of delaying, deferring, or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

Restated Certificate of Incorporation and Amended and Restated Bylaws

Certain provisions in our restated certificate of incorporation and amended and restated bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a shareholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by shareholders.

Among other things, our restated certificate of incorporation and amended and restated bylaws:

•	authorize the issuance of blank check preferred stock that our board of directors could issue to increase the number of outstanding shares and to discourage a takeover attempt;

•	divide our board of directors into three classes with staggered three-year terms;

•	provide that shareholders may remove directors only “for cause”;

•	prohibit our shareholders from calling a special meeting of shareholders;

•	prohibit shareholder action by written consent, which requires all shareholder actions to be taken at a meeting of our shareholders;

•	provide that the board of directors is expressly authorized to adopt, alter, or repeal our bylaws;

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by shareholders at shareholder meetings; and

•	require the approval of holders of at least two-thirds of the outstanding shares of common stock to amend our amended and restated bylaws and certain provisions of our restated certificate of incorporation.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-162

The foregoing provisions of our restated certificate of incorporation and amended and restated bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. Further, these provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts, and these provisions also may have the effect of preventing changes in our management.

Delaware Takeover Statute

Subject to certain exceptions, Section 203 of the DGCL prohibits a Delaware corporation from engaging in any “business combination” (as defined below) with any “interested stockholder” (as defined below) for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the DGCL defines “business combination” to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

We have elected not to be governed by Section 203 of the DGCL, as permitted under and pursuant to subsection (b)(3) of Section 203.

Corporate Opportunity

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to a corporation or its officers, directors, or shareholders. In our restated certificate of incorporation, to the fullest extent permitted by applicable law, we renounce any interest or expectancy that we have in any business opportunity, transaction, or other matter in which Onex, any officer, director, partner, or employee of any entity comprising an Onex entity, and any portfolio company in which such

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-163

entities or persons have an equity interest (other than us) (each, an “Excluded Party”) participates or desires or seeks to participate in, even if the opportunity is one that we might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so. Each such Excluded Party has no duty to communicate or offer such business opportunity to us and, to the fullest extent permitted by applicable law, is not liable to us or any of our shareholders for breach of any fiduciary or other duty, as a director or officer or controlling shareholder, or otherwise, by reason of the fact that such Excluded Party pursues or acquires such business opportunity, directs such business opportunity to another person, or fails to present such business opportunity, or information regarding such business opportunity, to us. Notwithstanding the foregoing, our restated certificate of incorporation does not renounce any interest or expectancy we may have in any business opportunity, transaction or other matter that is (1) offered in writing solely to one of our directors or officers who is not also an Excluded Party, (2) offered to an Excluded Party who is one of our directors, officers or employees and who is offered such opportunity solely in his or her capacity as one of our directors, officers or employees, or (3) identified by an Excluded Party solely through the disclosure of information by or on our behalf.

Choice of Forum

Our restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf, any action or proceeding asserting a breach of fiduciary duty owed by any director or officer to us or our shareholders, any action or proceeding asserting a claim against us arising pursuant to the DGCL or our restated certificate of incorporation or amended and restated bylaws, or any action or proceeding asserting a claim against us that is governed by the internal affairs doctrine. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of claims to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers and may limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us.

Stock Exchange Listing

Our common stock is listed on the New York Stock Exchange under the symbol “JELD”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-164

DESCRIPTION OF CERTAIN INDEBTEDNESS

Corporate Credit Facilities

In October 2014, we entered into the Corporate Credit Facilities, which initially consisted of (i) a term loan facility in an initial principal amount of $775 million (the “Initial Term Loans”) with a syndicate of lenders and Bank of America, N.A., as administrative agent (the “Term Loan Facility”) and (ii) a $300 million asset-based revolving credit facility with a syndicate of lenders and Wells Fargo Bank, National Association, as administrative agent (the “ABL Facility”). In July 2015, we borrowed $480 million of incremental term loans (the “2015 Incremental Term Loans”) under the Term Loan Facility and amended our Corporate Credit Facilities to, among other things, permit a distribution to holders of our common stock, our Series A Convertible Preferred Stock, and our Class B-1 Common Stock. In November 2016, we borrowed $375 million of incremental term loans under the Term Loan Facility. In connection therewith, we entered into the 2016 Term Loan Amendment to, among other things, (i) permit a $400 million distribution, (ii) reduce the interest rate on the outstanding term loans, and (iii) conform the terms (including providing for a maturity date of July 1, 2022) of all outstanding term loans (namely, the Initial Term Loans, the 2015 Incremental Term Loans and the additional $375 million of term loans referred to above) under the Term Loan Facility (such term loans, after giving effect to such amendments, the “2016 Term Loans”). In March 2017, we further amended the Term Loan Facility to reduce the interest rate applicable to all outstanding terms loans (such term loans, the “Amended Term Loans”).

As of July 1, 2017, we were in compliance with the terms of the Corporate Credit Facilities.

Term Loan Facility

The initial borrower under the Term Loan Facility was Onex BP Finance LP, a wholly owned subsidiary of Onex. Onex BP Finance LP contributed the proceeds of the Initial Term Loans and the 2015 Incremental Term Loans to its wholly-owned subsidiary Onex BP Finance, LLC (together with Onex BP Finance, LP, the “Tower Entities”), which loaned such proceeds to JWI on economic terms substantially similar to those in the credit agreement in respect of the Term Loan Facility. As part of the 2016 Term Loan Amendment in November 2016, prior to the 2016 Dividend, the Tower Entities were released as obligors under the Term Loan Facility, and JWI became the only borrower under the Term Loan Facility.

The net proceeds from the Initial Term Loans were primarily used to (i) repay $239.7 million outstanding under our former senior secured credit facility as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Lines of Credit and Long-Term Debt—Repaid Long-Term Debt—Former Senior Secured Credit Facility—U.S. and Europe”, (ii) redeem all $460 million of our then-outstanding 12.25% senior secured notes described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Lines of Credit and Long-Term Debt—Repaid Long-Term Debt—Former Senior Secured Notes”, and (iii) satisfy our obligation under a guarantee of certain letters of credit supporting an industrial revenue bond. The net proceeds of the 2015 Incremental Term Loans were used primarily to fund a $431 million distribution to shareholders and make related payments to holders of options and RSUs, and to pay related transaction fees and expenses. The net proceeds of the 2016 Term Loans were used primarily to (i) replace the Initial Term Loans and the 2015 Incremental Term Loans, (ii) make payments of approximately $400 million to holders of our outstanding common stock, Series A Convertible Preferred Stock, Class B-1 Common Stock, options, and RSUs, and (iii) pay related transaction fees and expenses. The net proceeds of the Amended Term Loans were used primarily to (i) replace the 2016 Term Loans and (ii) pay related transaction fees and expenses.

The offering price of the Amended Term Loans was par. The Amended Term Loans bear interest at LIBOR (subject to a floor of 1.00%) plus a margin of 2.75% to 3.50% depending on our ratio of net debt to Adjusted

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-165

EBITDA. We have entered into forward-starting interest rate swap agreements in order to effectively change the interest rate on a substantial portion of our Term Loan Facility from a variable rate to a fixed rate. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk”. The Amended Term Loans amortize in quarterly installments equal to 0.25% of the initial aggregate principal amount of the Amended Term Loans. The Term Loan Facility has various non-financial covenants, including restrictions on liens, indebtedness, and dividends, customary representations and warranties, and customary events of defaults and remedies, but has no financial maintenance covenants. The Amended Term Loans mature on July 1, 2022.

The offering price of the Initial Term Loans was 99.00% of par, the offering price of the 2015 Incremental Term Loans was 99.50% of par and the offering price of the Amended Term Loans was par. Prior to the 2016 Term Loan Amendment, the Initial Term Loans bore interest at LIBOR (subject to a floor of 1.00%) plus a margin of 4.25%. Prior to the 2016 Term Loan Amendment, the 2015 Incremental Term Loans bore interest at LIBOR (subject to a floor of 1.00%) plus a margin of 3.75% to 4.00% depending on our ratio of net debt to Adjusted EBITDA. Prior to the amendment to the Term Loan Facility in March 2017, the 2016 Term Loans bore interest at LIBOR (subject to a floor of 1.00%) plus a margin of 3.50% to 3.75%, depending on our ratio of net debt to adjusted EBITDA.

The Term Loan Facility permits us to add one or more incremental term loans up to the sum of: (i) an unlimited amount subject to compliance with a maximum total net first lien leverage ratio test of 4.35:1.00 plus (ii) voluntary prepayments of term loans plus (iii) a fixed amount of $285 million, in each case, subject to certain conditions. As of July 1, 2017, we had $1,230.5 million of term loans outstanding under the Term Loan Facility.

ABL Facility

The primary borrowers of the ABL Facility are JWI and JELD-WEN of Canada, Ltd. Extensions of credit under the ABL Facility are limited by a borrowing base calculated periodically based on specified percentages of the value of eligible inventory, eligible accounts receivable, and certain other assets, subject to certain reserves and other adjustments. The borrowing base for U.S. and Canadian borrowers is calculated separately. U.S. borrowers may borrow up to $255 million under the ABL Facility and Canadian borrowers may borrow up to $45 million under the ABL Facility, in each case subject to periodic adjustments of such sub-limits and applicable borrowing base availability.

Borrowings under the ABL Facility bear interest at LIBOR plus a margin that fluctuates from 1.50% to 2.00% depending on availability under the ABL Facility. We pay an annual commitment fee between 0.25% and 0.375% on the unused portion of the commitments under the ABL Facility. As of July 1, 2017, we had $243.8 million available under the ABL Facility. The ABL Facility has a minimum fixed charge coverage ratio that we are obligated to comply with under certain circumstances. The ABL Facility has various non-financial covenants, including restrictions on liens, indebtedness, and dividends, customary representations and warranties, and customary events of defaults and remedies. The ABL Facility matures on October 15, 2019.

The ABL Facility permits us to request increases in the amount of the commitments under the ABL Facility up to an aggregate maximum amount of $100 million, subject to certain conditions.

Collateral under the ABL Facility and Term Loan Facility

The ABL Facility is collateralized by (a) first priority perfected liens on our (i) accounts receivable, (ii) cash and cash equivalents, (iii) deposit accounts, securities accounts, and commodity accounts, (iv) inventory, (v) certain real estate, (vi) certain equipment, (vii) Canadian collateral, (viii) documents, general intangibles,

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-166

instruments, chattel paper, and commercial tort claims and supporting obligations related to each of (i)-(vii), (ix) tax refunds and rebates, (x) supporting obligations and letter of credit rights related to each of (i)-(ix), (xi) books and records related to each of (i)-(x), in each case subject to certain exceptions (collectively, “ABL Priority Collateral”) and (b) second priority perfected liens on our remaining assets not constituting ABL Priority Collateral, subject to certain exceptions (collectively, “Term Priority Collateral”).

The Term Loan Facility is collateralized by (a) first priority liens on the Term Priority Collateral (other than the Canadian collateral) and (b) second priority liens on the ABL Priority Collateral.

Australia Senior Secured Credit Facility

In October 2015, JWA amended the Australia Senior Secured Credit Facility to provide for an AUD $20 million cash advance facility, an AUD $6 million interchangeable facility for guarantees/letters of credit, an AUD $7 million electronic payaway facility, an AUD $1.5 million asset finance facility, an AUD $600,000 commercial card facility, and an AUD $5 million overdraft facility. In January 2016, the Australia Senior Secured Credit Facility was further amended to reduce the cash advance facility to AUD $18 million, and increase the interchangeable facility for guarantees/letters of credit to AUD $8 million. In addition, the commercial card facility was increased to AUD $950,000. The Australia Senior Secured Credit Facility matures in June 2019. Loans under the revolving portion of the Australia Senior Secured Credit Facility bear interest at the BBR rate plus a margin of 0.75%, and a commitment fee of 1.15% is also paid on the entire amount of the revolving credit facility. Overdraft balances bear interest at the bank’s reference rate minus a margin of 1.00%, and a commitment fee of 1.15% is paid on the overdraft facility limit. As of July 1, 2017, we had AUD $6.8 million (or $5.2 million) of guarantees outstanding and AUD $0.2 million (or $0.1 million) of utilization of the commercial card facility, with AUD $33.5 million (or $25.8 million) available under this facility. The Australia Senior Secured Credit Facility is secured by guarantees of the subsidiaries of JWA, fixed and floating charges on the assets of the JWA group, and mortgages on certain real properties owned by the JWA group. The agreement requires that JWA maintain certain financial ratios, including a minimum consolidated interest coverage ratio and a maximum ratio of consolidated debt to adjusted EBITDA (as calculated therein) ratio. The Australia Senior Secured Credit Facility has various non-financial covenants, including restrictions on liens, indebtedness, and dividends, customary representations and warranties, and customary events of default and remedies. With respect to dividends, obligors under the Australia Senior Secured Credit Facility may only pay dividends not in excess of 80% of after tax net profits (with a one-year carryforward of unused amounts) and only while no default is continuing under such agreement. However, this limitation does not apply with respect to obligors under the Australia Senior Secured Credit Facility repaying intercompany debt owed to their parent entities. As of July 1, 2017, we were in compliance with the terms of the Australia Senior Secured Credit Facility.

Euro Revolving Facility

In January 2015, JELD-WEN of Europe B.V. (which was subsequently merged with JELD-WEN A/S, which survived the merger) entered into the Euro Revolving Facility, which includes a €39 million revolving credit facility, with an option to increase the commitment by an amount of up to €10 million, with a syndicate of lenders and Danske Bank A/S, as agent. The Euro Revolving Facility matures on January 30, 2019. Loans under the Euro Revolving Facility bear interest at CIBOR, CHR LIBOR, EURIBOR, NIBOR, STIBOR or LIBOR, depending on the currency, plus a margin of 2.5%, and a commitment fee of 1% is also paid on the unutilized amount of the revolving credit facility calculated on a day-to-day basis. As of July 1, 2017, we had €0.7 million (or $0.8 million) in outstanding borrowings and €1.0 million (or $1.1 million) of bank guarantees outstanding, and €37.3 million (or $42.6 million) available under this facility. The Euro Revolving Facility requires JELD-WEN A/S to maintain certain financial ratios, including a maximum ratio of senior leverage to adjusted

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-167

EBITDA (as calculated therein), and a minimum ratio of adjusted EBITDA (as calculated therein) to net finance charges. In addition, the Euro Revolving Facility has various non-financial covenants including restrictions on liens, indebtedness, and dividends, customary representations and warranties, and customary events of default and remedies. With respect to dividends, obligors under the Euro Revolving Facility may only pay dividends out of available cash flow (with a one-year carryforward of unused amounts) and only while no default is continuing under such agreement. However, this limitation does not apply with respect to obligors under the Euro Revolving Facility repaying intercompany debt owed to their parent entities. As of July 1, 2017, we were in compliance with the terms of the Euro Revolving Facility.

Mortgage Notes

In December 2007, JELD-WEN Danmark A/S entered into thirty-year mortgage notes secured by land and buildings and with principal payments beginning in 2018 that will fully amortize the principal by the end of 2037. As of July 1, 2017, we had DKK 208.1 million (or $32.0 million) outstanding under these notes.

Installment Notes

We entered into installment notes representing miscellaneous capitalized equipment lease obligations and a term loan secured by the related equipment with payments through 2021. As of July 1, 2017, we had $4.1 million outstanding under these notes.

Installment Notes for Stock

We entered into installment notes for stock representing amounts due to former or retired employees for repurchases of our stock that are payable over 5 or 10 years depending on the amount with payments through 2020. As of July 1, 2017, we had $2.1 million outstanding under these notes.

Interest Rate Swaps

We have eight outstanding interest rate swap agreements for the purpose of managing market risk and our exposure to changes in interest rates by effectively converting the variable interest rate on a portion of the Term Loan Facility to a fixed rate. The counterparties for these swap agreements are Royal Bank of Canada, Barclays Bank PLC and Wells Fargo Bank, N.A. The aggregate notional amount covered under these agreements, which are all forward starting and expire on September 30, 2019, totals approximately $914.3 million as of July 1, 2017. The table below sets forth the period, notional amount, and fixed rates for our interest rate swaps:

Period	Notional	Average Fixed Rate
	(dollars in thousands)
September 2015 – September 2019	$244,125	1.997%
June 2016 – September 2019	$213,000	2.126%
September 2016 – September 2019	$244,125	2.353%
December 2016 – September 2019	$213,000	2.281%

Each of the swap agreements receives a floating rate based on three-month LIBOR and is settled every calendar quarter-end. The effect of these swap agreements is to lock in a fixed rate of interest on the aggregate notional amount hedged of approximately 2.188% as of July 1, 2017, plus the applicable margin paid to lenders over three-month LIBOR. At July 1, 2017, the effective rate on the aggregate notional amount hedged (including the applicable margin paid to lenders over three-month LIBOR) was approximately 5.188%. These swaps have been designated as cash flow hedges against variability in future interest rate payments on the Term Loan Facility and are marked to market through consolidated other comprehensive income (loss).

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-168

A hypothetical increase or decrease in interest rates of 1.0% (based on variable rate debt if revolving credit facilities were fully drawn and taking into account the eight interest rate swaps that were in effect on July 1, 2017) would have increased or decreased our interest expense by $3.6 million for the six months ended July 1, 2017.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-169

SHARES ELIGIBLE FOR FUTURE SALE

Our common stock has only been listed for public trading since January 27, 2017. Sales, or the perception of future sales, of a substantial number of shares of our common stock in the public market by us or our existing shareholders after this offering could materially adversely affect the prevailing market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

Sale of Restricted Shares

As of July 1, 2017, we had 104,923,708 shares of common stock outstanding. All of the shares of common stock sold in the IPO, the May 2017 Secondary Offering, and this offering will be freely transferable without restriction or further registration under the Securities Act (but subject, to the extent applicable, to the restrictions set forth in the lock-up agreements referred to below) by persons other than “affiliates”, as that term is defined in Rule 144 under the Securities Act. Generally, the balance of our outstanding shares of common stock are “restricted securities” within the meaning of Rule 144 under the Securities Act, and are therefore subject to the limitations and restrictions that are described below. In addition, common stock purchased by our affiliates will be “restricted securities” under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under the Securities Act, such as Rule 144 or Rule 701, which are summarized below.

Upon completion of this offering,                  shares of common stock will be freely transferable in the public market without restriction or further registration under the Securities Act. Further,              shares of common stock will be available for sale in the public market subject to the expiration of the lock-up arrangements described below and the provisions of Rule 144 and Rule 701, as described below. In addition,              shares of common stock that are either subject to outstanding options or represented by RSUs will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements referred to below, and Rule 144 and Rule 701 of the Securities Act.

Lock-up Arrangements

In connection with this offering, we, our executive officers, our directors, the selling shareholders (including Onex) and certain existing shareholders (that together own approximately     % of our outstanding common stock, prior to giving effect to this offering), have entered into lock-up agreements described in “Underwriting”, pursuant to which shares of our common stock outstanding after this offering will be restricted from immediate resale in accordance with the terms of such lock-up agreements without the prior written consent of         . Under these agreements, subject to limited exceptions, neither we nor any of our directors or executive officers or these shareholders may dispose of, hedge, or otherwise transfer the economic consequences of ownership of any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock. These restrictions will be in effect for a period of 90 days after the date of this prospectus. Certain transfers or dispositions can be made sooner, provided the transferee becomes bound to the terms of the lock-up.

In addition, our Registration Rights Agreement provides that we and our directors, officers, shareholders that beneficially own more than 1% of our common stock and the selling shareholders participating in an underwritten offering (in each case, to the extent party to our Registration Rights Agreement) have agreed not to effect any public sale or distribution (including sales pursuant to Rule 144) of our common stock, or securities convertible into or exchangeable or exercisable for our common stock, during the seven days prior to and 90 days following the effective date of the registration statement in respect of an applicable public offering (which would include this offering), unless the underwriters managing an applicable public offering otherwise agree.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-170

Rule 144

In general, under Rule 144 as in effect on the date of this prospectus, a person (or persons whose common stock is required to be aggregated), who is an affiliate, and who has beneficially owned our common stock (or shares that were converted into, or were exchanged for, common stock pursuant to the conversion of our Series A Convertible Preferred Stock and Class B-1 Common Stock into shares of our common stock) for at least six months is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares then outstanding, which was equal to approximately 1,049,237 shares as of July 1, 2017; or

•	the average weekly trading volume in our shares on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such a sale.

Sales by our affiliates under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. An “affiliate” is a person that directly, or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, an issuer.

Under Rule 144, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months (including the holding period of any prior owner other than an affiliate), would be entitled to sell those shares subject only to availability of current public information about us, and after beneficially owning such shares for at least 12 months, would be entitled to sell an unlimited number of shares without restriction. To the extent that our affiliates sell their common stock, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 701

In general, under Rule 701 as in effect on the date of this prospectus, any of our employees, directors, officers, consultants, or advisors who purchased shares from us in reliance on Rule 701 in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares 90 days after the effective date of this offering in reliance upon Rule 144. If such person is not an affiliate, such sale may be made subject only to the manner of sale provisions of Rule 144. If such a person is an affiliate, such sale may be made under Rule 144 without compliance with the holding period requirement, but subject to the other Rule 144 restrictions described above.

Stock Plans

We have filed a registration statement or statements on Form S-8 under the Securities Act covering the 7,500,000 shares of common stock reserved for issuance under our Omnibus Equity Plan and pursuant to all option and RSU grants made under the Stock Incentive Plan. Shares issued upon the exercise, payment, or settlement of equity awards or equity-based awards issued under the Stock Incentive Plan or the Omnibus Equity Plan after the effective date of the applicable Form S-8 registration statement are eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described above.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-171

Registration Rights

Following this offering, some of our shareholders will, under some circumstances, have the right to require us to register their shares for future sale. This offering is being conducted in connection with the exercise of certain registration rights granted to certain of our shareholders under the Registration Rights Agreement. All of the shares of our common stock sold in this offering will be sold pursuant to the exercise of such registration rights. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement”. In addition, upon the occurrence and during the continuance of an event of default under our Corporate Credit Facilities, the lenders under our Corporate Credit Facilities have certain registration rights with respect to the shares of our common stock.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-172

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR

NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock that is purchased pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. This summary is limited to Non-U.S. Holders (as defined below) that hold our common stock as a “capital asset” within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (which we refer to as the “Code”) (generally, property held for investment) for U.S. federal income tax purposes. This summary does not discuss all of the aspects of U.S. federal income and estate taxation that may be relevant to a Non-U.S. Holder in light of the Non-U.S. Holder’s particular investment or other circumstances, including the impact of the Medicare contribution tax on net investment income. Accordingly, all prospective Non-U.S. Holders should consult their own tax advisors with respect to the U.S. federal, state, local, and non-U.S. tax consequences of the ownership and disposition of our common stock.

This summary is based on provisions of the Code, applicable U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations, all as in effect or in existence on the date of this prospectus. Subsequent developments in U.S. federal income or estate tax law, including changes in law or differing interpretations, which may be applied retroactively, could alter the U.S. federal income and estate tax consequences to a Non-U.S. Holder of owning and disposing of our common stock as described in this summary. There can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position with respect to one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income or estate tax consequences of the ownership or disposition of our common stock.

As used in this summary, the term “Non-U.S. Holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an entity or arrangement treated as a partnership for U.S. federal income tax purposes;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust, if (1) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more “United States persons” (within the meaning of the Code) has the authority to control all of the trust’s substantial decisions, or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a “United States person” (within the meaning of the Code).

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in such a partnership generally will depend upon the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Partnerships, and partners in partnerships, that hold our common stock should consult their own tax advisors as to the particular U.S. federal income and estate tax consequences of owning and disposing of our common stock that are applicable to them.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-173

This summary does not consider any specific facts or circumstances that may apply to a Non-U.S. Holder and does not address any special tax rules that may apply to particular Non-U.S. Holders, such as:

•	a Non-U.S. Holder that is a bank, financial institution, insurance company, tax-exempt or government organization, pension plan, broker, dealer or trader in stocks, securities or currencies, U.S. expatriate, former citizen, long-term resident of the United States, person subject to the alternative minimum tax, controlled foreign corporation, tax-qualified retirement plan, passive foreign investment company, or corporation that accumulates earnings to avoid U.S. federal income tax;

•	a Non-U.S. Holder holding our common stock as part of a conversion, constructive sale, wash sale or other integrated transaction, or a hedge, straddle, synthetic security, or other risk reduction strategy;

•	a Non-U.S. Holder that holds or receives our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	a Non-U.S. Holder that is deemed to sell our common stock under the constructive sale provisions of the Code; or

•	a Non-U.S. Holder that at any time owns, directly, indirectly or constructively, 5% or more of our outstanding common stock.

In addition, this summary does not address any U.S. state or local, or non-U.S. or other tax consequences, or any U.S. federal income or estate tax consequences for beneficial owners of a Non-U.S. Holder, including shareholders of a controlled foreign corporation or passive foreign investment company that holds our common stock.

Each Non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, state, local, and non-U.S. income and other tax consequences of owning and disposing of our common stock.

Distributions on Our Common Stock

As discussed under “Dividend Policy” above, we have no current plans to pay any dividends on our common stock in the foreseeable future. If we make distributions of cash or property (other than certain pro rata distributions of our common stock) with respect to our common stock, any such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a nontaxable return of capital to the extent of the Non-U.S. Holder’s adjusted tax basis in its common stock and will reduce (but not below zero) such Non-U.S. Holder’s adjusted tax basis in its common stock. Any remaining excess will be treated as gain from a disposition of our common stock subject to the tax treatment described below in “—Sales or Other Dispositions of Our Common Stock”.

Distributions on our common stock to a Non-U.S. Holder that are treated as dividends, and that are not effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States, generally will be subject to withholding of U.S. federal income tax at a rate of 30% of the gross amount of dividends. A Non-U.S. Holder may be eligible for a lower rate of withholding under an applicable income tax treaty between the United States and its jurisdiction of tax residence. In order to claim the benefit of an applicable income tax treaty, a Non-U.S. Holder will be required to provide to the applicable withholding agent a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable form) in accordance with the applicable certification and disclosure requirements certifying qualification for the lower treaty rate. Special rules apply to partnerships and other pass-through entities and these certification and disclosure requirements also may apply to beneficial owners of partnerships and other pass-through entities that hold our common stock. A Non-U.S. Holder should consult its tax advisor regarding its entitlement to benefits under any applicable income tax treaty.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-174

Distributions on our common stock to a Non-U.S. Holder that are treated as dividends, and that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States will be taxed on a net income basis at the regular graduated rates and generally in the manner applicable to United States persons (unless the Non-U.S. Holder is eligible for and properly claims the benefit of an applicable income tax treaty and the dividends are not attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States, in which case the Non-U.S. Holder may be eligible for a lower rate under an applicable income tax treaty between the United States and its jurisdiction of tax residence). Dividends to a Non-U.S. Holder that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States will not be subject to the withholding of U.S. federal income tax discussed above if the Non-U.S. Holder provides to the applicable withholding agent a properly executed IRS Form W-8ECI (or other applicable form) in accordance with the applicable certification and disclosure requirements. A Non-U.S. Holder that is treated as a corporation for U.S. federal income tax purposes may also be subject to a “branch profits” tax at a 30% rate (or a lower rate if the Non-U.S. Holder is eligible for a lower rate under an applicable income tax treaty) on the Non-U.S. Holder’s earnings and profits (attributable to dividends on our common stock or otherwise) that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States, subject to certain adjustments.

The certifications described above must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically. A Non-U.S. Holder may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS. Non-U.S. Holders should consult their own tax advisors regarding their eligibility for benefits under a relevant income tax treaty and the manner of claiming such benefits.

The foregoing discussion is subject to the discussion below under “—Backup Withholding and Information Reporting” and “—FATCA Withholding”.

Sales or Other Dispositions of Our Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax (including withholding thereof) on any gain recognized on sales or other dispositions of our common stock unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, such gain is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States); in this case, the gain will be subject to U.S. federal income tax on a net income basis at the regular graduated rates and generally in the manner applicable to United States persons (unless an applicable income tax treaty provides otherwise) and, if the Non-U.S. Holder is treated as a corporation for U.S. federal income tax purposes, the “branch profits tax” described above may also apply;

•	the Non-U.S. Holder is a nonresident alien individual who is present in the United States for more than 182 days in the taxable year of the disposition and meets certain other requirements; in this case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by certain U.S. source capital losses, generally will be subject to a flat 30% U.S. federal income tax, even though the Non-U.S. Holder is not considered a resident of the United States under the Code; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of (i) the five-year period ending on the date of disposition and (ii) the period that the Non-U.S. Holder held our common stock.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-175

worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not currently, and we do not anticipate becoming in the future, a United States real property holding corporation. However, because the determination of whether we are a United States real property holding corporation is made from time to time and depends on the relative fair market values of our assets, there can be no assurance in this regard. If we were a United States real property holding corporation, the tax relating to disposition of stock in a United States real property holding corporation generally will not apply to a Non-U.S. Holder whose holdings, direct, indirect, and constructive, constituted 5% or less of our common stock at all times during the applicable period, provided that our common stock is “regularly traded on an established securities market” (as provided in applicable U.S. Treasury regulations) at any time during the calendar year in which the disposition occurs. However, no assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above. Non-U.S. Holders should consult their own tax advisors regarding the possible adverse U.S. federal income tax consequences to them if we are, or were to become, a United States real property holding corporation.

The foregoing discussion is subject to the discussion below under “—Backup Withholding and Information Reporting” and “—FATCA Withholding”.

Federal Estate Tax

Our common stock that is owned (or treated as owned) by an individual who is not a U.S. citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

Backup Withholding and Information Reporting

Backup withholding (currently at a rate of 28%) will not apply to payments of dividends on our common stock to a Non-U.S. Holder if the Non-U.S. Holder provides to the applicable withholding agent a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable form) certifying under penalties of perjury that the Non-U.S. Holder is not a United States person, or otherwise qualifies for an exemption. However, the applicable withholding agent generally will be required to report to the IRS and to such Non-U.S. Holder payments of dividends on our common stock and the amount of U.S. federal income tax, if any, withheld with respect to those payments. Copies of the information returns reporting such dividends and any withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of a treaty or agreement.

The gross proceeds from sales or other dispositions of our common stock may be subject, in certain circumstances discussed below, to U.S. backup withholding and information reporting. If a Non-U.S. Holder sells or otherwise disposes of our common stock outside the United States through a non-U.S. office of a non-U.S. broker and the sale or disposition proceeds are paid to the Non-U.S. Holder outside the United States, then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not U.S. backup withholding, will apply to a payment of sale or disposition proceeds, even if that payment is made outside the United States, if a Non-U.S. Holder sells our common stock through a non-U.S. office of a broker that is a United States person or has certain enumerated connections with the United States, unless the broker has documentary evidence in its files that the Non-U.S. Holder is not a United States person and certain other conditions are met or the Non-U.S. Holder otherwise qualifies for an exemption.

If a Non-U.S. Holder receives payments of the proceeds of sales or other dispositions of our common stock to or through a U.S. office of a broker, the payment will be subject to both U.S. backup withholding and

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-176

information reporting unless the Non-U.S. Holder provides to the broker a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable form) certifying under penalties of perjury that the Non-U.S. Holder is not a United States person, or the Non-U.S. Holder otherwise qualifies for an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be credited against the Non-U.S. Holder’s U.S. federal income tax liability (which may result in the Non-U.S. Holder being entitled to a refund), provided that the required information is timely furnished to the IRS.

FATCA Withholding

The Foreign Account Tax Compliance Act and related Treasury guidance (commonly referred to as “FATCA”) impose U.S. federal withholding tax at a rate of 30% on payments to certain foreign entities of (i) U.S.-source dividends (including dividends paid on our common stock) and (ii) after December 31, 2018, the gross proceeds from the sale or other disposition of property that produces U.S.-source dividends (including sales or other dispositions of our common stock). This withholding tax applies to a foreign entity, whether acting as a beneficial owner or an intermediary, unless such foreign entity complies with (i) certain information reporting requirements regarding its U.S. account holders and its U.S. owners and (ii) certain withholding obligations regarding certain payments to its account holders and certain other persons, or, in each case, such foreign entity otherwise qualifies for an exemption. Accordingly, the entity through which a Non-U.S. Holder holds its common stock will affect the determination of whether such withholding is required. A payee that is a foreign financial institution located in a jurisdiction that has an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Non-U.S. Holders are encouraged to consult their tax advisors regarding FATCA.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-177

UNDERWRITING

             are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling shareholders, and the underwriters, the selling shareholders have agreed, severally and not jointly, to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from the selling shareholders, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares

Total	9,500,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling shareholders, severally and not jointly, have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel, or modify offers to the public and to reject orders in whole or in part.

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $        per share. After this offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount, and proceeds before expenses to the selling shareholders. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount paid by the selling shareholders	$	$	$
Proceeds, before expenses, to the selling shareholders	$	$	$

We are not selling any shares of common stock in this offering, and will not receive any of the proceeds from the shares of common stock sold by the selling shareholders.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-178

The expenses of the offering, not including the underwriting discount, are estimated at $             and are payable by us. The underwriters have agreed to reimburse us for certain offering related expenses. We have also agreed to reimburse the underwriters for up to $25,000 of reasonable fees and expenses of counsel related to the review by the Financial Industry Regulatory Authority, Inc., or “FINRA”, of the terms of sale of the shares offered hereby.

Certain of the selling shareholders have granted an option to the underwriters to purchase up to 1,425,000 additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table. We will not receive any proceeds from the sale of the shares by the selling shareholders.

In connection with this offering, we, our executive officers, our directors, the selling shareholders (including Onex) and certain existing shareholders (that together own approximately         % of our outstanding common stock, prior to giving effect to this offering), have agreed, subject to certain exceptions, not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 90 days after the date of this prospectus without first obtaining the written consent of                 . Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell, or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	otherwise dispose of or transfer any common stock or securities exchangeable or exercisable for common stock,

•	file or cause to be filed a registration statement related to the common stock, or

•	enter into any swap or other agreement that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Our common stock is listed on the New York Stock Exchange under the symbol “JELD”.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix, or maintain that price.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-179

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales, and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option described above. The underwriters may close out any covered short position by either exercising their option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option. “Naked” short sales are sales in excess of their option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market, or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, the representatives may facilitate Internet distribution for this offering to certain of its Internet subscription customers. The representatives may allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on Internet web sites maintained by the representatives. Other than the prospectus in electronic format, the information on the web sites of the representatives is not part of this prospectus.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, investment banking, commercial banking, and other services for us for which they received or will receive customary fees and expenses. Furthermore, certain of the underwriters and their respective affiliates may, from time to time, enter into arms-length transactions with us in the ordinary course of their business.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the Company. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-180

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of shares may be made to the public in that Relevant Member State other than:

A. to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B. to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C. in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements, and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC as amended by Directive 2010/73/EU and includes any relevant implementing measure in the Relevant Member State.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-181

Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or “SIX”, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or “CISA”. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or “DFSA”. This document is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with exempt offers. The DFSA has not approved this document nor taken steps to verify the information set forth herein and has no responsibility for it. The shares to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorized financial advisor.

Notice to Prospective Investors in Hong Kong

This prospectus has not been approved by or registered with the Securities and Futures Commission of Hong Kong or the Registrar of Companies of Hong Kong. The shares will not be offered or sold in Hong Kong other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation, or document relating to the shares which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) has been issued or will be issued in Hong Kong or elsewhere other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-182

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-183

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”), who are:

(a) “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act; and

(b) “wholesale clients” (within the meaning of section 761G of the Corporations Act),

so that it is lawful to offer the shares without disclosure to investors under Chapters 6D and 7 of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapters 6D and 7 of the Corporations Act would not be required pursuant to an exemption under both section 708 and Subdivision B of Division 2 of Part 7.9 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapters 6D and 7 of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-184

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York. Legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, Washington, D.C.

EXPERTS

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2016 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Freedonia Custom Research is a source for third-party industry data referenced in this prospectus. The Freedonia Report, dated May 9, 2017, which we commissioned for this offering, represents data, research opinion, or viewpoints developed on our behalf that have been included herein.

INCORPORATION BY REFERENCE

We “incorporate by reference” certain documents we have filed with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and any information contained in any document incorporated by reference in this prospectus will be deemed to be modified or superseded to the extent that a statement contained in this prospectus or free writing prospectus provided to you in connection with this offering modified or supersedes the original statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to be part of this prospectus. The following documents filed with the SEC are hereby incorporated by reference in this prospectus; provided, however, that we are not incorporating any information furnished under either Item 2.02 or Item 7.01 of any Current Report on Form 8-K:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the SEC on March 3, 2017;

•	our Current Reports on Form 8-K, filed with the SEC on February 3, 2017, February 10, 2017, March 8, 2017, May 23, 2017, May 25, 2017, June 30, 2017, August 29, 2017 and September 7, 2017; and

•	our Quarterly Reports on Form 10-Q for the quarterly period ended April 1, 2017, filed with the SEC on May 12, 2017, and for the quarterly period ended July 1, 2017, filed with the SEC on August 8, 2017.

We hereby undertake to provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of any such person, a copy of any and all of the information that has been incorporated by reference in this prospectus, other than exhibits to such documents, unless such exhibits have been specifically incorporated by reference thereto. Requests for such copies should be directed to our Investor Relations department at the following address:

JELD-WEN Holding, Inc.

440 S. Church Street, Suite 400

Charlotte, North Carolina 28202

Attention: Shareholder Services

877-592-7575

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-185

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the common stock to be sold in this offering. As allowed by SEC rules, this prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. For further information about us and our common stock, you should refer to the registration statement, including all amendments, supplements, schedules, and exhibits thereto.

Statements contained or incorporated by reference in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

We are subject to the information and reporting requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read, without charge, and copy, at prescribed rates, all or any portion of the registration statement or any reports, statements or other information we file with or furnish to the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. In addition, the SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Such reports and other information filed by us with the SEC are available free of charge on our website at investors.jeld-wen.com when such reports are made available on the SEC’s website at www.sec.gov. You may also request copies of those documents, at no cost to you, by contacting us at the following address:

JELD-WEN Holding, Inc.

440 S. Church Street, Suite 400

Charlotte, North Carolina 28202

Attention: Shareholder Services

877-592-7575

We intend to furnish our shareholders with annual reports containing financial statements audited by our independent registered public accounting firm.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-186

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-187

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth all the costs and expenses, other than underwriting discounts, payable in connection with the sale of the shares of common stock being registered hereby. Except as otherwise noted, the registrant will pay all of the costs and expenses set forth in the following table. All amounts shown below are estimates, except the SEC registration fee and the FINRA filing fee:

Amount
SEC registration fee	$	*
FINRA filing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*
Total	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers

Section 102 of the DGCL allows a corporation to eliminate the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except in cases where the director breached his or her duty of loyalty to the corporation or its stockholders, failed to act in good faith, engaged in intentional misconduct or a knowing violation of the law, willfully or negligently authorized the unlawful payment of a dividend or approved an unlawful stock redemption or repurchase or obtained an improper personal benefit. The registrant’s certificate of incorporation contains a provision which eliminates directors’ personal liability as set forth above.

The registrant’s certificate of incorporation and bylaws provide in effect that the registrant shall indemnify its directors and officers to the extent permitted by the Delaware law. Section 145 of the DGCL provides that a Delaware corporation has the power to indemnify its directors, officers, employees, and agents in certain circumstances. Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, provided that such director, officer, employee or agent acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, provided that such director, officer, employee or agent had no reasonable cause to believe that his or her conduct was unlawful.

Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-188

procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Section 145 further provides that to the extent that a present or former director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith; that indemnification provided by Section 145 shall not be deemed exclusive of any other rights to which the party seeking indemnification may be entitled; that the corporation is empowered to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or her or incurred by him or her in any such capacity or arising out of his or her status as such whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145; and that, unless indemnification is ordered by a court, the determination that indemnification under subsections (a) and (b) of Section 145 is proper because the director, officer, employee or agent has met the applicable standard of conduct under such subsections shall be made by (1) a majority vote of the directors who are not parties to such action, suit or proceeding (or a committee of such directors designated by majority vote of such directors), even though less than a quorum, or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

The right to indemnification conferred by the registrant’s certificate of incorporation and bylaws also includes the right to be paid the expenses (including attorneys’ fees) incurred by a present or former director or officer in defending any civil, criminal, administrative, or investigative action, suit, or proceeding in advance of its final disposition, provided, however, that if the Delaware law requires, an advancement of expenses incurred by a director or officer in his or her capacity as a director or officer shall be made only upon delivery to the registrant of an undertaking by or on behalf of such director or officer to repay all amounts so advanced if it is ultimately determined that such person is not entitled to be indemnified for such expenses under the registrant’s certificate of incorporation, bylaws, or otherwise.

In addition, the registrant has entered into indemnification agreements with each of its directors and certain of its officers, a form of which is filed as Exhibit 10.33 to this Registration Statement. These agreements require the registrant to indemnify such persons to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to the registrant, and to advance expenses incurred as a result of any action, suit, or proceeding against them as to which they could be indemnified.

The registrant has in effect insurance policies for general officers’ and directors’ liability insurance covering all of its officers and directors.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-189

Item 15.	Recent Sales of Unregistered Securities

The information presented in this Item 15 gives effect to the 11-for-1 stock split effected on February 1, 2017. Since January 1, 2014, we have made the following sales of unregistered securities:

Acquisitions

On October 24, 2015, we issued 88,480 shares of our common stock in connection with our acquisition of all the assets of a company at a purchase price of $23.67 per share.

Plan-Related Issuances

From January 1, 2014 through January 31, 2017, we granted to our directors, officers, employees, consultants, and other service providers options to purchase 7,513,098 shares of our common stock, with per share exercise prices ranging from $5.60 to $26.51 under our Stock Incentive Plan, which excludes options to purchase 303,765 shares of our common stock which have been forfeited and are no longer outstanding. The exercise price range above represents the exercise prices at the date of grant and do not reflect the subsequent reduction in exercise price for certain options that were made in connection with the 2015 and 2016 distributions. On February 2, 2017, we granted to certain officers and employees options to purchase 479,175 shares of our common stock with a per share exercise price of $27.59 under our Omnibus Equity Plan. On March 29, 2017, we granted an employee options to purchase 13,422 shares of common stock with a per share exercise price of $32.79 under our Omnibus Equity Plan.

From January 1, 2014 through July 1, 2017, we issued to our directors, officers, employees, consultants, and other service providers an aggregate of 397,114 shares of our common stock at per share purchase prices ranging from $6.74 to $23.88 pursuant to exercises of options granted under our Stock Incentive Plan. The exercise price range above represents the exercise prices at the date of exercise, including the exercise prices of options with an exercise price reduced in connection with the 2015 and/or 2016 distributions.

From October 29, 2014 through January 31, 2017, we granted to our directors, officers, employees, consultants, and other service providers an aggregate of 43,808 RSUs to be settled in shares of our common stock under our Stock Incentive Plan. On February 2, 2017, we granted 160,461 RSUs to be settled in shares of our common stock under our Omnibus Equity Plan. On February 27, 2017, we granted 21,198 RSUs to be settled in shares of our common stock under our Omnibus Equity Plan. On March 29, 2017, we granted to an employee 3,659 RSUs to be settled in shares of our common stock under our Omnibus Equity Plan.

Other Common Stock Issuances

On March 27, 2015, we issued 1,136 shares of our common stock to one of our executive officers at a purchase price of $220.00 per share.

On December 14, 2015, we issued 2,000 shares of our common stock to one of our executive officers at a purchase price of $260.41 per share.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act (or Regulation D or Regulation S promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-190

under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions.

In addition, on May 31, 2016, our capital stock was converted in connection with our conversion from an Oregon corporation into a Delaware corporation such that:

•	Each share of common stock of the Oregon corporation that was outstanding converted into one share of common stock, par value $0.01 per share, of the Delaware corporation;

•	Each share of Class B-1 Common Stock of the Oregon corporation that was outstanding converted into one share of Class B-1 Common Stock, par value $0.01 per share, of the Delaware corporation;

•	Outstanding Series A Convertible Preferred Stock of the Oregon corporation was exchanged for 2,922,633.710 shares of Series A-1 Convertible Preferred Stock, 208,759.552 shares of Series A-2 Convertible Preferred Stock, and 843,131.544 shares of Series A-3 Convertible Preferred Stock of the Delaware corporation; and

•	The share of Series B Preferred Stock of the Oregon corporation that was outstanding converted into one share of Series B Preferred Stock, par value $0.01 per share, of the Delaware corporation.

On February 1, 2017, our Series A Convertible Preferred Stock and Class B-1 Common Stock was converted into shares of our common stock and the one outstanding share of our Series B Preferred Stock was cancelled.

Item 16.	Exhibits and Financial Statement Schedules

(a)	Exhibits.

The Exhibits filed herewith are set forth on the Index to Exhibits filed as a part of this Registration Statement beginning on page II-6 hereof.

(b)	Financial Statement Schedules.

All financial statement schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto

Item 17.	Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-191

form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-192

INDEX TO EXHIBITS

Exhibit No.	Exhibit Description	Form	File No.	Exhibit	Filing Date

1.1*	Form of Underwriting Agreement.

3.1	Restated Certificate of Incorporation of JELD-WEN Holding, Inc., filed February 1, 2017.	8-K	001-38000	3.1	February 3, 2017

3.2	Amended and Restated Bylaws of JELD-WEN Holding, Inc.	S-1/A	333-211761	3.4	January 5, 2017

4.1	Specimen Stock Certificate of JELD-WEN Holding, Inc.	S-1/A	333-211761	4.1	January 5, 2017

4.2	Amended and Restated Registration Rights Agreement, among JELD-WEN Holding, Inc., Onex Partners III LP, Onex Advisor III LLC, Onex Partners III GP LP, Onex Partners III PV LP, Onex Partners III Select LP, Onex US Principals LP, Onex Corporation, Onex American Holdings II LLC, BP EI LLC, 1597257 Ontario Inc. and the other parties thereto, dated January 24, 2017.	10-K	001-38000	4.2	March 3, 2017

4.3	Amendment No. 1 to Amended and Restated Registration Rights Agreement, among JELD-WEN Holding, Inc., Onex Partners III LP, Onex Advisor III LLC, Onex Partners III GP LP, Onex Partners III PV LP, Onex Partners III Select LP, Onex US Principals LP, Onex Corporation, Onex American Holdings II LLC, BP EI LLC, 1597257 Ontario Inc. and the other parties thereto, dated May 12, 2017.	S-1	333-217994	4.3	May 15, 2017

5.1*	Opinion of Fried, Frank, Harris, Shriver & Jacobson LLP

10.1	Credit Agreement, among JELD-WEN Holding, Inc., JELD-WEN, Inc., JELD-WEN of Canada, Ltd., the other guarantors party thereto, Wells Fargo Bank, National Association, and the lenders party thereto, dated October 15, 2014.	S-1	333-211761	10.1	June 1, 2016

10.2	Amendment No. 1 to Credit Agreement, among JELD-WEN Holding, Inc., JELD-WEN, Inc., JELD-WEN of Canada, Ltd., the subsidiary guarantors party thereto, Wells Fargo Bank, National Association, and the lenders party thereto, dated July 1, 2015.	S-1	333-211761	10.1.1	June 1, 2016

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-193

Exhibit No.	Exhibit Description	Form	File No.	Exhibit	Filing Date

10.3	Amendment No. 2 to Credit Agreement, among JELD-WEN Holding, Inc., JELD-WEN, Inc., JELD-WEN of Canada, Ltd., Karona, Inc., the subsidiary guarantors party thereto, Wells Fargo Bank, National Association, and the lenders party thereto, dated November 1, 2016.	S-1/A	333-211761	10.1.2	November 17, 2016

10.4	Term Loan Credit Agreement, among JELD-WEN Holding, Inc., JELD-WEN, Inc., Onex BP Finance LP, the other guarantors party thereto, Bank of America, N.A. and the lenders party thereto, dated October 15, 2014.	S-1	333-211761	10.2	June 1, 2016

10.5	Amendment No. 1 to Term Loan Credit Agreement, among JELD-WEN Holding, Inc., JELD-WEN, Inc., Onex BP Finance LP, the subsidiary guarantors party thereto, Bank of America, N.A., and the lenders party thereto, dated July 1, 2015.	S-1	333-211761	10.2.1	June 1, 2016

10.6	Amendment No. 2 to Term Loan Credit Agreement, among JELD-WEN Holding, Inc., JELD-WEN, Inc. the subsidiary guarantors party thereto, Onex BP Finance LP, Bank of America, N.A., and the lenders party thereto, dated November 1, 2016.	S-1	333-211761	10.2.2	November 17, 2016

10.7	Amendment No. 3 to Term Loan Credit Agreement, among JELD-WEN Holding, Inc., JELD-WEN, Inc. the subsidiary guarantors party thereto, Onex BP Finance LP, Bank of America, N.A., and the lenders party thereto, dated March 7, 2017.	8-K	001-38000	10.1	March 8, 2017

10.8	Stock Purchase Agreement, among JELD-WEN Holding, Inc., Onex Partners III LP and the other investors party thereto, dated August 30, 2012.	S-1/A	333-211761	10.3	December 16, 2016

10.9	Amendment to Stock Purchase Agreements, among JELD-WEN Holding, Inc. and Onex Partners III LP, dated April 3, 2013.	S-1/A	333-211761	10.3.1	December 16, 2016

10.10	Amendment to Stock Purchase Agreement, among JELD-WEN Holding, Inc. and Onex Partners III LP, dated May 31, 2016.	S-1/A	333-211761	10.3.2	December 16, 2016

10.11	Form of Joinder to Stock Purchase Agreement, among JELD-WEN Holding, Inc., Onex Partners III LP and the other investors party thereto.	S-1/A	333-211761	10.3.3	December 16, 2016

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-194

Exhibit No.	Exhibit Description	Form	File No.	Exhibit	Filing Date

10.12	Amended and Restated Stock Purchase Agreement, among JELD-WEN Holding, Inc., Onex Partners III LP, Onex Advisor III LLC, Onex Partners III GP LP, Onex Partners III PV LP, Onex Partners III Select LP, Onex US Principals LP, Onex Corporation, Onex American Holdings II LLC, BP EI LLC and 1597257 Ontario Inc., dated July 29, 2011.	S-1/A	333-211761	10.4	December 16, 2016

10.13	Amendment No. 1 to Amended and Restated Stock Purchase Agreement, among JELD-WEN Holding, Inc. and Onex Partners III LP, dated September 1, 2011.	S-1/A	333-211761	10.4.1	December 16, 2016

10.14	Amendment to Amended and Restated Stock Purchase Agreement, among JELD-WEN Holding, Inc. and Onex Partners III LP, dated May 31, 2016.	S-1/A	333-211761	10.4.2	December 16, 2016

10.15+	JELD-WEN Holding, Inc. Amended and Restated Stock Incentive Plan, dated May 31, 2016.	S-1/A	333-211761	10.6	December 16, 2016

10.16+	JELD-WEN Holding, Inc. Amended and Restated Stock Incentive Plan, dated January 30, 2017.	10-Q	001-38000	10.14	May 12, 2017

10.17+	Form of Nonstatutory Common Stock Option Agreement under JELD-WEN Holding, Inc. Amended and Restated Stock Incentive Plan.	S-1/A	333-211761	10.7	December 16, 2016

10.18+	Form of Nonstatutory Class B-1 Common Stock Option Agreement under JELD-WEN Holding, Inc. Amended and Restated Stock Incentive Plan.	S-1/A	333-211761	10.8	December 16, 2016

10.19+	Form of Restricted Stock Unit Award Agreement under JELD-WEN Holding, Inc. Amended and Restated Stock Incentive Plan.	S-1/A	333-211761	10.9	December 16, 2016

10.20+	Form of Executive Employment Agreement between JELD-WEN Holding, Inc. and each of Mark A. Beck, L. Brooks Mallard, and Laura W. Doerre, effective August 7, 2017.	10-Q	001-38000	10.1	August 8, 2017

10.21+	Management Employment Agreement, by and between JELD-WEN, Inc. and Kirk S. Hachigian, dated March 31, 2014.	S-1/A	333-211761	10.12	January 5, 2017

10.22+	Termination of Management Employment Agreement, by and between JELD-WEN, Inc. and Kirk S. Hachigian, dated December 30, 2016.	S-1/A	333-211761	10.12.1	January 5, 2017

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-195

Exhibit No.	Exhibit Description	Form	File No.	Exhibit	Filing Date

10.23+	Executive Employment Agreement between JELD-WEN Holding, Inc. and John A. Dinger, effective August 7, 2017.	10-Q	001-38000	10.2	August 8, 2017

10.24+	Form of Management Transition Agreement.	S-1/A	333-211761	10.16	January 5, 2017

10.25+	JELD-WEN Holding, Inc. 2017 Omnibus Equity Plan.	S-1/A	333-211761	10.17	January 5, 2017

10.26+	Form of Nonqualified Stock Option Agreement under JELD-WEN Holding, Inc. 2017 Omnibus Equity Plan.	S-1/A	333-211761	10.18	January 5, 2017

10.27+	Form of Restricted Stock Unit Award Agreement under JELD-WEN Holding, Inc. 2017 Omnibus Plan.	S-1/A	333-211761	10.19	January 5, 2017

10.28+	JELD-WEN Holding, Inc. 2017 Management Incentive Plan.	S-1/A	333-211761	10.20	January 5, 2017

10.29+	Letter Agreement, by and between JELD-WEN Holding, Inc. and the shareholders party thereto, dated January 24, 2017.	10-K	001-38000	10.30	March 3, 2017

10.30	Form of Indemnification Agreement.	S-1/A	333-211761	10.25	June 1, 2016

21.1	List of subsidiaries of JELD-WEN Holding, Inc.	S-1/A	333-211761	21.1	January 17, 2017

23.1*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

23.2*	Consent of Fried, Frank, Harris, Shriver & Jacobson LLP (included in Exhibit 5.1)

23.3*	Consent of Freedonia Custom Research.

24.1*	Power of Attorney (included on signature page).

+	Indicates management contract or compensatory plan.
*	To be filed by amendment.

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-196

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte, State of North Carolina, on this      day of                 , 2017.

JELD-WEN HOLDING, INC.

By:
L. Brooks Mallard
Chief Financial Officer

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned directors and officers of JELD-WEN Holding, Inc. constitutes and appoints each of L. Brooks Mallard and Laura Doerre, or either of them, each acting alone, his true and lawful attorney-in-fact and agent, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement and any subsequent registration statement filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, and hereby ratifying and confirming all that either of the said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Mark A. Beck	Chief Executive Officer, President, and Director (Principal Executive Officer)	, 2017

L. Brooks Mallard	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2017

Kirk Hachigian	Chairman	, 2017

Roderick C. Wendt	Vice Chairman	, 2017

Anthony Munk	Director	, 2017

Bruce Taten	Director	, 2017

Confidential Treatment Requested by JELD-WEN Holding, Inc. Pursuant to 17 C.F.R. § 200.83

Page Code JELD/DRS-197

Signature	Title	Date

Martha (Stormy) Byorum	Director	, 2017

Greg G. Maxwell	Director	, 2017

Matthew Ross	Director	, 2017

Patrick Tolbert	Director	, 2017

Steven E. Wynne	Director	, 2017

William F. Banholzer	Director	, 2017